Form 20-F
period 2002-12-31
WHARF HOLDINGS LTD
filed 2003-06-30
CIK 931239

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 20-F

                            ANNUAL REPORT PURSUANT TO
           SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                       COMMISSION FILE NUMBER 33-84952-01

                          THE WHARF (HOLDINGS) LIMITED
      ---------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
      ---------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                    HONG KONG
      ---------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
   ---------------------          ------------------------------------------
   None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
      ---------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

           (I) GUARANTEES RELATING TO US$200,000,000 8 7/8% GUARANTEED
                                 NOTES DUE 2004
          (II) GUARANTEES RELATING TO US$336,545,000 7 5/8% GUARANTEED
                                 NOTES DUE 2007
      ---------------------------------------------------------------------
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               2,447,476,629 ORDINARY SHARES, PAR VALUE HK$1 EACH
               --------------------------------------------------

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

           [X]  Yes                                  [ ]  No

      Indicate by check mark which financial statement item the registrant has elected to follow.

           [X]  Item 17                              [ ]  Item 18

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements under the captions "Information on the Company - Business Overview", "Operating and Financial Review and Prospects", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Annual Report are not historical facts and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"). From time to time, The Wharf (Holdings) Limited (the "Company") has made or may make other forward-looking statements orally or in writing. Such forward-looking statements may be included in, among other things, press releases, filings with or submissions to the Securities and Exchange Commission, reports to shareholders and bondholders and other communications made by or with the approval of an authorized executive officer. Words such as "believes," "expects," "estimates," "may," "intends," "will," "anticipates," and similar expressions or their negatives identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were or will be based on numerous assumptions regarding the Company's present and future business strategies and the political and economic environment in which the Company will operate in the future. Among the important factors that could cause the Company's actual results or performance to differ materially from those in the forward-looking statements include the economic and political environment in both Hong Kong and China, property values and liquidity of the Hong Kong property market and growth trends and emerging technologies (together with the associated capital investment required) that affect the Company's communications business. See "Risk Factors" for additional factors that could cause the Company's actual results or performance to differ from those expressed or implied by such forward-looking statements.

                                TABLE OF CONTENTS

                                                                                                            PAGE
                                                                                                           ------
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................................................i

Part I

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS......................................1

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE....................................................1

Item 3.           KEY INFORMATION............................................................................1

Item 4.           INFORMATION ON THE COMPANY................................................................10

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............................................34

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................................................62

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................67

Item 8.           FINANCIAL INFORMATION.....................................................................70

Item 9.           THE OFFER AND LISTING.....................................................................70

Item 10.          ADDITIONAL INFORMATION....................................................................71

Item 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK................................77

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....................................82

Part II

Item 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........................................83

Item 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..............83

Item 15.          CONTROLS AND PROCEDURES...................................................................83

Item 16A.         AUDIT COMMITTEE FINANCIAL EXPERT..........................................................83

Item 16B.         CODE OF ETHICS............................................................................83

Item 16C.         PRINCIPAL ACCOUNTANTS FEES AND SERVICES...................................................83

Part III

Item 17.          FINANCIAL STATEMENTS......................................................................84

Item 18.          FINANCIAL STATEMENTS......................................................................84

Item 19.          EXHIBITS..................................................................................84


                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

         The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for, and as of the end of, each of the years from January 1, 1998 to December 31, 2002, is derived from the consolidated financial statements of the Company (the "Financial Statements"), which have been audited by KPMG, independent certified public accountants. The consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and the report thereon, are included elsewhere in this Annual Report.

         The Financial Statements have been prepared in accordance with Hong Kong generally accepted accounting principles ("Hong Kong GAAP"). Hong Kong GAAP differs in certain material respects from United States generally accepted accounting principles ("US GAAP"). See Note 35 to the Financial Statements for details of material differences between Hong Kong GAAP and US GAAP as they relate to the Company.

         See also "Information on the Company - Business Overview", "Operating and Financial Review and Prospects" and the Financial Statements.



                                                             YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------------------------
                                  2002            2002          2001(1)       2000 RESTATED(1)    1999 RESTATED(1)  1998 RESTATED(1)
                                ---------      ----------     ----------      ----------------    ----------------  ----------------
                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT DATA
Amounts prepared in
   accordance with
   Hong Kong GAAP
Turnover (2)...............        US$1,453    HK$11,333      HK$11,725          HK$12,023            HK$10,521         HK$10,840
                                ===========    =========      =========          =========            =========         =========
Operating profit before
   borrowing costs and
   provisions for properties
   and investments.........             684        5,341          5,052              5,543                4,893             4,518
Borrowing costs............             (97)        (755)        (1,106)            (1,593)              (1,939)           (1,295)
                                -----------    ---------      ---------          ---------            ---------         ---------
Operating profit before
   provisions for properties
   and investments.........             587        4,586          3,946              3,950                2,954             3,223
Net write-back/(charge) of
   provision for properties
   under redevelopment and
   for sale................             (38)        (285)           339                (99)              (1,508)             (676)
Provision for investments..             (18)        (149)          (438)               (37)                   -                 -
                                -----------    ---------      ---------          ---------            ---------         ---------
                                        531        4,152          3,847              3,814                1,446             2,547
Profit on disposal of
   subsidiaries............               -            -              -                  -                3,762                 -
Provision for litigation...               -            -              -                  -               (1,000)                -
                                -----------    ---------      ---------          ---------            ---------         ---------
Operating profit(2).........            531        4,152          3,847              3,814                4,208             2,547

Share of profits less
   losses of associates....             (63)        (495)          (281)              (154)                  64               722
                                -----------    ---------      ---------          ---------            ---------         ---------
Profit before taxation.....             468        3,657          3,566              3,660                4,272             3,269
Taxation...................             (87)        (682)          (403)              (435)                (264)             (740)
                                -----------    ---------      ---------          ---------            ---------         ---------
Profit after taxation......             381        2,975          3,163              3,225                4,008             2,529
Minority interests.........             (86)        (672)          (644)              (731)                (687)             (658)
                                -----------    ---------      ---------          ---------            ---------         ---------
Profit attributable to
   shareholders............          US$295     HK$2,303       HK$2,519           HK$2,494             HK$3,321          HK$1,871
                                ===========    =========      =========          =========            =========         =========
Basic and diluted earnings
   per share...............         US$0.12      HK$0.94        HK$1.03            HK$1.02              HK$1.43           HK$0.82
                                ===========    =========      =========          =========            =========         =========
Amounts prepared in
   accordance with US GAAP(3)
Profit attributable to
   shareholders
   ("Net income").........              244        1,914          1,055              1,906                3,770             1,695
                                ===========    =========      =========          =========            =========         =========
Basic and diluted net
   income per share........     UScents9.97      HK$0.78        HK$0.43            HK$0.78              HK$1.62           HK$0.74
                                ===========    =========      =========          =========            =========         =========

(1) Pursuant to the adoption of Statement of Standard Accounting Practice 1 ("SSAP 1") (revised) "Presentation of financial statements", Statement of Standard Accounting Practice 9 ("SSAP 9") (revised) "Events after the balance sheet date", Statement of Standard Accounting Practice 24 ("SSAP 24") "Accounting for investments in securities", Statement of Standard Accounting Practice 28 ("SSAP 28") "Provisions, contingent liabilities and contingent assets", Statement of Standard Accounting Practice 31 ("SSAP 31") "Impairment of assets" and Interpretation 9 "Accounting for pre-operating costs", certain figures have been reclassified or restated.
     For the restatement pursuant to the adoption of SSAP 28 and 31, figures for 1998 could not be restated without unreasonable effort or expense. Statement of Standard Accounting Practice 11 ("SSAP 11") (revised) "Foreign currency translation" and Statement of Standard Accounting Practice 34 ("SSAP 34") "Employee benefits" have been adopted prospectively from January 1, 2002, and no prior year adjustment is required under Hong Kong GAAP. See Note 10(d) to the Financial Statements for further details.

(2) For an analysis of consolidated turnover and operating profit by business segment, see "Operating and Financial Review and Prospects". Operating profit includes income from investments in securities and is after deducting depreciation expenses.

(3) For further information regarding differences between Hong Kong GAAP and US GAAP, see Note 35 to the Financial Statements.



                                                                     AT DECEMBER 31,
                             --------------------------------------------------------------------------------------------------
                                2002          2002           2001       2000 RESTATED(1)    1999 RESTATED(1)   1998 RESTATED(1)
                             ---------     ---------       ---------    ----------------    ----------------   ----------------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Amounts prepared in
   accordance with Hong
   Kong GAAP
Fixed assets............      US$8,853     HK$69,044       HK$74,445      HK$77,237             HK$73,362          HK$71,651
Goodwill................            51           397             419              -                     -                  -
Long term deposits......            20           156             468              -                     -                  -
Interest in associates..           432         3,367           3,389          4,972                 5,197              3,842
Long-term investments...           151         1,178           1,088          1,901                 5,258              7,107
Deferred debtors(2).....            59           459             485            433                   506                349
Deferred items(3).......            60           468             533            570                   575                653
Current assets..........           762         5,945           7,637          7,390                12,536              8,529
                             ---------     ---------       ---------      ---------             ---------          ---------
   Total assets.........     US$10,388     HK$81,014       HK$88,464      HK$92,503             HK$97,434          HK$92,131
                             =========     =========       =========      =========             =========          =========

Deferred liabilities
(long-term debt)(4).....      US$2,138     HK$16,673       HK$17,441      HK$17,156             HK$26,673          HK$22,322
Minority interests......           479         3,729           3,730          4,026                 5,391              3,903
Deferred taxation.......            61           479             467            478                   507                518
Current liabilities.....         1,464        11,420          12,181         12,893                 9,122             13,469
                             ---------     ---------       ---------      ---------             ---------          ---------
   Total liabilities....      US$4,142     HK$32,301       HK$33,819      HK$34,553             HK$41,693          HK$40,212
                             ---------     ---------       ---------      ---------             ---------          ---------
Net assets..............      US$6,246     HK$48,713       HK$54,645      HK$57,950             HK$55,741          HK$51,919
                             =========     =========       =========      =========             =========          =========

Share capital...........     US$   314     HK$ 2,447       HK$ 2,447      HK$ 2,446             HK$ 2,446          HK$ 2,295
Reserves................         5,932        46,266          52,198         55,504                53,295             49,624
                             ---------     ---------       ---------      ---------             ---------          ---------
   Shareholders' funds..      US$6,246     HK$48,713       HK$54,645      HK$57,950             HK$55,741          HK$51,919
                             =========     =========       =========      =========             =========          =========
Number of shares........           N/A         2,447           2,447          2,446                 2,446              2,295
                             =========     =========       =========      =========             =========          =========
Dividends declared per
   share................       US$0.07       HK$0.56         HK$0.78        HK$0.78               HK$0.78            HK$0.78
                             =========     =========       =========      =========             =========          =========
Amounts prepared in
   accordance with US
   GAAP(5)

Shareholders' funds
("shareholders' equity")      US$1,629     HK$12,711       HK$12,940      HK$13,373             HK$14,226           HK$7,203
                             =========     =========       =========      =========             =========          =========


(1) Pursuant to the adoption of Statement of Standard Accounting Practice 1 ("SSAP 1") (revised) "Presentation of financial statements", Statement of Standard Accounting Practice 9 ("SSAP 9") (revised) "Events after the balance sheet date", Statement of Standard Accounting Practice 24 ("SSAP 24") "Accounting for investments in securities", Statement of Standard Accounting Practice 28 ("SSAP 28") "Provisions, contingent liabilities and contingent assets", Statement of Standard Accounting Practice 31 ("SSAP 31") "Impairment of assets" and Interpretation 9 "Accounting for pre-operating costs", certain figures have been reclassified or restated.
     For the restatement pursuant to adoption of SSAP 28 and 31, figures for 1998 could not be restated without unreasonable effort or expense. Statement of Standard Accounting Practice 11 ("SSAP 11") (revised) "Foreign currency translation" and Statement of Standard Accounting Practice 34 ("SSAP 34") "Employee benefits" have been adopted prospectively from January 1, 2002 and no prior year adjustment is required under Hong Kong GAAP. See Note 10(d) to the Financial Statements for further details.

(2)  Deferred debtors represent receivables due after more than one year. See
     Note 16 to the Financial Statements.

(3) Deferred items include prepaid revenue expenses, programming library and defined benefit pension scheme assets. See Note 17 to the Financial Statements.

(4) Deferred liabilities include bonds, notes, bank loans, and club debentures. See Notes 25 and 27 to the Financial Statements.

(5) For further information regarding differences between Hong Kong GAAP and US GAAP, see Note 35 to the Financial Statements.

EXCHANGE RATES

         The Company publishes its financial statements in Hong Kong dollars. References in this annual report to "HK dollars" and "HK$" are to Hong Kong dollars, the lawful currency of Hong Kong and references to "US dollars" and "US$" are to United States dollars. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain HK dollar amounts into US dollar amounts at specified rates. These translations should not be construed as representations that the HK dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated. Unless otherwise stated, the translations of HK dollars into US dollars have been made at the rate of US$1.00 = HK$7.7988, the noon buying rate in New York City for cable transfers in Hong Kong dollars, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The noon buying rate in New York City for cable transfers in Hong Kong dollars, as certified for customs purposes by the Federal Reserve Bank of New York, on June 25, 2003 was US$1.00 = HK$7.7984.

         Any discrepancies between totals and sums of components in tables contained herein are due to rounding.

         The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong's three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with US dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in US dollars at the fixed rate of exchange. Hong Kong's three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China.

         The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Hong Kong government, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. The market exchange rate has not deviated significantly from the rate of HK$7.80 to US$1.00 since the link was established. Exchange rates between the Hong Kong dollar and other currencies are influenced by the exchange rate between the US dollar and such currencies. See "Risk Factors".

         The following table sets out, for the periods and rates indicated, certain information concerning the average noon buying rates between the Hong Kong dollar and the US dollar (in HK$ per US$) in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.


                                        HIGH(1)      LOW(1)
                                       ---------    --------
                                          (HK$ Per US$1.00)
                2002
------------------------------------
December............................    7.7992        7.7980

                2003
------------------------------------
January.............................    7.8001        7.7988
February............................    7.8000        7.7989
March...............................    7.7995        7.7987
April...............................    7.7998        7.7991
May.................................    7.7995        7.7985


                                                     AVERAGE
            YEAR ENDED DECEMBER 31,                  RATE(2)
-----------------------------------------------    ----------
                                                    (HK$ Per
                                                    US$1.00)
1998...........................................      7.7465
1999...........................................      7.7599
2000...........................................      7.7936
2001...........................................      7.7996
2002...........................................      7.7996

(1) These figures represent the high and low exchange rates for each month during the previous six months.


(2) Averages are based on monthly period-end daily noon buying rates for cable transfers in New York City certified for customs purposes by The Federal Reserve Bank of New York.

         The Basic Law, Hong Kong's "mini constitution," provides that the Hong Kong dollar is the legal tender in the Hong Kong Special Administrative Region ("Hong Kong SAR"). The Basic Law also provides that the Hong Kong dollar shall remain freely convertible and that no exchange control restrictions shall be applied in the Hong Kong SAR.

         As a step to strengthen cooperation with regional central banks and monetary authorities, the Hong Kong Monetary Authority has entered into bilateral repurchase agreements with eight central banks and monetary authorities in its region, including Australia, China, Indonesia, Japan, Malaysia, the Philippines, Singapore and Thailand. Under these bilateral agreements, the central banks and monetary authorities would, when needed, provide liquidity on a bilateral basis using United States government securities as collateral. This is intended to enhance the liquidity of each other's foreign currency reserves.

RISK FACTORS

ECONOMIC, POLITICAL AND LEGAL DEVELOPMENTS IN HONG KONG COULD NEGATIVELY AFFECT THE COMPANY'S BUSINESS.

         A substantial majority of the Company's assets are located in Hong Kong, and a substantial majority of the Company's revenue is derived from Hong Kong. As a result, the Company's results of operations and financial condition are significantly influenced by the general state of the Hong Kong economy and by the political and legal situation in Hong Kong.

         During the Asian financial crisis that began in 1997, Hong Kong, along with many other Asian countries, experienced significant adverse economic developments, including increased interest rates, reduced economic growth rates, corporate bankruptcies, declines in market values of property assets and shares listed on stock exchanges and decreases in foreign currency reserves. From 1999 to 2000, Hong Kong's economy made a gradual recovery. In 2000, Hong Kong's economy registered a gross domestic product ("GDP") growth of 10.2%, but from 2001 onwards, the economic recovery stalled, with GDP growth of only 0.6% and 2.3% recorded in 2001 and 2002, respectively. GDP growth may again deteriorate in 2003 as a result of the outbreak of severe acute respiratory syndrome ("SARS") in Hong Kong and China, as discussed below. Continued economic weakness in Hong Kong will have an adverse impact on the Company's financial condition, asset values, results of operations and prospects. As a result of the current economic downturn, the Company's average rental rates for office space, which accounted for about 45% of the Company's investment property portfolio in 2002 and 2001, declined in 2002 and 2001.

         Hong Kong is a Special Administrative Region of the People's Republic of China, with its own government and legislature. The Joint Declaration between the Chinese and British governments and the Basic Law, the "mini-constitution" for Hong Kong, provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy, that the socialist system and policies of mainland China will not be practiced in Hong Kong, and that Hong Kong's capitalist system and way of life shall remain unchanged for 50 years. Since July 1, 1997, when China resumed the exercise of sovereignty over Hong Kong, Hong Kong has enjoyed a high degree of autonomy. If there were any change in the political or legal environment in Hong Kong, however, the Company's business and financial condition could be adversely affected.

THE OUTBREAK OF SARS IN HONG KONG AND CHINA COULD NEGATIVELY AFFECT THE COMPANY'S BUSINESS.

         Due to the recent outbreak of SARS in Hong Kong and China and the related travel advisory issued by the World Health Organization ("WHO") advising against travel to destinations affected by SARS, there has been a sudden and sharp decline in tourist and business traveler arrivals in Hong Kong. In April and May 2003, the tourist business, retail market, hotel room demand and many other business segments in Hong Kong experienced severe declines. The occupancy rate of the Marco Polo Hong Kong Hotel at Harbour City, one of the Company's three Marco Polo hotels at Harbour City, declined to 10%. The Company's other two Marco Polo hotels--the Marco Polo Prince and the Marco Polo Gateway--experienced similar declines in occupancy rates and have temporarily suspended room rentals while continuing to operate the hotels' other facilities, such as restaurants. Hotel earnings for the year 2003 will reflect this adverse impact. Similarly, foot traffic in the Company's core asset retail properties, Harbour City and Times Square, temporarily declined significantly for a period of weeks in April 2003 as a result of the SARS outbreak.

         While Hong Kong's current outbreak of SARS appears to be under control, and Hong Kong is no longer an infected area under the WHO's definition, the long-term impact of SARS on Hong Kong's economy remains unclear at this time. A renewed outbreak of SARS or of another infectious disease in Hong Kong could adversely affect Hong Kong's economy and the Company's business.

HONG KONG PROPERTY VALUES ARE VOLATILE, WHICH COULD HURT THE COMPANY'S BUSINESS.

         A substantial majority of the Company's property portfolio is located in Hong Kong. The Hong Kong property market has been extremely cyclical. From the second half of 1997 to the end of 1998, property values decreased dramatically and fell on average by approximately 44% before stabilizing again in 1998. Following a period of relative stability from 1998 to late 2000, Hong Kong property values fell again in 2001 and 2002, causing the value of the Company's investment and hotel property at December 31, 2001 and December 31, 2002 to decrease in value by 8% and 11% as compared to 2000 and 2001, respectively.

         Historically, Hong Kong property values have been affected by supply and demand of comparable properties, the amount of new land made available by the Hong Kong government to third parties, the rate of economic growth in Hong Kong and political and economic developments in mainland China, among other factors. Because leases of Hong Kong commercial properties are usually for a short duration (typically three years) compared to longer terms typical in the United States and other Western countries, the Company's rental income from property is subject to fluctuations in the Hong Kong property market and experiences more frequent adjustments than would be the case in other real estate markets. For example, in 2001, although average rentals for office space for Times Square remained stable, those for Harbour City Complex recorded a decrease of 15.8%. In 2002, average rentals for office space for Times Square again remained stable, but those for Harbour City recorded a further decrease of 7.8%.

THE COMPANY'S BUSINESS IN THE FUTURE MAY BE HURT IF THE COMPANY IS UNABLE TO ACQUIRE LAND AT LOW COST.

         Property is the Company's most important business segment. The Company has enjoyed a competitive advantage in this segment because its two major developments in Hong Kong, Harbour City and Times Square, are on land that the Company acquired at relatively low cost decades ago. Most of the Company's holdings of such low-cost land have been fully developed. There can be no assurance that the Company will be able to obtain additional land for property development at similarly low prices in the future.

THE IMPACT OF CHINA'S OFFICIAL ENTRY INTO THE WORLD TRADE ORGANIZATION ON THE COMPANY'S BUSINESS IS UNCERTAIN.

         The effect on the Company's performance of China's entry into the World Trade Organization ("WTO") is uncertain. Historically, Hong Kong's economic developments have been closely tied to economic events in China, due in part to China's reliance on economic and trade services from Hong Kong and Hong Kong's investment in China. China's WTO membership might lead to a strengthening of this positive relationship. Alternatively, China's WTO membership might lead to an increase in the pace of China's economic development, independent of Hong Kong, which could lead to a contraction in Hong Kong's economy and the Company's business.

RESTRICTIONS ON DIRECT SHIPPING BETWEEN CHINA AND TAIWAN, WHICH BENEFIT THE COMPANY'S CONTAINER TERMINAL BUSINESS, COULD BE RELAXED OR REMOVED.

         Hong Kong's port serves as the transfer point for substantially all shipping traffic between Taiwan and China. Most of the shipping traffic is routed through Hong Kong because of governmental restrictions on direct shipping between China and Taiwan. These restrictions have recently been relaxed very slightly, and direct shipping between Taiwan and China has commenced on a very limited basis. If these restrictions were further relaxed or eliminated, the Company's container terminal business in Hong Kong could be adversely affected.

COMPETITION FROM NEW CONTAINER TERMINALS IN CHINA MAY ADVERSELY AFFECT THE COMPANY'S RESULTS IN THE LOGISTICS SEGMENT.

         Since the early 1990s, new container terminals have been built in Shenzhen, China, adjacent to Hong Kong that compete directly with the Company's container terminal business. Because these new container terminals have lower operating costs and are located in closer proximity to China's Pearl River Delta manufacturing base, Hong Kong container terminals have lost market share during the past 5 years, and this trend is expected to continue. Shenzhen ports are expected to continue to absorb the majority of market growth, which could adversely affect the Company's results in the Logistics segment.

THE RAPID PACE OF TECHNOLOGICAL CHANGE AND THE HIGHLY COMPETITIVE ENVIRONMENT FOR THE COMPANY'S COMMUNICATIONS, MEDIA AND ENTERTAINMENT SEGMENT MAY ADVERSELY AFFECT THE COMPANY'S RESULTS IN THIS SEGMENT.

         The Company's i-CABLE subsidiary supplies subscription television, Internet access and related services--businesses that are characterized by rapidly changing technology, industry standards and subscriber needs. The market for these services in Hong Kong is highly competitive. The rapidly emerging nature of these services may require i-CABLE to respond quickly to changes in these markets through additional capital investment. The Company's telecommunications subsidiary, Wharf T&T (formerly known as Wharf New T&T), operates in an increasingly deregulated and liberalized marketplace. The pace of change and level of competition in the telecommunications market may result in changes causing Wharf T&T to suffer price reductions, reduced gross margins or lower market share, any of which could affect the Company's profitability.

THE FAILURE TO RENEW i-CABLE'S SUBSCRIPTION TELEVISION BROADCASTING LICENSE, OR THE RENEWAL OF SUCH LICENSE WITH TERMS LESS FAVORABLE THAN THE CURRENT TERMS, MAY ADVERSELY AFFECT THE COMPANY'S RESULTS IN THE COMMUNICATIONS, MEDIA AND ENTERTAINMENT SEGMENT.

         The subscription television broadcasting license of the Company's i-CABLE subsidiary will expire on May 31, 2005. i-CABLE applied to the Hong Kong government to renew the license in June 2003. In line with the government's deregulation philosophy, new pro-competition conditions may be imposed on i-CABLE to continue its service. If the license is renewed with terms less favorable than the current terms, the profitability of i-CABLE's pay-TV business may be adversely affected. In the extreme case, if i-CABLE fails to renew the license, it will cease to operate its pay-TV business, which could adversely affect our results in the Communications, Media and Entertainment segment.

THE COMPANY IS A HOLDING COMPANY WITH NO REVENUE-GENERATING OPERATIONS OF ITS OWN, AND HOLDERS OF THE COMPANY'S SECURITIES WILL NOT HAVE ANY DIRECT CLAIMS ON ANY OF THE COMPANY'S INCOME FROM BUSINESS OPERATIONS.

         The Company is a holding company and does not directly conduct any business operations. Holders of the Company's securities will not have any direct claims on any of the Company's income from business operations because these business operations are carried out by several operating subsidiaries of the Company. In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary of the Company, the rights of holders of the Company's securities to participate in a distribution of the assets of that subsidiary will rank behind that subsidiary's creditors, including trade creditors and preferred stockholders, if any, except to the extent that the Company might have claims against such subsidiary.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         The Wharf (Holdings) Limited was incorporated in Hong Kong on November 15, 1886 with limited liability. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited. The operation of the Company is governed by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Company's name changed to The Wharf (Holdings) Limited with effect from October 6, 1986.

         The Company's registered office is located at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong. Its telephone number is (852) 2118-8118.

BUSINESS OVERVIEW

         The Wharf (Holdings) Limited, founded in 1886, is strategically focused on Hong Kong and China through its business operations in long-term property investment, communications, media and entertainment, which we refer to as CME, and logistics (container and sea/air terminals). The Company has five core brands spanning these business operations: (1) Harbour City; (2) Times Square;
(3) i-CABLE; (4) Wharf T&T and (5) Modern Terminals.

PROPERTY INVESTMENT

         The Company owns and manages a portfolio of office, retail, residential, industrial-office/industrial and hotels properties in Hong Kong and China held for investment totaling approximately 15.5 million gross square feet. This property portfolio, which excludes certain properties held for redevelopment and for Company use, was independently valued at HK$55.7 billion (US$7.1 billion) at December 31, 2002 by Chesterton Petty Limited, an independent licensed property appraiser. Chesterton Petty Limited bases its assessment on the best price at which the Company could reasonably be expected to have completed the unconditional sale of its interest in the properties for cash consideration in light of the market conditions at the time of the assessment. In addition, the Company had approximately 7.9 million gross square feet of properties under development in Hong Kong and China at December 31, 2002. Some of these properties will be retained as long-term investments while others are intended for sale.

         The Company focuses on the long-term ownership and management of prime investment properties, both in Hong Kong and China. Two sub-divisions manage the Hong Kong property portfolio: Wharf Estates Limited and Wharf Estates Development Limited. Wharf Estates Limited manages Harbour City (including the Company's hotels within Harbour City) and Times Square, two of the Company's core brands. Harbour City and Times Square together contribute well over half of the Company's total assets, with 8.3 million gross square feet and 2.0 million gross square feet, respectively, consisting in the aggregate of 5.5 million gross square feet of office space, 2.8 million gross square feet of retail space, 0.7 million gross square feet of service apartment space and 1.3 million gross square feet of hotel space (three hotels with 1,499 rooms in Hong
Kong). Other investment properties in Hong Kong totaling 2.7 million gross square feet are managed by Wharf Estates Development Limited and are comprised of 0.4 million gross square feet of office space, 0.6 million gross square feet of retail space, 0.3 million gross square feet of residential space and 1.4 million gross square feet of industrial-office/industrial space. China property investment, comprising 0.9 million gross square feet of office space, 1.4 million gross square feet of retail space and 0.2 million gross square feet of residential space, is managed by Wharf Estates China Limited.

         The Company's property investment segment has been the largest contributor to the Company's turnover and profit. For the year ended December 31, 2002, property investment including hotels accounted for HK$3,125 million (US$401 million) or 58.5% of the Company's operating profit (before borrowing costs), compared to HK$2,964 million or 58.7% for the year ended December 31, 2001. The increase in profit of 5.4% mainly resulted from improved occupancy rates achieved for Gateway II Towers 3, 5 and 6.

         The Company's property strategy is to hold core properties as long-term investments, both in Hong Kong and China. In certain instances, however, the Company may sell properties that it considers non-core assets. The Company believes that its program of regular maintenance and improvements, and its expertise in property management, marketing and human resources, enhance the value of its investment properties. In general, the Company's properties have consistently sustained high occupancy rates and attracted high-quality tenants, including many multinational corporations and prominent retailers.

         "Gross Square Feet" in this annual report means all usable area of a property, together with its corridors, elevator lobbies and shafts, stairs, lavatories, and internal and external walls (the Company calculates this area by multiplying Leasable Square Feet by a factor of 1.25 to 1.33, depending on the property). "Leasable Square Feet" means all the usable area of a property up to the center line of walls separating adjoining units and including the full thickness of external walls up to 75 mm.

         The following tables show the composition of existing investment properties, both in Hong Kong and China, as at December 31, 2002:


                          INVESTMENT PROPERTY PORTFOLIO
                             AS AT DECEMBER 31, 2002



                                                                PERCENTAGE
                                                               OWNED BY THE         GROSS FLOOR           COMPLETION
                                                                 COMPANY         AREA (SQ. FT)(1)            DATE
                                                               -------------    ------------------        -----------
A. WHARF ESTATES LIMITED
HARBOUR CITY
Office
     Ocean Terminal, Tsimshatsui (4)...................             100.0%               10,000              1966
     Ocean Centre, Tsimshatsui (4).....................             100.0%              677,000              1977
     New T&T Centre....................................             100.0%              257,000              1981
     World Commerce Centre.............................             100.0%              257,000              1981
     World Finance Centre..............................             100.0%              512,000              1983
     The Gateway (4)...................................             100.0%            1,128,000              1994
     Gateway II (4)....................................             100.0%            1,570,000              1999
     The Marco Polo Hongkong Hotel (3)(4)..............              66.8%               35,000              1969
                                                                                     ----------
               Subtotal................................                               4,446,000
Retail
     Ocean Terminal (5)................................             100.0%              648,000              1966
     Ocean Centre (5)..................................             100.0%              224,000              1977
     Ocean Galleries...................................             100.0%              386,000           1981/83
     The Gateway (5)...................................             100.0%              108,000              1994
     Gateway II (5)....................................             100.0%              400,000              1998
     The Marco Polo Hongkong Hotel (3)(5)..............              66.8%              135,000              1969
                                                                                     ----------
               Subtotal................................                               1,901,000
Service apartments
     Gateway II (6)....................................             100.0%              670,000              1999

Hotels and clubs
     The Marco Polo Hongkong Hotel (3).................              66.8%              601,000              1969
     The Marco Polo Prince and Gateway / Pacific Club..             100.0%              675,000           1981/90
                                                                                     ----------
              Subtotal.................................                               1,276,000
                                                                                     ----------
                                                                                      8,293,000
                                                                                     ----------
TIMES SQUARE
Office.................................................             100.0%            1,033,000              1993
Retail.................................................             100.0%              936,000              1993
                                                                                     ----------
                                                                                      1,969,000
                                                                                     ----------
               WHARF ESTATES LIMITED TOTAL.............                              10,262,000
                                                                                     ==========



                          INVESTMENT PROPERTY PORTFOLIO
                             AS AT DECEMBER 31, 2002


                                                               PERCENTAGE
                                                              OWNED BY THE         GROSS FLOOR            COMPLETION
                                                                COMPANY          AREA (SQ. FT)(1)             DATE
                                                             -------------      ------------------        -----------
B. WHARF ESTATES DEVELOPMENT LIMITED
Office
     World Wide House..................................             100.0%               21,000              1979
     World Trade Square (4)............................             100.0%              330,000              1991
                                                                                     ----------
               Subtotal................................                                 351,000
Retail
     Plaza Hollywood ..................................             100.0%              562,000              1997
     World Trade Square (5)............................             100.0%               65,000              1991
                                                                                     ----------
               Subtotal................................                                 627,000
Residential
     Strawberry Hill, The Peak (12 Houses).............             100.0%               37,000           1974/77
     77 Peak Road, The Peak............................             100.0%               32,000              1951
     Chelsea Court, 63 Mount Kellett Road, The Peak....             100.0%               43,000              2001
     Mountain Court, 11-13 Plantation Road, The Peak...             100.0%               49,900              2001
     1 Plantation Road, The Peak.......................             100.0%               97,000              2002
     No. 18 Shek O.....................................             100.0%                6,000              1950
     Ardmore Park, Ardmore Park Rd, Singapore (1 Apartment)         100.0%                2,885              2001
                                                                                     ----------
               Subtotal................................                                 267,785
Industrial-office/Industrial
     Yau Tong Godown...................................             100.0%              155,362              1973
     Cable TV Tower (various units)....................             100.0%              523,000              1992
     Grandtech Centre (various units)..................             100.0%              421,000              1996
     Delta House.......................................             100.0%              349,000              1999
                                                                                     ----------
               Subtotal................................                               1,448,362
                                                                                     ----------
              WHARF ESTATES DEVELOPMENT TOTAL..........                               2,694,147
                                                                                     ==========
C. WHARF ESTATES CHINA LIMITED
Office
     Beijing Capital Times Square, Beijing, China (4)..              87.5%              625,000              1999
     Shanghai Times Square, Shanghai, China (4)........             100.0%              331,000              1999
                                                                                     ----------
               Subtotal................................                                 956,000
Retail
     Beijing Capital Times Square, Beijing, China (5)..              87.5%              670,000              1999
     Shanghai Times Square, Shanghai, China (5)........             100.0%              685,000              1999
                                                                                     ----------
               Subtotal................................                               1,355,000
Residential
     Shanghai Times Square, Shanghai, China (6)........             100.0%              195,000              1999
                                                                                     ----------
              WHARF ESTATES CHINA TOTAL................                               2,506,000
                                                                                     ==========
INVESTMENT PROPERTY TOTAL..............................                              15,462,147
                                                                                     ==========


                              INVESTMENT PROPERTIES
                     BY USES AND GEOGRAPHICAL CLASSIFICATION


                                                                                    INDUSTRIAL -
                                                                                      OFFICE /      HOTELS AND
                                           OFFICE        RETAIL      RESIDENTIAL    INDUSTRIAL        CLUB          TOTAL
                                          ---------    ---------    ------------- --------------  -------------   ----------
A. WHARF ESTATES LIMITED
   Hong Kong Island - Times Square        1,033,000      936,000             --           --             --        1,969,000
   Kowloon - Harbour City                 4,446,000    1,901,000        670,000           --      1,276,000        8,293,000
                                          ---------    ---------      ---------    ---------      ---------       ----------
                                          5,479,000    2,837,000        670,000           --      1,276,000       10,262,000

B. WHARF ESTATES DEVELOPMENT LIMITED
   Hong Kong Island                          21,000           --        264,900           --             --          285,900
   Kowloon                                  330,000      627,000             --      155,362             --        1,112,362
   New Territories                               --           --             --    1,293,000             --        1,293,000
   Singapore                                     --           --          2,885           --             --            2,885
                                          ---------    ---------      ---------    ---------      ---------       ----------
                                            351,000      627,000        267,785    1,448,362             --        2,694,147

C. WHARF ESTATES CHINA LIMITED
   China                                    956,000    1,355,000        195,000           --             --        2,506,000
                                          ---------    ---------      ---------    ---------      ---------       ----------
                                          6,786,000    4,819,000      1,132,785    1,448,362      1,276,000       15,462,147
                                          =========    =========      =========    =========      =========       ==========

(1) Total gross floor area, including total gross floor area of properties that are not 100% owned.

(2)  Property investment includes completed hotel developments.

(3) Owned through Harbour Centre Development Limited, a subsidiary 66.8% owned by the Company.

(4)  Only the office portion of the indicated property is reflected.

(5) Only the retail portion of the indicated property is reflected. The retail portion of China investment properties includes carpark areas.

(6)  Only the residential portion of the indicated property is reflected.

HONG KONG INVESTMENT PROPERTIES

WHARF ESTATES LIMITED

Harbour City (core brand)

         Harbour City, the Company's flagship property at the tip of the Tsimshatsui peninsula in Kowloon, generates on average approximately 60% of the Company's gross rental income from 8.29 million gross square feet of prime commercial space comprising offices, service apartments, hotels, retail shops and 2,000 carparks. Earnings derived from Harbour City were HK$2,878 million (US$369 million) in 2002, as compared to HK$2,837 million in 2001. Harbour City was independently valued at HK$33.5 billion (US$4.3 billion) at December 31, 2002 by Chesterton Petty Limited.

         The buildings comprising Harbour City as at December 31, 2002 were:

                                                                          GROUND
                                                          YEAR OF         LEASE      GROSS FLOOR
NAME                                                     COMPLETION       EXPIRY    AREA (SQ. FT.)             USE
-----------                                              -----------      ------    --------------     -------------------
Ocean Terminal....................................              1966        2012         658,000            Office, Retail
Ocean Centre......................................              1977        2880         901,000            Office, Retail
New T&T Centre....................................              1981        2880         257,000                    Office
World Commerce Centre.............................              1981        2880         257,000                    Office
World Finance Centre..............................              1983        2880         512,000                    Office
Ocean Galleries...................................         1981/1983        2880         386,000                    Retail
The Gateway.......................................              1994        2880       1,236,000            Office, Retail
Gateway II, retail podium.........................              1998        2880         400,000                    Retail
Gateway II, office & service apartments...........              1999        2880       2,240,000       Office, Residential
The Marco Polo Hongkong Hotel.....................              1969        2863         771,000     Hotel, Retail, Office
The Marco Polo Gateway............................              1981        2880         314,000                     Hotel
The Marco Polo Prince.............................              1981        2880         361,000                     Hotel
                                                                                       ---------
    Total.........................................                                     8,293,000
                                                                                       =========


                       Harbour City Portfolio Information

                                                GROSS            AVERAGE        YEAR-END
                                  AREA         REVENUE         OCCUPANCY       VALUATION
                              (SQ. FT)          (HK$M)            (%)           (HK$M)
---------------------- ---------------- --------------- ----------------- ---------------
OFFICE
Gateway                      2,698,000             637             79.5%          10,550

Other Towers                 1,748,000             382             89.3%           4,736

---------------------- ---------------- --------------- ----------------- ---------------
---------------------- ---------------- --------------- ----------------- ---------------
RETAIL                       1,901,000           1,017             97.3%          10,877

SERVICE APARTMENTS             670,000             226             79.7%           4,046
HOTEL                        1,276,000             616             86.3%           3,339
---------------------- ---------------- --------------- ----------------- ---------------
---------------------- ---------------- --------------- ----------------- ---------------
TOTAL                        8,293,000           2,878                            33,548
---------------------- ---------------- --------------- ----------------- ---------------
---------------------- ---------------- --------------- ----------------- ---------------

         Offices - 4.45 million square feet

         Harbour City's office space achieved an overall average occupancy rate of 83% throughout the year 2002. The reduced occupancy rate from 91% at end of 2001 resulted from the inclusion in the overall average of newly-launched Gateway II Tower 6's 750,000 gross square feet with an average occupancy rate of 52%. With a retention rate of in excess of 70% for office tenancies that expired in 2002 and new rental commitments totaling about 400,000 gross square feet, there was a net takeup of 200,000 gross square feet during 2002. Revenue from leases of Gateway office space, which stood out as the best performer in 2002 among all the major components of Harbour City, increased by 21.8% to HK$637 million (US$82 million) from HK$523 million in 2001. Office revenue from other towers, however, decreased by 9.0% to HK$382 million (US$49 million) from HK$420 million in 2001. Total office revenue rose by 8.1% to HK$1,019 million (US$131 million) from HK$943 million in 2001.

         Service Apartments - 670,000 square feet

         Gateway Apartments, with its 499 units, had an occupancy rate of approximately 80% in 2002. Total revenue in 2002 was HK$226 million (US$29 million), or approximately the same as the 2001 level of HK$227 million. Over 65% of outstanding tenancies are for 12 months or more, 15% for six to 12 months, and about 20% for less than six months. The majority of Gateway Apartments tenants are multinational corporations.

         Hotels - 1.27 million square feet; 1,499 rooms

         According to the Hong Kong Tourism Board, tourist arrivals in 2002 increased by 30% from 2001. However, the operating environment for the hotel industry remained difficult, as the increase came mainly from a 50% increase in visitors from mainland China, which does not significantly benefit the Company's three four-star Marco Polo business hotels at Harbour City. Total revenue from Harbour City's three Marco Polo Hotels - The Marco Polo Hongkong Hotel (67% owned by the Company), The Marco Polo Gateway and The Marco Polo Prince (both 100% owned by the Company) - decreased by 4.2% to HK$616 million (US$79 million) from HK$643 million in 2001. Their average occupancies in 2002 were 81%, 88% and 92%, respectively. Consolidated occupancy and average room rate for the three hotels were 86% and HK$672, respectively. For 2001, these hotels achieved an average occupancy rate of 83% and an average room rate of HK$658. For 2000, these hotels achieved an average occupancy rate of 87% and an average room rate of HK$667.

         Due to the outbreak of SARS in Hong Kong beginning in March 2003, the average occupancy rate of Harbour City's three Marco Polo Hotels dropped to about 10% in April 2003, and the two smaller hotels, The Marco Polo Prince and The Marco Polo Gateway, have temporarily suspended room rental while continuing to operate the hotels' other facilities, such as restaurants. In June 2003, The average occupancy rate of The Marco Polo Hong Kong Hotel gradually recovered to over 50%.

         Retail - 1.90 million square feet

         Harbour City's retail podium has about 700 shops and restaurants, cinemas and 2,000 car parking spaces. Retail occupancy at Harbour City remained about 98% throughout 2002. Rental income from retail space for 2002 was HK$1,017 million (US$130 million) compared to HK$1,024 million in 2001. The decrease in rental revenue was mainly due to the temporary disruption during the renovation period at Ocean Terminal in 2002.

         The retail tenant mix of Harbor City (by area and rental) is as follows:


HARBOUR CITY : RETAIL TENANT MIX (BY AREA AND RENTAL)        % BY AREA     % BY RENTAL
                                                            -----------    -----------
As at December 31, 2002
Fashion...........................................              26.4            37.9
Restaurant, Fast Food, F&B........................              17.7             9.0
Department Stores, Confectionery Products.........              14.5            11.3
Jewelry, Beauty and Accessories...................               8.9            12.1
Children's Wear and Related Trades, Toys..........               8.7             5.7
Leather Goods - Shoes, Bags, Luggage etc..........               7.8            13.1
Others............................................              16.0            10.9
                                                              ------          -------
    Total.........................................             100.0           100.0
                                                              ======          ======


         The following table sets forth the occupancy rate and the average effective monthly rental for Harbour City's office, retail and residential spaces as at the dates and for the periods indicated.


                                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                   2002           2001           2000           1999          1998
                                               ----------      ---------      ---------      ---------     ---------
OCCUPANCY RATE (AT PERIOD END)
Office (1) (2)..........................           82.6%          82.5%          88.0%          91.4%          92.5%
Retail (3)..............................           97.0%          96.0%          97.0%          91.6%          88.2%
Residential (4).........................           75.4%          85.0%          70.0%            N/A            N/A

AVERAGE EFFECTIVE MONTHLY RENTAL

Office (1) .............................         HK$20.1        HK$21.8        HK$22.3        HK$27.8        HK$29.3
Retail (3)..............................            76.0           70.9           69.0           68.5           83.0
Residential (1).........................            35.2           35.4           33.3            N/A            N/A


(1)  Per gross square foot.

(2) For 2000, Tower 6 of Gateway II was excluded, as it was put on the market in late 2000 without occupancy. For 2001 and 2002, Tower 6 of Gateway II achieved an occupancy of 45% and 59.6% at each year end respectively, which is comparatively lower than the occupancy of other, more long-established office spaces in Harbour City. Excluding Tower 6 of Gateway II, Harbour City recorded an average occupancy of 90.1% and 90.0% in 2001 and 2002 respectively.

(3)  Per leasable square foot.

(4)  Per number of rooms (Total: 499 rooms).


Times Square (core brand)

         A landmark property in Causeway Bay, Hong Kong's busiest shopping district, Times Square comprises one million square feet of Grade A office space, a retail podium of 0.9 million square feet and over 700 carpark spaces. Earnings were HK$895 million (US$115 million) in 2002, as compared to HK$892 million in 2001. Times Square was independently valued by Chesterton Petty Limited at HK$11.8 billion (US$1.5 billion) as at December 31, 2002.

                       TIMES SQUARE PORTFOLIO INFORMATION

                                                GROSS            AVERAGE        YEAR-END
                                AREA           REVENUE         OCCUPANCY       VALUATION
                              (SQ. FT)         (HK$M)             (%)           (HK$M)
---------------------- ---------------- --------------- ----------------- ---------------
OFFICE                       1,033,000             318             92.7%           4,862

RETAIL                         936,000             577             96.7%           6,920

---------------------- ---------------- --------------- ----------------- ---------------
TOTAL                        1,969,000             895                            11,782
---------------------- ---------------- --------------- ----------------- ---------------
---------------------- ---------------- --------------- ----------------- ---------------

         Office - 1.03 million square feet

         Times Square's office revenue dropped by HK$1 million to HK$318 million (US$41 million) for 2002. Average occupancy rates for Times Square's twin office towers were stable at about 92.7%. During 2002, approximately 70% of all expiring leases were renewed.

         Retail - 936,000 square feet

         Times Square's retail podium maintained its occupancy rate at 96% to 97% throughout 2002. Total revenue for the retail spaces in 2002 amounted to HK$577 million (US$74 million), an increase of HK$4 million (US$0.5 million) as compared to HK$573 million in 2001. The improvement was due to higher rental rates for tenants.

         The retail tenant mix (by area and rental) is as follows:

                                                                % BY       % BY
TIMES SQUARE RETAIL TENANT MIX (BY AREA AND RENTAL)             AREA      RENTAL
                                                               ------     ------
As at December 31, 2002
Restaurant, Fast Food, F&B........................              25.8        16.2
Department Stores, Confectionery Products.........              23.5        17.0
Fashion...........................................              15.8        28.0
Consumer Electronic and Entertainment.............              14.4        10.5
Jewelry, Beauty and Accessories...................               6.5        14.3
Others............................................              14.0        14.0
                                                             -------      ------
    Total.........................................             100.0       100.0
                                                             =======      ======

         The following table lists the occupancy rate and the average effective monthly rental for Times Square's office and retail spaces at the dates and for the periods indicated.


                                                                      YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------
                                              2002           2001           2000            1999           1998
                                           --------         -------       --------       ---------        --------
OCCUPANCY RATE (AT PERIOD END)
Office (1)..........................          92.0%           92.0%          90.0%           73.0%          95.7%
Retail (2)..........................          96.0%           98.0%          99.2%          100.0%          97.7%

AVERAGE EFFECTIVE MONTHLY RENTAL
Office (1)..........................        HK$21.0         HK$21.5        HK$21.7         HK$36.0        HK$38.8
Retail (2)..........................           72.0            70.9           69.0            69.2           81.3


(1)  Per gross square foot.
(2)  Per leasable square foot.


WHARF ESTATES DEVELOPMENT LIMITED

         Office - 351,000 gross square feet

         26-27/Floor, World Wide House. The two floors of World Wide House, situated in Central, Hong Kong, comprise 21,000 gross square feet. The 26th Floor was fully occupied in 2001 and 2002, and the 27th Floor has been fully occupied since August 2001.

         World Trade Square. World Trade Square comprises 330,000 gross square feet of office space in Kwun Tong. The average occupancy rates for 2001 and 2002 were 77% and 84%, respectively.

         Retail - 627,000 gross square feet

         Plaza Hollywood. Plaza Hollywood (comprising 562,000 gross square feet) was completed in 1997 with a four-level retail podium.

         An average occupancy rate of 98% was achieved during 2002. The average effective monthly rental in 2002 was HK$47.0 (US$6.0) per leasable square foot, compared to HK$46.7 per leasable square foot in 2001 and HK$48.1 per leasable square foot in 2000. During 2002, 95% of all expiring tenancies were renewed or leased to new tenants.

         World Trade Square. World Trade Square comprises 65,000 gross square feet of retail space in Kwun Tong. The average occupancy rates for 2002 and 2001 were 39% and 48%, respectively.

         Residential - 268,000 gross square feet

         Peak Properties. Two properties on Hong Kong island's Peak, Mountain Court and Chelsea Court, were completed in mid-2001. Out of the respective 16 and 20 total units, 13 Mountain Court units, or more than 80%, and 10 Chelsea Court units, or 50%, had been leased out as at the end of 2002. No. 1 Plantation Road, providing 48 luxury apartments, was completed in June 2002. Leasing started in July, and a total of 14 takeups had been recorded as at the end of 2002. Together with the 12 houses of Strawberry Hill and number 77 Peak Road, the Company's Peak investment property portfolio had a total gross floor area of 258,900 square feet as at December 31, 2002.

         Industrial-office/Industrial - 1.4 million gross square feet

         Cable TV Tower. Cable TV Tower is a 41-story, 1.4 million gross square foot industrial and warehouse building in Tsuen Wan. As of December 31, 2002, 920,000 gross square feet of the building had been sold. The Company owns a total gross floor area of 523,000 square feet, which now mainly houses the operations of i-CABLE Communications Limited ("i-CABLE"), a 79.24% owned subsidiary of the Company. See "Major Shareholders and Related Party Transactions - Related Party Transactions - Transactions with i-CABLE".

         Grandtech Centre. Grandtech Centre is a 22-story warehouse in the New Territories. As at December 31, 2002, the Company had sold approximately 56% of the space. The Company leases out the remaining space and, as at December 31, 2002, achieved an occupancy rate of approximately 82.8%.

         Delta House. Delta House is a 24-story industrial/office building in the New Territories of approximately 349,000 gross square feet. It was completed in February 1999. As at December 31, 2002, approximately 92.9% of the space had been leased.

CHINA INVESTMENT PROPERTIES

WHARF ESTATES CHINA LIMITED

         Beijing Capital Times Square. Beijing Capital Times Square is a retail and office development with 1.3 million square feet in gross floor area (including car parking area) at a prime location on West Chang An Street in Beijing's Xidan District. The project, 87.5% owned by the Company, has been completed, and leasing started in 2000. During 2002, approximately 85% of the office space was leased, as compared to 70% of office space leased in 2001. Renovation of the retail podium, which began in early 2002, was completed in November 2002. Retail occupancy rates for 2002 were greatly reduced as a result of the closure for renovation.

         Shanghai Times Square. Shanghai Times Square is a retail, office and apartment development of approximately 1.2 million square feet in gross floor area (including car parking area) at a prime location on Huai Hai Zhong Road in Central Shanghai. It is now 100% owned by the Company. During 2002, approximately 98% of the office space, 80% of apartments and 81% of the retail space were leased as compared to 67% of the office space, 47% of apartments and 45% of the retail space leased in 2001.

Marco Polo Hotels Management

         In addition to Marco Polo Beijing, which has been under management since December 2001, the Marco Polo Hotel Group signed a long-term management contract and pre-opening technical assistance agreement in January 2003 with the Huahui Real Estate Development Centre for a 350-room deluxe hotel to be developed in Beijing. Located only 600 meters from the Olympic Green, this new hotel will be convenient to the planned main venues of the 2008 Beijing Olympic Games and the new international exhibition center. It is scheduled for completion in 2006, timed to meet the increasing demand in the area.

         In addition to the three hotels in Hong Kong owned by the Company, there are currently four Marco Polo hotels operated by the Company under management contracts: one each in Saigon (Vietnam), Davao (the Philippines), Xiamen (China) and Beijing (China).

PROPERTY DEVELOPMENT

         At December 31, 2002, the Company had approximately 3.5 million gross square feet of properties under development in Hong Kong, managed by Wharf Estates Development Limited, and approximately 4.4 million gross square feet of properties under development in China, managed by Wharf Estates China Limited.

                      PROPERTY UNDER DEVELOPMENT PORTFOLIO
                             AS AT DECEMBER 31, 2002

                                                               PERCENTAGE                                EXPECTED
                                                              OWNED BY THE        GROSS FLOOR           COMPLETION
                                                                COMPANY          AREA (SQ. FT)             DATE
                                                              -------------     ----------------      ---------------
A. WHARF ESTATES DEVELOPMENT LIMITED(1)
Residential
     3-5 Gough Hill Path, The Peak.....................             100.0%               24,000       2004 (expected)
     Sorrento - Phase I (2)............................              33.4%              242,700              2002
              - Phase II (2)...........................              33.4%            1,235,000       2004 (expected)
     Bellagio - Phase I, II (3)........................              33.3%              410,500              2002
              - Phase III, IV (3)......................              33.3%            1,571,000       2005 (expected)
                                                                                      ---------
              WHARF ESTATES DEVELOPMENT LIMITED TOTAL..                               3,483,200
                                                                                      =========

B.  WHARF ESTATES CHINA LIMITED
Office
     Chongqing Times Square, Chongqing, China..........             100.0%               16,200              2004
     Shanghai Wheelock Square, Shanghai, China.........              98.0%            1,469,000              2007
     Parc Royal, Shanghai, China.......................              70.0%              257,000              2006
                                                                                      ---------
                                                                                      1,742,200
Retail
     Chongqing Times Square, Chongqing, China..........             100.0%              717,000              2004
     Shanghai Wheelock Square, Shanghai, China.........              98.0%               21,000              2007
     Parc Royal, Shanghai, China.......................              70.0%                9,000              2006
                                                                                      ---------
                                                                                        747,000
Residential
     Chongqing Times Square, Chongqing, China
       (including club)................................             100.0%              863,800              2004
     Parc Royal, Shanghai, China.......................              70.0%              517,000              2006
     Wellington Garden, Shanghai, China................              59.0%              561,000              2006
                                                                                      ---------
                                                                                      1,941,800
                                                                                      ---------
               WHARF ESTATES CHINA TOTAL...............                               4,431,000
                                                                                      =========
               PROPERTY UNDER DEVELOPMENT TOTAL........                               7,914,200
                                                                                      =========


(1) Excludes properties not yet being actively developed. Kowloon Godown, which was classified as an investment property under "Industrial-office/Industrial" in 2000, is subject to plans for redevelopment together with adjoining lots at Kowloon Bay with joint venture partners. However, as the project is at the planning stage and the attributable development area is under negotiation with the joint venture partners, the project is excluded from "Major properties under development". In 2001, the Company acquired an effective 15.6% interest in a joint venture for a development project at Yau Tong Bay with an estimated attributable area to the Company of 1.4 million square feet. However, as the project is at the planning stage, it is excluded from "major properties under development".

(2) Owned by a joint venture between the Company, Harbour Centre Development Limited, Wheelock and Company Limited ("Wheelock"), New Asia Realty and Trust Company Limited ("NART") and Realty Development Corporation Limited ("Realty Development"), a subsidiary of NART. Wheelock, NART and Realty Development are related parties of the Company. The project is being developed with the Mass Transit Railway Corporation. As at December 31, 2002, 394,021 square feet out of 1,235,000 square feet of Phase II had been pre-sold.

(3) Owned by a joint venture between the Company, Wheelock and NART. Wheelock and NART are related parties of the Company.

         The following table describes the distribution of the Company's development properties by use and geographic market as at December 31, 2002:


                          PROPERTIES UNDER DEVELOPMENT
                     BY USES AND GEOGRAPHICAL CLASSIFICATION


                                                                                       INDUSTRIAL -
                                                                                         OFFICE/         HOTELS AND
                                             OFFICE         RETAIL      RESIDENTIAL     INDUSTRIAL          CLUB         TOTAL
                                           -----------     ---------   -------------  --------------    ------------  -----------
 A. WHARF ESTATES DEVELOPMENT LIMITED
   Hong Kong Island                                --           --         24,000           --               --           24,000
   Kowloon                                         --           --      1,477,700           --               --        1,477,000
   New Territories                                 --           --      1,981,500           --               --        1,981,500
                                            ----------     -------      ----------       ------            ----        ----------
       Wharf Estates Development Limited           --           --      3,483,200           --               --        3,483,200

B. WHARF ESTATES CHINA LIMITED
  China                                     1,742,200      747,000      1,941,800           --               --        4,431,000
                                            ----------     -------      ----------       ------            ----        ----------
TOTAL                                       1,742,200      747,000      5,425,000           --               --        7,914,200
                                            =========      =======      =========        ======            ====        ==========

HONG KONG PROPERTIES UNDER DEVELOPMENT

WHARF ESTATES DEVELOPMENT LIMITED

         Sorrento. Sorrento is a two phase, joint venture development project above the MTR's Kowloon Station, owned in equal parts by a five-member consortium comprised of Wheelock, NART, Realty Development, the Company and the Company's 66.8% owned subsidiary, Harbour Centre Development Limited. Wheelock, NART and Realty Development are related parties to the Company. The Company's effective interest in Sorrento is 33.4%. Each of the five stakeholders has contributed financial capital and funding on a pro rata basis to the project company holding Sorrento. The total area of the development is 2.5 million square feet in gross floor area, comprising 2,126 units in two phases.

         Phase I's 1,272 units in three towers, launched in November 2001, received an occupation permit in October 2002. Sales for Phase I during 2002 totaled 255 units with sale proceeds of HK$1.2 billion as compared to 785 units with sale proceeds of HK$3.5 billion for 2001. Sales for the first quarter of 2003 totaled 11 units with sale proceeds of HK$48 million. Total sales from launch through March 2003 were over 1,050 units, or 82.5%, of Phase I's 1,272 units.

         Pre-sales for Phase II, comprised of 854 units, commenced in late November 2002, and 261 units (31% of Phase II units) had been sold with sale proceeds of about HK$1.8 billion (US$0.23 billion) at the end of December 2002. In the first quarter of 2003, 38 units were sold with sale proceeds of HK$249 million (US$32 million). Total sales from launch through March 2003 were 299 units, or 35.0%, of Phase II's entire 854 units. The superstructure of Phase II is under construction, and completion is scheduled for the first quarter of 2004.

         Bellagio. Bellagio, located on the Sham Tseng site on the western shore of the New Territories, is a joint venture with Wheelock and NART in which the Company has a one-third interest. Wheelock and NART are related parties to the Company. The three stakeholders contributed financial capital and funding on a pro rata basis to the project company holding Bellagio. With 3.1 million square feet in gross floor area, it is being developed into 3,354 units in eight towers under four phases. Phases I and II were completed in May and August 2002, respectively. In September 2002, Phase I of 840 units and Phase II of 864 units were launched to market and total sales of 1,250 units with sale proceeds of HK$2.8 billion (US$359 million) were achieved by the end of December 2002. In the first quarter of 2003, 40 units and 278 carparks were sold with sale proceeds HK$101 million and HK$76 million respectively. Total sales from launch through the end of March 2003 totaled 1,290 units. Completion of the remaining 1,650 units of Phase III and IV is scheduled for 2005.

         Yau Tong Bay. The Company acquired a 15.6% interest in a development consortium in July 2001 for the Yau Tong Bay project in Kowloon. Subject to approval of the planning application by relevant government authorities, this development is expected to include 9.0 million square feet in gross floor area in which the Company will have an interest.

CHINA PROPERTIES UNDER DEVELOPMENT

WHARF ESTATES CHINA LIMITED

         Chongqing Times Square. Located in the Liberation Statue Square area between Zou Rong Road and Min Zu Road in Chongqing City, this retail, office and residential development has a total gross floor area of 1.6 million square feet and is scheduled to be completed in mid-2004, at an estimated construction cost of approximately HK$0.8 billion (US$0.1 billion). During 2002, 99% of the first three apartment towers with 0.4 million gross square feet were pre-sold with sales proceeds of about HK$200 million (US$26 million). The remaining fourth tower was launched for pre-sale in April 2003.

         Shanghai Wheelock Square. Located on top of a major subway station along Nanjing Xi Road in Shanghai, this property is presently under planning for
1.5 million square feet in gross floor area. Targeted completion for this development is expected in 2007. The estimated construction cost is approximately HK$1.8 billion (US$0.2 billion).

         Parc Royal and Wellington Garden, Shanghai. The Company has two other development projects located along Shanghai's Huai Hai Xi Road. Parc Royal is expected to have a gross floor area of 783,000 square feet, while Wellington Garden is expected to have a gross floor area of approximately 561,000 square feet. Completion of these two developments is expected in 2006. The estimated construction costs for these two projects is HK$0.5 billion (US$0.1 billion) each.

COMPETITION OF PROPERTIES FOR INVESTMENT AND DEVELOPMENT FOR SALE

         With respect to its investment properties, the Company competes with other major developers and developments to attract retail and office tenants and clientele for the retail outlets, restaurants and hotels in its developments. The key elements in the Company's success have been its acquisition, over time, of low-cost properties at prime locations and its ability to manage its property portfolio in light of market changes. The Company competes for office tenants primarily on the basis of the quality and location of its buildings, its reputation as a building owner, the quality of its support services and the rent charged. The Company competes for retail tenants primarily on the basis of the location of its retail centers and their ability to attract shoppers using a balanced mix of tenants.

         With respect to property development activities, the Company competes with a number of other developers for the acquisition of suitable development sites and to attract property buyers. The supply of land available for development in Hong Kong is constrained by a number of factors, including geography and Hong Kong government policy. The Company's land bank has been expanded through acquisitions, and the Company's utilization of its existing land bank has been augmented by development of properties with historically under-utilized plot ratios. The Company competes for property buyers primarily on the basis of the quality and location of its buildings and prices.

REGULATIONS AND PROPERTY TAXATION

         All of the Company's core investment properties in Hong Kong are held under lease from the Hong Kong government. Under the terms of the Sino-British Joint Declaration on Hong Kong, leases in effect with terms that extend beyond July 1, 1997 are to remain in force and renewal rights exercisable after July 1, 1997 have not been affected by the reversion of Hong Kong to Chinese sovereignty. Land leases in the New Territories that are due to expire before the year 2047 are automatically renewed up to that year. The extension of leases in the New Territories will be free of any premium, but an annual rent equivalent to three percent of the rateable value of the property will be collected quarterly. Rateable value is assessed by the Hong Kong government based on the rental value of the property. Since July 1, 1997, upon the expiration of leases that are not automatically renewable, or of leases with respect to which the renewal rights have already been exercised, the granting of, and the terms of, any renewal of such leases is at the discretion of the Hong Kong government. Approximately 8% (in terms of gross floor area) of the Hong Kong investment properties of the Company relate to land leases that are not automatically renewable to the year 2047 upon their expiration.

         Government "rates" are collected quarterly by the Hong Kong government on the Hong Kong properties of the Company. Since April 1, 1999, such rates have been imposed at an annual rate of 5% (increased from the previous 4.5%) of the property's rateable value. Under the terms of the Company's leases, such amounts are passed through to the respective properties' tenants and, as a result, do not have a material impact on the Company's results of operations.

CME

         In 2002, the Company's revenue attributable to its CME division increased to HK$3,435 million (US$440 million), an increase of 8.8% from revenue of HK$3,157 million in 2001. Revenue in 2001 recorded an increase of 20.8% from HK$2,613 million in 2000. The increase in revenue in 2002 was the result of an increase in the number of subscribers to i-CABLE's pay television services, i-CABLE's broadband Internet service (which was launched in March 2000), and Wharf T&T's fixed line service. In 2002, the CME division's operating profit increased to HK$429 million (US$55 million) from HK$312 million in 2001 and HK$58 million in 2000. The improvement in operating results in 2001 and 2002 was primarily due to (1) the segment's high operating leverage structure, i.e., high fixed costs and low variable costs that result in comparatively higher incremental profit margin growth from the revenue increase, and (2) reductions in various cost items.

i-CABLE Communications Limited (core brand)

         Hong Kong Cable Television Limited launched its subscription television service (branded "CABLE TV") in Hong Kong in October 1993 under a 12-year license. For information about this license, see "Risk Factors". By the end of 2002, i-CABLE's high capacity two-way hybrid fiber coaxial network ("HFC") services were available to 1.9 million homes.

         In March 1999, i-CABLE launched its dial-up Internet access service, and in March 2000, it launched a high-speed Internet access service. In November 1999, all of the Company's subscription television (CABLE TV) and Internet access (i-CABLE) interests were reorganized under i-CABLE Communications Limited, which was then listed on both the Nasdaq and the Hong Kong Stock Exchange. Following its initial public offering, i-CABLE is now a 79.24%-owned subsidiary of the Company.

         i-CABLE's core businesses operated in a difficult environment in 2002. The weak economy adversely impacted consumers' spending propensity. Competition, particularly in the broadband sector, was keen. There are no signs that competition will abate in the near term. The operating environment will continue to be difficult with new players entering the market and no immediate signs of an economic recovery.

         In the broadband sector, i-CABLE has implemented a competitive pricing strategy. As a result, short-term margins were sacrificed in order to seek long-term market share gains. This slowed the pace of revenue growth of this segment in 2002.

         Pay TV

         The 2002 FIFA World Cup, new tiering packages offered with expanded channel capacity following digitization, and aggressive marketing efforts helped Pay TV subscribers to grow in 2002. The number of Pay-TV subscribers grew to more than 605,000 at the end of 2002, an increase of 8% over the 560,000 subscribers at the end of 2001. In 2001, subscribers increased by 7.7% over the 520,000 subscribers recorded at the end of 2000. Anti-piracy measures, including migration to digital broadcasting, helped to control subscriber churn at an average of 1.6% per month in 2002, compared to 1.8% per month in the previous year. Coupled with higher commercial airtime sales, revenue for Pay TV increased by 7% from 2001's HK$1,595 million to HK$1,711 million (US$219 million). This compares to an increase of 3.5% in 2001 over revenue of HK$1,541 million in 2000. Operating profit fell by 5% in 2002 to HK$332 million from HK$349 million in 2001, due to the higher programming costs associated with the 2002 FIFA World Cup, as compared to a

66% increase in 2001 over the operating profit of HK$210 million in 2000. Average Revenue Per User (ARPU) was HK$233 per month in 2002, an increase of HK$1 as compared to HK$232 in 2001 and HK$250 in 2000.

         Programming services

         While digitization of production and broadcast facilities has enhanced production efficiency, digitalization of transmission has offered the potential for new applications. By the end of December 2002, more than one-third of our subscribers were receiving their service by digital signal. i-CABLE began to introduce new channels in April 2002. By the end of 2002, a total of 25 new channels had been added to i-CABLE's digital platform. In February 2003, i-CABLE brought the World Cup Cricket live to Hong Kong viewers for the first time, as a "pay-per-event" on two dedicated channels. i-CABLE plans to continue to introduce new channels and programs, making increased use of the expanded capacity generated by digitization. i-CABLE's Digital News Centre is now in full operation following its commissioning in April 2002.

         i-CABLE continued to work to improve its program offerings to broaden appeal to Hong Kong viewers. i-CABLE plans to launch a 24-hour Entertainment News Channel by July 2003.

         Internet and Multimedia Services

         In January 1999, a new business unit was formed to capitalize on the rapidly growing number of Internet users in Hong Kong and to develop advanced applications for the fiber coaxial cable network. Existing products and Internet services are:

         Dial-Up Internet Access. In March 1999, the Company introduced Internet services that use dial-up telephone modems to build brand and customer base in a rapidly emerging market. Since 2000, many dial-up Internet access subscribers have migrated to the high-speed service.

         High-speed Internet Access. Following the award by the Hong Kong Government of the necessary Fixed Telecommunications Network Services license to i-CABLE in January 2000, i-CABLE introduced high-speed broadband Internet access service using cable modem technology in March 2000. Broadband Internet access subscribers grew by 42% to 225,000 at the end of 2002 as compared to 160,000 at year end 2001. The improvement in subscriber numbers was achieved partly through aggressive pricing, causing ARPU to decline by 20% from HK$224 per month in 2001 to HK$180 per month in 2002. As a result, revenue from this service increased by 34% to HK$450 million (US$58 million) from HK$336 million in 2001, as compared to an increase in 2001 of 2.1 times the HK$108 million recorded in 2000. Broadband service recorded its first full year of operating profit of HK$9 million (US$1.2 million), compared to operating losses of HK$50 million and HK$113 million in 2001 and 2000, respectively.

         During 2002, broadband service launched more fee-charging premium online channels. Leveraging on its television programs, i-CABLE offers 160 hours of programs daily and has 2,800 hours of digitized video content in its inventory, spanning news, sports, horse racing, general entertainment and adult programs. i-CABLE plans to pursue distribution of this content to other service providers, such as mobile telephone operators, with the expected arrival of third-generation mobile communication.

         Competition for i-CABLE

         The markets for television services, Internet access and related services in Hong Kong are competitive. This level of competition may or may not result in a loss of subscribers to competitors and reduce i-CABLE's revenues, resulting in a decrease in cash flow and operating margin. Competition may intensify as the demand for multimedia content and Internet usage grows. These new markets may attract new start-ups as well as established businesses from different industries. CABLE TV faces keen competition in the television services market from Hong Kong's free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB.

         CABLE TV expects competition to increase in the future. In 2000, five applicants were selected by the Hong Kong government to be granted new subscription television broadcasting licenses. Star TV and HK Network TV subsequently withdrew, leaving three remaining new entrants. TVB announced in February 2003 divestiture of its stake in Galaxy to below 50%, thereby clearing a regulatory hurdle precedent to Galaxy's launch of a Pay TV service, which is generally expected before the end of 2003. Yes TV, meanwhile, has been granted a one-year extension to meet the capital investment commitment under its license.

         The market for Internet access is also competitive with many service providers. PCCW is presently the market share leader in both dial-up and high-speed Internet access services.

Wharf T&T Limited (core brand)

         Wharf New T&T, the Company's wholly-owned telecommunications company, changed its name to "Wharf T&T" in January 2003.

         Wharf T&T was awarded a Fixed Telecommunications Network Services ("FTNS") license from the Hong Kong Government to provide a domestic telephone service in Hong Kong in 1995. The other fixed line service licensees are PCCW-HKT (the previous monopoly operator), Hutchison Global Communications Limited and New World Telephone Limited. At the time the new fixed line licenses were awarded, the licensees received fees for international calls delivered to or from PCCW-HKT's international gateway.

         In early 1998, an agreement was reached between the Hong Kong government and PCCW-HKT to terminate its monopoly on international telephone services, and the FTNS licenses were amended, permitting the licensees to offer international simple resale services beginning in January 1999 and to offer facilities-based external services from January 2000.

         Over the past few years, Wharf T&T has transformed its core business from International Direct Dial ("IDD") to fixed lines, where the natural entry barriers are much higher and customers are responsive to factors other than price.

         Wharf T&T had an installed base of 340,000 fixed lines as at the end of 2002, a growth of 42% from the 240,000 fixed lines at year end 2001, as compared to 71.4% growth recorded in 2001, despite a very weak economy and a global downturn in the telecommunications industry. Revenue increased by 3% in 2002 to HK$1,117 million (US$143 million) from HK$1,089 million in 2001 as compared to an increase of 33.8% in 2001 from HK$814 million in 2000. Operating profit in 2002 was HK$53 million (US$7 million) compared to HK$8 million in 2001. In 2000, Wharf T&T recorded an operating loss of HK$68 million. Revenue from fixed lines, accounting for 75% of total revenue, up from 72% of total revenue in 2001, increased by 6% to HK$833 million (US$107 million) in 2002 from HK$786 million in 2001, whereas IDD revenue declined by 6% to HK$284 million (US$36 million) from HK$303 million. Amounts attributable to fixed-line and IDD revenue for 2001 were reclassified in 2002 (from HK$703 million and HK$386 million, respectively). The overall gross profit margin in 2002 improved to 65% from 56% for 2001 and 51% for 2000. The total volume of outgoing IDD minutes in 2002 reached 380 million minutes, 19% higher than in 2001. However, the decrease in prices per minute more than offset the increase in volume.

         Wharf T&T has continued to develop and offer more focused data and bandwidth applications, including its IP Connect and IDA-P for carriers and corporate customers.

         Business Sector

         Wharf T&T's revenues from the business sector decreased by 4% to HK$880 million (US$113 million), compared to HK$918 million in 2001, accounting for 79% of total revenues. Fixed line revenue decreased by HK$17 million or 2%, to HK$725 million (US$93 million) and accounted for 82% of total revenues for the business sector. IDD revenue fell by HK$21 million, or 12%, to HK$155 million (US$20 million). Amounts attributable to fixed line and IDD revenue for 2001 were re-classified in 2002 to HK$742 million and HK$176 million, respectively (from HK$658 million and HK$260 million, respectively).

         Residential Sector

         Wharf T&T's revenues from the residential sector increased by HK$66 million, or 39%, to HK$237 million (US$30 million) in 2002. Fixed line revenue grew by 1.4 times to HK$108 million (US$14 million) and accounted for 46% of total revenue for the residential sector. IDD revenue rose by HK$3 million, or 2%, to HK$129 million (US$17 million).

         The installed base of over 85,000 lines at the end of December 2002 represented a growth rate of 111% over 2001. Despite keen competition, residential IDD call volume increased by around 5% in minutes. This increase in volume was, however, partly offset by a decrease in prices per minute.

         Competition for Wharf T&T

         Wharf T&T's major competitor is PCCW-HKT, which is the dominant operator and was the exclusive telephony service provider until the Hong Kong government granted new licenses to Wharf T&T and two other telecommunications providers in June 1995. The other two new licensees also compete directly with Wharf T&T.

LOGISTICS

Modern Terminals (core brand)

         Established in 1969, Modern Terminals has operated Hong Kong's first purpose-built container terminal since September 1972. The Company has a 55.3% interest in Modern Terminals. As a leading operator of value-added container terminal services in the South China region, Modern Terminals maintained its profit at the previous year's level in 2002. Modern Terminals currently operates Terminals 1, 2 and 5, and two berths of Terminal 8 at Hong Kong's Kwai Chung Container Port, with an annual throughput capacity of 4.20 million twenty-foot equivalent units ("TEUs"), an increase of 4.2% over capacity of 4.03 million TEUs in 2001. Modern Terminals handled approximately 3.61 million TEUs in 2002, representing a growth of 2.7% over 2001 throughput of 3.52 million TEUs as compared to a growth rate of 4.7% in 2001. TEUs per headcount, one of the main productivity benchmarks in this industry, also improved to 3,072 in 2002 from 2,985 in 2001 and from 2,840 in 2000. Modern Terminals competes with other container terminal operators and mid-stream operators in Hong Kong and the surrounding region and is subject to market forces affecting the shipping industry generally in the region. In particular, the ultimate destination of a substantial portion of container traffic in Hong Kong is China, and the Kwai Chung Container Port is facing increasing competition from existing and new container ports in southern China that have lower charges.

         New projects

         In China, Modern Terminals' 20% interest in the Shekou Container Terminal 2 is progressing in accordance with the Company's plan, and the first berth is scheduled to be ready for operation towards the end of 2003.

         In Hong Kong, the Container Terminal 9 ("CT9") project is expected to come onstream towards the end of 2003. CT9 is being developed by a consortium of Modern Terminals, Hongkong International Terminals Limited ("HIT") and Asia Container Terminals ("ACT") Limited. Upon completion of the CT9 project, together with the Company's further investments in and enhancements of its existing facilities, Modern Terminals will have a total capacity of about 5.8 million TEUs. The Company expects that this more than 35% increase in capacity will provide meaningful economies of scale and further opportunities for productivity gains. Furthermore, under a Berth Swap Agreement with ACT, upon the completion of the whole of CT9, Modern Terminals will transfer to ACT all of its rights, title and interest in Container Terminal 8 ("CT8") West, and ACT will transfer to Modern Terminals all of its rights, title and interest in CT9. After the swap of two berths in CT8 with

ACT is effected, a configuration of four contiguous berths in CT9 is expected to provide additional synergies to Modern Terminals.

         Other logistics businesses

         Air Cargo Terminals. The Company owns a 12.5% interest in Hong Kong Air Cargo Terminals Limited ("HACTL"). HACTL has a franchise to operate an air cargo handling facility at the Hong Kong International Airport at Chek Lap Kok up to 2018.

         Transport. The Company owns and operates the Hong Kong trams, a popular mode of short-distance transport along the northern shore of Hong Kong Island. The tram system competes with taxis, minibuses, buses and the subway in the transportation market. The Company also owns and operates the Star Ferry system servicing four routes between Hong Kong Island and Kowloon. The main route serviced by the Star Ferry is across Hong Kong's harbour, connecting the Central district of Hong Kong Island to the Tsimshatsui district of Kowloon, where the Company's Harbour City complex is located. Ferry patronage currently consists primarily of commuters living or working close to the piers where the ferries dock and tourists. Its competition is mainly from cross-harbour subways and bus services using the tunnels.

INVESTMENTS AND OTHERS

         Portfolio investments include deposits, short- and long-term debt securities and equity securities. The Company's non-trading listed investment portfolio, as at December 31, 2002, had a market value of HK$1.1 billion (US$141 million), compared to a market value of HK$1.0 billion as at December 31, 2001 and HK$1.8 billion as at December 31, 2000. The decline in 2001 from 2000 was mainly due to the disposal of part of the investment portfolio to repay certain bank loans.

INSURANCE

         The Company believes that its properties are covered by adequate property insurance underwritten by reputable companies and with commercially reasonable deductibles and limits, covering fire, earthquake, loss of rental and third party liabilities.

CAPITAL EXPENDITURE

         The capital expenditure of the Company was as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                        2002                  2001                  2000
                                                    -------------        --------------        ---------------
                                                    (HK$ MILLION)        (HK$ MILLIONS)        (HK$ MILLIONS)

     Property investment/Other................            350                   370                 1,489
     Logistics................................            502                   674                   146
     i-CABLE..................................            644                   703                   608
     Wharf T&T................................            678                   841                   442
                                                        -----                 -----                 -----
     TOTAL....................................          2,174                 2,588                 2,685
                                                        =====                 =====                 =====

         The above table presents all of the Company's capital expenditure recorded in its financial statements, rather than only the main capital expenditure of fixed assets that was presented in previous years. Thus, figures for 2001 and 2000 have been adjusted accordingly to conform with the current year's presentation. For 2001 figures, goodwill on the acquisition of 4.5% of Modern Terminals of HK$441 million, additions of programming costs of i-CABLE of HK$81 million and additions of other properties and fixed assets of HK$300 million have been added. For 2000 figures, additions of programming costs of i-CABLE of HK$116 million and additions of other properties and fixed assets of HK$257 million have been added. In addition, line items under capital expenditure have been reclassified to conform to the Company's segment reporting as disclosed in Note 2 to the Financial Statements.

         See "Operating and Financial Review and Prospects - Liquidity and Capital Resources" for a description of principal capital expenditure currently in progress and capital commitments as of December 31, 2002.

ORGANIZATIONAL STRUCTURE

         The following chart sets out a simplified main holding structure of the Company as of December 31, 2002.

                          THE WHARF (HOLDINGS) LIMITED


      CME
(COMMUNICATIONS,                 PROPERTY                          CHINA
   MEDIA AND
 ENTERTAINMENT)


    WHARF            WHARF ESTATES      WHARF ESTATES
COMMUNICATIONS        DEVELOPMENT          LIMITED          WHARF CHINA LIMITED
   LIMITED              LIMITED


   i-CABLE              Property         Harbour City         Modern Terminals
 (Core Brand)        investment and      (Core Brand)           (Core Brand)
                      development

  Wharf T&T                              Times Square       Wharf Estates China
(Core Brand)                             (Core Brand)         Limited - China
                                                                properties

                                                             Marco Polo Hotels
                                                                Management


     See exhibit 8.1 for a listing of significant subsidiaries and associates as of December 31, 2002.

PROPERTY, PLANT AND EQUIPMENT

         The most significant part of the Company's property, plant and equipment are the investment properties and hotels owned by the Company. See "Business Overview - Property Investment".

ENVIRONMENTAL REGULATIONS

         The operations of the Company and its associates are subject to various laws enacted for protection of the environment. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditure, earnings or competitive position.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion and analysis in conjunction with the Financial Statements. Unless otherwise indicated, all financial information in this Annual Report is presented in Hong Kong Dollars as of December 31, 2002. The US dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying rate at December 31, 2002, which was HK$7.7988 per US$1.00. Sums may not add due to rounding.

GENERAL

         The Company engages in its business activities through its subsidiaries and associates. For financial reporting purposes, subsidiaries are consolidated with the Company. The Company's share of the profits less losses of associates, based on its attributable interests in such associates, is reflected in the consolidated profit and loss account as share of profits (less losses) of associates; turnover and profit from ordinary activities do not include the results of such associates. Minority interests in the profits of subsidiaries (i.e., the proportionate interest of outside shareholders) are deducted from profit after taxation; such deduction is reflected in the Company's profit attributable to shareholders.

         Significant portions of the Company's turnover are derived from three sources: (1) rent received on the Company's investment property portfolio in Hong Kong; (2) Pay TV, Internet multimedia and telecommunication services of the CME segment; and (3) revenues from the logistics business. Profit is mainly contributed from the property investment, CME and logistics businesses.

         The following discussion is based on the Company's consolidated financial statements, which are presented in accordance with Hong Kong GAAP. Hong Kong GAAP differs in certain material respects from US GAAP. For a description of these differences, see Note 35 to the Financial Statements.

         In accordance with Hong Kong GAAP, listed companies such as the Company value investment properties and hotel properties on their balance sheets at their market value, based on professional valuations. The valuations are incorporated in the financial statements. Any change in valuation of an investment property is treated as a change in the investment properties aggregate revaluation reserve, and any change in valuation of a hotel is treated as a change in the other properties revaluation reserve (included in other capital reserves). The total investment properties revaluation reserve decreased to HK$30.3 billion (US$3.9 billion) as at December 31, 2002 from HK$36.2 billion as at December 31, 2001, and the other properties revaluation reserves for hotels decreased to HK$2.2 billion (US$0.28 billion) as at December 31, 2002 from HK$2.4 billion as at December 31, 2001. The total decrease of HK$6.1 billion (US$0.78 billion) represents a general decrease in property value. See Notes 11(d) and 24 to the Financial Statements. If the reserve were to become negative, the resulting deficit would be charged to the profit and loss account.

Changes in accounting policies

         Presentation of financial statements

         With effect from January 1, 2002, the consolidated statement of recognized gains and losses has been replaced by the consolidated statement of changes in equity in order to comply with revised Hong Kong Statement of Standard Accounting Practice 1 ("SSAP 1") (revised) "Presentation of financial statements" issued by the Hong Kong Society of Accountants.

         Foreign currency translation

         In prior years, the profit and loss accounts of foreign enterprises were translated at the exchange rates prevailing at the balance sheet date. With effect from January 1, 2002, the profit and loss accounts of foreign enterprises have been translated into Hong Kong dollars at the weighted average exchange rates during the year in order to comply with revised Hong Kong Statement of Standard Accounting Practice 11 ("SSAP 11") (revised) "Foreign currency translation" issued by the Hong Kong Society of Accountants. This change has not had a material impact on the Financial Statements.

         Cash flow statement

         With effect from January 1, 2002, with the introduction of revised Hong Kong Statement of Standard Accounting Practice 15 ("SSAP 15") (revised) "Cash flow statements" issued by the Hong Kong Society of Accountants, a revised classification of activities from which cash flows are derived has been made and the Company defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition.

         In prior years, for the purpose of preparing the consolidated cash flow statement, cash equivalents were shown net of advances from banks repayable within three months from the date of advance. By adoption of the revised SSAP 15, bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. The accounting policy has been adopted retrospectively. In adjusting prior year's figures, cash and cash equivalents as at January 1, 2001 and 2002 were restated and increased by HK$2 million (US$0.26 million) and HK$10 million (US$1.28 million) respectively. In addition, certain presentational changes have been made on adoption of SSAP 15 (Revised).

         Employee benefits

         Defined benefit pension plans provide benefits to employees based on their final pay and number of years of service. The assets of the pension plans are held separately from those of the Company in independently administered funds. In prior years, contributions to defined benefit pension plans were charged against the profit and loss account in the period in which they were payable to the pension plans. The contributions were determined based on the value of the pension plans' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method.

         With effect from January 1, 2002, in order to comply with Hong Kong Statement of Standard Accounting Practice 34 ("SSAP 34") "Employee benefits" issued by the Hong Kong Society of Accountants, the Company has adopted a new policy for defined benefit pension plans. By adoption of the policy, the Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Company's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method. Details are set out in Note 1(s) to the Financial Statements. The new accounting policy has been adopted prospectively, with the effect of the adoption on the opening balance of retained profits recognized on a straight-line basis over a maximum of five years from January 1, 2002. The transitional net assets recognized during the year 2002 were HK$31 million (US$3.97 million).

RESULTS OF OPERATIONS

         The following table sets forth certain information with respect to the Company's consolidated turnover and operating profit for each of the last three financial years. Turnover is comparable to revenue. The consolidated turnover and operating profit are allocated to various business segments. Consistent with Hong Kong GAAP, a segment is a distinguishable component of the Company that is engaged in providing products or services that is subject to risks and rewards that are different from those of other segments. Inter-segment pricing is based on similar terms as those available to other external parties. The results of certain businesses that the Company considers, from a management and operations perspective, to be part of a particular business segment (and that are described as such in "Information on the Company - Business Overview") are not included in the segment information set forth below, however, if such businesses were conducted through associates rather than through subsidiaries.

         With effect from January 1, 2002, the Company reclassified its business segments. The Company's business segments are: (1) Property Investment (properties for rental purposes); (2) CME; (3) Logistics; (4) Property Development (properties for sale); and (5) Investment and Others (treasury and investment income and items not classified under other business segments). Under the new segment classification, Hotels, which was formerly a separate segment, has become a sub-segment of Property Investment; sub-segments under Property Investment have been created for China property investment and Hong Kong property investment; and a separate sub-segment under CME has been created for i-CABLE. Figures for 2001 and 2000 have been adjusted in order to be consistent with the reclassified business segments.

         Under Hong Kong GAAP segment reporting, segment revenue is reported before inter-segment revenue, and segment operating profit is reported before unallocated income and expenses. As a result of the reclassification of the Company's business segments, certain transactions classified as inter-segment transactions in 2001 and 2000 have been reclassified, and adjustments have been made to segment and inter-segment revenue accordingly.

                                                          YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                       2002                   2001 RESTATED               2000 RESTATED
                             ------------------------   ---------------------------  --------------------------
                              HK$MILLION         %         HK$MILLION       %          HK$MILLION        %
TURNOVER:
Property investment........        4,442        39.1           4,351        37.1            4,150       34.5
                                 -------      ------         -------      ------          -------     ------
  Hong Kong................        3,674        32.4           3,583        30.5            3,488       29.0
  China....................          152         1.3             125         1.1               38        0.3
  Hotels...................          616         5.4             643         5.5              624        5.2
                                 -------      ------         -------      ------          -------     ------
Communications, media
and entertainment (CME)....        3,435        30.3           3,157        27.0            2,613       21.7
                                 -------      ------         -------      ------          -------     ------
   Pay television..........        1,711        15.1           1,595        13.6            1,541       12.8
   Internet and multimedia.          450         4.0             336         2.9              108        0.9
                                 -------      ------         -------      ------          -------     ------
     i-CABLE...............        2,161        19.1           1,931        16.5            1,649       13.7
   Telecommunications......        1,117         9.8           1,089         9.3              814        6.8
   Others..................          157         1.4             137         1.2              150        1.2
                                 -------      ------         -------      ------          -------     ------
Logistics..................        3,203        28.3           3,280        28.0            3,400       28.3
                                 -------      ------         -------      ------          -------     ------
   Terminals...............        2,785        24.6           2,918        24.9            3,018       25.1
   Other logistics business          418         3.7             362         3.1              382        3.2
                                 -------      ------         -------      ------          -------     ------
Property development.......          214         1.9             827         7.0            1,647       13.7

Investment and others......          308         2.7             357         3.0              438        3.6
                                 -------      ------         -------      ------          -------     ------
                                  11,602       102.3          11,972       102.1           12,248      101.8
Inter-segment revenue               (269)       (2.3)           (247)       (2.1)            (225)      (1.8)
                                 -------      ------         -------      ------          -------     ------
Total .....................       11,333       100.0          11,725       100.0           12,023      100.0
                                 =======      ======         =======      ======          =======     ======
OPERATING PROFIT : (1)
Property investment........        3,125        58.5           2,964        58.6            2,830       51.0
                                 -------      ------         -------      ------          -------     ------
  Hong Kong................        2,874        53.8           2,780        55.0            2,691       48.5
  China....................           28         0.5              12         0.2              (40)      (0.7)
  Hotels...................          223         4.2             172         3.4              179        3.2
                                 -------      ------         -------      ------          -------     ------
Communications, media
and entertainment (CME)....          429         8.1             312         6.1               58        1.1
                                 -------      ------         -------      ------          -------     ------
   Pay television..........          332         6.2             349         6.9              210        3.8
   Internet and multimedia.            9         0.2             (50)       (1.0)            (113)      (2.0)
                                 -------      ------         -------      ------          -------     ------
     i-CABLE...............          341         6.4             299         5.9               97        1.8
   Telecommunications......           53         1.0               8         0.2              (68)      (1.2)
   Others..................           35         0.7               5         -                 29        0.5
                                 -------      ------         -------      ------          -------     ------
Logistics..................        1,838        34.4           1,795        35.5            1,816       32.8
                                 -------      ------         -------      ------          -------     ------
   Terminals...............        1,691        31.7           1,700        33.6            1,717       31.0
   Other logistics business          147         2.7              95         1.9               99        1.8
                                 -------      ------         -------      ------          -------     ------
Property development.......           (9)       (0.2)            (88)       (1.7)             198        3.6

Investment and others......          202         3.8             314         6.2              889       16.0
                                 -------      ------         -------      ------          -------     ------
                                   5,585       104.6           5,297       104.7            5,791      104.5
Unallocated income and
   Expenses                         (244)       (4.6)           (245)       (4.7)            (248)      (4.5)
                                 -------      ------         -------      ------          -------     ------
OPERATING PROFIT BEFORE
    BORROWING COSTS........        5,341       100.0           5,052       100.0            5,543      100.0
                                 =======      ======         =======      ======          =======     ======
Borrowing costs (2)........         (755)                     (1,106)                      (1,593)
                                 -------                     -------                      -------
    TOTAL..................        4,586                       3,946                        3,950
                                 =======                     =======                      =======

------------------

(1) Operating profit includes income from investments in securities and is after deducting depreciation expense.

(2) Borrowing costs include interest expenses and other costs relating to borrowings, after deduction of amounts capitalized.

2002 COMPARED TO 2001

Company's Turnover

         The Company's turnover for 2002 was HK$11,333 million (US$1,453 million), a decrease of HK$392 million, or 3%, compared to HK$11,725 million in 2001. The decrease in turnover was principally due to substantial reduction in property sales by HK$613 million. The reduction in property sales resulted primarily from the Company's property sales during the year being substantially conducted by associated companies undertaking the Sorrento and Bellagio projects, the sale proceeds from which were not accounted for as the Company's turnover. Continued improvement in revenue from the Company's investment property portfolio, Pay TV and broadband services partially offset the decrease in property sales.

Company's direct costs and operating expenses

         The Company's direct costs and operating expenses for the year 2002 were HK$3,781 million (US$485 million), a decrease of HK$533 million, or 12%, from HK$4,314 million in 2001. The decrease was mainly due to a reduction in the cost of properties sold to HK$204 million (US$26 million) in 2002 from HK$869 million in 2001, which was mainly attributable to sales of Serenade Cove and Nelson Court.

Company's selling and marketing expenses

         Selling and marketing expenses remained stable at HK$490 million (US$63 million) for both years of 2002 and 2001.

Company's administrative and corporate expenses

         Administrative and corporate expenses for the year were HK$484 million (US$62 million), a decrease of HK$9 million, or 2%, from HK$493 million in 2001, mainly due to tighter control of overhead.

Company's Operating Profit

         The Company's operating profit before borrowing costs for the year 2002 was HK$5,341 million (US$684 million), an increase of HK$289 million or 6% from HK$5,052 million in 2001. The improvement was primarily driven by the Company's core businesses, particularly the Property Investment and CME segments.

Net Operating Profit (Operating profit after borrowing costs)

         Due to a substantial reduction in borrowing costs, net operating profit in 2002 recorded an increase of 16% to HK$4,586 million (US$588 million) against the HK$3,946 million recorded in the previous year.

Profit attributable to Shareholders

         The Company reported a profit attributable to shareholders of HK$2,303 million (US$295 million) for 2002, a decrease of HK$216 million, or 9%, as compared to HK$2,519 million in 2001. The reduction in profit was due primarily to aggregate attributable impairment provisions of HK$813 million (US$104 million) for properties and properties under development following a review based on the property market condition prevailing at December 31, 2002, including the Sorrento and Bellagio projects held through associates, and a provision of HK$134 million (US$17 million) for impairment in the value of investments that shows no signs of reversal based on management's judgement. Earnings per share were HK$0.94 (US$0.12), compared to HK$1.03 recorded in the previous year.

         The Company's investment and hotel property portfolios were revalued by independent valuers at December 31, 2002, resulting in a transfer of a reduction of HK$6,077 million (US$779 million) of the Company's revaluation reserves. Primarily because of this downward revaluation, the Company's consolidated net asset value was reduced to HK$48,713 million (US$6,245 million) or HK$19.91 (US$2.55) per share at December 31, 2002, compared to HK$54,645 million or HK$22.33 per share at December 31, 2001.

         Included in the Company's profit attributable to shareholders are profits of HK$883 million (US$113 million) (as compared to HK$833 million in 2001) contributed from three significant non-wholly owned subsidiaries, namely the 55.3%-owned Modern Terminals, 79.2%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$853 million (US$109 million) for the year 2002 (as compared to HK$925 million in 2001).

Segment performance

Property Investment

         The Property Investment segment, including its two core assets Harbour City (including hotels) and Times Square, reported revenue growth of 2% to HK$4,442 million (US$569 million in 2002), compared to HK$4,351 million in 2001. Operating profit for this segment in 2002 was HK$3,125 million, an increase of 5% from HK$2,964 million in 2001. The increase was mainly due to improvement in occupancies at Gateway Towers 3, 5 and 6.

         Harbour City. Harbour City, including hotels, generated total revenue of HK$2,878 million (US$369 million) in 2002, an increase of HK$41 million or 1% from HK$2,837 million reported in 2001 as a consequence of the improvement in occupancies at Gateway Towers 3, 5 and 6. Pressure on office rental has increased, and there was rental loss in certain parts of Ocean Terminal that had been reserved for renovation and refurbishment programs. The operating profit of Harbour City increased by HK$138 million or 7% to HK$2,001 million (US$257 million) in 2002.

         Times Square. Times Square, another core investment property, generated total revenue of HK$895 million (US$115 million), which was slightly above the previous year's level of HK$892 million. The operating profit for both years was HK$762 million (US$98 million).

         Other Investment Properties. Aggregate revenue from other investment properties, which includes investment properties in mainland China but excludes hotels, also improved in 2002 as compared to 2001.

CME

         The CME segment continued to record growth both in revenue and operating profit, though at a slower pace than in previous years. However, even though the CME segment recorded revenue growth, the segment came under pressure as a result of the difficult economic environment and keen competition. In 2002, total revenue for the segment increased by HK$278 million, or 9%, to HK$3,435 million (US$440 million), and operating profit increased by HK$117 million, or 38%, to HK$429 million (US$55 million) compared with the previous year. Increases in customers from Pay TV, broadband Internet multimedia and telecommunications services were reported.

         i-CABLE. As compared to 2001, the combined results of Pay TV and Internet and multimedia businesses increased i-CABLE's revenue by HK$230 million, or 12%, to HK$2,161 million (US$277 million) and increased its operating profit by HK$42 million, or 14%, to HK$341 million (US$44 million).

         Pay TV

         Pay TV turnover grew by HK$116 million, or 7%, to HK$1,711 million (US$219 million), as a result of an increase in airtime sales revenues and an 8% increase in subscribers to surpass 605,000, spurred by the 2002 FIFA World Cup and anti-piracy measures. In spite of the increase in revenue, Pay TV reported a decline in operating profit of HK$17 million, or 5%, to HK$332 million (US$43 million) compared with the previous year, primarily due to the increase in non-recurring programming costs related to the 2002 FIFA World Cup. Average revenue per subscriber ("ARPU") rose to HK$233 (US$30) from HK$232 in 2001.

         Internet and multimedia

         Internet and multimedia revenue for the year grew by HK$114 million or 34% to HK$450 million (US$58 million) as broadband subscribers grew by 42% to surpass 225,000. On the back of subscriber growth and high operating leverage, the operating results reversed from a loss of HK$50 million to a profit of HK$9 million (US$1.15 million) in 2002. Amidst extremely keen competition, ARPU dropped 20% from HK$224 in 2001 to HK$180 (US$23) in 2002.

         Wharf T&T. Wharf T&T increased its telecommunication revenue by HK$28 million, or 3%, to HK$1,117 million (US$143 million). The installed base of fixed lines grew by 41% to reach 340,000 lines at the end of 2002. Revenue from fixed-line telephony services rose by 6% to HK$833 million (US$107 million), which accounted for 75% of Wharf T&T's total revenue, while IDD revenue fell by 6% to HK$284 million (US$36 million) and operating profit increased to HK$53 million (US$6.8 million) from HK$8 million in 2001.

Logistics

         The total revenue of the Logistics segment, including Modern Terminals Limited, a 55.3%-owned subsidiary, was HK$3,203 million (US$411 million), a decrease of HK$77 million or 2% as compared with HK$3,280 million in 2001. The drop in revenue was mainly due to a reduction in Modern Terminals' revenue by HK$133 million from 2001 as a result of a reduction in prices, consistent with prevailing market rates. Modern Terminals' operating profit was maintained at approximately the 2001 level. Operating profit of the logistics segment increased by HK$43 million or 2% to HK$1,838 million (US$236 million) in 2002, primarily due to an increase in other logistics income.

Property development

         Turnover in the Property Development segment significantly decreased by 74% to HK$214 million (US$27 million), as compared to HK$827 million in 2001. During 2002, the biggest property sale activity was the sales of Sorrento Phase I and II and Bellagio Phase I and II. As the properties were developed under joint ventures, the operating results were included as a share of profits less losses of associates. The turnover of HK$214 million in 2002 was derived from the pre-sale of the first three apartment towers of Chongqing Times Square in China and sales of remaining units of Nelson Court, Serenade Cove and Galaxia in Hong Kong, while turnover in 2001 was derived mainly from the sale of Nelson Court and the remaining units of Serenade Cove.

         The Property Development segment sustained an operating loss of HK$9 million as compared to a loss of HK$88 million in 2001.

Investment and others

         Turnover in the Investments and Others segment was HK$308 million (US$39 million) in 2002 and HK$357 million for 2001. The decrease was mainly due to lower interest income from deposits.

         Operating profit in the Investments and Others segment in 2002 was HK$202 million (US$26 million), compared to HK$314 million in 2001. This decrease was mainly due to a decrease in interest income from deposits and the non-recurrence of the write-back of provisions for second mortgage debtors and recovery of legal expenses that added to this segment's operating profit in 2001. The decrease was, however, partly offset by a reduction in losses on the sale of investments in 2002 as compared to 2001.

Depreciation and amortization

         Depreciation and amortization charges for 2002 totaled HK$1,208 million (US$155 million) (including the amortization of goodwill of HK$22 million or US$2.8 million), an increase of 11% over 2001. The increase resulted from the combined effect of an increase in i-CABLE and Wharf T&T's depreciation of their expanded capital expenditures and an increase in amortization of i-CABLE's programming library. These increases were offset by a reduction in depreciation charges of HK$76 million (US$9.7 million) following an extension of the estimated useful lives of some of the Company's plant and equipment (including Modern Terminals) in 2002.

Borrowing costs

         Net borrowing costs for 2002 decreased substantially by HK$351 million, or 32%, to HK$755 million (US$97 million) from the HK$1,106 million incurred in the previous year. The decrease was a result of market interest rate cuts, as well as the Company's success in reducing interest margins through its refinancing activities. The availability of future savings of this type are not within the Company's control and will depend on favorable market conditions. The charge was after capitalization to related assets of HK$94 million (US$12 million) for the year compared to HK$189 million in 2001. The Company's average borrowing cost for the year was 3.59% p.a., a reduction from 5.45% p.a. in 2001.

Net other charges

         Net other charges for the year amounted to HK$434 million (US$56 million) compared to HK$99 million in 2001. The principal charges in 2002 were net provisions of HK$285 million (US$38 million) for impairment in the value of various properties under development as a result of a review of the prevailing market conditions and HK$149 million (US$18 million) for impairment in value of investments. The net other charges in 2001 covered a provision for impairment in value of investments of HK$438 million net of the write-back of provisions of HK$339 million for properties held for development and for sale.

Share of profits less losses of associates

         The share of losses of associates for the year was HK$495 million (US$63 million) compared to HK$281 million in 2001. The attributed losses for the year mainly resulted from the Company's share of the aggregate provisions of HK$589 million (US$76 million) made by the associated companies for impairment in value of the Company's Sorrento and Bellagio property development projects by 40% and 33-1/3%, respectively. The losses in 2001 principally reflected the attributable loss for impairment in the value of Bellagio.

Other items

         The Company's profit before taxation increased by HK$91 million to HK$3,657 million (US$469 million) in 2002 from HK$3,566 million in 2001.

         The taxation charge for the year was HK$682 million (US$87 million) compared to HK$403 million reported in 2001. The change resulted primarily from the increase in the Company's net operating profit and the inclusion of an under-provision of HK$108 million (US$14 million) in relation to prior years' assessments currently being challenged by the Inland Revenue Department in respect of certain interest deductibility in previous years.

Minority interests were HK$672 million (US$86 million) compared to HK$644 million in 2001.

2001 COMPARED TO 2000

Company's Turnover

         Turnover decreased by 2% to HK$11,725 million in 2001 from HK$12,023 million in 2000. This was principally due to the decreased turnover in the Property Development segment by HK$820 million, which was partly offset by growth in the CME segment of HK$544 million. Decreased turnover resulted primarily from the Company's property sales during the year being substantially conducted by an associated company undertaking the Sorrento project, the sale proceeds from which were not accounted for as the Company's turnover.

Company's direct costs and operating expenses

         The Company's direct costs and operating expenses for the year 2001 were HK$4,314 million, a decrease of HK$955 million, or 18%, from HK$5,269 million in 2000. The decrease was mainly due to a reduction in the cost of properties sold to HK$869 million in 2001 from HK$1,512 million in 2000, which was mainly attributable to recognition of pre-sales of Serenade Cove and recognition of income from provisions for second mortgage debtor write-backs and recovery of legal expenses in 2001.

Company's selling and marketing expenses

         Selling and marketing expenses for the year 2001 were HK$490 million, an increase of HK$39 million, or 9%, from HK$451 million in 2000, mainly due to additional marketing expenses incurred in promoting the sales of residential units in Serenade Cove.

Company's administrative and corporate expenses

         Administrative and corporate expenses for the year were HK$493 million, a decrease of HK$11 million or 2% from HK$504 million in 2000.

Company's Operating Profit

         The Company's operating profit for 2001 was HK$5,052 million, a decrease of HK$491 million, or 9%, from HK$5,543 million in 2000. This decrease was mainly due to decreased profit on disposal of properties and investment securities in 2001, which was partly offset by an improvement in operating profit from the Property Investment and CME segments.

Net Operating Profit (Operating profit after borrowing costs)

         Net operating profit decreased slightly by HK$4 million to HK$3,946 million from HK$3,950 million in 2000.

Profit attributable to shareholders

         The Company's consolidated profit attributable to shareholders increased by 1% to HK$2,519 million from HK$2,494 million in 2000. Included in the profit was a write-back of provisions of HK$379 million for one property due to a change in expected use, attributable provisions of HK$346 million for properties and properties under development following a review based on the property market conditions prevailing at December 31, 2001, (including a provision for the Bellagio project held through associates) and a provision of HK$358 million for impairment in value of investments. The impairment in the value of investments has changed because the market prices of certain listed non-trading securities had been lower than cost for a period of time such that management considered their value impaired. Earnings per share were HK$1.03, compared to HK$1.02 recorded in the previous year.

         The Company's investment and hotel property portfolios were revalued by independent valuers at December 31, 2001, resulting in a transfer of a reduction of HK$4,605 million of the Company's revaluation reserves. Primarily because of this downward revaluation, the Company's consolidated net asset value was reduced to HK$54,645 million, or HK$22.33 per share, at December 31, 2001, compared to HK$57,950 million or HK$23.69 per share at December 31, 2000.

         Included in the Company's profit attributable to shareholders are profits of HK$833 million as compared to HK$803 million in 2000) contributed by three significant non-wholly owned subsidiaries, the 55.3%-owned Modern Terminals, 79.4%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$925 million for the year 2001 (as compared to HK$578 million in 2000).

Segment performance

Property Investment

         Turnover in the Property Investment segment, including its two core assets, Harbour City (including hotels) and Times Square was HK$4,351 million, an increase of HK$201 million, or 5%, as compared to HK$4,150 million in 2000. Operating profit in the Property Investment segment increased to HK$2,964 million, or 5%, from HK$2,830 million in 2000. The increase was due to the addition of new tenants for newly-marketed properties at Gateway Tower 6, Gateway Apartments, Beijing Capital Times Square and Shanghai Times Square and improvement in average occupancy of office space of Times Square.

         Harbour City. Harbour City, including hotels, generated total revenue of HK$2,837 million, an increase of HK$71 million, or 3%, from HK$2,766 million of 2001. The increase was due to the addition of new tenants for newly-marketed properties at Gateway Tower 6 and Gateway Apartments. The operating profit increased by HK$70 million or 4%, to HK$1,863 million in 2002.

         Times Square. Turnover for Times Square for 2001 was HK$892 million, an increase of HK$45 million, or 5%, as compared to HK$847 million in 2000. The increase resulted from an improvement in average occupancy rate of office space. Operating profit in 2001 was HK$762 million, an increase of HK$40 million, or 6%, as compared to HK$722 million in 2000.

         Other Investment Properties. Aggregate revenue from other investment properties, which includes those in mainland China but excludes hotels, also increased in 2001 as compared to 2000.

CME

         The Company reported significant growth in its CME segment, which achieved total revenue of HK$3,157 million in 2001, an increase of HK$544 million, or 21%, as a result of an increase in Pay TV revenues, rapid growth in i-CABLE broadband subscribers and revenue growth of Wharf T&T's fixed-line telephony services. The CME segment's operating profit recorded growth of HK$254 million to HK$312 million, from marginal profit of HK$58 million in 2000.

         i-CABLE. i-CABLE improved its operating profit by HK$202 million or 2.1 times from HK$97 million to HK$299 million due to rapid revenue growth coupled with disciplined cost control.

         Pay TV

         Turnover increased 4% to HK$1,595 million, mainly due to subscriber growth. Pay TV subscribers grew 8% in 2001 as compared to 2000 to over 560,000. The churn rate increased to 1.8% per month from 1.5% in 2000 as a result of the piracy problem. ARPU also declined by 7% to HK$232, due mainly to the loss of higher yield subscribers to pirated viewing and replacement by lower yield subscribers. Operating profit was HK$349 million, an increase of HK$139 million, or 66%, as compared to HK$210 million in 2000. The increase in operating profit was largely due to the decrease in depreciation by HK$112 million resulting from the expiration of the depreciation cycle for production equipment and decoders, and the allocation to the Internet and Multimedia segment of a higher portion of the depreciation on shared network infrastructure as the rollout of the Broadband service expansion.

         Internet and multimedia

         Turnover more than tripled to HK$336 million as broadband subscribers increased by over 100,000 to nearly 160,000. The operating loss for 2001 declined to HK$50 million from HK$113 million in 2000. ARPU decreased slightly to HK$224 as compared to HK$227 in 2000.

         Wharf T&T. Wharf T&T increased its telecommunications revenue by HK$275 million, or 34%, to HK$1,089 million, as revenue from fixed-line telephony services nearly doubled to HK$786 million as compared to 2000, accounting for 72% of Wharf T&T's total revenue. Wharf T&T recorded a profit of HK$8 million in 2001 as compared to a loss of HK$68 million in 2000.

Logistics

         Turnover in the Logistics segment decreased by 4% or HK$120 million to HK$3,280 million, mainly derived from Modern Terminals. Despite a growth in throughput (in average TEUs) in 2001 as compared to 2000, the average income per TEU decreased, as higher-yield European traffic declined by 5% and revenue from lower-yield trans-Pacific and intra-Asia routes increased by 5% and 2%, respectively. Operating profit in the Logistics segment decreased slightly to HK$1,795 million, or by 1%, from HK$1,816 million in 2000.

Property development

         Turnover in the Property Development segment significantly decreased by 50% to HK$827 million, as compared to HK$1,647 million in 2000. During 2001, the biggest property sale activity was the pre-sale of Sorrento Phase I, launched in November 2001. As the property was developed under a joint venture, the operating results were included as part of share of profits less losses of associates. The turnover of HK$827 million in 2001 was mainly derived from the sale of Nelson Court and the remaining units of Serenade Cove, whereas the pre-sales of Serenade Cove recognized in 2000 totaled HK$1,313 million, representing 80% of 2000 turnover for the Property Development segment.

         The Property Development segment sustained an operating loss of HK$88 million, compared to a profit of HK$198 million in 2000, which was mainly derived from the sale of Serenade Cove units in 2000.

Investment and others

         Turnover in the Investments and Others segment was HK$357 million in 2001 compared to HK$438 million for 2000. The decrease was mainly due to lower dividend income from listed investments.

         Operating profit in the Investments and Others segment in 2001 was HK$314 million, compared to HK$889 million in 2000. This decrease was mainly due to a net loss of HK$290 million from the disposal of investment securities and interests in associates recorded in 2001 compared to a profit of HK$776 million in 2000.

Depreciation and amortization

         The depreciation and amortization charges for 2001 totaled HK$1,086 million (including the amortization of goodwill of HK$22 million), an increase of 5% over 2000. The increase in 2001 was primarily due to goodwill amortization as a result of an acquisition by the Company in 2001.

Borrowing costs

         Interest and related expenses decreased to HK$1,106 million, or by 31%, from HK$1,593 million in 2000 as a result of interest rate cuts during the year. The charge was after a capitalization of interest of HK$189 million for 2001 compared to HK$346 million in 2000. The Company's average borrowing cost for the year was 5.45% p.a., a decrease from 7.58% p.a. in 2000.

Net other charges

         Net other charges in 2001 amounted to HK$99 million, compared to HK$136 million in 2000. These charges represented net provisions for impairment in the value of non-trading securities of HK$438 million, which were partly offset by the net write-back of provisions of HK$339 million for properties held for development and for sale. The net provisions of HK$438 million included a deficit of HK$358 million transferred from the investments revaluation reserves, of which HK$343 million was brought forward from previous years in accordance with the Company's accounting policy on accounting for investments in securities (see Note 1(g) to the Financial Statements). In 2000, provisions for impairment of non-trading securities and provisions for properties held for development and for sale amounted to HK$37 million and HK$99 million, respectively.

Share of losses of associates

         Share of losses of associates in 2001 was HK$281 million, compared to HK$154 million in 2000. The loss in 2001 was mainly due to a provision made by an associate with respect to the Bellagio property development project because of changes in market value.

Other items

         The Company's profit before taxation decreased by HK$94 million to HK$3,566 million from HK$3,660 million in 2000. The taxation charge for 2001 was HK$403 million compared to HK$435 million for 2000. Minority interests decreased to HK$644 million, or by 12%, from HK$731 million in 2000.

INFLATION

         The rate of inflation in Hong Kong was approximately negative 3.7%, negative 1.6% and negative 3.0% in 2000, 2001 and 2002, respectively. The continuing deflationary environment means that the real cost of borrowing is high despite today's all-time low nominal interest rates.

LIQUIDITY AND CAPITAL RESOURCES

GEARING RATIOS

         Management's strategy is to maintain financial liquidity and flexibility in order to be able to capitalize on appropriate business opportunities. The primary source of liquidity for the Company is net cash inflow from its core businesses of property investment, logistics and CME, while the secondary source of liquidity is the Company's committed available bank facilities. In order to control the debt of the Company, management seeks to limit, on a consolidated basis, net debt (net of cash, debt securities and deposits) to less than 30% of total assets (excluding cash and deposits). This policy is subject to upward or downward adjustment by management on the basis of the business environment in countries where the Company operates and other factors such as interest rate levels, the funding market environment and investment opportunity availability. At December 31, 2002, the ratio of net debt to total assets was 26.0% compared with 23.4% at December 31, 2001. The increase was the result of lower investment and hotel properties valuations in 2002 and higher net debts.

         As at December 31, 2002, the net debt of the Company, on a consolidated basis, was HK$20.5 billion (US$2.6 billion), consisting of total debt of HK$22.7 billion (US$2.9 billion), net of debt securities of HK$525 million (US$67 million) and cash and deposits in hand of HK$1.7 billion (US$218 million), of which HK$293 million (US$38 million) was pledged for certain bank and other loans. At such date, the Company had undrawn facilities of approximately HK$9.2 billion (US$1.2 billion). Included in the Company's debts were loans of HK$941 million (US$121 million) and HK$386 million (US$49 million) borrowed by two non wholly-owned subsidiaries, Modern Terminals and i-CABLE, respectively. These loans are without recourse to the Company or other subsidiaries of the Company. Undrawn facilities (except for facilities committed to specific projects) are generally available for the future expansion of the Company and its businesses. The Company believes that its net operating cash inflows from its core businesses of property investment, logistics and CME, its cash and deposits and its borrowing capacity under committed financing facilities are sufficient to fund the capital and liquidity needs for the Company's present requirements.

         As at December 31, 2002, the Company's financing facilities included
(i) long-term (facilities with unexpired terms of over one year) corporate facilities, (ii) long-term project-specific facilities, (iii) 8 7/8% Notes due 2004 issued in 1994, (iv) 7 5/8% Notes due 2007 issued in 1997, (v) 5.75% Notes due 2004 issued in 2001, (vi) 3.68% and 4.36% Notes due 2004 and 2005,
respectively, issued in 2002 and (vii) other short-term facilities. Except for the project-specific facilities, all financing facilities are available for any purpose. The facilities are mainly available in HK dollars or US dollars. Except for the following the facilities mainly bear interest at floating rates, with spreads of between 0.275% and 0.6% over the inter-bank dollar rates in the London market (LIBOR) or the Hong Kong market (HIBOR): (i) the 8 7/8% Notes due 2004, (ii) the 7 5/8% Notes due 2007, (iii) the 5.75% Notes due 2004, (iv) the 3.68% Notes due 2004, (v) the 4.36% Notes due 2005 and (vi) the corporate facility in respect of commercial mortgage-backed securities ("CMBS") secured by certain investment properties. At December 31, 2002, approximately HK$17.9 billion (US$2.3 billion) of the Company's consolidated assets were pledged to secure certain credit facilities. The Company has entered into swap contracts to convert over 90% of its fixed interest rate liabilities relating to the 8 7/8% Notes due 2004, the 5.75% Notes due 2004, the 3.68% Notes due 2004, the 4.36% Notes due 2005, the CMBS and its fixed interest rate liabilities relating to the 7 5/8% Notes due 2007 into floating rate liabilities. The Company has also entered into other swap and currency contracts to hedge interest rate and currency exposure relating to its operations. Most of the company's foreign currency exposure is in US dollars and all of such exposure has been hedged by currency swap contracts to HK dollars.

AVAILABILITY OF COMMITTED AND UNCOMMITTED FACILITIES

         The Company arranged an aggregate of HK$6.9 billion (US$0.9 billion) loan facilities in 2002 to refinance a number of its loan facilities with substantial reduction in interest margins and on more favorable terms. Among these financing activities, the Company arranged in June 2002 the issue of retail bonds for the retail investment market totaling HK$600 million (US$77 million) via a wholly-owned subsidiary. The bonds were fully subscribed. This was the first ever retail bond issued by private corporation in Hong Kong.

         Excluding the project loan facilities totaling HK$1 billion (US$0.1 billion) available to Sorrento and Bellagio, which are undertaken by associates, the Company's available loan facilities and debt securities amounted to HK$31.9 billion (US$4.1 billion). Debts totaling HK$22.7 billion (US$2.9 billion) were outstanding at December 31, 2002, against the available facilities as set forth below:



                                                                                 DECEMBER 31, 2002
                                                               -----------------------------------------------------
                                                                  AVAILABLE        TOTAL       % OF          UNDRAWN
                                                                   FACILITY         DEBT      TOTAL         FACILITY
                                                                        HK$          HK$       DEBT              HK$
         DEBT MATURITY                                              BILLION      BILLION                     BILLION
         COMPANY AND WHOLLY OWNED SUBSIDIARIES
         --------------------------------------------------
         COMMITTED FACILITIES
            Repayable within 1 year                                     4.8          4.8        21%                -
            Repayable between 1 to 2 years                              8.6          7.6        33%              1.0
            Repayable between 2 to 3 years                              2.0          1.8         9%              0.2
            Repayable between 3 to 4 years                              2.6          2.6        11%                -
            Repayable between 4 to 5 years                              7.2          3.4        15%              3.8
                                                               ------------     --------    -------       ----------
                                                                       25.2         20.2        89%              5.0
         UNCOMMITTED FACILITIES                                         2.3          1.0         4%              1.3
                                                               ------------     --------    -------       ----------
                                                                       27.5         21.2        93%              6.3
         NON WHOLLY-OWNED SUBSIDIARIES
         COMMITTED AND UNCOMMITTED
         --------------------------------------------------
            Modern Terminals Limited                                    2.7          0.9         4%              1.8
            i-CABLE Communications Limited                              0.9          0.4         2%              0.5
            Others                                                      0.8          0.2         1%              0.6
                                                               ------------     --------    -------       ----------
                                                                       31.9         22.7       100%              9.2
                                                               ============     ========    =======       ==========
          - Secured                                                     5.4          5.0        22%              0.4
          - Unsecured                                                  26.5         17.7        78%              8.8
                                                               ------------     --------    -------       ----------
         TOTAL                                                         31.9         22.7       100%              9.2
                                                               ============     ========    =======       ==========

         Secured Notes in the amount of HK$4.5 billion (US$0.6 billion) were prepaid in May 2003.

Financial covenants

         Each of the Company's financing facilities agreements contains customary covenants. A breach of such covenants in the financing facilities agreements that extends beyond any grace period can constitute a default, which can limit the Company's ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate payment of any outstanding debt. As of December 31, 2002 and through the date of this filing, the Company was in compliance with all such covenants. The Company does not foresee any difficulty complying with the covenants currently in place in the foreseeable future.

Shareholders' funds

         As at December 31, 2002, the shareholders' funds of the Company totaled HK$48,713 million (US$6,246 million), a decrease of HK$5,932 million (US$761 million) from HK$54,645 million at December 31, 2001. As explained above, the decrease was mainly due to the inclusion of a net revaluation deficit of HK$6,077 million (US$779 million) arising from a downward revaluation of the Company's investment and hotel property portfolios to HK$52,373 million (US$6,714 million) and HK$3,339 million (US$428 million), respectively. On that basis, the consolidated net asset value of the Company at that date was HK$19.91 (US$2.55) per share, compared to net asset value of HK$22.33 per share at December 31, 2001.

Cash flow

         In order to comply with the revised Hong Kong Statement of Standard Accounting Practice 15 "Cash flow statements" adopted with effect from January 1, 2002, the net cash flow from operating activities now includes interest paid and received, dividends received and taxation paid.

         For the year ended December 31, 2002, net cash inflow from the operating activities was HK$4.7 billion (US$603 million), derived mainly from Harbour City's (including hotels) contribution totaling HK$2.0 billion (US$256 million) and Times Square's contribution of HK$0.8 billion (US$103 million) under the Property Investment segment; i-CABLE's contribution of HK$0.9 billion (US$115 million) and Wharf T&T's contribution of HK$0.4 billion (US$51 million) under the CME segment; and Modern Terminals' contribution totaling HK$1.4 billion (US$179 million) under the Logistics segment. Net interest paid (after deducting interest received) was HK$0.5 billion (US$64 million), while dividends received from associated companies and other investments were HK$158 million (US$20 million). Hong Kong profits tax and overseas tax paid for 2002 was HK$0.5 billion (US$64 million).

         In respect of investing activities, the total net cash outflow in 2002 was HK$3.1 billion (US$397 million). This included an outlay of HK$2.2 billion (US$282 million) for fixed assets, a net purchase of non-trading investments of HK$0.4 billion (US$51 million) and net advances to associates of HK$0.5 billion (US$64 million), mainly for property development of Bellagio and Sorrento.

         Net cash outflow from financing activities was HK$3.6 billion (US$462 million). The total dividends paid by the Company in 2002 (in respect of the final dividend for the year ended December 31, 2001 and the interim dividend for the six months ended June 30, 2002) amounted to HK$1.9 billion (US$245 million). The repayment of various bank loans and payment of dividend to minority interest parties during 2002 was HK$1.1 billion (US$141 million) and HK$0.6 billion (US$77 million) respectively.

Capital expenditures

         Capital expenditures on fixed and non-current assets, including programming library, incurred by the Company's core businesses during the year and their capital commitments at the year-end date are as follows:

                                                                                            CAPITAL COMMITMENTS
                                                                                          AS AT DECEMBER 31, 2002
                                                                                  --------------------------------------
         BUSINESS UNIT/COMPANY                                      CAPITAL           AUTHORIZED              AUTHORIZED
                                                                EXPENDITURE                  AND                 BUT NOT
                                                                    IN 2002       CONTRACTED FOR          CONTRACTED FOR
                                                              (HK$ MILLION)        (HK$ MILLION)           (HK$ MILLION)
         Property investment                                            336                  180                   1,206
         Logistics
              Modern Terminals                                          502                1,340                     218
         CME
              i-CABLE                                                   644                   61                      92
              Wharf T&T                                                 678                  116                      90
         Others                                                          14                    3                      --
                                                        -----------------------------------------------------------------
                                                                      2,174                1,700                   1,606
                                                        =================================================================
         AT DECEMBER 31, 2001                                         2,588                1,767                   2,007
                                                        =================================================================

         The capital expenditure of i-CABLE and Wharf T&T in 2002 mainly related to network equipment, while that of Logistics segment was primarily for construction of CT9.

         In addition to the expenditures above, the Company had planned expenditures of approximately HK$1.1 billion (US$141 million) related to properties under development for sale at the end of 2002.

Material Contractual Obligations

         The following table summarizes separately the Company's material contractual obligations as at December 31, 2002 and the timing and effect that such obligations are expected to have on the Company's liquidity and cash flow in the future periods.

                                                           PAYMENTS DUE BY PERIOD (HK$MILLION)
                                           ------------------------------------------------------------------
                                                                                                     AFTER
                                             TOTAL          2003        2004-2006       2007         2007
                                           ---------      --------      ----------    --------     ----------
CONTRACTUAL OBLIGATIONS
   Total Debt                                22,653        6,272         12,951        3,430           --
   Other Long-Term Obligations                  220           --             --           --          220
                                            -------        -----         ------        -----         ----
Total Contractual Cash Obligations           22,873        6,272         12,951        3,430          220
                                            =======        =====         ======        =====         ====

         The following is a description of the Company's contractual obligations as at December 31, 2002:

         o Total Debt includes the Company's total bonds, notes, bank loans and other loans outstanding as at December 31, 2002. See Note 25 to the Financial Statements.

         o Other Long-Term Obligations consists of certain non-interest bearing club debentures.

         The Company also has certain contractual arrangements that would require it to make payments or provide funding if certain circumstances were to occur ("commercial commitments"). For example, the Company has guaranteed certain bank facilities regarding the development of Bellagio and Sorrento through certain joint ventures. In the event of a default by other parties in these joint ventures, the Company would be required to make payments to the lenders.

         The following table summarizes separately the Company's commercial commitments as at December 31, 2002. The timing of amounts presented in the table represents when the maximum commercial commitments will expire and does not mean that the Company expects to incur an obligation to make any payment during the timeframe.


                                                                 AMOUNT OF COMMITMENT
                                                           EXPIRATION PER PERIOD (HK$MILLION)
                                         -----------------------------------------------------------------
                                           TOTAL
                                          AMOUNTS                                                   AFTER
                                         COMMITTED          2003        2004-2006        2007        2007
                                         ----------        -------      ----------      -------    -------
OTHER COMMERCIAL COMMITMENTS
   Guarantees with respect to
   associates                                438              438             --           --           --
   Other capital commitments
     -Fixed and other non-current
      assets                               3,306            1,342          1,852           95           17
     -Properties under development
      under current assets                 1,102              136            909           53            4
                                           -----            -----         ------         ----          ---
Total Commercial Commitments               4,846            1,916          2,761          148           21
                                           =====            =====         ======         ====          ===

         The following is a description of the Company's commercial commitments as at December 31, 2002:

         o Guarantees given by the Company with respect to associates relate to bank loans granted to subsidiaries of associated companies to finance the Sorrento and Bellagio property development projects.

         o Capital commitments are planned capital expenditure not provided for in the Financial Statements, principally those for CT9 development, the development of China properties and capital expenditure for the CME segment.

Major property projects undertaken by associates

         Pre-sales for the Sorrento and Bellagio property development projects, which were undertaken by associated companies were launched in 2002. Accumulated sales for Sorrento exceeded 81% of the 1,272 Phase I units and 30% of the 854 Phase II units by the end of 2002. The sale of Bellagio was first launched in September 2002. 74% of the 1,704 Phase I and II units were sold by the end of 2002.

         Pre-sale proceeds received by the investing companies of the two projects have been used to partially repay the relevant shareholders' advances and to fully repay bank loans, with the remaining proceeds retained in stakeholders' accounts for future payment of construction costs. At December 31, 2002, the cash deposits in Sorrento's stakeholders' account were HK$0.9 billion (US$115 million), which the Company believes would be sufficient to fully cover the outstanding construction cost. Cash deposits in Bellagio's stakeholders' account were HK$1.1 billion (US$141 million), which the Company believes would be sufficient to fully cover the outstanding construction cost of Phase I and II and substantially cover the outstanding construction cost of Phase III and IV of the project.

         The two project companies did not have any borrowings at the end of 2002. The Company has severally guaranteed two-fifths of all amounts due under loans granted in connection with the development of Sorrento, which is owned by a joint venture in which the Company and its 66.8% subsidiary, Harbour Centre Development Limited, each has a one-fifth interest. As at December 31, 2002, the facility amount attributable to the Company was HK$175 million (US$22 million). In addition, the Company has severally guaranteed bank facilities granted with regards to the development of Bellagio, in which the Company has a 33.3% interest. The amount attributable to the Company is HK$263 million (US$34 million). See Notes 30(b) and 30(c) to the Financial Statements.

PROSPECTS

         The Company's earnings are principally derived from investment properties, its 55.3% interest in Modern Terminals, and CME.

Investment Property

         Although Hong Kong is facing difficult property market conditions, the Company's rental revenue has remained stable. About 85% of rental income in 2002 and 2001 was derived from the Company's two core assets, Harbour City (including hotels) and Times Square, which have maintained occupancy and rental rates at levels above Hong Kong market average levels due to their prime locations.

         The Company's property strategy is to hold core properties as long-term investments. The Company believes that its program of regular maintenance and improvements, and its expertise in property management, marketing and human resources enhance the value of its investment properties. While the Company expects that there will be continuing downward pressure on the rental rates due to current market conditions, the Company's properties have in the past sustained high occupancy rates and attracted high quality tenants, including many multinational corporations and prominent retailers.

         Approximately 60% to 65% of the Company's net cash inflow from operating activities is generated by investment property. The Company's investment property rental income comes from four main sources: office, retail, service apartments and hotels.

         Office. Office space rental accounted for close to 45% of the Company's investment property portfolio as at the end of 2002. An increasing supply of new space, combined with company downsizing, has put the Hong Kong office market under tremendous pressure. Office consolidation and lease restructuring are dominant features of the market and vacancy levels have generally increased across all districts in Hong Kong. If the currently anticipated downturn in the office property market were to materialize, it would adversely affect the Company's future operating cash flow.

         Retail. As a result of the outbreak of SARS in Hong Kong and China and the travel advisory issued by the WHO on April 2, 2003 advising against travel to SARS-affected areas, there was a sudden decline in tourist and business traveler arrivals in Hong Kong. The number of people visiting retail areas in Hong Kong, and retail sales turnover also dropped sharply. Occupancy and rental rate of retail space came under pressure as a result of this situation. For a discussion of the risks to the Company's business associated with the SARS outbreak, see "Risk Factors". As reflected in retail sales figures, the whole retail sector in Hong Kong continues to suffer from deflation and weak consumer sentiment. Very fierce competition, together with the increasing tendency of Hong Kong residents to travel to mainland China, specifically Shenzhen, to shop is putting further pressure on certain sub-groups of retail operators. Occupancy and retail rental rates are likely to come under pressure as a result of these factors and the possibility of continued impact of SARS on retail market.

         Service apartments. While previously most demand for the Company's service apartments came from businesspeople and professionals from overseas, the downward trend in housing allowances provided to this group by their employers has hit this segment hard in 2002. Moreover, competition in this area has grown, as more service apartment projects commenced operation, more landlords have converted residential buildings into service apartments, and hotels offer more flexible long-stay packages, an option frequently used as a substitute for service apartments. These factors could result in lower service apartment rental revenues in the future.

         Hotels. The operating environment for the hotel industry remained difficult in 2002. Due mainly to the contraction of the high yield corporate and business segment in the aftermath of the September 11, 2001 terrorist attacks, many hotel operators have adopted highly competitive pricing strategies to preserve market share. Food and beverages, a major source of income along with room charges, continued to be affected by keen competition from competing hotels and other non-hotel food outlets, as well as consumer price-sensitivity. As discussed under "Risk Factors", hotel operation was the business of the Company most affected by the outbreak of SARS. Revenue and profits from the Company's hotels could decline in the future as a result of these pressures.

Modern Terminals

         Hong Kong is facing increasing competition from nearby ports in Southern China, which have lower charges. Following the completion of CT9 and anticipated continued weak economic conditions in 2003, the pressure on Hong Kong terminal charges is likely to continue. Currently, the strength of Hong Kong's ports depends on simple administrative procedures and high efficiency. Increases in throughput capacity after expected completion of CT9 and Shekou Container Terminal Phase 2 across the border in Shenzhen at the end of 2003 may enable Modern Terminals to offset the effects of low fee competition.

Communication, Media and Entertainment

         The CME segment includes i-CABLE and Wharf T&T. The profit contribution of this segment for the Company is currently modest. Further growth and contribution depends on further market penetration. The challenges that i-CABLE faces will be even greater in 2003 than in prior years, with no signs of an economic recovery and the launch of a new competing pay television service and keen broadband competition. See "Business Description -- Business Overview -- CME -- i-CABLE Communications Limited (core brand) -- Competition for i-CABLE."

         Regulatory approval has been obtained for i-CABLE to distribute a documentaries based channel in Mandarin Chinese, or Putonghua (the "Horizon Channel") to designated hotels and other locations in mainland China, targeted for launch in September 2003. This development would represent a small first step in i-CABLE's longer-term plan to expand to markets beyond Hong Kong.

CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated Financial Statements. The Company's consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from US GAAP. In the preparation of these Financial Statements the Company is also required to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

         The Company considers that the following accounting policies used in the preparation of the Company's consolidated Financial Statements involve significant judgment and estimates.

Long term investments

         Under Hong Kong GAAP, non-trading investments, including securities, are stated in the balance sheet at fair value. Changes in fair value are recognized in the investment revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserves to the consolidated profit and loss account.

         Transfers from the investment revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

         As stated above, the decision as to whether an investment is impaired or not relies on objective evidence. Management can conclude that impairment exists if the market price of an investment, or the estimated fair value of the investment if no market price exists, has been below its original cost for a period of time and there are no objective signs that those circumstances that led to the decrease in market value or estimated fair value will reverse. The length of the time period required to identify an impairment depends on management's judgment, based on the prevailing market conditions. In 2002, the estimated fair value of certain unlisted non-trading investments had been lower than cost for a period of time with no signs of reversal and thus an impairment provision of HK$58 million (US$7.4 million) was charged to the consolidated profit and loss account.

Impairment of assets

         The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognized as an expense in the consolidated profit and loss account.

         Management may assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2002, impairment losses of HK$230 million (US$29 million) were recognized in 2002 in the consolidated profit and loss account to reflect the current prevailing property market conditions.

Depreciation of fixed assets

         Depreciation in respect of broadcasting and communications equipment is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

         Depreciation in respect of other properties held for the Company's own use is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings on these lands are depreciated at a straight line basis of 2.5% per annum.

         Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets, of three to 25 years. In 2001, the estimated useful lives were three to 15 years.

         In assessing the estimated useful lives of fixed assets, the Directors take into account factors such as the expected usage of the asset by the Company based on past experience, the expected physical wear and tear (which depends on operational factors), technical obsolescence arising from changes or improvements in production or from a change in the market demand for the product or service output of the asset. The estimation of the useful life is a matter of judgment based on the experience of the Company. The Directors review the useful lives of fixed assets periodically, and if expectations are significantly different from previous estimates of useful economic lives, the useful lives and, therefore, the depreciation rate for the future periods will be adjusted accordingly.

Inventories

PROPERTIES HELD FOR SALE

         Properties held for sale are stated at the lower of cost and net realizable value. Cost is determined by the apportionment of the total development costs, including capitalized borrowing costs, attributable to unsold units. Net realizable value is determined by the Directors, based on prevailing market conditions that require the Directors to make judgments regarding estimated sales in the ordinary course of business, which are based upon market dates of most recent sale transactions and market survey reports available from independent property valuers together with internal estimates of costs necessary to make the sale.

         The amount of any write-down of or provision for properties held for sale is recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs.

         As at December 31, 2002, the net realizable values of certain properties held for sale were below their cost and a provision of HK$36 million (US$4.6 million) was charged to the consolidated profit and loss account.

PROPERTIES UNDER DEVELOPMENT FOR SALE

         Properties under development for sale are classified as current assets and stated at lower of cost and net realizable value. Cost includes the aggregate costs of development, capitalized borrowing costs and other direct expenses plus attributable profit, less pre-sales proceeds. Net realizable value is determined by the Directors, based on prevailing market conditions.

         The Company assesses the carrying amounts of properties under development for sale from time to time to assess whether the net realizable value has declined below the carrying amounts. The Company's assessment of net realizable value requires the application of a risk-adjusted discount rate to estimate future discounted cash flows to be derived from the properties under development for sale. These estimates require judgment as to the anticipated sale prices by reference to recent sale transactions in nearby locations, rate of new property sales, marketing costs (including price discounts required to stimulate sales) and the expected costs to completion of properties, the legal and regulatory framework and general market conditions. The Company's estimates may be inaccurate, and estimates may need to be adjusted in later periods.

         The amount of any write-down of or provision for properties under development for sale is recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs. Such amount of write-down of or provision for properties under development for sale is determined by the valuations prepared by the property valuers.

         As at December 31, 2002, a net provision of HK$19 million (US$2.4 million) for certain properties under development for sale was charged to the consolidated profit and loss account.

Employee benefits

DEFINED BENEFIT PLANS

         The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Company's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method. In determining the Company's net obligation, actuarial assumptions have been included which are the Company's best estimates of the variables that will determine the ultimate cost of providing post-employment benefits.

         Actuarial assumptions comprise: (a) demographic assumptions about the future characteristics of current and former employees who are eligible for benefits; and (b) financial assumptions such as the discount rate, future salary and benefit levels, future medical costs, and the expected rate of return on plan assets. Demographic assumptions deal with matters such as mortality; rates of employee turnover, disability and early retirement, the proportion of plan members with dependants who will be eligible for benefits, and claim rates under medical plans.

         Actuarial assumptions should be unbiased and realistic. In order to satisfy these criteria, the assumptions should be neither imprudent nor excessively conservative, and they should reflect the economic relationships between factors such as inflation, rates of salary increase, the return on plan assets and discount rates. Management judgment and estimates are involved in determining these assumptions.

Revenue recognition - Properties under development for sale

         Revenue from pre-sale of properties is recognized by reference to the stage of completion over the course of development and is calculated each year as a proportion of the total estimated profit. The proportion used is the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

         The total estimated revenue and profit requires the Company to make judgments regarding outstanding costs to completion, which are based on both internal estimates of work completed and internal estimates of costs of completing outstanding work.

Recent accounting pronouncements

         Please refer to Financial Statements Note 35(r) on page F-35 and F-36.

US GAAP RECONCILIATION

         The Company's consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of the Company's profit attributable to shareholders ("net income") and shareholders' funds ("shareholders' equity") in accordance with Hong Kong GAAP and US GAAP.

                                                                 AT OR FOR YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------
                                                       2002                   2001                 2000 RESTATED
                                                    -----------            ----------            ----------------
                                                    HK$MILLION             HK$MILLION               HK$MILLION
Net income in accordance with:
     Hong Kong GAAP...........................         2,303                  2,519                   2,494
     US GAAP..................................         1,914                  1,055                   1,906

Shareholders' equity in accordance with:
     Hong Kong GAAP...........................        48,713                 54,645                  57,950
     US GAAP..................................        12,711                 12,940                  13,373


         The material differences between Hong Kong GAAP and US GAAP and the adjustments considered necessary to restate net income and shareholders' equity in accordance with US GAAP are set forth in Note 35 to the Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

NAME                                                AGE      POSITION
----                                                ---      --------
Peter K C Woo..................................     56       Chairman
Gonzaga W J Li.................................     74       Senior Deputy Chairman
Stephen T H Ng.................................     50       Deputy Chairman And Managing Director
David J Lawrence...............................     57       Executive Director
Robert H Burns (1).............................     73       Director (Non-Executive Director)
Edward K Y Chen................................     58       Director (Non-Executive Director)
Paul M F Cheng.................................     66       Director (Non-Executive Director)
Raymond K F Ch'ien.............................     51       Director (Non-Executive Director)
Erik B Christensen.............................     55       Director
Vincent K Fang.................................     60       Director (Non-Executive Director)
Hans M Jebsen..................................     46       Director (Non-Executive Director)
Christopher P Langley..........................     58       Director (Non-Executive Director)
Quinn Y K Law..................................     50       Director
Doreen Y F Lee.................................     47       Director
T Y Ng.........................................     55       Director
James E Thompson...............................     63       Director (Non-Executive Director)

-----------
(1)   Mr. Robert H Burns retired after Wharf's AGM held on May 30, 2003.

DIRECTORS

PETER K C WOO, GBS, JP, CHAIRMAN (AGE: 56)

         Mr. Woo has resumed the role of Chairman since 2002, after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited ("Wheelock").

         Mr. Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee, set up in 1994, which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the U.S., Australia and Hong Kong.

GONZAGA W J LI, SENIOR DEPUTY CHAIRMAN (AGE: 74)

         Mr. Li joined Wharf in 1980 as a Director and was appointed as general manager in 1982. He became Deputy Chairman and Managing Director in 1989. He was appointed Chief Executive in 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company since 2002. He is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited, New Asia Realty and Trust Company, Limited ("NART") and Marco Polo Developments Limited in Singapore and also the chairman and chief executive officer of Wharf China Limited. He is also a director of Joyce Boutique Holdings Limited ("Joyce").

STEPHEN T H NG, DEPUTY CHAIRMAN AND MANAGING DIRECTOR (AGE: 50)

         Mr. Ng joined Wharf in 1981 and became Managing Director in 1989. He has been a director, president and chief executive officer of i-CABLE Communications Limited since 1999 and its chairman since 2001. He is also the deputy chairman of Wheelock, a director of Joyce and chairman, president and chief executive officer of Wharf T&T Limited. He serves as a member of the Hong Kong - United States Business Council.

DAVID J LAWRENCE, EXECUTIVE DIRECTOR (AGE: 57)

         Mr. Lawrence has been appointed as an Executive Director of the Company since 2002. He joined the Company in 1992 and spent one year with the Company in Hong Kong before transferring to a new appointment in 1993 to expand Marco Polo Developments Limited, of which he is now the chief executive officer and managing director. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

ROBERT H BURNS, DIRECTOR (AGE: 73)

         Mr. Burns has been a Director of the Company since 1995. He is one of the founders of the Regent Hotels group and is also the chairman of Robert H Burns Holdings Limited.

EDWARD K Y CHEN, CBE, JP, DIRECTOR (AGE: 58)

         Professor Chen has been a Director of the Company since August 2002. He is currently the president of Lingnan University. He is also an honorary professor and distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, honorary professor of Shantou University, and visiting professor of Jinan University. He is a director of First Pacific Co. Ltd. and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. Currently he is a member of the Services Promotion Strategic Group, the Hong Kong Committee for Pacific Economic Cooperation, and the Banking Advisory Committee.

PAUL M F CHENG, JP, DIRECTOR (AGE: 66)

         Mr. Cheng has been a Director of the Company since August 2002. He is a non-executive director of Esprit Holdings Limited. He was formerly the chairman of Inchcape Pacific Limited and N M Rothschild and Sons (Hong Kong) Limited and a founding partner of China Key Consultants Ltd. He is currently a steward of the Hong Kong Jockey Club and a member of the executive committee of the PRC-based All China Federation of Industry and Commerce, and also serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University.

RAYMOND K F CH'IEN, GBS, CBE, JP, DIRECTOR (AGE: 51)

         Dr. Ch'ien has been a Director of the Company since August 2002. He is the executive chairman of chinadotcom corporation as well as chairman of its subsidiary, hongkong.com corporation. He is the non-executive chairman of HSBC Private Equity (Asia) Limited and also a director of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Inmarsat Ventures plc, Convenience Retail Asia Limited, MTR Corporation Limited and VTech Holdings Ltd. He holds a number of public offices, namely, the chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. He is also an honorary president and past chairman of the Federation of Hong Kong Industries.

ERIK B CHRISTENSEN, DIRECTOR (AGE: 55)

         Mr. Christensen has been a Director of the Company since January 2003. Since 1997, he has been the managing director of Modern Terminals Limited, a 55.34% owned subsidiary of the Company.

VINCENT K FANG, DIRECTOR (AGE: 60)

         Mr. Fang has been a Director of the Company since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Limited and also the chairman of the Association of Better Business & Tourism Services.

HANS M JEBSEN, BBS, DIRECTOR (AGE: 46)

         Mr. Jebsen has been a Director of the Company since 2001. He is the chairman of Jebsen & Co. Ltd. and also a director of Hysan Development Co., Ltd. He is currently the vice-president of World Wide Fund for Nature Hong Kong, an honorary fellow and member of the Corporate Advisory Board of the Hong Kong University of Science & Technology, the chairman of WTO Working Group of the Hong Kong General Chamber of Commerce, and a member of World Wide Fund for Nature International Board of Trustees, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, Advisory Board of the Hong Kong Red Cross, Pacific Basin Economic Council and Asian Cultural Council. He was awarded the Bronze Bauhinia Star of the Hong Kong SAR in 2001.

CHRISTOPHER P LANGLEY, OBE, DIRECTOR (AGE: 58)

         Mr. Langley has been a Director of the Company since 2001. He began his career with HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd., Techtronic Industries Co. Ltd. and Dickson Concepts (International) Ltd. He was awarded an OBE in 1996.

QUINN Y K LAW, DIRECTOR (AGE: 50)

         Mr. Law has been a Director of the Company since 1998. He is also a director of i-CABLE, Modern Terminals and Wharf T&T.

DOREEN Y F LEE, DIRECTOR (AGE: 47)

         Ms. Lee has been a Director of the Company since March 2003. She is also an executive director of Harbour City Estates Limited and Times Square Limited and is responsible for the leasing and operations of the two core properties of the Company in Hong Kong, namely, Harbour City and Times Square.

T Y NG, DIRECTOR (AGE: 55)

         Mr. Ng has been a Director of the Company since 1998. He is also a director of Harbour Centre Development Limited, Joyce, New Asia, and MPDL in Singapore.

JAMES E THOMPSON, DIRECTOR (AGE: 63)

         Mr. Thompson has been a Director of the Company since 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the chairman of the American Chamber of Commerce in Hong Kong and he also serves on the Hong Kong - United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

SENIOR MANAGEMENT

         Various businesses of the Company are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the Executive Director of the Company, as described above. Only those four Directors are regarded as members of the Company's senior management.

         According to the Articles of Association of the Company, Chairman, Managing Director and the Executive Director are not subject to retirement by rotation. However, the Senior Deputy Chairman is subject to retirement by rotation.

COMPENSATION

         The aggregate amount of compensation of the directors of the Company as a group was HK$37.7 million (US$4.8 million), of which HK$13.3 million (US$1.7 million) was paid as discretionary bonuses, HK$0.4 million (US$0.1 million) was contributed to retirement plans for directors and HK$2.6 million (US$0.3 million) was deemed profit on share options exercised during the year. See Note 3 (b) to the Financial Statements for additional information on director compensation. The aggregate compensation figure does not include HK$1.9 million (US$0.2 million) in contingent compensation payable by a subsidiary of the Company to a director upon satisfactory completion of the director's term of service.

DIRECTORS' SERVICE CONTRACTS

         None of the Company's directors have entered into service contracts with the Company or any of its Subsidiaries providing for benefits upon termination of employment.

AUDIT COMMITTEE

         The Audit Committee is composed of Mr. Vincent K. Fang (the chairman), Mr. Hans M. Jebsen and Mr. James E. Thompson. The Audit Committee meets at least twice a year and must have at least two members. A majority of the members, based on Listing Rules issued by The Stock Exchange of Hong Kong Ltd. (the "Listing Rules"), must be independent of the Company as defined in the Listing Rules. The Audit Committee's responsibilities include the appointment of external auditors of the Company and a review of the accounting policies and practices of the Company.

EMPLOYEES

         The number of employees of the Company, classified by main category of activities and geographic locations, were as follows:

BY ACTIVITIES:

                                                                             AS OF DECEMBER 31,
                                                           --------------------------------------------------
                                                            2002                  2001                  2000
                                                            ----                  ----                  ----
     Property.................................              4,266                 3,705                 3,550
     Communications, Media and Entertainment..              3,654                 3,397                 3,252
     Logistics................................              2,191                 2,220                 2,192
                                                           ------                 -----                 -----
     TOTAL....................................             10,111                 9,322                 8,994
                                                           ======                 =====                 =====


BY GEOGRAPHIC LOCATIONS:

                                                                            AS OF DECEMBER 31,
                                                           --------------------------------------------------
                                                            2002                  2001                  2000
                                                            ----                  ----                  ----
     Hong Kong................................              8,121                 7,609                 7,475
     PRC......................................              1,455                 1,129                   955
     South East Asia..........................                535                   584                   564
                                                           ------                 -----                 -----
     TOTAL....................................             10,111                 9,322                 8,994
                                                           ======                 =====                 =====

The Company believes that its relations with employees are good.

SHARE OWNERSHIP

         At June 10, 2003, Directors of the Company had or were regarded to have the following beneficial interests in the securities of the Company.

THE COMPANY - ORDINARY SHARES                                  QUANTITY HELD
-----------------------------                                  -------------
Peter K. C. Woo                                                1,241,430,213 (1)
Gonzaga W. J. Li                                                     686,549
Stephen T. H. Ng                                                     650,057
Erik B. Christensen                                                   25,000
T. Y. Ng                                                             178,016

-----------
(1) Mr. Peter Woo holds directly a 10.3% interest and also holds indirectly a 48.98% beneficial interest (through a trust in which he and/or his spouse have an interest) in Wheelock. Wheelock's interest in the Company is considered to be also held by Mr. Woo, and the number of ordinary shares stated above includes the same block of shares held by Wheelock (see "Major Shareholders").

         Under the Executive Share Incentive Scheme (the "Plan") of the Company, subject to such restrictions or alterations as may be prescribed or provided under the Listing Rules from time to time in force, shares of the Company may be issued to employees of the Company and its subsidiaries, including Directors of the Company, at such prices (not to be less than 90% of the average closing price on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of offer of the options) and the relevant options may be exercisable during such periods (not to exceed the expiration of 10 years from the date of grant) as determined by Board of Directors of the Company.

         During 2002, Mr. Stephen T. H. Ng, a Director of the Company, exercised options under the Plan to subscribe for a total of 500,000 ordinary shares of the Company at an exercise price of HK$12 per share. No other Directors of the Company exercised any of the options held by them from the beginning of the year 2002 through June 16, 2003. As of June 16, 2003, all options held by Directors of the Company under the Plan expired, and no Director held personal interests in options to subscribe for shares of the Company as of that date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table sets forth certain information as of June 10, 2003 with respect to any person known to the Company to be or regarded as being a beneficial owner of more than 5% of its Shares and with respect to the total amount of Shares owned by the Company's directors and senior management as a group.

TITLE OF CLASS OF                                                          NUMBER OF SHARES
VOTING SECURITIES        IDENTITY OF PERSON OR GROUP                             OWNED           PERCENT OF CLASS
-----------------        -----------------------------------------         ------------------    ----------------
Ordinary Shares          J. P. Morgan Chase & Co.                                 146,367,836         5.98%
Ordinary Shares          Woodenfield Limited                                      140,136,675         5.73%
Ordinary Shares          Lynchpin Limited (1)                                     171,974,029         7.03%
Ordinary Shares          Star Attraction Limited (2)                              171,974,029         7.03%
Ordinary Shares          New Asia Realty and Trust Co., Ltd. (3)                  191,343,162         7.82%
Ordinary Shares          Myers Investments Limited (4)                            191,343,162         7.82%
Ordinary Shares          Wheelock Properties Limited (5)                          191,343,162         7.82%
Ordinary Shares          Diplock Holdings Limited                               1,050,087,047        42.91%
Ordinary Shares          WF Investment Partners Limited (6)                     1,069,456,184        43.70%
Ordinary Shares          Wheelock and Company Limited (7)                       1,241,430,213        50.72%
Ordinary Shares          Bermuda Trust (Guernsey) Limited (8)                   1,241,430,213        50.72%
Ordinary Shares          Peter K. C. Woo (9)                                    1,241,430,213        50.72%

Ordinary Shares          Directors and Senior Management as a Group (10)        1,242,969,835        50.79%

----------

(1) Lynchpin Limited's number of ordinary shares includes shares beneficially owned by Woodenfield Limited.

(2) Star Attraction Limited's number of ordinary shares includes shares beneficially owned by Lynchpin Limited.

(3) New Asia Realty and Trust Co., Ltd.'s number of ordinary shares includes shares beneficially owned by Star Attraction.

(4) Myers Investments Limited's number of ordinary shares includes shares beneficially owned by New Asia Realty and Trust Co., Ltd.

(5) Wheelock Properties Limited's number of ordinary shares includes shares beneficially owned by Myers Investments Limited.

(6) WF Investment Partners Limited's number of ordinary shares includes shares beneficially owned by Diplock Holdings Limited.

(7) Wheelock and Company Limited's number of ordinary shares includes shares beneficially owned by Wheelock Properties Limited and WF Investment Partners Limited.

(8) Bermuda Trust (Guernsey) Limited's number of ordinary shares includes shares beneficially owned by Wheelock and Company Limited. Bermuda Trust (Guernsey) Limited acts as the sole trustee in respect of certain trust properties which comprise the number of ordinary shares stated above against its name.

(9) See "Directors, Senior Management and Employees - Share Ownership" for a discussion of Mr. Woo's beneficial ownership of these shares; this number includes shares owned by Bermuda Trust (Guernsey) Limited.

(10) The number of ordinary shares stated above against "Directors and Senior Management as a Group" includes shares beneficially owned by Bermuda Trust (Guernsey) Limited.

RELATED PARTY TRANSACTIONS

Transactions with i-CABLE

         The Company has entered into certain transactions with i-CABLE in the ordinary course of the Company's business. These transactions include (1) the lease to i-CABLE of retail, office and car-parking space in Cable TV Tower, and
(2) the provision of management services, including corporate secretarial services, treasury services, and the provision of management personnel and other general corporate services to i-CABLE. The total rental received by the Company from i-CABLE in respect of Cable TV Tower for 2002 was HK$30.6 million (US$3.9 million), and the total services fees received from i-CABLE for 2002 were HK$13.4 million (US$1.7 million). The Company believes that the transactions between itself and i-CABLE are generally on terms no less favorable to the Company than would be negotiated on an arm's-length basis with a non-affiliated party.

         Convertible bonds with an aggregate principal amount of HK$1.8 billion (US$230.8 million) (the "Convertible Bonds") were issued by i-CABLE to the Company on terms set out in a deed poll dated November 18, 1999 ("Deed Poll"). The Convertible Bonds bear interest at 4% per annum, and the annual interest received by the Company in 2002 was HK$61 million (US$8 million). During the four-year term of the Convertible Bonds, the Company may, at any time, subject to a minimum public float requirement for i-CABLE, convert them, in whole or in part, into new ordinary shares of i-CABLE in accordance with the terms and conditions of the Deed Poll. The conversion price is 115% of the initial public offer price for i-CABLE (HK$10.49), subject to adjustments in events such as consolidation or subdivision of shares.

         A deed was entered into on September 17, 2002 between a wholly-owned subsidiary of the Company (the "Bondholder") and i-CABLE, whereby the Bondholder agreed to the early redemption by i-CABLE of a portion, amounting to HK$1,500 million (US$192.3 million), of the Convertible Bonds. The balance of the Convertible Bonds amounting to HK$300 million (US$38.5 million) will be due for redemption on November 23, 2003.

         The consideration received by the Company for the early redemption was equal to the aggregate face value of the bonds so redeemed, i.e. HK$1,500 million (US$192 million), plus accrued interest from July 1, 2002 up to but excluding the date of completion of the transaction.

Transactions with Wheelock

         The Company has entered into certain transactions with Wheelock and its subsidiaries and associated companies (collectively "Wheelock Companies") in the ordinary course of the Company's business. These transactions include (i) the lease to Wheelock Companies of retail or office space in the Company's property developments, (ii) joint venture arrangements in which the Company and Wheelock Companies have acquired interests in the development of Bellagio, (iii) joint venture arrangements entered into by the Company, Harbour Centre Development Limited and Wheelock Companies, in which each of the Company and Harbour Centre Development Limited acquired a 20% equity interest in the development of Sorrento.

LOANS AND GUARANTEES WITH ASSOCIATES

         A loan was advanced by the Company to Nexis Company Limited, a wholly-owned subsidiary of an associate, Diamond Hill Development Holdings Limited, involved in the Bellagio property development. The loan balance as of December 31, 2002 and the largest amount during 2002 were HK$2,407 million (US$309 million) and HK$2,779 million (US$356 million), respectively. The loan was partly repaid out of proceeds from Bellagio property sales. As of May 31, 2003, the loan balance was HK$1,992 million (US$255 million). The loan is interest free, unsecured and is repayable as may from time to time be agreed among the shareholders of Diamond Hill Development Holdings Limited.

         A loan was advanced by the Company to Persistence Limited, a wholly-owned subsidiary of another associate, Hopfield Holdings Limited, involved in the Sorrento property development. The loan balance as of December 31, 2002 and the largest amount during 2002 were HK$1,925 million (US$247 million) and HK$1,958 million (US$251 million) respectively. As of May 31, 2003, the loan balance was HK$1,556 million (US$199 million). The annual interest rate is determined by the shareholders of this associate with reference to prevailing market rates, which were between 2.75% and 4.00% for 2002. The loan is unsecured and is repayable as may from time to time be agreed among the shareholders of Hopfield Holdings Limited.

         The Company and other shareholders have also severally guaranteed loans granted to Kowloon Properties Company Limited and Salisburgh Company Limited, wholly-owned subsidiaries of certain associates, Hopfield Holdings Limited and Diamond Hill Development Holdings Limited, to finance the Sorrento and Bellagio property developments respectively. The amount attributable to the Company under these guarantees was HK$175 million (US$22 million) and HK$263 million (US$34 million) respectively as of December 31, 2002.

         See "Information on the Company - Business Overview - Property Development - Hong Kong Properties under Development".

ITEM 8.           FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         See pages F-1 to F-44 and S-1 to S-2, incorporated herein by reference.

LEGAL PROCEEDINGS

         None

SIGNIFICANT CHANGES

         There has been no significant change in the financial or trading position of the Company since December 31, 2002.

ITEM 9.           THE OFFER AND LISTING

MARKETS

         The 8 7/8% Guaranteed Notes due 2004 (the "2004 Notes") and the 7 5/8% Guaranteed Notes due 2007 (the "2007 Notes", and, together with the 2004 Notes, the "Notes") issued by Wharf International Finance Limited (the "Issuer") and guaranteed by the Company, are not traded in any market. Sales prices for the Notes are not regularly reported by any exchange or other quotation service.

ITEM 10.          ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is a brief summary of certain significant provisions of the Company's Memorandum and Articles of Association. This description does not purport to be complete and is qualified by reference to the Company's Memorandum and Articles of Association, which have been filed as an exhibit to this Annual Report, and the relevant provisions of Hong Kong law.

Register and Objects

         The Company is incorporated and its register is maintained in Hong Kong. The Company's objects, which are very wide in scope and general in nature, permit it to engage in most types of business activities.

Directors

         A Director may not vote in respect of any contract or arrangement in which he is materially interested. The foregoing prohibition does not, however, apply to (1) any contract or arrangement giving security or indemnity to any Director in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; (2) any contract or arrangement for any guarantee, security or indemnity by the Company to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility; (3) any contract or arrangement concerning an offer or invitation to purchase shares, debentures or other securities of or by the Company, in respect of which the Director is interested as a participant in the underwriting or sub-underwriting of the offer or invitation; (4) any contract or arrangement with any other Company in which the Director is interested only as an officer of that company; (5) any contract or arrangement concerning any other company in which the Director and his associates are interested in less than 5% of the issued shares or voting rights of such company; and (6) any contract or arrangement concerning the adoption, modification or operation of an employees' share options plan under which the Director may benefit.

         The Company's Board may, at its discretion, exercise all powers of the Company to raise, borrow or secure the payment of any money for the purposes of the Company and mortgage or charge the Company's undertaking, property and present and future assets and uncalled capital, or any part thereof.

         The Directors, in their capacity as directors, are entitled to receive remuneration from the Company in amounts determined from time to time by the Company in a general meeting of shareholders. Directors holding executive offices of the Company may receive, in their capacity as executive officers, additional compensation in amounts determined by the Board.

         Neither the Company's Memorandum and Articles of Association nor Hong Kong law impose any age restriction on directors (other than being at least 18 years of age). A Director is not required to hold any of the Company's shares. A retiring Director is eligible for reelection at any annual general meeting of shareholders.

Rights, Preferences and Restrictions of Shares

         The Company has only one class of shares and may, in a general meeting of shareholders, declare dividends to its shareholders in any currency. Dividends may not, however, exceed the amount recommended by the Board. No dividend may be paid except out of the Company's profits. Dividends of the Company are declared and paid according to the amount paid-up on the Company's shares. All dividends unclaimed for six months after having been declared may be invested or otherwise made use of by the Board for the Company's benefit until claimed. All dividends unclaimed for six years after having been declared may be forfeited by action of the Board, in which case they revert to the Company.

         At any general meeting of shareholders, on a showing of hands, every individual shareholder who is present in person or any corporate shareholder present by its representative has one vote. On a poll, every shareholder present in person or by proxy has one vote for every fully paid-up share. Only a person who has been duly registered as a shareholder and who has paid everything then due to the Company in respect of his shares is entitled to be present or to vote, either personally or by proxy, or to be reckoned in a quorum, at any general meeting.

         If the Company is wound up, any surplus assets remaining after payment to all creditors will be divided among the Company's shareholders in proportion to the capital paid-up on the shares held by them. If such surplus assets are insufficient to repay all of the Company's paid-up capital, such assets will be distributed so that, to the extent possible, the losses are borne by the shareholders in proportion to the shares held by them, but subject to the rights of any shares that may be issued on special terms or conditions.

         The Company may exercise any powers conferred by law to purchase or acquire its own shares (including any redeemable shares). Any such purchase must be made in accordance with the relevant rules and regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time.

         The Board may, before recommending any dividend, set aside out of the Company's profits such sums as it thinks fit as a reserve. A reserve may be applied, at the Board's discretion, for meeting claims on or liabilities of the Company, contingencies, paying off any loan capital, equalizing dividends or any other purpose to which the profits may be properly applied.

         The Board may from time to time make such calls as it may think fit upon shareholders in respect of any money unpaid on the shares held by them. As of June 12, 2002, all of the issued and outstanding shares of the Company were fully paid.

Variation of Rights

         The rights attached to the Company's shares may be varied or abrogated with the consent in writing of the holders of not less than three-quarters, in par value, of the issued shares or with the sanction of a special resolution passed in a general meeting of the shareholders.

General Meetings

         The Company must hold an annual general meeting each year, at such time and place as the Board may decide. Any general meeting of the Company other than its annual general meeting is an extraordinary general meeting. The Board may convene an extraordinary general meeting whenever it thinks fit, and the Board, upon the requisition of members of the Company holding not less than one-tenth of the paid up capital carrying the right to vote, must forthwith proceed to convene an extraordinary general meeting.

         Either an annual general meeting or a meeting called for the passing of a special resolution may be called by at least 21 days' notice in writing or in such other form (including, without limitation, electronic form and by way of publication on the Company's website or computer network), and in language(s) as may from time to time be permitted under applicable laws and the Listing Rules. Any other general meeting may be called by at least 14 days' notice in writing or in other form and in language(s) as may from time to time be permitted under applicable laws and the Listing Rules.

Rights to Own Securities

         The Board may, in its absolute discretion, refuse to register the transfer of any share that is not a fully paid-up share to a person of which the Board does not approve. The Board may also refuse to register any transfer of shares to more than four joint holders or any transfer of any share that is not fully paid on which the Company has a lien. No transfer of shares may be made to a minor or to a person of unsound mind or under any other legal disability.

MATERIAL CONTRACTS

         None

EXCHANGE CONTROLS

         There are currently no Cayman Islands or Hong Kong laws, decrees, or regulations restricting the import or export of capital or affecting the remittance of interest or other payments to holders of the Notes who are non-residents of Hong Kong.

TAXATION

         The following summary is based on the tax laws of the Cayman Islands, Hong Kong and the United States, as in effect on the date of this Annual Report on Form 20-F, and is subject to any change in the tax laws of the Cayman Islands, Hong Kong or the United States that may come into effect after such date.

         We advise investors in the Notes to consult their own tax advisors as to the Cayman Islands, Hong Kong, United States or other tax consequences of the purchase, ownership and disposition of the Notes in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

Cayman Islands

         Under Cayman Islands' laws:

         (i) payments of principal and interest in respect of the Notes will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of a Note and gains derived from the sale of Notes will not be subject to Cayman Islands' income or corporation tax. The Government of the Cayman Islands currently levies no income, profit, corporation or capital gains tax and no estate duty, inheritance tax or gift tax;

         (ii) the holder of any Note (or the legal personal representative of such holder) whose Note is brought into the Cayman Islands may in certain circumstances be liable to pay stamp duty imposed under the laws of the Cayman Islands in respect of such Note. Such duty would be calculated at the rate of one quarter of 1 per cent of the face amount of the relevant Note, up to a maximum of CI$250 (approximately US$305) per note. An instrument of transfer in respect of a Note, if executed in or brought into the Cayman Islands, will attract nominal Cayman Islands stamp duty of CI$100 (approximately US$122).

         Wharf International Finance Limited has been incorporated and registered as an exempted Company pursuant to what is now The Companies Law (2003 Revision) of the Cayman Islands and, as such, has obtained an Undertaking as to Tax Concessions from the Governor In Council of the Cayman Islands in the following form:

                            "The Tax Concessions Law
                                 (1999 Revision)
                        Undertaking as to Tax Concessions

In accordance with the provisions of Section 6 of the Tax Concessions Law (Revised), the following undertaking is hereby given to Wharf International Finance Limited, being a company certified by the Registrar of Companies to be a company registered as an exempted company under Section 183 of The Companies Law (2001 Revision):

         (1) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the aforesaid exempted company or its operations; and

         (2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the aforesaid not be payable on the shares, debentures or other obligations of the aforesaid exempted company; or by way of withholding in whole or in part of:

            (a) any payment of a dividend or other distribution of income or capital by the exempted company or its members; or

            (b) a payment of:

                  (i)  principal or interest; or

                  (ii) other sums due under a debenture or other obligation of the exempted company.

         This undertaking shall be for a period of twenty years from the 30th day of August 1994.

                                                           Governor-In-Council"

         The Cayman Islands is not a party to any income tax treaty with the United States.


Hong Kong

         The following summary does not purport to be a comprehensive description of all of the Hong Kong tax considerations that may be relevant to a decision to purchase, own or dispose of the Notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. We advise investors in the Notes to consult their own tax advisers concerning the overall tax consequences of their ownership of Notes.

         No Hong Kong tax will be required to be withheld from payments of principal or interest on the Notes or payments by the Company in respect thereof under the Guarantee.

         Interest on the Notes may be subject to Hong Kong profits tax where the Notes are subscribed for by or are held by a financial institution as part of its business carried on in Hong Kong.

         Hong Kong profits tax may be chargeable on profits arising on the sale or disposal of the Notes where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

         No estate duty will be payable under the Estate Duty Ordinance of Hong Kong, as currently enacted, in respect of Notes which are registered on a register outside Hong Kong at the date of the death of the holder thereof, or, where the owner is a company, on the death of a related person.

         Hong Kong is not a party to any income tax treaty with the United
States.

United States

         A holder of Notes that is an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis with respect to income from a Note (a "U.S. holder") generally will recognize ordinary income with respect to interest payments on the Notes when such interest is accrued or received, in accordance with the U.S. holder's method of accounting for United States federal income tax purposes. If a U.S. holder holds a Note as a capital asset, the holder generally will recognize capital gain or loss upon the sale, exchange or redemption of the Note in an amount equal to the amount realized on such sale, exchange or disposition (except to the extent attributable to accrued but unpaid interest, which will be treated as such) and such U.S. holder's basis in the Note. Such gain or loss will be a long-term capital gain or loss if the U.S. holder has held the Note for more than one year. Long term capital gains realized by a non-corporate U.S. holder generally are taxed at a maximum rate of 15% until 2009; and otherwise at a maximum rate of 20%.

         If a U.S. holder purchased Notes for a price greater than their stated principal amount, such Notes may be subject to a special U.S. tax relating to market discount or bond premium. U.S. holders should consult their own advisors regarding the consequences of these rules.

         The Trustee will be required to file information returns with the United States Internal Revenue Service with respect to payments made to certain U.S. holders. U.S. holders will not be subject to United States backup withholding tax on such payments if they provide their taxpayer identification numbers to the Trustee or otherwise establish an exemption from backup withholding tax. U.S. holders also may be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes.

DOCUMENTS ON DISPLAY

         The Company is presently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). It is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and its officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required by the Exchange Act to publish financial statements as frequently or promptly as U.S. companies. It will, however, fulfill its obligations with respect to such requirements by filing periodic reports and other information with the SEC. The Company intends to furnish annual reports, including this report, containing consolidated financial statements certified by an independent public accounting firm.

         You may read and copy all or any portion of this annual report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet on the website maintained by the SEC at http://www.sec.gov/.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to interest rate, foreign exchange rate and equity price risk associated with its underlying assets and liabilities. Following evaluation of its positions, the Company may selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. The activities of the Company's central treasury department are subject to policies approved by senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. The Company's policy is to hold derivative financial instruments for purposes other than trading. The Company holds equity securities as long-term investments or for trading purposes as short-term investments.

         The following tables summarize the financial and derivative instruments held by the Company at December 31, 2002 and 2001, which are sensitive to changes in interest rates, foreign exchange rates, and equity prices. The Company uses interest rate and foreign currency swaps to manage primary market exposures to interest rate sensitive and foreign exchange rate sensitive instruments.

         The following discussion and tables, which constitute "forward-looking statements" that involve risk and uncertainties, summarize the Company's market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which the Company faces in the normal course of business, including country risk, credit risk and legal risk.

INTEREST RATE SENSITIVITY

         The Company has entered into financial and derivative instruments that are sensitive to changes in interest rates. The Company is most vulnerable to changes in Hong Kong dollar interest rates although some of its United States dollar denominated instruments are exposed to fluctuations in LIBOR. The Company uses interest rate swaps to reduce the potential negative impact of interest rate volatility on certain liabilities and to attempt to reduce borrowing costs. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate amounts calculated by reference to an agreed notional principal amount. At December 31, 2002,

92.1% of the Company's fixed rate borrowings were converted to variable rate obligations through interest rate swaps. Such conversions expose the Company to the risk of rising interest rates. The Company's interest rate swap exposure was HK$9,067 million (US$1,162 million) as at December 31, 2002 compared to HK$8,467 million as at December 31, 2001.

         The following table summarizes the nominal and fair values, maturity and contract terms of the interest rate sensitive financial instruments that were held by the Company. For borrowings, the table presents principal cash flows that exist by maturity date and the related average interest rate. For interest rate swaps, the table presents the notional amounts and expected interest rates that exist by contractual maturity dates; the notional amount is used to calculate the contractual payments to be exchanged. The variable rates are estimated based on implied forward rates in the yield curve at the reporting date.

                              AT DECEMBER 31, 2002
  LIABILITIES AND RELATED DERIVATIVE INSTRUMENTS SUBJECT TO INTEREST RATE RISK

                                  (HK$ million)


                                                  MATURITIES                             At December 31, 2002   At December 31, 2001
                               -------------------------------------------------------   --------------------   --------------------
                                                                                                  Estimated            Estimated
                                2003    2004     2005      2006    2007     Thereafter    Total   Fair Value   Total   Fair Value
                                ----    ----     ----      ----    ----     ----------   -------------------   ---------------------
(A) BONDS AND NOTES
(I) Fixed Rate (US$)            2,743   1,560        -        -   2,730          -        7,033      7,495     7,033      7,354
    Average interest rate(%)   10.19%   8.88%        -        -   7.63%          -        8.90%                8.90%

    Fixed Rate (HK$)            1,714     800      300        -       -          -        2,814      2,837     2,214      2,223
    Average interest rate(%)   10.19%   4.97%    4.36%        -       -          -        8.09%                9.19%

(II) Variable Rate (HK$)            -       -        -        -       -          -         -          -        1,417      1,417
     Average interest rate(%)       -       -        -        -       -          -         -                   2.63%

(B) BANK LOANS
(I) Variable Rate (HK$)         1,715   5,150    1,860    2,550     700          -       11,975     11,975    12,675     12,675
    Average interest rate(%)    1.60%   1.99%    2.07%    2.14%   2.06%          -        1.98%                2.37%

(II) Variable Rate (RMB)           43     131      332       37       -          -          543        543       525        525
     Average interest rate(%)   5.35%   6.14%    5.12%    5.63%       -          -        5.42%                5.22%

(III) Variable Rate (US$)          57       -      231        -       -          -          288        288         8          8
      Average interest rate(%)  4.37%       -    4.16%        -       -          -        4.20%                3.54%

(C) OTHER LOANS
(I) Variable Rate (RMB)             -       -        -        -       -          -            -          -        21         21
    Average interest rate(%)        -       -        -        -       -          -            -                5.94%

(D) INTEREST RATE SWAP
(I) Fixed to Variable (US$)     2,743   1,560        -        -   1,950          -        6,253        436     6,253        308
    Average pay rate(%)         4.32%   2.00%        -        -   2.22%          -        3.09%                3.54%
    Average receive rate(%)    10.19%   8.88%        -        -   7.63%          -        9.06%                9.06%

(II) Fixed to Variable (HK$)    1,714     800      300        -       -          -        2,814         36     2,214         20
     Average pay rate(%)        4.65%   1.82%    1.70%        -       -          -        3.53%                4.31%
     Average receive rate(%)   10.19%   4.97%    4.36%        -       -          -        8.31%                9.19%

(III) Variable to Variable (HK$)    -       -       -         -       -          -            -          -     1,000          4
      Average pay rate(%)           -       -        -        -       -          -            -                1.97%
      Average receive rate(%)       -       -        -        -       -          -            -                1.83%

EXCHANGE RATE SENSITIVITY

         The Company conducts its business primarily in Hong Kong and, therefore, its cash flows are substantially denominated in Hong Kong dollars. The Company is exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. These amounts relate primarily to foreign currency denominated borrowings of group companies. At December 31, 2002, the Company had the equivalent of HK$7,264 million (US$931 million) in US dollar denominated long-term borrowings. Anticipated foreign exchange payments relate primarily to interest and expense payments, repayment of principal and capital expenditure. Based on the Company's estimate of future foreign exchange rates it may enter into interest rate and foreign currency swaps to reduce fluctuations in foreign currency cash flows related to these anticipated payments. At December 31, 2002, the Company's exposure under forward exchange rate agreements decreased to HK$5,616 million (US$720 million) from HK$6,537 million at December 31, 2001.

         In structuring its foreign currency transactions, the Company takes into account that, since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at the rate of HK$7.80 to US$1.00. See "Key Information - Selected Financial Data - Exchange Rates". The fixed exchange rate mitigates the Company's exchange rate risk with respect to its US dollar denominated debt. There can be no assurance that actual payments will conform to the Company's anticipations or to historical payments. In particular, the Company's transactions expose it to losses arising from a devaluation of the Hong Kong dollar against the US dollar should the Hong Kong SAR government withdraw its support for the fixed exchange rate.

         The table below provides information about instruments and transactions that are sensitive to foreign currency exchange rates. For borrowings, the table presents principal cash flows that exist by maturity date and the related average interest rate. For the interest rate swaps, the table presents the notional amounts and expected interest rates that exist by contractual maturity dates; the notional amount is used to calculate the contractual payments to be exchanged. The variable rates are estimated based on implied forward rates in the yield curve at the reporting date. For the foreign currency swaps, the table presents the notional amount for each of the currencies and the weighted average settlement price.

                              AT DECEMBER 31, 2002
     LIABILITIES AND DERIVATIVE INSTRUMENTS SUBJECT TO FOREIGN EXCHANGE RISK

                                  (HK$ million)

                                                         MATURITIES                           At December 31,    At December 31,
                                     ------------------------------------------------------        2002               2001
                                                                                              ----------------  ------------------
                                                                                                     Estimated           Estimated
                                       2003     2004     2005    2006    2007    Thereafter   Total  Fair Value  Total   Fair Value
                                       ----     ----     ----    ----    ----    ----------   -----  ----------  -----   ---------=
(A) BONDS AND NOTES
(I) Fixed Rate (US$)                    2,743    1,560        -       -   2,730        -     7,033     7,495     7,033     7,354
    Average interest rate (%)          10.19%    8.88%        -       -   7.63%        -     8.90%               8.90%

(B) BANK LOANS
(I) Variable Rate (RMB)                    43      131      332      37       -        -       543       543       525       525
    Average interest rate (%)           5.35%    6.14%    5.12%   5.63%       -        -     5.42%               5.22%

(II) Variable Rate (US$)                   57        -      231       -       -        -       288       288         8         8
     Average interest rate (%)          4.37%        -    4.16%       -       -        -     4.20%               3.54%

(C) OTHER LOANS
(I) Variable Rate (RMB)                     -        -        -       -       -        -         -         -        21        21
    Average interest rate (%)               -        -        -       -       -        -         -               5.94%

(D) INTEREST RATE SWAP-USD
(I) Fixed to Variable (US$)             2,743    1,560        -       -   1,950        -     6,253       436     6,253       308
    Average pay rate (%)                4.32%    2.00%        -       -   2.22%        -     3.09%               3.54%
    Average receive rate (%)           10.19%    8.88%        -       -   7.63%        -     9.06%               9.06%

(E) FORWARD EXCHANGE RATE AGREEMENT
    Receive HK$/Pay FCY *
    Contract Amount (US$)               5,616        -        -       -       -        -     5,616         1     6,240         2
    Contractual exchange rate         7.79932        -        -       -       -        -   7.79932              7.7967
    Contract Amount (Yen)                   -        -        -       -       -        -         -         -       297       (18)
    Contractual exchange rate               -        -        -       -       -        -         -              123.62

----------
* Foreign currency

EQUITY PRICE SENSITIVITY

         The Company continuously evaluates investment opportunities with a view to enhancing its return on excess liquidity, while maintaining a diversified portfolio. The table below presents the value of those marketable equity securities held by the Company at December 31, 2002 that are sensitive to changes in equity prices. See Note 15 to the Financial Statements. All trading and non-trading securities are stated at their fair value, except those held-to-maturity securities that are carried at amortized cost less provisions for diminution in value. Fair value represents the market price of the securities as at the respective year end dates.

                                                               As at December 31,
                                                          ------------------------------
                                                          2002                    2001
                                                          ----                    ----
                                                               (In HK$ millions)
   LONG TERM INVESTMENTS
   Equity securities listed in Hong Kong                   701                     474
   Equity securities listed outside Hong Kong              445                     524
   Unlisted equity securities                               32                      90

   SHORT TERM INVESTMENTS
   Debt securities not listed in Hong Kong                 525                     514



ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

                                     PART II


ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.          CONTROLS AND PROCEDURES

          Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B.         CODE OF ETHICS

Not applicable

ITEM 16C.         PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Not applicable

                                    PART III



ITEM 17.          FINANCIAL STATEMENTS

         See pages F-1 through F-44 and S-1 to S-2, incorporated herein by reference.

ITEM 18.          FINANCIAL STATEMENTS

Not applicable

ITEM 19.          EXHIBITS

1                 Amended Articles of Association of the Company.

2.2.1 Indenture, dated as of November 7, 1994, among the Issuer, the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, incorporated by reference to the Company's registration statement on Form F-1 filed on October 11, 1994 (File No. 33-84952).

2.2.2 Registration Rights Agreement, dated March 13, 1997, among the Issuer, the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities Inc. and J.P. Morgan Securities Inc., as Purchasers, incorporated by reference to the Company's registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

2.2.3 Form of 7 5/8% Guaranteed Note due 2007, incorporated by reference to the Company's registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

8.1 List of significant subsidiaries and associates of the Company as of December 31, 2002.

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                              THE WHARF (HOLDINGS) LIMITED



                                              /s/ Gonzaga W. J. Li
                                              ----------------------------------
                                              Name:  Gonzaga W. J. Li
                                              Title: Senior Deputy Chairman


Date:  June 30, 2003

                                  CERTIFICATION

I, Gonzaga W. J. Li, certify that:

     1. I have reviewed this annual report on Form 20-F of The Wharf (Holdings) Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                              /s/ Gonzaga W. J. Li
                                              ---------------------------------
                                              Name:  Gonzaga W. J. Li
                                              Title: Senior Deputy Chairman


Date:  June 30, 2003

                                  CERTIFICATION

I, Kevin C. Y. Hui, certify that:

1. I have reviewed this annual report on Form 20-F of The Wharf (Holdings) Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

              a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

              a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




                                             /s/ Kevin C. Y. Hui
                                             -----------------------------------
                                             Name:  Kevin C. Y. Hui
                                             Title: Group Chief Accountant


Date:  June 30, 2003

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Financial Statements:                                                    Page
                                                                                      ----

Independent Auditors' Report                                                           F-2

Consolidated Profit and Loss Accounts For the Years Ended                              F-3
 December 31, 2002, 2001, and 2000

Consolidated Balance Sheets as of December 31, 2002 and 2001                           F-4

Consolidated Statements of Changes in Equity For the Years Ended                       F-5
 December 31, 2002, 2001, and 2000

Consolidated Cash Flow Statements For the Years Ended                                  F-6
 December 31, 2002, 2001, and 2000

Notes to the Consolidated Financial Statements                                         F-9


Schedule :

Schedule III - Real Estate and Accumulated Depreciation                                S-1

All other Schedules are omitted because they are not applicable, not required or the information is included in the Consolidated Financial Statements or the Notes thereto.


                          INDEPENDENT AUDITORS' REPORT


The Directors
The Wharf (Holdings) Limited:


We have audited the accompanying consolidated financial statements of The Wharf (Holdings) Limited and its subsidiaries as listed in the accompanying index, all expressed in Hong Kong dollars. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III as listed in the accompanying index on page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of The Wharf (Holdings) Limited and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Hong Kong Statement of Standard Accounting Practice ("SSAP") 1 (Revised) "Presentation of financial statements", SSAP 11 (Revised) "Foreign currency translation", SSAP 15 (Revised) "Cash flow statements" and SSAP 34 "Employee benefits" in 2002.

Accounting principles generally accepted in Hong Kong vary in certain material respects from the accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the profit attributable to shareholders for the years ended December 31, 2002, 2001, and 2000 and shareholders' funds as of December 31, 2002 and 2001, to the extent summarized in Note 35 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1(b) of the notes to the consolidated financial statements.





                                                    KPMG
                                                    Certified Public Accountants



Hong Kong
March 31, 2003

                         THE WHARF ( HOLDINGS ) LIMITED
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                            FOR THE THREE YEARS ENDED
                        DECEMBER 31, 2002, 2001, AND 2000



                                                       Note       2002             2002                 2001                2000
                                                       ----   -----------       -----------         ------------         -----------
                                                              US$ MILLION       HK$ MILLION         HK$ Million          HK$ Million

TURNOVER                                                  2      1,453             11,333               11,725              12,023
OTHER NET (LOSS) / INCOME                                 4         (4)               (29)                (290)                776
                                                              --------          ---------           ----------           ---------
                                                                 1,449             11,304               11,435              12,799

DIRECT COSTS AND OPERATING EXPENSES                               (485)            (3,781)              (4,314)             (5,269)
SELLING AND MARKETING EXPENSES                                     (63)              (490)                (490)               (451)
ADMINISTRATIVE AND CORPORATE EXPENSES                              (62)              (484)                (493)               (504)
                                                              --------          ---------           ----------           ---------
OPERATING PROFIT BEFORE DEPRECIATION,
  AMORTIZATION, INTEREST AND TAX                                   839              6,549                6,138               6,575
DEPRECIATION AND AMORTIZATION                                     (155)            (1,208)              (1,086)             (1,032)
                                                              --------          ---------           ----------           ---------
OPERATING PROFIT                                      2 & 3        684              5,341                5,052               5,543
BORROWING COSTS                                           5        (97)              (755)              (1,106)             (1,593)
                                                              --------          ---------           ----------           ---------
NET OPERATING PROFIT                                               587              4,586                3,946               3,950
NET OTHER CHARGES                                         6        (56)              (434)                 (99)               (136)
SHARE OF PROFITS LESS LOSSES OF ASSOCIATES                         (63)              (495)                (281)               (154)
                                                              --------          ---------           ----------           ---------
PROFIT BEFORE TAXATION                                             468              3,657                3,566               3,660

TAXATION                                               7(c)        (87)              (682)                (403)               (435)
                                                              --------          ---------           ----------           ---------

PROFIT AFTER TAXATION                                              381              2,975                3,163               3,225

MINORITY INTERESTS                                                 (86)              (672)                (644)               (731)
                                                              --------          ---------           ----------           ---------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                295              2,303                2,519               2,494
                                                              ========          =========           ==========           =========

BASIC AND DILUTED EARNINGS PER SHARE                      9   US$ 0.12          HK$  0.94           HK$   1.03           HK$  1.02
                                                              ========          =========           ==========           =========



The notes on pages F-9 to F-44 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

                         THE WHARF ( HOLDINGS ) LIMITED
                              AND ITS SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001


                                                            Note           2002            2002            2001
                                                            ----        -----------     -----------     -----------
                                                                        US$ MILLION     HK$ MILLION     HK$ Million
NON-CURRENT ASSETS
        FIXED ASSETS
             INVESTMENT PROPERTIES                                          6,716          52,373         57,147
             OTHER PROPERTIES, PLANT AND EQUIPMENT                          2,137          16,671         17,298
                                                                            -----          ------         ------
                                                               11           8,853          69,044         74,445
        GOODWILL                                               12              51             397            419
        LONG TERM DEPOSITS                                     13              20             156            468
        INTEREST IN ASSOCIATES                                 14             432           3,367          3,389
        LONG TERM INVESTMENTS                                  15             151           1,178          1,088
        DEFERRED DEBTORS                                       16              59             459            485
        DEFERRED ITEMS                                         17              60             468            533
                                                                            -----          ------         ------
                                                                            9,626          75,069         80,827

CURRENT ASSETS
        INVENTORIES                                            18             370           2,885          2,882
        TRADE AND OTHER RECEIVABLES                            19             130           1,017          1,101
        PLEDGED DEPOSITS                                       20              38             293            288
        LISTED DEBT SECURITIES                                                 67             525            514
        DEPOSITS AND CASH                                                     157           1,225          2,852
                                                                            -----          ------         ------
                                                                              762           5,945          7,637

CURRENT LIABILITIES
        TRADE AND OTHER PAYABLES                               21             611           4,768          5,125
        SHORT TERM LOANS AND OVERDRAFTS                        22             804           6,272          6,874
        TAXATION                                              7(d)             49             380            182
                                                                            -----          ------         ------
                                                                            1,464          11,420         12,181

NET CURRENT LIABILITIES                                                      (702)         (5,475)        (4,544)
                                                                            -----          ------         ------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       8,924          69,594         76,283
                                                                            =====          ======         ======

CAPITAL AND RESERVES
        SHARE CAPITAL                                          23             314           2,447          2,447
        RESERVES                                               24           5,932          46,266         52,198
                                                                            -----          ------         ------
                                                                            6,246          48,713         54,645

MINORITY INTERESTS                                                            479           3,729          3,730


NONCURRENT LIABILITIES
        LONG TERM LOANS                                        25           2,101          16,381         17,019
        DEFERRED TAXATION                                      26              61             479            467
        OTHER DEFERRED LIABILITIES                             27              37             292            422
                                                                            -----          ------         ------
                                                                            2,199          17,152         17,908

TOTAL EQUITY AND NONCURRENT LIABILITIES                                     8,924          69,594         76,283
                                                                            =====          ======         ======



The notes on pages F-9 to F-44 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                           FOR THE THREE YEARS ENDED
                       DECEMBER 31, 2002, 2001, AND 2000


                                                                                                          Restated        Restated
                                                                 Note        2002            2002           2001            2000
                                                                 ----     -----------    -----------     -----------     -----------
                                                                          US$ MILLION    HK$ MILLION     HK$ Million     HK$ Million
TOTAL EQUITY AS AT JANUARY 1                                                 7,008          54,645          57,950          55,741
                                                                             -----          ------          ------          ------

(DEFICIT) / SURPLUS ON REVALUATION OF INVESTMENT PROPERTIES        24         (752)         (5,858)         (4,361)          2,216
(DEFICIT) / SURPLUS ON REVALUATION OF HOTEL
    AND CLUB PROPERTIES                                            24          (28)           (219)           (244)             89
DEFICIT ON REVALUATION OF NON-TRADING INVESTMENTS                  24          (36)           (284)            (85)            (67)

SHARE OF (DEFICIT) / SURPLUS ON REVALUATION OF
    NON-TRADING INVESTMENTS OF ASSOCIATES                          24           (1)            (10)             (2)              3
OTHERS                                                             24           (4)            (28)              6             (26)
                                                                             -----          ------          ------          ------
NET (LOSSES) / GAINS NOT RECOGNIZED IN THE
    CONSOLIDATED PROFIT AND LOSS ACCOUNT                                      (821)         (6,399)         (4,686)          2,215
                                                                             -----          ------          ------          ------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                24          295           2,303           2,519           2,494

INVESTMENTS REVALUATION RESERVES TRANSFERRED TO THE PROFIT
    AND LOSS ACCOUNT ON IMPAIRMENT IN VALUE OF NON-TRADING
    INVESTMENTS
    - BY COMPANY/SUBSIDIARIES                                      24            7              58             358              --
    - BY ASSOCIATES                                                24           --              --              --              13
INVESTMENTS REVALUATION RESERVES TRANSFERRED TO THE PROFIT
AND LOSS ACCOUNT ON DISPOSAL OF NON-TRADING INVESTMENTS
    - BY COMPANY/SUBSIDIARIES                                      24            1               7             107            (791)
    - BY ASSOCIATES                                                24           --              --              (2)             16
GOODWILL TRANSFERRED TO THE PROFIT AND LOSS ACCOUNT
    ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES                     24           --              --             301              51
FINAL DIVIDEND APPROVED IN RESPECT OF THE PREVIOUS YEAR            24         (157)         (1,223)         (1,223)         (1,223)
INTERIM DIVIDEND DECLARED IN RESPECT OF THE CURRENT YEAR           24          (88)           (685)           (685)           (685)
EXERCISE OF SHARE OPTIONS                                       23/24            1               7               6               1
NET GOODWILL MOVEMENT DEALT WITH IN RESERVES                       24           --              --              --             118
                                                                             -----          ------          ------          ------
                                                                              (762)         (5,932)         (3,305)          2,209
                                                                             -----          ------          ------          ------
TOTAL EQUITY AS AT DECEMBER 31                                               6,246          48,713          54,645          57,950
                                                                             =====          ======          ======          ======



The notes on pages F-9 to F-44 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

                         THE WHARF ( HOLDINGS ) LIMITED
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

                                                                                        Restated       Restated
                                                                2002          2002        2001           2000
                                                            -----------   -----------  -----------    -----------
                                                            US$ MILLION   HK$ MILLION  HK$ Million    HK$ Million
CASH GENERATED FROM OPERATIONS (Note a)                          713         5,557         4,595         5,637

   Interest paid                                                (100)         (782)       (1,360)       (1,995)
   Interest received                                              29           225           246           284
   Dividends received from associates                             --             3            14            43
   Dividends received from investments in securities              20           155            78           164
   Overseas tax paid                                              (2)          (19)           (5)           (4)
   Hong Kong profits tax paid                                    (58)         (451)         (490)         (327)
                                                              ------        ------        ------        ------
   NET CASH INFLOW FROM OPERATING ACTIVITIES                     602         4,688         3,078         3,802
                                                              ------        ------        ------        ------

INVESTING  ACTIVITIES
   Purchase of fixed assets                                     (260)       (2,028)       (1,945)       (1,456)
   Additions to programming library                              (12)          (91)         (113)         (138)
   Purchase of subsidiaries  (Note b)                             --            --        (1,345)       (1,266)
   Net decrease/(increase)  in investment in associates           17           129            59           (64)
   Purchase of non-trading investments                          (195)       (1,524)         (140)       (1,710)
   Proceeds from sale of fixed assets                              1             8            37             6
   Proceeds from disposal of subsidiaries  (Note c)               --            --            --           175
   Uplift/(placement) of long term deposits                       40           312          (468)           --
   Placement of short term deposits                              (60)         (468)           --            --
   (Placement)/uplift of pledged deposits                         (1)           (5)          693           787
   Proceeds from disposal of associates                           --            --           596           357
   Net (advances to)/repayment from associates                   (73)         (570)          938          (314)
   Proceeds from sale of non-trading investments                 136         1,069           695         5,052
   Repayment from deferred debtors                                 3            24            37            73
                                                              ------        ------        ------        ------
   NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES          (404)       (3,144)         (956)        1,502
                                                              ------        ------        ------        ------

FINANCING
   Proceeds from issue of ordinary share capital                   1             7             6             1
   Net (repayment)/draw down of long term loans                  (82)         (638)        6,421        (3,940)
   Net repayment of short term loans and overdrafts              (77)         (602)       (5,226)       (3,131)
   Advances from minority interests                               19           145             5             5
   Dividends paid                                               (245)       (1,908)       (1,908)       (1,908)
   Dividends paid to minority shareholders                       (82)         (643)         (779)         (545)
                                                              ------        ------        ------        ------
   NET CASH OUTFLOW FROM FINANCING                              (466)       (3,639)       (1,481)       (9,518)
                                                              ------        ------        ------        ------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                (268)       (2,095)          641        (4,214)

EFFECT OF FOREIGN EXCHANGE RATES                                  --            --            (2)           20

CASH AND CASH EQUIVALENTS AT JANUARY 1                           365         2,852         2,213         6,407
                                                              ------        ------        ------        ------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                          97           757         2,852         2,213
                                                              ======        ======        ======        ======
ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS

   Short term deposits and cash                                   97           757         2,852         2,213
                                                              ======        ======        ======        ======

RECONCILIATION OF CASH AND CASH EQUIVALENTS TO
   DEPOSITS AND CASH AS STATED IN THE BALANCE SHEET
   Cash and cash equivalents per above                            97           757         2,852         2,213
   Long-term deposits maturing in 2003                            60           468            --            --
                                                              ------        ------        ------        ------
   Total deposits and cash                                       157         1,225         2,852         2,213
                                                              ======        ======        ======        ======

                         THE WHARF ( HOLDINGS ) LIMITED
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS

                                                                                                        Restated     Restated
                                                                                2002         2002         2001         2000
                                                                             -----------  -----------  -----------  -----------
                                                                             US$ MILLION  HK$ MILLION  HK$ Million  HK$ Million
Operating profit                                                                  684        5,341        5,052        5,543
Interest income                                                                   (21)        (166)        (246)        (276)
Dividends receivable from investments in securities                               (20)        (155)         (76)        (164)
Depreciation                                                                      130        1,015          946          912
Amortization                                                                       25          193          140          120
Gain on disposal of a subsidiary                                                   --           --           --          (54)
Loss on sale of fixed assets                                                        1            6           19           12
Other net loss/(income)                                                             4           29          290         (776)
Exchange  adjustments                                                              (3)         (24)          13          (21)
Decrease/(increase) in properties held for sale                                    11           86          457         (248)
(Increase)/decrease in properties under development for sale                      (26)        (202)         249         (102)
Decrease/(increase) in spare parts and consumables                                  4           30          (13)         (34)
Decrease in held-to-maturity securities                                            --           --           --           79
Increase in listed debt securities                                                 (4)         (33)        (514)          --
Decrease/(increase) in trade and other receivables                                  9           67         (188)         316
(Decrease)/increase in trade and other payables                                   (71)        (555)      (1,652)         341
Increase in deferred items                                                         (2)         (15)          --           --
(Decrease)/increase in other deferred liabilities                                  (8)         (60)         118          (11)
                                                                               ------       ------       ------       ------
Cash generated from operations                                                    713        5,557        4,595        5,637
                                                                               ======       ======       ======       ======

b. PURCHASE OF SUBSIDIARIES

                                                                                 2002         2002         2001         2000
                                                                             -----------  -----------  -----------  -----------
                                                                             US$ MILLION  HK$ MILLION  HK$ Million  HK$ Million
   Net assets acquired
       Current assets (2001: Properties under development for sale)                --           --          750           --
       Associates                                                                  --           --            3           --
       Minority interests                                                          --           --          151        1,519
                                                                               ------       ------       ------       ------
                                                                                   --           --          904        1,519
       Goodwill/(negative goodwill)                                                --           --          441         (136)
                                                                               ------       ------       ------       ------
                                                                                   --           --        1,345        1,383
                                                                               ======       ======       ======       ======
   Satisfied by :
       Cash consideration                                                          --           --        1,345        1,266
       Consideration settled by net assets of a subsidiary disposed (Note c)       --           --           --          117
       Decrease in interest in associates                                          --           --           --           --
                                                                               ------       ------       ------       ------
                                                                                   --           --        1,345        1,383
                                                                               ======       ======       ======       ======
   Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:
   Cash consideration                                                              --           --        1,345        1,266
   Deposits and cash acquired                                                      --           --           --           --
                                                                               ------       ------       ------       ------
   Net outflow of cash and cash equivalents in respect of the purchase
       of subsidiaries                                                             --           --        1,345        1,266
                                                                               ======       ======       ======       ======

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

c. DISPOSAL OF SUBSIDIARIES

                                                                      2002          2002          2001        2000
                                                                  -----------   -----------   -----------  -----------
                                                                  US$ MILLION   HK$ MILLION   HK$ Million  HK$ Million
   Net assets disposed of
       Current assets                                                   --            --           --          296
       Current liabilities                                              --            --           --           (1)
       Minority interests                                               --            --           --          (57)
                                                                     -----         -----         ----         ----
                                                                        --            --           --          238
       Gain on disposal                                                 --            --           --           54
                                                                     -----         -----         ----         ----
                                                                        --            --           --          292
                                                                     =====         =====         ====         ====
   Satisfied by :
       Cash consideration received net of transaction costs             --            --           --          175
       Net assets of a subsidiary acquired (Note b)                     --            --           --          117
                                                                     -----         -----         ----         ----
                                                                        --            --           --          292
                                                                     =====         =====         ====         ====

   Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

   Cash consideration received net of transaction costs                 --            --           --          175
   Deposits and cash disposed of                                        --            --           --           --
                                                                     -----         -----         ----         ----
   Net inflow of cash and cash equivalents in respect of the
    disposal of subsidiaries                                            --            --           --          175
                                                                     =====         =====         ====         ====

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   PRINCIPAL ACCOUNTING POLICIES

     a.   STATEMENT OF COMPLIANCE

          These consolidated financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Company and its subsidiaries ("the Group") is set out below.

     b.   BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

          The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

          The financial information has been prepared in Hong Kong dollars, the Company's reporting currency. Solely for the convenience of the reader, the 2002 consolidated financial statements have been translated into United States dollars at a rate of US$1 = HK$7.7988, the noon buying rate in New York City for cable transfers in foreign currency as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2002.

     c.   BASIS OF CONSOLIDATION

          i.   Subsidiaries and controlled companies

               A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

               An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognized in the same way as for other investments in securities.

               Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

          ii.  Associates

               An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

               An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognized in the same way as for other investments in securities. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortization of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

               Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealized losses will be recognized immediately in the consolidated profit and loss account.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          iii. Goodwill / negative goodwill

               The Group adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill / negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess / shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities assets and liabilities acquired, has been written off against / taken to capital reserves in the period in which it arose and has not been restated.

               For acquisitions after January 1, 2001, goodwill is recognized as an asset and is amortized to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognized, is recognized in the consolidated profit and loss account when the future losses and expenses are recognized. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognized in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable / amortizable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognized immediately in the consolidated profit and loss account.

               On disposal of a controlled subsidiary or an associate, any attributable amount of purchased goodwill not previously amortized through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

               The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognized as an expense in the consolidated profit and loss account.

     d.   FIXED ASSETS

          i.   Investment properties

               Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation and provision for impairment loss.

          ii.  Properties under or held for redevelopment

               Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provisions for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

               In preparing these accounts, the Group has relied on the transitional provision set out in paragraph 80 of Statement of Standard Accounting Practice 17 "Property, Plant and Equipment" (revised) issued by the Hong Kong Society of Accountants with the effect that certain properties under or held for redevelopment for investment purposes owned by the Group at December 31, 1994 are stated at professional valuation as at that date plus subsequent capital expenditure at cost less provision for impairment loss. Such properties have not been revalued to their fair value at the balance sheet date and will not be revalued in future years until they are reclassified as investment properties upon completion of the redevelopment. Subsequent provisions for impairment loss will first be set off against the related revaluation reserve previously recognized on an individual property basis, if any, and thereafter will be recognized in the consolidated profit and loss account.

               All development costs including borrowing costs are capitalized up to the date of practical completion.

          iii. Hotel and club properties

               Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

          iv.  Broadcasting and communications equipment

               Broadcasting and communications equipment is stated at cost less accumulated depreciation and provision for impairment losses. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          v.   Other properties and fixed assets held for own use

               Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and provision for impairment losses.

          vi. Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

          vii. Gain or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

     e.   DEPRECIATION OF FIXED ASSETS

          i.   Investment properties

               No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

          ii.  Properties under or held for redevelopment

               No depreciation is provided on properties under or held for redevelopment.

          iii. Hotel and club properties

               No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

          iv.  Broadcasting and communications equipment

               Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

          v.   Other properties and fixed assets held for own use

               Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings thereon are depreciated on a straight line basis at 2.5 per cent per annum.

               Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 25 years.

               Following a review undertaken during the year, the estimated useful lives of certain plant and equipment were revised with effect from January 1, 2002, resulting in a reduction in the Group's annual depreciation charge of approximately HK$76 million (US$10 million). The revised estimated useful lives of such plant and equipment have been changed from 15 years to 25 years as management considers that the extended lives better reflect the period during which these assets will generate economic benefits for the Group.

     f.   IMPAIRMENT OF ASSETS

          The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognized as an expense in the consolidated profit and loss account.

          i.   Recoverable amount

               The recoverable amount of an asset is the greater of its net selling price and value in use.

          ii.  Reversals of impairment losses

               In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

               A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognized.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     g.   INVESTMENTS IN SECURITIES

          i. Held-to-maturity securities are stated in the balance sheet at amortized cost less any provisions for diminution in value.

               The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be fully recovered and are recognized as an expense in the consolidated profit and loss account for each security individually.

          ii. Non-trading investments are stated in the balance sheet at fair value. Changes in fair value are recognized in the investments revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

               Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

               Profits or losses on disposal of non-trading investments are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are recognized in the consolidated profit and loss account as they arise. On disposal of non-trading investments, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

          iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognized in the consolidated profit and loss account as they arise.

     h.   DEFERRED ITEMS

          i.   Prepaid revenue expenses

               Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

          ii.  Programming library

               Programming library consists of commissioned and acquired programming costs. The costs are amortized over the license period or estimated period of use calculated on an individual programme basis, whereas the costs of in house programmes are written off as incurred.

     i.   INVENTORIES

          i.   Properties held for sale

               Properties held for sale are stated at the lower of cost and net realizable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalized, attributable to unsold units. Net realizable value is determined by the Directors, based on prevailing market conditions.

               The amount of any write down of or provision for properties held for sale is recognized as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs.

          ii.  Properties under development for sale

               Properties under development for sale are classified as current assets and stated at the lower of cost and net realizable value. Cost includes the aggregate costs of development, borrowing costs capitalized and other direct expenses plus attributable profit, less pre-sales proceeds. Net realizable value is determined by the Directors, based on prevailing market conditions.

               The amount of any write down of or provision for properties under development for sale is recognized as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs.

               Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the consolidated balance sheet. Profit on pre-sale of properties under development for sale is recognized over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

               Borrowing costs relating to properties under development for sale are capitalized up to the date of practical completion.

          iii. Spare parts and consumables

               Spare parts and consumables are stated at the lower of cost and net realizable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realizable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     j.   CASH AND CASH EQUIVALENTS

          The Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

     k.   FOREIGN CURRENCIES

          Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at weighted average exchange rates for the year. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalized as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit or loss on disposal.

          Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

     l.   ASSETS HELD FOR USE IN OPERATING LEASES

          Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1 (e) above. Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies, as set out in note 1(m)(i) below.

     m.   RECOGNITION OF REVENUE

          (i) Rental income under operating leases is recognized in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

          (ii) Income from sale of completed property is recognized upon completion of the sales agreements.

          (iii) Income from pre-sale of properties under development is recognized by reference to the stage of completion over the course of development (see note 1(i)(ii)).

          (iv) Income from communications, media and entertainment operations, logistics operations and hotels operations is recognized at the time when the services are provided.

          (v) Dividend income from unlisted investments is recognized when the shareholder's right to receive payment is established.

                 Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

          (vi) Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

          (vii) Interest income from dated debt securities intended to be held to maturity is recognized as it accrues, as adjusted by the amortization of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

          (viii) Deferred revenue
                 Income received in advance attributable to long term service contracts is deferred and recognized over the contract period on a straight line basis.

     n.   BORROWING COSTS

          Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

          The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the assets for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

     o.   DEFERRED TAXATION

          Deferred taxation is calculated at the current tax rate under the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure which are expected with reasonable probability to crystallise in the foreseeable future.

          Future deferred tax benefits are not recognized unless their realization is assured beyond reasonable doubt.

     p.   RELATED PARTIES

          For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     q.   PROVISIONS

          Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

          Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

     r.   SEGMENT REPORTING

          A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

          In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

          Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

          Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

          Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

     s.   EMPLOYEE BENEFITS

          i.   The Group operates the following principal pension schemes:

               Defined contribution schemes

               Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

               Mandatory provident funds

               Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

               Defined benefits schemes

               The Group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method.

               When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in consolidated profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the consolidated profit and loss account.

               In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognized in the consolidated profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

               Where the calculation of the Group's net obligation results in a negative amount, the asset recognized is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

          ii.  Equity compensation benefits

               When the Group grants employees options to acquire shares of the Company, the option exercise price must be at least the higher of
               (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and no employee benefit cost or obligation is recognized at that time. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

          iii. Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. SEGMENT INFORMATION

   a.  BUSINESS SEGMENTS

                                            SEGMENT REVENUE                               SEGMENT RESULTS
                              -------------------------------------------    ----------------------------------------
                                2002     2002        2001          2000       2002       2002       2001       2000
                              -------   -------     -------       -------    -------    -------    -------    -------
                                US$       HK$         HK$            HK$        US$       HK$        HK$       HK$
                              MILLION   MILLION     Million       Million    MILLION    MILLION    Million   Million
i. Revenue and results                              Restated      Restated                        Restated   Restated
Property investment             569      4,442        4,351        4,150        401      3,125      2,964      2,830
                            -------    -------      -------      -------    -------    -------    -------    -------
  Hong Kong                     471      3,674        3,583        3,488        368      2,874      2,780      2,691
  China                          19        152          125           38          4         28         12        (40)
  Hotels                         79        616          643          624         29        223        172        179
                            -------    -------      -------      -------    -------    -------    -------    -------

Communication, media
and entertainment ("CME")       440      3,435        3,157        2,613         55        429        312         58
                            -------    -------      -------      -------    -------    -------    -------    -------
  Pay television                219      1,711        1,595        1,541         43        332        349        210
  Internet and multimedia        58        450          336          108          1          9        (50)      (113)
                            -------    -------      -------      -------    -------    -------    -------    -------
    i-CABLE                     277      2,161        1,931        1,649         44        341        299         97
  Telecommunication             143      1,117        1,089          814          7         53          8        (68)
  Others                         20        157          137          150          4         35          5         29
                            -------    -------      -------      -------    -------    -------    -------    -------


Logistics                       411      3,203        3,280        3,400        235      1,838      1,795      1,816
                            -------    -------      -------      -------    -------    -------    -------    -------
  Terminals                     357      2,785        2,918        3,018        216      1,691      1,700      1,717
  Other logistics business       54        418          362          382         19        147         95         99
                            -------    -------      -------      -------    -------    -------    -------    -------
                              1,420     11,080       10,788       10,163        691      5,392      5,071      4,704
Property development             27        214          827        1,647         (1)        (9)       (88)       198

Investment and others            40        308          357          438         26        202        314        889
                            -------    -------      -------      -------    -------    -------    -------    -------
                              1,487     11,602       11,972       12,248        716      5,585      5,297      5,791
Inter-segment revenue
(Note)                          (34)      (269)        (247)        (225)        --         --         --         --
                            -------    -------      -------      -------    -------    -------    -------    -------
                              1,453     11,333       11,725       12,023        716      5,585      5,297      5,791
                            =======    =======      =======      =======
Unallocated income and
expenses                                                                        (32)      (244)      (245)      (248)
                                                                            -------    -------    -------    -------
Operating profit                                                                684      5,341      5,052      5,543
Borrowing costs                                                                 (97)      (755)    (1,106)    (1,593)
Net other charges
- Property development                                                          (37)      (285)       339        (99)
- Investment and others                                                         (19)      (149)      (438)       (37)
Associates
- Property development                                                          (64)      (505)      (298)      (175)
- Investment and others                                                           1         10         17         21
                                                                            -------    -------    -------    -------
Profit before taxation                                                          468      3,657      3,566      3,660
                                                                            =======    =======    =======    =======



Property investment included gross rental income from investment properties of HK$2,901 million (US$372 million) (2001: HK$2,804 million, 2000: HK$2,631 million).

Note:

Inter-segment revenue eliminated on consolidation includes:

                                            2002          2002         2001          2000
                                        US$ MILLION   HK$ MILLION   HK$ Million   HK$ Million
                                        -----------   -----------   -----------   -----------
Property investment                          13           101          102             95


CME                                          15           119           95             78
                                        -------       -------      -------        -------
  Pay television                              4            37           35             32
  Internet and multimedia                     1             4            1              3
                                        -------       -------      -------        -------
    i-CABLE                                   5            41           36             35
  Telecommunication                           6            43           35             23
  Others                                      4            35           24             20
                                        -------       -------      -------        -------


Logistics                                     2            16           16             17
Investment and others                         4            33           34             35
                                        -------       -------      -------        -------
                                             34           269          247            225
                                        =======       =======      =======        =======

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. SEGMENT INFORMATION (CONTINUED)

   a.  BUSINESS SEGMENTS (continued)

                                                         ASSETS                                LIABILITIES
                                        --------------------------------------   ---------------------------------------
                                            2002         2002          2001          2002          2002          2001
                                        ----------    ----------    ----------   ---------       ----------    ---------
   ii. Assets and liabilities           US$MILLION    HK$MILLION    HK$Million    US$MILLION    HK$MILLION    HK$Million
                                                                     Restated                                  Restated
    Property investment                    7,600        59,276        65,452           970         7,566         7,148
                                          ------        ------        ------        ------        ------        ------
     Hong Kong                             6,531        50,935        57,105           802         6,257         6,564
     China                                   626         4,883         4,609           152         1,184           469
     Hotels                                  443         3,458         3,738            16           125           115
                                          ------        ------        ------        ------        ------        ------

   CME                                       769         5,996         5,890           207         1,616         3,330
                                          ------        ------        ------        ------        ------        ------
    Pay television                           208         1,620         1,727           101           786         2,351
    Internet and multimedia                  122           948           886            34           265           279
                                          ------        ------        ------        ------        ------        ------
      i-CABLE                                330         2,568         2,613           135         1,051         2,630
    Telecommunication                        431         3,363         3,148            68           530           667
    Others                                     8            65           129             4            35            33
                                          ------        ------        ------        ------        ------        ------

   Logistics                                 723         5,633         5,277           193         1,503         1,187
                                          ------        ------        ------        ------        ------        ------
    Terminals                                695         5,415         4,659           187         1,458         1,141
    Other logistics business                  28           218           618             6            45            46
                                          ------        ------        ------        ------        ------        ------
                                           9,092        70,905        76,619         1,370        10,685        11,665
   Property development                      783         6,108         6,151            12            92           273
   Unallocated                               552         4,301         7,494         2,320        18,095        19,951
   Inter-group transactions                  (39)         (300)       (1,800)          (39)         (300)       (1,800)
                                          ------        ------        ------        ------        ------        ------
   Total assets / liabilities             10,388        81,014        88,464         3,663        28,572        30,089
                                          ======        ======        ======        ======        ======        ======


Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group's share of property under development undertaken by associates of HK$3,241 million (US$416 million) (2001 : HK$3,276 million, 2000: HK$4,499 million).

                                                CAPITAL EXPENDITURE          DEPRECIATION AND AMORTIZATION
                                        ----------------------------------  ---------------------------------
                                           2002        2002        2001        2002        2002        2001
                                        ----------  ----------  ----------  ----------  ----------  ---------
   iii. Other information               US$MILLION  HK$MILLION  HK$Million  US$MILLION  HK$MILLION  HK$Million
   Property investment                      42          336         354          11          87           71
                                        ------       ------      ------      ------      ------       ------
     Hong Kong                              23          181         221           4          36           36
     China                                  15          120          99           3          20            6
     Hotels                                  4           35          34           4          31           29
                                        ------       ------      ------      ------      ------       ------

   CME                                     171        1,326       1,552         119         929          759
                                        ------       ------      ------      ------      ------       ------
     Pay television                         57          443         417          57         450          388
     Internet and multimedia                26          201         286          26         202          143
                                        ------       ------      ------      ------      ------       ------
       i-CABLE                              83          644         703          83         652          531
     Telecommunication                      87          678         841          36         277          210
     Others                                  1            4           8          --          --           18
                                        ------       ------      ------      ------      ------       ------

   Logistics                                65          512         682          25         192          256
                                        ------       ------      ------      ------      ------       ------
     Terminals                              64          502         674          22         172          236
     Other logistics business                1           10           8           3          20           20
                                        ------       ------      ------      ------      ------       ------
   Total capital expenditure/
     depreciation and amortization         278        2,174       2,588         155       1,208        1,086
                                        ======       ======      ======      ======      ======       ======

     The Group has no significant non-cash expenses other than depreciation and amortization.

b.  GEOGRAPHICAL SEGMENTS

     During the year, more than 90% of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. OPERATING PROFIT

   a.  Operating profit is arrived at after charging:

                                                                               2002         2002          2001         2000
                                                                            US$ MILLION  HK$ MILLION   HK$ Million  HK$ Million
                                                                            -----------  -----------   -----------  -----------
       Depreciation
        - assets held for use under operating leases                              9            74            45           21
        - other assets                                                          121           941           901          891
       Amortization of prepaid expenses and programming library                  22           171           118          120
       Amortization of goodwill                                                   3            22            22           37
       Staff costs                                                              254         1,983         1,987        1,977
        Contribution to defined contribution pension schemes
         including MPF schemes                                                   10            77            88           46
        Increase in liability for defined benefit pension schemes
         (Note 28)                                                               --            --            35           41
       Auditors' remuneration                                                     1             9             9           10
       Cost of properties sold during the year                                   26           204           869        1,512

       and crediting:
       Rental income less direct outgoings, including contingent
       rentals of HK$58 million
        (2001 : HK$72 million, 2000: HK$74 million)                             391         3,050         2,977        2,697
       Interest income                                                           21           166           246          276
       Dividend income from listed investments                                    6            46            41          129
       Dividend income from unlisted investments                                 14           109            35           35
                                                                             ======        ======        ======       ======

   b.  Directors' emoluments



       Fees                                                                      --             1            --           --
       Basic salaries, housing and other allowances, and benefits in kind         3            21            13           12
       Deemed profit on share option exercise                                    --             3             3           --
       Contributions to pension schemes                                          --            --             1            1
       Discretionary bonuses and / or performance related bonuses                 2            13            13           11
       Compensation for loss of office                                           --            --            --           --
       Inducement for joining the Group                                          --            --            --           --
                                                                             ------        ------        ------       ------
                                                                                  5            38            30           24
                                                                             ======        ======        ======       ======

       For the year under review, total emoluments (including any reimbursement of expenses) amounting to HK$0.3 million (2001: HK$0.1 million, 2000:
       HK$0.1 million), being wholly in the form of Directors' fees, were paid / payable to Independent Non-executive Directors of the Company.

       The emoluments in respect of the year ended December 31, 2002 of all the Directors of the Company in office during the year were in the following ranges:

                                                              2002       2001      2000
                                                             ------     ------    ------
       Bands (in HK$)                                        NUMBER     Number     Number

       Not more than $1,000,000                                12           8         5
       $1,500,001 - $2,000,000                                 --           1         1
       $2,000,001 - $2,500,000                                  2          --        --
       $2,500,001 - $3,000,000                                  1          --         1
       $3,000,001 - $3,500,000                                  1           2         1
       $4,000,001 - $4,500,000                                 --           1*       --
       $6,000,001 - $6,500,000                                  1          --        --
       $7,500,001 - $8,000,000                                  1           1         2*
       $9,500,001 - $10,000,000                                --           1*       --
       $12,500,001 - $13,000,000                                1*         --        --
                                                            -----       -----     -----
                                                               19          14        10
                                                            =====       =====     =====

       Note : The emoluments of Directors in the band marked* above include deemed profit on share option exercise totalling HK$2.6 million (US$0.3 million) (2001: HK$2.9 million, 2000: HK$0.4 million)

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

c. Emoluments of the highest paid employees

   Set out below are analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) for the year ended December 31, 2002 of two employees (2001: one, 2000: two) of the Group who, not being directors of the Company, are among the top five highest paid individuals (including Directors of the Company and other employees of the Group) employed by the Group.

                                                                      2002         2002        2001          2000
                                                                  -----------  -----------  -----------  -----------
                                                                  US$ MILLION  HK$ MILLION  HK$ Million  HK $Million
   Aggregate emoluments
   Basic salaries, housing allowances and other allowances,
     and benefits in kind                                              1           5            3              5

   Contributions to pension schemes                                   --          --           --             --
   Discretionary bonuses and/or performance related bonuses           --           2            1              2
                                                                    ----        ----         ----           ----
   Total                                                               1           7            4              7
                                                                    ====        ====         ====           ====


                                                                                  2002         2001         2000
                                                                               ----------   ----------   ----------
                                                                                 NUMBER       Number       Number
   Bands (in HK$)
   $3,000,001 - $3,500,000                                                          1            --           1
   $3,500,001 - $4,000,000                                                          1             1           1
                                                                                 ----          ----        ----
                                                                                    2             1           2
                                                                                 ====          ====        ====

4. OTHER NET (LOSS)/INCOME

   Other net (loss)/income represents a net loss on disposal of investments (2001: net loss on disposal of investments and loss on sale of an associate, 2000: net profit on disposal of investments).


5. BORROWING COSTS

                                                                     2002          2002          2001          2000
                                                                  -----------   -----------   -----------   -----------
                                                                  US$ MILLION   HK$ MILLION   HK$ Million   HK$ Million
   Interest on:
       Bank loans and overdrafts                                       46           362            622           991
       Other loans repayable within five years                         50           390            475           708
       Other loans repayable after more than five years                --            --            168           201
   Other borrowing costs                                               12            90             44            45
   Less: (Losses)/gains on forward exchange contracts entered
     into to reduce funding costs                                       1             7            (14)           (6)
                                                                   ------        ------         ------        ------
                                                                      109           849          1,295         1,939
   Less: Amount capitalized*                                          (12)          (94)          (189)         (346)
                                                                   ------        ------         ------        ------
   Net borrowing costs for the year                                    97           755          1,106         1,593
                                                                   ======        ======         ======        ======


---------------

* The borrowing costs have been capitalized at annual rates of between 3.1% to 5.1% (2001: 3.6% to 7.6%, 2000: 7.0% to 7.9%).


6. NET OTHER CHARGES

                                                                               2002         2002          2001          2000
                                                                           -----------   -----------   -----------   -----------
                                                                           US$ MILLION   HK$ MILLION   HK$ Million   HK$ Million

   Net provisions for impairment in value of non-trading investments            (9)          (73)          (438)         (37)
   Net (charge)/write-back of provisions for properties held for
     development and for sale                                                  (38)         (285)           339          (99)
   Provision for diminution in value of listed debt securities                  (2)          (19)            --           --
   Others                                                                       (7)          (57)            --           --
                                                                            ------        ------         ------       ------
                                                                               (56)         (434)           (99)        (136)
                                                                            ======        ======         ======       ======

   Net provisions for impairment in value of non-trading investments include a deficit of HK$58 million (US$7 million) (2001: HK$358 million, 2000: HK$Nil) transferred from the investments revaluation reserves in accordance with the Group's accounting policy on accounting for investments in securities.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. TAXATION

   a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16 per cent (2001:
       16 per cent, 2000: 16 per cent).

   b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

   c.  Taxation in the consolidated profit and loss account represents:

                                                                     2002         2002          2001          2000
                                                                 -----------   -----------   -----------   -----------
                                                                 US$ MILLION   HK$ MILLION   HK$ Million   HK$ Million

       Hong Kong profits tax for the year                             70            556           409           382
       Underprovision in respect of prior years                       14            108            --            60
       Overseas taxation for the year                                  1              4             2            22
       Deferred taxation (Note 26a)                                    2             12           (11)          (29)
                                                                  ------         ------        ------        ------
                                                                      87            680           400           435
      Share of associates' Hong Kong profits tax for the year         --              2             3            --
                                                                  ------         ------        ------        ------
                                                                      87            682           403           435
                                                                  ======         ======        ======        ======

   d. None of the taxation payable in the balance sheet is expected to be settled after more than one year.


8. DIVIDENDS

                                                                           2002          2002         2001          2000
                                                                       -----------   -----------   -----------   -----------
                                                                       US$ MILLION   HK$ MILLION   HK$ Million   HK$ Million

   a.  DIVIDENDS ATTRIBUTABLE TO THE YEAR

       Interim dividend declared and paid of 28.0 cents
         (US$ 3.6 cents)(2001: 28.0 cents,
         2000: 28.0 cents) per share                                         88           685           685           685

       Final dividend of 28.0 cents (US$3.6 cents) proposed
         after the balance sheet date (2001: 50.0 cents,
         2000: 50.0 cents) per share                                         88           685         1,223         1,223
                                                                         ------        ------        ------        ------
                                                                            176         1,370         1,908         1,908
                                                                         ======        ======        ======        ======

        The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

   b.  DIVIDENDS ATTRIBUTABLE TO THE PREVIOUS FINANCIAL YEAR,
       APPROVED AND PAID DURING THE YEAR

       Final dividend in respect of the previous financial year,
         approved and paid during the year, of 50 cents
         (US$ 6.4 cents)(2001: 50 cents, 2000: 50 cents) per share          157         1,223         1,223         1,223
                                                                         ======        ======        ======        ======

9. EARNINGS PER SHARE

   The calculation of earnings per share is based on the earnings for the year of HK$2,303 million (US$295 million) (2001: HK$2,519 million, 2000: HK$2,494 million) and the weighted average of 2,447 million ordinary shares (2001:
   2,446 million ordinary shares, 2000: 2,446 million ordinary shares) in issue during the year.

   No figure for diluted earnings per share is shown as the exercise of the options attached to the share options referred in Note 23 to the consolidated financial statements would not have a diluting effect on the earnings per share.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.  CHANGES IN ACCOUNTING POLICIES

     a.   SSAP 1 (REVISED) "PRESENTATION OF FINANCIAL STATEMENTS"

          With effect from January 1, 2002, the consolidated statement of recognized gains and losses has been replaced by the consolidated statement of changes in equity.


     b.   SSAP 11 (REVISED) "FOREIGN CURRENCY TRANSLATION"

          In prior years,the profit and loss accounts of foreign enterprises were translated at the exchange rates ruling at the balance sheet date. With effect from January 1, 2002, these are translated into Hong Kong dollars at the weighted average exchange rates during the year. The effect of such change is not material to the consolidated financial statements.

     c.   SSAP 15 (REVISED) "CASH FLOW STATEMENT"

          With effect from January 1, 2002, with the introduction of SSAP 15 (Revised) "Cash flow statements", a revised classification of activities from which cash flows are derived has been made and the Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition.

          In prior years, for the purpose of preparing the consolidated cash flow statement, cash equivalents were shown net of advances from banks repayable within three months from the date of advance. By adoption of the revised SSAP 15, bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. The accounting policy has been adopted retrospectively. In adjusting prior year's figures,cash and cash equivalents as at January 1, 2000, 2001 and 2002 were restated and increased by HK$2 million, HK$2 million and HK$10 million respectively. In addition, certain presentational changes have been made on adoption of SSAP 15 (Revised).

     d.   SSAP 34 "EMPLOYEE BENEFITS"

          Defined benefit pension schemes provide benefits to the employees based on their final pay and number of years of service. In prior years, contributions to defined benefit pension schemes were charged against profit and loss account in the period in which they were payable to the schemes. The contributions were determined based on the value of the schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the schemes are held separately from those of the Group in independently administered funds.

          With effect from January 1, 2002, in order to comply with SSAP 34 issued by the Hong Kong Society of Accountants, the Group has adopted a new policy for defined benefit pension schemes as set out in note 1(s). The new accounting policy has been adopted prospectively, with the effect of the adoption on the opening balance of retained profits recognized on a straight-line basis over a maximum of five years from January 1, 2002. The transitional net assets recognized during the year 2002 totalled HK$31 million (US$4 million).

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  FIXED ASSETS

                                                   Properties                 Broadcasting       Other
                                                    under or      Hotel           and         properties
                                    Investment      held for     and club    communications       and
                                    properties   redevelopment  properties     equipment      fixed assets     Total       Total
                                    -----------  -------------  -----------  --------------  -------------  -----------  -----------
                                    HK$ Million   HK$ Million   HK$ Million    HK$ Million    HK$ Million   HK$ Million  US$ Million

a.  Cost or valuation
    Balance at January 1, 2002         57,147          4,242       3,643           7,451         8,712          81,195       10,411
    Additions                               -            651           -           1,016           416           2,083          267
    Disposals                               -              -           -             (80)          (52)           (132)         (17)
    Reclassification                    1,117         (1,089)          -             (71)            -             (43)          (6)
    Written off                             -              -           -               -           (15)            (15)          (2)
    Provision for impairment                -           (230)          -               -             -            (230)         (29)
    Revaluation deficits               (5,891)             -        (304)              -             -          (6,195)        (794)
                                       ------         ------       -----           -----         -----          ------       ------
    Balance at December 31, 2002       52,373          3,574       3,339           8,316         9,061          76,663        9,830
                                       ------         ------       -----           -----         -----          ------       ------
    Accumulated depreciation
    Balance at January 1, 2002              -              -           -           2,941         3,809           6,750          866
    Charge for the year                     -              -          12             659           344           1,015          130
    Written back on disposals               -              -           -             (76)          (42)           (118)         (15)
    Reclassification                        -              -           -              (1)            -              (1)           -
    Written off                             -              -           -               -           (15)            (15)          (2)
    Revaluation deficits                    -              -         (12)              -             -             (12)          (2)
                                       ------         ------       -----           -----         -----          ------       ------
    Balance at December 31, 2002            -              -           -           3,523         4,096           7,619          977
                                       ------         ------       -----           -----         -----          ------       ------
    Net book value
     at December 31, 2002              52,373          3,574       3,339           4,793         4,965          69,044        8,853
                                       ======         ======       =====           =====         =====          ======       ======
     at December 31, 2001              57,147          4,242       3,643           4,510         4,903          74,445
                                       ======         ======       =====           =====         =====          ======


   b.  The analysis of cost or valuation of the above assets is as follows:

                                               Properties                 Broadcasting       Other
                                                under or      Hotel           and         properties
                                Investment      held for     and club    communications       and
                                properties   redevelopment  properties     equipment      fixed assets     Total       Total
                                -----------  -------------  -----------  --------------  -------------  -----------  -----------
                                HK$ Million    HK$ Million  HK$ Million    HK$ Million    HK$ Million   HK$ Million  US$ Million
2002 valuation                    52,373               -       3,339               -             -         55,712       7,143
1994 valuation                         -             288           -               -             -            288          37
Cost less provisions                   -           3,286           -           8,316         9,061         20,663       2,650
                                  ------           -----       -----           -----         -----         ------      ------
                                  52,373           3,574       3,339           8,316         9,061         76,663       9,830
                                  ======           =====       =====           =====         =====         ======      ======

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$354 million (US$45 million) (2001: HK$366 million).


      c.  Tenure of title to properties (at cost or valuation):-

                                                Properties                 Broadcasting       Other
                                                 under or      Hotel           and         properties
                                 Investment      held for     and club    communications       and
                                 properties   redevelopment  properties     equipment      fixed assets     Total       Total
                                 -----------  -------------  -----------  --------------  -------------  -----------  -----------
                                 HK$ Million    HK$ Million  HK$ Million    HK$ Million    HK$ Million   HK$ Million  US$ Million
Held in Hong Kong
        Long lease                  39,746             342       3,291               -             3        43,382       5,563
        Medium lease                 8,926           2,136           -               -         4,498        15,560       1,995
        Short lease                      -               -          48               -             1            49           6
                                    ------           -----       -----           -----         -----        ------      ------
                                    48,672           2,478       3,339               -         4,502        58,991       7,564
Held outside Hong Kong
        Freehold                        19               -           -               -             -            19           2
        Long lease                       -               -           -               -            11            11           1
        Medium lease                 3,682           1,096           -               -             -         4,778         613
                                    ------           -----       -----           -----         -----        ------      ------
                                    52,373           3,574       3,339               -         4,513        63,799       8,180
                                    ======           =====       =====           =====         =====        ======      ======

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  FIXED ASSETS (CONTINUED)
     d.   Properties revaluation

          The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2002 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

          Certain properties under or held for redevelopment were valued at December 31, 1994 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into account the development potential of the properties where appropriate.

          The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

     e.   Impairment of fixed assets

          The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2002 impairment losses of HK$230 million (US$29 million) were recognized in the consolidated profit and loss account principally to reflect the current prevailing property market conditions (2001: write back of impairment losses of HK$379 million and impairment losses of HK$52 million).

     f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$53,234 million (US$6,826 million) (2001:
          HK$58,400 million).

     g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

     h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:

                                                            2002                2002                2001
                                                        -----------        -----------          -----------
                                                        US$ MILLION        HK$ MILLION          HK$ Million

       Within 1 year                                         374               2,914               3,006
       After 1 year but within 5 years                       397               3,099               3,300
       After 5 years                                          16                 124                  47
                                                             ---               -----               -----
                                                             787               6,137               6,353
                                                             ===               =====               =====

12.  GOODWILL

                                                            2002                2002                2001
                                                        -----------        -----------          -----------
                                                        US$ MILLION        HK$ MILLION          HK$ Million

       Cost
       Balance at January 1                                   57                 441                   -
       Addition through acquisition of subsidiaries            -                   -                 441
                                                             ---                ----                ----
       Balance at December 31                                 57                 441                 441
                                                             ---                ----                ----
       Amortization
       Balance at January 1                                   (3)                (22)                  -
       Charge for the year                                    (3)                (22)                (22)
                                                             ---                ----                ----
       Balance at December 31                                 (6)                (44)                (22)
                                                             ---                ----                ----
       Carrying amount
       At December 31                                         51                 397                 419
                                                             ===                ====                ====

13.  LONG TERM DEPOSITS

     The Group has placed deposits with a financial institution maturing in 2003 and 2006 at a margin above market rates. The deposits are credit-linked to investment grade debt securities, either issued by the Group or other corporations. Deposits maturing in 2003 which amount to HK$468 million (US$ 60 million) have been classified as deposits and cash within current assets.

14.  INTEREST IN ASSOCIATES

                                                            2002                2002                2001
                                                        -----------        -----------          -----------
                                                        US$ MILLION        HK$ MILLION          HK$ Million
       Share of net tangible assets                         (134)             (1,047)               (455)
       Amounts due from associates                           571               4,451               3,883
       Amounts due to associates                              (5)                (37)                (39)
                                                            ----               -----               -----
                                                             432               3,367               3,389
                                                            ====               =====               =====

     Details of principal associates at December 31, 2002 are shown on pages F-40 to F-44.

     The amounts due to and by associates are non-current as these are not expected to be paid within the next twelve months.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


14.  INTEREST IN ASSOCIATES (CONTINUED)

     Included in the amounts due from associates are loans totalling HK$4,332 million (US$555 million) (2001: HK$3,697 million) advanced to certain associates involved in the Sorrento and Bellagio property development projects, of which HK$1,925 million (US$247 million) (2001: HK$1,730 million) is interest bearing and HK$2,407 million (US$309 million) (2001:
     HK$1,967 million) is interest-free. The annual interest rates are determined by the shareholders of the associates with reference to prevailing market rates which were between 2.8% and 4.0% for the current year (2001: 3.6% to 7.4%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

15.  LONG TERM INVESTMENTS

                                                            2002                2002                2001
                                                        -----------        -----------          -----------
                                                        US$ MILLION        HK$ MILLION          HK$ Million
       Non-trading investments
         Equity securities
          Listed in Hong Kong                                 90                 701                 474
          Listed outside Hong Kong                            57                 445                 524
                                                            ----               -----               -----
                                                             147               1,146                 998
          Unlisted                                             4                  32                 90
                                                            ----               -----               -----
                                                             151               1,178               1,088
                                                            ====               =====               =====
          Market value of listed securities                  147               1,146                 998
                                                            ====               =====               =====

16.  DEFERRED DEBTORS

     Deferred debtors represent receivables due after more than one year.

     Provision for deferred debtors is analyzed as follows:

                                              2002             2002                2001               2000
                                          -----------      -----------         -----------         -----------
                                          US$ MILLION      HK$ MILLION         HK$ Million         HK$ Million

     Balance at January 1                       2                16                105                112
     Provision for the year                     -                 2                  -                  -
     Written back                               -                (1)               (89)                (7)
     Written off                                -                 -                  -                  -
                                              ---               ---                ---                ---
     Balance at December 31                     2                17                 16                105
                                              ===               ===                ===                ===


17.  DEFERRED ITEMS

                                                                2002                 2002               2001
                                                             -----------         -----------         -----------
                                                             US$ MILLION         HK$ MILLION         HK$ Million

     Prepaid revenue expenses                                     39                  305                322
     Defined benefit pension scheme assets (Note 28)               2                   14                  -
     Programming library                                          19                  149                211
                                                                 ---                  ---                ---
                                                                  60                  468                533
                                                                 ===                  ===                ===

18.  INVENTORIES

                                                                2002                 2002               2001
                                                             -----------         -----------         -----------
                                                             US$ MILLION         HK$ MILLION         HK$ Million


     Properties under development for sale, less pre-sale
        proceeds received and receivable                         275                  2,144              1,996

     Properties held for sale                                     81                    632                751

     Spare parts and consumables                                  14                    109                135
                                                                ----                  -----              -----
                                                                 370                  2,885              2,882
                                                                ====                  =====              =====


     The properties under development for sale are expected to be completed and recovered after more than one year.

     The amount of properties held for sale / under development for sale carried at net realizable value is HK$995 million (US$128 million) (2001: HK$827 million).

     Provision for obsolescence of spare parts and consumables is analyzed as follows:

                                              2002             2002                2001               2000
                                          -----------      -----------         -----------         -----------
                                          US$ MILLION      HK$ MILLION         HK$ Million         HK$ Million

     Balance at January 1                       6                43                  48                  32
     Provision for the year                     1                 4                   1                  16
     Written off                               (1)               (8)                 (6)                  -
                                              ---               ---                 ---                 ---
     Balance at December 31                     6                39                  43                  48
                                              ===               ===                 ===                 ===


                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.  TRADE AND OTHER RECEIVABLES

     Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2002 as follows:

                                    2002                2002               2001
                                 -----------        -----------         -----------
                                 US$ MILLION        HK$ MILLION         HK$ Million

     0 - 30 days                      51                 398                442
     31 - 60 days                     21                 164                157
     61 - 90 days                      4                  34                 41
     Over 90 days                      6                  43                 52
                                      --                 ---                ---
                                      82                 639                692
                                      ==                 ===                ===

     Provision for bad and doubtful debts is analyzed as follows:

                                            2002              2002                2001              2000
                                        -----------        -----------        -----------        -----------
                                        US$ MILLION        HK$ MILLION        HK$ Million        HK$ Million

     Balance at January 1                    7                56                  51                  60
     Provision for the year                  3                25                  46                  20
     Written off                            (4)              (30)                (40)                (23)
     Bad debt recovered                     (1)               (9)                 (1)                 (6)
                                           ---               ---                 ---                 ---
     Balance at December 31                  5                42                  56                  51
                                           ===               ===                 ===                 ===

     The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

20.  PLEDGED DEPOSITS

     Deposits are pledged as security for certain bonds and notes.

21.  TRADE AND OTHER PAYABLES

     Included in this item are trade creditors with an ageing analysis as at December 31, 2002 as follows:

                                    2002                2002               2001
                                 -----------        -----------         -----------
                                 US$ MILLION        HK$ MILLION         HK$ Million


     0 - 30 days                      28                 218                 745
     31 - 60 days                     13                 100                  99
     61 - 90 days                      8                  64                  74
     Over 90 days                     20                 153                 311
                                     ---                 ---               -----
                                      69                 535               1,229
                                     ===                 ===               =====

22.  SHORT TERM LOANS AND OVERDRAFTS

                                                            2002                2002               2001
                                                         -----------        -----------        -----------
                                                         US$ MILLION        HK$ MILLION        HK$ Million

     US dollar floating rate notes                           351               2,743                  -
     HK dollar floating rate notes                           135               1,049              1,417
     HK dollar fixed rate notes                               85                 665                  -
     Secured bank loans                                        5                  37                 91
     Unsecured bank loans and overdrafts                     228               1,778              5,346
     Unsecured other loans                                     -                   -                 20
                                                             ---               -----              -----
                                                             804               6,272              6,874
                                                             ===               =====              =====


23.  SHARE CAPITAL

                                                            2002                2002               2001
                                                         No. of shares      No. of shares      No. of shares
                                                         -------------      -------------      -------------
                                                            MILLION            Million            Million

     Authorised
       Ordinary shares of HK$1 each                          3,600              3,600              3,600
                                                             =====              =====              =====
     Issued and fully paid
       Balance at January 1                                  2,447              2,446              2,446
       Exercise of share options                                 -                  1                  -
                                                             -----              -----              -----
       Balance at December 31                                2,447              2,447              2,446
                                                             =====              =====              =====

                                                  2002                2002               2001            2000
                                               -------------      -------------      -------------     -----------
                                                US$ MILLION        HK$ MILLION        HK$ Million      HK$ Million

     Authorised
       Ordinary shares of HK$1 each                  462              3,600              3,600            3,600
                                                   =====              =====              =====            =====
     Issued and fully paid
       Balance at January 1                          314              2,447              2,446            2,446
       Exercise of share options                       -                  -                  1                -
                                                   -----              -----              -----            -----
       Balance at December 31                        314              2,447              2,447            2,446
                                                   =====              =====              =====            =====

     EXECUTIVE SHARE INCENTIVE SCHEME

     As at December 31, 2002, options to subscribe for 2.6 million (2001 : 3.3 million) ordinary shares of the Company at prices ranging from HK$19.0 to HK$25.0 (2001 : HK$12.0 to HK$25.0) per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

     During the year, options were exercised to subscribe for 722,000 (2001:
     480,000) ordinary shares of HK$1.00 each at a consideration of between HK$12.0 and HK$19.0 (2001: between HK$9.5 and HK$19.0) per share.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


24.  RESERVES

                                                                    Investment
                                                         Capital     properties  Investments    Other
                                             Share     redemption   revaluation  revaluation   capital      Revenue
                                            Premium      reserve      reserves     reserves    reserves     reserves      Total
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                          HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million
i.   Company and subsidiaries
Balance at January 1, 2000                    7,729            7       38,292         468       (521)          7,149       53,124
Dividends approved in respect of
    the previous year (Note 8b)                   -            -            -           -          -          (1,223)      (1,223)
Exchange reserve                                  -            -            -           -        (26)              -          (26)
Exercise of share options                         1            -            -           -          -               -            1
Reserve on acquisition of
       subsidiaries and an associate              -            -            -           -        118               -          118
Goodwill written off on disposal
       of subsidiaries and associates             -            -            -           -         51               -           51
Transferred to profit and loss
       account on disposal of
       non-trading investments                    -            -            -        (791)         -               -         (791)
Revaluation surplus / (deficit)
       - investment properties                    -            -        2,216           -          -               -        2,216
       - other properties                         -            -            -           -         89               -           89
       - non-trading investments                  -            -            -         (67)         -               -          (67)
Reclassification                                  -            -            9           -         (9)              -            -
Profit for the year                               -            -            -           -          -           2,811        2,811
Dividends declared in respect of
    the current year (Note 8a)                    -            -            -           -          -            (685)        (685)
                                               -----         ---       ------        ----       ----          ------       ------
Balance at December 31, 2000
       and January 1, 2001                     7,730           7       40,517        (390)      (298)          8,052       55,618
Dividends approved in respect of
    the pervious year (Note 8b)                    -           -            -           -          -          (1,223)      (1,223)
Exercise of share options                          5           -            -           -          -               -            5
Goodwill written off on disposal
       of an associate                             -           -            -           -        301               -          301
Transferred to profit and loss
       account on disposal of
       non-trading investments                     -           -            -         107          -               -          107
Transferred to the profit and loss
       account on impairment of
       non-trading investments                     -           -            -         358          -               -          358
Revaluation deficit
       - investment properties                     -           -       (4,361)          -          -               -       (4,361)
       - other properties                          -           -            -           -       (244)              -         (244)
       - non-trading investments                   -           -            -         (85)         -               -          (85)
Others                                             -           -            -           -          6               -            6
Profit for the year                                -           -            -           -          -           2,859        2,859
Dividends declared in respect of
    the current year (Note 8a)                     -           -            -           -          -            (685)        (685)
                                               -----         ---       ------        ----       ----           -----       ------
Balance at December 31, 2001
       and January 1, 2002                     7,735           7       36,156         (10)      (235)          9,003       52,656
Dividends approved in respect of
    the pervious year (Note 8b)                    -           -            -           -          -          (1,223)      (1,223)
Exercise of share                                  7           -            -           -          -               -            7
Transferred to profit and loss
       account on disposal of
       non-trading investments                     -           -            -           7          -               -            7
Transferred to the profit and loss
       account on impairment of
       non-trading investments                     -           -            -          58          -               -           58
Revaluation deficit
       - investment properties                     -           -       (5,858)          -          -               -       (5,858)
       - other properties                          -           -            -           -       (219)              -         (219)
       - non-trading investments                   -           -            -        (284)         -               -         (284)
Others                                             -           -            -           -        (28)              -          (28)
Profit for the year                                -           -            -           -          -           2,800        2,800
Dividends declared in respect of
    the current year (Note 8a)                     -           -            -           -          -            (685)        (685)
                                               -----         ---       ------        ----       ----           -----       ------
Balance at December 31, 2002                   7,742           7       30,298        (229)      (482)          9,895       47,231
                                               =====         ===       ======        ====       ====           =====       ======
                                                                                                (Note)

        Note: Included in other capital reserves of the Group are other properties revaluation reserves totalling HK$2,514 million
              (US$322 million) (2001: HK$2,733 million, 2000: HK$2,977 million).

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


24.  RESERVES (CONTINUED)

                                                                     Investment
                                                          Capital    properties   Investments     Other
                                              Share     redemption   evaluation   revaluation    capital      Revenue
                                             premium      reserve     reserves     reserves      reserves     reserves      Total
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                           HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million  HK$ Million
ii.  Associates
     Balance at January 1, 2000                  -          -            -            (19)            -         190           171
     Transferred to profit and loss
            account on disposal of
            non-trading investments              -          -            -             16             -           -            16
     Transferred to profit and loss
            account on impairment of
            non-trading securities               -          -            -             13             -           -            13
     Revaluation surplus
            - non-trading investments            -          -            -              3             -           -             3
     Loss absorbed for the year                  -          -            -              -             -        (317)         (317)
                                             -----       ----        -----           ----          ----       -----        ------
     Balance at December 31, 2000
            and January 1, 2001                  -          -            -             13             -        (127)         (114)
     Transferred to profit and loss
            account on disposal of
            non-trading investments              -          -            -             (2)            -           -            (2)
     Revaluation deficit
            - non-trading investments            -          -            -             (2)            -           -            (2)
     Loss absorbed for the year                  -          -            -              -             -        (340)         (340)
                                             -----       ----        -----           ----          ----       -----        ------

     Balance at December 31, 2001
            and January 1, 2002                  -          -            -              9             -        (467)         (458)
     Revaluation deficit
            - non-trading investments            -          -            -            (10)            -           -           (10)
     Loss absorbed for the year                  -          -            -              -             -        (497)         (497)
                                             -----       ----        -----           ----          ----       -----        ------
     Balance at December 31, 2002                -          -            -             (1)            -        (964)         (965)
                                             =====       ====        =====           ====          ====       =====        ======
     Total reserves

     At December 31, 2002                    7,742          7       30,298           (230)         (482)      8,931        46,266
                                             =====       ====       ======           ====          ====       =====        ======
     At December 31, 2001                    7,735          7       36,156             (1)         (235)      8,536        52,198
                                             =====       ====       ======           ====          ====       =====        ======
     At December 31, 2000                    7,730          7       40,517           (377)         (298)      7,925        55,504
                                             =====       ====       ======           ====          ====       =====        ======



                                           US$ Million  US$ Million  US$ Million  US$ Million  US$ Million  US$ Million  US$ Million
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance at December 31, 2002                   993          1         3,884          (29)         (62)         1,145         5,932
                                             =====       ====         =====         ====         ====          =====        ======


     The application of the share premium account and the capital redemption reserve are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting polices adopted for the revaluation of investment properties, hotel and club properties and non-trading securities.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


25.  LONG TERM LOANS

                                                                            2002                 2002               2001
                                                                        -----------         -----------         -----------
                                                                        US$ MILLION         HK$ MILLION         HK$ Million

     Bonds and notes (secured and due May 15, 2003)
          US dollar floating rate notes                                      352                2,743              2,743
          HK dollar floating rate notes                                      135                1,049              1,049
          HK dollar floating rate notes                                       85                  665                665
                                                                           -----               ------             ------
                                                                             572                4,457              4,457
                                                                           -----               ------             ------
     Bonds and notes (unsecured)
          HK dollar floating rate notes due July 16, 2002                      -                    -              1,417
          HK dollar guaranteed notes due March 15, 2004                       64                  500                500
          HK dollar fixed rate notes due June 7, 2004                         38                  300                  -
          HK dollar fixed rate notes due June 7, 2005                         38                  300                  -
          US dollar notes due November 1, 2004                               200                1,560              1,560
          US dollar notes due March 13, 2007                                 350                2,730              2,730
                                                                           -----               ------             ------
                                                                             690                5,390              6,207
                                                                           -----               ------             ------
     Bank loans (secured)
          Due within 1 year                                                    5                   37                 91
          Due after more than 1 year but not
                 exceeding 2 years                                             4                   28                  -
          Due after more than 2 years but not
                 exceeding 5 years                                            65                  508                287
                                                                           -----               ------             ------
                                                                              74                  573                378
                                                                           -----               ------             ------
     Bank loans (unsecured)
          Due within 1 year                                                  228                1,778              5,346
          Due after more than 1 year but not
                 exceeding 2 years                                           674                5,253                406
          Due after more than 2 years but not
                 exceeding 5 years                                           667                5,202              7,079
                                                                           -----               ------             ------
                                                                           1,569               12,233             12,831
                                                                           -----               ------             ------
     Other loans (unsecured)
          Due within 1 year                                                    -                    -                 20
                                                                           -----               ------             ------
                                                                               -                    -                 20
                                                                           -----               ------             ------
     Total loans                                                           2,905               22,653             23,893

     Less : Amount due within 1 year (Note 22)                              (804)              (6,272)            (6,874)
                                                                           -----               ------             ------
     Total long term loans                                                 2,101               16,381             17,019
                                                                           =====               ======             ======


     (a) As at December 31, 2002, the Group's net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:

                                                                            2002                 2002               2001
                                                                        -----------         -----------         -----------
                                                                        US$ MILLION         HK$ MILLION         HK$ Million

     Secured                                                                 645               5,030               4,835
                                                                           -----              ------              ------
            Bonds and notes                                                  572               4,457               4,457
            Bank loans                                                        73                 573                 378
                                                                           -----              ------              ------

     Unsecured                                                             2,260              17,623              19,058
                                                                           -----              ------              ------
            Bonds and notes                                                  691               5,390               6,207
            Bank loans and other loans                                     1,569              12,233              12,851
                                                                           -----              ------              ------

     Total loans                                                           2,905              22,653              23,893
     Long term deposits                                                      (20)               (156)               (468)
     Listed debt securities                                                  (67)               (525)               (514)
     Deposits and cash                                                      (157)             (1,225)             (2,852)
     Pledged deposits                                                        (38)               (293)               (288)
                                                                           -----              ------              ------
                                                                           2,623              20,454              19,771
                                                                           =====              ======              ======


     (b) As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.


     (c) Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

     (d) Included in the Group's total loans are bank loans totalling HK$1,327 million (US$170 million) borrowed by two non-wholly owned subsidiaries, Modern Terminals Limited and i-CABLE Communications Limited (2001 : HK$992 million borrowed by Modern Terminals Limited and Harbour Centre Development Limited). These loans are without recourse to the Company and other subsidiaries.

     (e) The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$17,923 million (US$2,298 million) (2001: HK$19,171 million).

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.  DEFERRED TAXATION

     (a)  Movements on deferred taxation comprise:-

                                                                    2002                2002              2001
                                                                 -----------        -----------        -----------
                                                                 US$ MILLION        HK$ MILLION        HK$ Million
Balance at January 1                                                 59                 467               478
Transfer to the profit and loss account (Note 7c)                     2                  12              (11)
                                                                     --                 ---               ---
Balance at  December 31                                              61                 479               467
                                                                     ==                 ===               ===


     (b)  Major components of deferred taxation are set out below:-

                                                             2002                     2002                      2001
                                                  ------------------------  -------------------------  -------------------------
                                                                Potential                  Potential                 Potential
                                                               Liabilities                Liabilities               liabilities
                                                                / (Assets)                 / (Assets)               / (assets)
                                                    Provided    Unprovided    Provided    Unprovided    Provided    unprovided
                                                  -----------  -----------  -----------   -----------  -----------  ------------
                                                  US$ Million  US$ Million  HK$ Million   HK$ Million  HK$ Million  HK$ Million
Depreciation allowances in excess of the
       related depreciation                            61            86          479            671          467           821
Unutilized tax losses                                   -          (207)           -         (1,618)           -        (1,618)
Others                                                  -           (15)           -           (118)           -          (110)
                                                       --          ----          ---         ------          ---        ------
                                                       61          (136)         479         (1,065)         467          (907)
                                                       ==          ====          ===         ======          ===        ======

     The major part of the unprovided potential liabilities represents the maximum taxation arising from balancing charges in the event of a future realisation of investment and other properties at an amount equal to the valuations or carrying value recorded in the consolidated balance sheet.


     The deferred tax assets arising from the Group's unutilized tax losses have not been recognized in the consolidated financial statements as it is not certain that the future benefits thereof will crystallise in the foreseeable future.



27.  OTHER DEFERRED LIABILITIES

                                                               2002                2002                2001
                                                            -----------         -----------         -----------
                                                            US$ MILLION         HK$ MILLION         HK$ Million

     Club debentures (non-interest bearing)
          due after more than 5 years                           28                  220                220
     Deferred revenue (Note 1(m)(viii))                          3                   22                127
     Others                                                      6                   50                 75
                                                                --                  ---                ---
                                                                37                  292                422
                                                                ==                  ===                ===

28.  DEFINED BENEFIT PENSION SCHEMES

                                                                 2002                2002
                                                              -----------        -----------
                                                              US$ MILLION        HK$ MILLION
     Defined benefit pension scheme assets                         2                  14
                                                                  ==                  ==

     The Group makes contributions to six defined benefit pension schemes that provide pension benefits for employees upon retirement.

     (a) The amount recognized in the consolidated balance sheet is as follows: -

                                                                 2002                2002
                                                              -----------        -----------
                                                              US$ MILLION        HK$ MILLION
     Present value of funded obligations                          (85)                (664)
     Fair value of plan assets                                     75                  585
     Net unrecognized actuarial losses                              8                   63
     Unrecognized transitional liability                            4                   30
                                                                  ---                 ----
                                                                    2                   14
                                                                  ===                 ====


     (b) Movement in the net (liability)/asset in the consolidated balance sheet are as follows: -

                                                                 2002                2002
                                                              -----------        -----------
                                                              US$ MILLION        HK$ MILLION
     At January 1                                                  (3)                (22)
     Contribution paid                                              5                  36
     Expense recognized in the profit and loss account              -                   -
                                                                   --                 ---
     At December 31                                                 2                  14
                                                                   ==                 ===

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


28.  DEFINED BENEFIT PENSION SCHEMES (CONTINUED)

     (c) Expense recognized in the consolidated profit and loss account is as follows: -

                                                                 2002                2002
                                                              -----------        -----------
                                                              US$ MILLION        HK$ MILLION
     Current service cost                                           4                  33
     Interest cost                                                  5                  41
     Expected return on scheme assets                              (5)                (43)
     Net transitional asset recognized                             (4)                (31)
                                                                   --                 ---
                                                                    -                   -
                                                                   ==                 ===


     The (income)/expense is recognized in the following line items in the consolidated profit and loss account: -


     Direct costs and operating expenses                            -                  (2)
     Administrative and corporate expenses                          -                   2
                                                                   --                 ---
                                                                    -                   -
                                                                   ==                 ===
     Actual loss on scheme assets for the year 2002                 5                  38
                                                                   ==                 ===


     (d) The principal actuarial assumptions used as at December 31, 2002 (expressed as a range) are as follows: -

                                                                     2002
                                                                ------------
     Discount rate at December 31                                5.0% - 5.5%
     Expected rate of return on plan assets                      5.0% - 8.0%
     Future salary increases -2003                                 0% - 3.5%
                             -2004-2005                          2.0% - 3.5%
                             -thereafter                         3.5% - 4.0%


29.  EQUITY COMPENSATION BENEFITS

     The Company has a share option scheme which was adopted on June 30, 1998, to replace a former scheme previously adopted on September 29, 1988, whereby the Directors of the Company are authorized, at their discretion, to invite employees, including directors, of the Company and/or any of its subsidiaries to take up options to subscribe for shares of the Company (the "Shares"). The exercise price of the options must be at least the higher of
     (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. Options under the share option scheme are exercisable during such period as determined by the Directors prior to the grant of the option provided that no option may be granted which is exercisable earlier than 1 year from the date of grant or later than 10 years after such date.

     (a) Movement in share options

                                                                          2002               2001
                                                                       ---------          ---------
                                                                         NUMBER             Number
         At January 1                                                  3,273,000          3,753,000
         Exercised                                                      (722,000)          (480,000)
                                                                       ---------          ---------
         At December 31                                                2,551,000          3,273,000
                                                                       =========          =========
         Options vested at December 31                                 2,111,000          2,503,000
                                                                       =========          =========


     (b) During the year ended December 31, 2002, no options were granted to subscribe for ordinary shares of the Company under the Company's Executive Share Incentive Scheme.

     (c) Terms of share options at the balance sheet date

                                                                   2002               2001
                                                                ---------          ---------
     Exercise period                  Exercise price              NUMBER             Number

     4/13/1995 - 4/12/2002                HK$12.00                      -            680,000
     6/17/1996 - 6/16/2003                HK$19.00              1,781,000          1,823,000
     8/1/2002 - 7/31/2003                 HK$25.00                330,000            330,000
     8/1/2005 - 7/31/2006                 HK$25.00                440,000            440,000
                                                                ---------          ---------
                                                                2,551,000          3,273,000
                                                                =========          =========

     (d)  Details of share options exercised

                                              Market value
                                               per share         Proceeds
     Exercise date    Exercise Price        at exercise date     received            2002                2001
     -------------    --------------        ----------------     --------        --------------     -------------
                            HK$                   HK$                HK$          NO. OF SHARES     No. of shares

     2/2/2001             19.00                  21.45              190,000                             10,000
     2/19/2001            19.00                  21.80              190,000                             10,000
     3/8/2001             19.00                  23.40              190,000                             10,000
     8/8/2001              9.50                  16.65            1,900,000                            200,000
     12/5/2001            12.00                  17.55            1,800,000                            150,000
     12/12/2001           12.00                  17.90            1,200,000                            100,000
     1/15/2002            12.00                  17.10              720,000          60,000
     3/8/2002             12.00                  18.25              240,000          20,000
     4/8/2002             12.00                  17.10            3,600,000         300,000
     4/8/2002             12.00                  17.10              600,000          50,000
     4/10/2002            12.00                  17.10              600,000          50,000
     4/12/2002            12.00                  17.15            2,400,000         200,000
     5/6/2002             19.00                  21.00              570,000          30,000
     6/12/2002            19.00                  18.80              228,000          12,000
                                                                                    -------            -------
                                                                                    722,000            480,000
                                                                                    =======            =======


30.  MATERIAL RELATED PARTY TRANSACTIONS

     Except for the transactions noted below, the Group has not been a party to any material related party transaction during the year ended December 31, 2002:


     (a) As disclosed in Note 14, loans totalling HK$4,332 million (US$555 million) (2001: HK$3,697 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects (as described in more detail in (b) and (c) below) are considered to be related party transactions and also constitute connected transactions as defined under the Hong Kong Listing Rules. Waivers were granted by the Hong Kong Stock Exchange in 1994 and 1997 from complying with the relevant connected transaction requirements (as set out in further detail under (b) and (c) hereunder). The net interest earned by the Group from these loans during the year is not material in the context of these consolidated financial statements.

     (b) As disclosed in Note 31(b), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

         The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company and a subsidiary was HK$175 million (US$22 million) (2001: HK$866 million).

         Such guarantees given by the Company constitute connected transactions as defined under the Hong Kong Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Hong Kong Stock Exchange in 1997.

     (c) As disclosed in Note 31(c), the Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed loans granted to a subsidiary of an associate to finance the Bellagio property development project. The amount attributable to the Company was HK$263 million (US$34 million) (2001: HK$1,267 million).

         Such guarantees given by the Company constitute connected transactions as defined under the Hong Kong Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Hong Kong Stock Exchange in 1994.

     (d) In respect of the year ended December 31, 2002, the Group earned rental income amounting to HK$146 million (US$19 million) (2001: HK$134 million, 2000: HK$125 million) from affiliated companies of its controlling shareholder.


31.  CONTINGENT LIABILITIES

     As at December 31, 2002:

     (a) There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$26,256 million (US$3,367 million) (2001: HK$29,849 million).

     (b) The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for the Sorrento property development project by the subsidiary of an associate. Also all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company and a subsidiary is HK$175 million (US$22 million) (2001: HK$866 million).

     (c) The Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed loans granted to a subsidiary of the associate to finance its Bellagio property development project. The amount attributable to the Company was HK$263 million (US$34 million) (2001: HK$1,267 million).

     (d) Forward exchange contracts amounting to HK$5,616 million (US$720 million) (2001: HK$6,537 million) will mature in 2003.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



32.      COMMITMENTS

                                                                                         2002             2002           2001
                                                                                       -----------     ----------      -----------
        (a)  Capital commitments                                                       US$ MILLION     HK$ MILLION     HK$ Million
             No provision has been made  in the consolidated financial statements
                    for planned capital expenditure of                                     565            4,408           4,966
                                                                                       ===========     ============    ============

             In respect of which contracts have been
                    entered into for                                                       226            1,763           1,858
                                                                                       ===========     ============    ============

        (b) The Company's subsidiary, Modern Terminals Limited ("MTL"), had entered into a Joint Development Agreement ("JDA") with Hong Kong International Terminals Limited ("HIT") and Asia Container Terminals Limited ("ACT") to jointly procure the construction of Container Terminal 9. The total cost of construction for the whole Container Terminal 9 is estimated by the Directors to be HK$4.8 billion (US$0.6 billion) with a target completion date in 2005. MTL, ACT and HIT have agreed to share the construction cost at an agreed ratio as stipulated in the JDA.


             Furthermore, under a Berth Swap Agreement with ACT, upon the completion of the whole of Container Terminal 9, MTL will transfer to ACT all of its rights, title and interest in Container Terminal 8 West and ACT will transfer to MTL all of its rights, title and interest in Container Terminal 9.

33.     POST BALANCE SHEET EVENTS

        After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.

34.     COMPARATIVE FIGURES

        Certain comparative figures have been adjusted as a result of changes in accounting policies for cash and cash equivalents in the consolidated cash flow statement and the consolidated statement of recognized gains and losses is replaced by the consolidated statement of changes in equity in order to comply with SSAP 15 (revised) and SSAP 1 (revised) respectively. As a result, certain advances from banks have been excluded from the definition of cash equivalents and cash flows from taxation, returns on investments and servicing of finance have been classified into operating and financing activities respectively.

        In addition, the presentation of certain comparative figures in the segment reporting as disclosed in Note 2 to the consolidated financial statements has been reclassified to conform to the current year's presentation which management consider gives a better indication of the results of the Group for the year.

35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable in Hong Kong ("Hong Kong GAAP"), which differ in certain material respects from those applicable in the United States of America ("US GAAP"). The significant differences and the adjustments considered necessary to restate profit attributable to shareholders ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are set out below.

        (a)  Property revaluation and depreciation

             Under Hong Kong GAAP, investment properties, leasehold land and hotel and club properties are restated on the basis of appraised values. In 1995, under Hong Kong GAAP, the Company discontinued the practice of revaluation of properties under or held for redevelopment on a prospective basis with no adjustment to previous revaluations. Under US GAAP, such revaluations are not permitted. Accordingly, such properties have been restated at cost less accumulated depreciation and impairment losses. Depreciation has been provided on the basis of the cost of buildings (as adjusted to reflect US GAAP adjustments in accordance with (g) below) held and the estimate of the useful lives of such buildings which range from 20 to 50 years. The cost of leasehold land is amortized over the terms of the related leases without consideration of renewals. The gross cost of properties subject to depreciation under US GAAP and which are not depreciated under Hong Kong GAAP at December 31, 2002 amounted to HK$22,074 million (US$2,830 million) (2001: HK$21,004 million).

        (b)  Goodwill

             Prior to 2001, under Hong Kong GAAP, goodwill attributable to the difference between the purchaser's price of acquiring its interest in subsidiaries and associates and the fair value of the Group's share of net tangible assets of the companies acquired could be offset against reserves. Effective January 1, 2001, under Hong Kong GAAP, goodwill is recognized as an asset and amortized to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Goodwill arising prior to January 1, 2001 which was set off against reserves in prior years has not been restated.

             Prior to January 1, 2002, US GAAP required that goodwill generated from acquisitions accounted for under the purchase method of accounting to be recorded as an asset and amortized on a straight line basis over its estimated economic life of not more than 40 years. Upon adoption of Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Tangible Assets" with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair values at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if recorded goodwill exceeds its fair value. All reporting units to which goodwill and intangible assets are assigned were tested for impairment and no impairment loss was identified as of January 1, 2002 and December 31, 2002.

                      THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (c)  Deferred taxation

             The Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred taxes will become payable in the foreseeable future. US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided against deferred tax assets where it is not more likely than not that they will be realized.

             In assessing the realizability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group has considered the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment.

             Based upon this assessment, one of the Group's subsidiaries has recognized deferred tax assets to the extent such assets can be realized through future reversals of existing taxable temporary differences and operating loss carryforwards. Accordingly, a valuation allowance of HK$975 million (US$125 million) and HK$867 million (US$111 million) at December 31, 2001 and 2002, respectively, was established by the subsidiary to reduce the deferred tax assets to that amount which is more likely than not to be realized. Deferred tax assets of HK$107 million (US$14 million) recognized by the subsidiary under US GAAP in 2002 are pursuant to a change in circumstances that caused a change in management judgment about the realizability of operating loss carryforwards from losses incurred in prior years.

             In order to realize these operating loss carryforwards, the subsidiary will need to generate additional taxable income of approximately HK$670 million (US$86 million). Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, including management's expectations of market prospects of the subsidiary's business, the Group believes it is more likely than not that the subsidiary will realize these operating loss carryforwards, net of the existing valuation allowances, at December 31, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced and the effect on the subsidiary's financial position and results of operations could be significant. The operating loss carryforwards do not expire. The Group's share of the deferred tax assets amounted to HK$85 million (US$11 million) which was recognized under US GAAP during 2002.

        (d)  Deferred pre-maturity and franchise costs

             By the adoption of Interpretation 9 under Hong Kong GAAP, all pre-maturity costs incurred during the pre-maturity period of the Group's cable television and telecommunication operations and all pre-operating costs incurred before the launch of the Group's cable television and telecommunication operations on October 31, 1993 and October 1, 1995 respectively are recognized as an expense in the period in which they are incurred.

             Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting and telecommunications licenses which expire on May 31, 2005 and June 30, 2010, respectively. The pre-maturity period for the Group's cable television operations began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period for the Group's telecommunications operations began with the first earned telecommunication line revenue and was to continue until the earlier of the attainment of a pre-determined number of lines and September 30, 2000. The pre-maturity period for the Group's cable television and telecommunications operations ended on November 30, 1996 and on September 30, 2000 respectively, when the predetermined subscriber levels were attained . For US GAAP purposes, an adjustment has been made to reflect the restatement and the related amortization of certain pre-maturity and franchise costs that have been written off under Hong Kong GAAP.


        (e)  Gain on asset exchange and asset impairment

             In 1995, the Group sold its controlling interest in Marco Polo Developments Limited in exchange for a significant cash payment and interests in certain Hong Kong real estate properties. Under Hong Kong GAAP, such transaction resulted in full gain recognition resulting from the substantial cash payment received by the Group. Under US GAAP, gain recognition is limited to the monetary portion of the transaction, in accordance with EITF Consensus 87-29. Accordingly, HK$788 million of the gain recognized under Hong Kong GAAP was reversed under US GAAP in 1995 and is recognized as a reduction of the carrying value of the real estate properties received in the exchange. During 1999 and 2000, certain of the Hong Kong real estate properties were sold. Accordingly, the related deferred gain under US GAAP was recognized.

             In 2002, provisions for impairment in value of properties under or held for redevelopment included in non-current assets held by certain subsidiaries and associates totalling HK$85 million (US$11 million) (2001: HK$194 million ; 2000: HK$336 million) have been reversed under US GAAP, as the criteria for impairment under US GAAP have not been met.

             In 2001, a provision for impairment previously charged to the consolidated profit and loss account under Hong Kong and US GAAP in respect of a real estate property totalling HK$379 million (US$49 million) was written back to income under Hong Kong GAAP. Under US GAAP, such write-back is not allowed and has been eliminated.

        (f)  Contingent liabilities

        (i) Under Hong Kong GAAP, the Group made a general provision of HK$500 million and HK$1,000 million in 1996 and 1999, respectively, (i) with respect to certain contingencies. Under US GAAP, in accordance with US FASB Statement No. 5, "Accounting for Contingencies", provision amounts totalling HK$1,376 million were recorded over the three-year period during 1996, 1997 and 1998 with respect to such contingencies. As a result of the resolution in March 2000 with respect to one of the contingencies, the provision previously made under US GAAP was reversed in 1999.

             Under Hong Kong GAAP, the provision for litigation made in 1999 amounting to HK$1,000 million (US$128 million) was not included in operating profit and disclosed separately in the consolidated profit and loss account. Under US GAAP, such provision would have been included in operating profit.

             As the outstanding litigation had been fully settled and expensed under Hong Kong GAAP, the adjustment for the provision for litigation previously recorded under US GAAP was reversed in 2001.


        (ii) Under Hong Kong GAAP, upon the adoption of SSAP 28 on January 1, 2001, a provision is recognized when there is legal or constructive
             (ii) obligation arising from past events, where it is probable that there will be an outflow of benefits and the amounts can be estimated reliably.

             Under US GAAP, a provision is required to be made if it is probable that a future event will confirm that a liability had been incurred by the balance sheet date and if the amount can be estimated reasonably. When a best estimate for a provision is within a particular range, the minimum amount of the range of losses is provided for.

             Under Hong Kong GAAP, the Group has made provisions of HK$112 million (US$14 million) with respect to certain contingencies in 2002. Under US GAAP, in accordance with US FASB Statement No. 5, "Accounting for Contingencies", the provision should be revised to HK$15 million (US$2 million) and the amount of HK$97 million (US$12 million) has been reversed in the US GAAP reconciliation due to the difference in the application of accounting for contingencies.

35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (g)  Others

             Other adjustments principally represent the net effect of costs capitalized under Hong Kong GAAP that are required to be recognized as expenses under US GAAP, certain anticipated expenses recognized under Hong Kong GAAP that are not recognized as expenses under US GAAP until the related goods or services are received or provided and the impact of property revaluations reflected in shareholders' funds under Hong Kong GAAP that are recognized as expenses under US GAAP.

        (h)  Deemed profit on partial disposal of a subsidiary

             Under Hong Kong GAAP, the Group recognized in 1999 a deemed profit of HK$3,762 million (US$482 million) on the partial disposal of a subsidiary. Under US GAAP, the profit was adjusted to HK$3,682 million (US$472 million). The adjustment of HK$80 million (US$10 million) represents the difference in the net asset value of the subsidiary between Hong Kong GAAP and US GAAP. The difference arises from deferred pre-maturity expenses net of amortization in the subsidiary that are written off under Hong Kong GAAP but are restated and amortized under US GAAP, the full provision for deferred taxes and the amortization of purchased goodwill.

             The deemed profit under Hong Kong GAAP was increased by HK$168 million (US$22 million) from HK$3,594 million in 1999 to the restated amount of HK$3,762 million (US$482 million) upon the adoption of Interpretation 9 arising from the writing off of pre-maturity expenses under Hong Kong GAAP, which are now restated under US GAAP. This amount will be subject to amortization on a straight-line basis over the remaining term of the operation license for the cable television operations which expires on May 31, 2005.

        (i)  Deferred loan arrangement expenses written off

             In 1999, under Hong Kong GAAP, deferred loan arrangement expenses totalling HK$366 million (US$47 million) were written off, as it was established that the related loans would be repaid before maturity. Under US GAAP, deferred loan arrangement expenses for these loans are not permitted to be written off until the actual date such loans were originally due to be repaid.

        (j)  Income on backhaul installation

             Under Hong Kong GAAP, income on backhaul installation of HK$29 million (US$4 million) in 2002 (2001: HK$103 million; 2000: HK$80 million) has been recognized in the consolidated profit and loss account when it was received.


             Under US GAAP, such income is not permitted to be recognized immediately and it is instead deferred and amortized over the contract period which range from 3 to 20 years. For 2002, under US GAAP amortization of HK$15 million (US$2 million) (2001: HK$2 million) was charged to net income.


        (k)  Offsetting amounts related to certain contracts

             Under Hong Kong GAAP, certain restricted bank deposits and corresponding bank loans arising in respect of the Group's leasing partnership have been offset against each other and are not shown in the consolidated financial statements.


             Under US GAAP, the offsetting of such assets and liabilities in the consolidated balance sheet is not permitted as there is no legal right to offset. As such, under US GAAP, the restricted bank deposits and the bank loans would be reflected separately in the consolidated balance sheet.


        (l)  Service installation fees and expenses

             Under Hong Kong GAAP, installation fees relating to the telephone and broadband internet are recognized upon completion of the installation to the extent that they do not exceed the direct selling costs incurred. The incremental direct costs (excluding selling costs) incurred that are associated with the installation are capitalized and amortized over the estimated customer service period.

             Under US GAAP, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, was implemented effective January 1, 2000. SAB 101 requires that service installation fees related to activation of ongoing services be deferred and recognized to revenue over the expected customer relationship period. In accordance with the SAB 101, the Group has deferred service installation fees over expected customer relationship period. With respect to telephone services, incremental direct costs for customer acquisition are expensed as incurred. With respect to broadband internet services, incremental direct costs for customer acquisition up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period. The excess of incremental direct costs over the related installation fees, to the extent that they are recoverable from future contractual revenue, are deferred and amortized over the contract period.

             Under Hong Kong GAAP, where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into separate elements, revenue is recognized in accordance with the accounting policies applicable for the respective elements. Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognized over the term of the service period.

             Under US GAAP, consideration received for components of enforceable contracts involving multiple arrangements are accounted for as separate units only if the individual components meet all the criteria for separation accounting, and the arrangement consideration can be allocated to the individual components based on the fair value of the respective components. Otherwise, the entire arrangement consideration is accounted for as one single unit, and is deferred and recognized over the contract period.

        (m)  Share option scheme

             The Company operates an Executive Share Incentive Scheme and i-CABLE Communications Limited ("i-CABLE") operates a Share Option Scheme which allow their employees who are granted options under the terms of these schemes to subscribe for ordinary shares of the Company and i-CABLE respectively.

             Under the Company's Executive Share Incentive Scheme, the Company may grant options up to 10 per cent of the issued share capital of the Company from time to time, excluding for this purpose shares issued pursuant to the exercise of options granted under the scheme, to employees to purchase the ordinary shares of the Company.

             Under Hong Kong GAAP, no accounting entry is made upon the granting of options to employees.

             Under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations to account for its fixed plan stock options. Under this method, a compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

                      THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (n)  Valuation of cost method investments

             Under Hong Kong GAAP, unlisted non-trading securities are measured at fair value in the balance sheet. Unrealized holding gains and losses on such securities are reported in the investments revaluation reserves. To the extent such securities are deemed to be impaired under HK GAAP, the unrealized holding losses are included in earnings.

             Under US GAAP, cost method investments that do not have a readily determinable market value are recorded at cost less any decline in value deemed to be "other-than-temporary". A decline in the fair value of an investment below its carrying amount that is "other-than-temporary" is accounted for as a realized loss, whereby the cost basis of the investment must be written down to fair value. Under US GAAP, in 2001, the decline in fair value of a cost method investment below its carrying amount of HK$12 million was deemed to be "other-than-temporary" and recorded as a charge to earnings due to the stricter guidance on determining when a decline in value should be deemed "other-than- temporary". The charge was reversed from the reconciliation of net profit in 2002 upon recognition of the same impairment loss under Hong Kong GAAP in 2002.


        (o)  Offsetting amounts related to certain investments and debts

             In March 1999, the Group arranged, through Harbour City Funding (1) Limited ("HCF"), to issue asset-backed notes, secured by certain investment properties of the Group, with various fixed and floating rate tranches for amounts of US$354 million and HK$1,714 million due 2005 (the "Notes"). The total proceeds from the debt issuance was HK$ 4,457 million (US$571 million).

             HCF does not meet the definition of "subsidiary" under the Hong Kong Companies Ordinance and therefore has not been accounted for as a subsidiary in the consolidated financial statements of the Group. Notwithstanding, the HK$4,457 million of debt as well as the investment properties securing the debt are reflected in the consolidated balance sheet. In the consolidated financial statements of the Group, the amount of HK$4,457 million of debt was included as "Bonds and Notes" under non-current liabilities at December 31, 2002.

             Under US GAAP, HCF does not meet the non consolidation criteria as set out in SFAS 140 "Accounting for transfers and servicing of financial assets and extinguishments of liabilities", and accordingly, is required to be included in the consolidated financial statements of the Group.

             At December 31, 2002, the Group has HK$509 million (US$65 million) (2001: HK$514 million) of HCF debt securities acquired from third parties. The amount of HK$509 million was after deducting the revaluation deficits of HK$19 million (US$2 million). The amount of HK$509 million is classified as "Listed Debt Securities" under current assets as of December 31, 2002. Under US GAAP, the listed debt securities should be set off against the non-current liabilities of the Group. Interest income recorded by the Group in respect of holding of certain of the Notes during the year ended December 31, 2002 amounted to HK$23 million (US$3 million) (2001:
             HK$23 million) and should be eliminated under US GAAP against the borrowing costs incurred by the Group on the Notes.

        (p)  Comprehensive income

             The provisions of SFAS No. 130, "Reporting Comprehensive Income" requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such presentation is not required under Hong Kong GAAP. Under US GAAP, comprehensive income for the years ended December 31, 2002, 2001 and 2000 and accumulated other comprehensive income balances as of December 31, 2002, 2001 and 2000 are summarized as follows :




                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                      2002         2002           2001            2000
                                                                  US$ MILLION    HK$ MILLION    HK$ Million    HK$ Million
                                                                  -----------    -----------    -----------    -----------
            Net income under US GAAP ......................           244          1,914          1,055         1,906
            Foreign currency translation ..................            (3)           (22)             3           (26)
            Unrealized (losses) / gains on investments, net           (29)          (229)           376          (826)
                                                                      ---           ----            ---          ----
            Comprehensive income under US GAAP ............           212          1,663          1,434         1,054
                                                                      ===          =====          =====         =====



                                                                                   AS OF DECEMBER 31,
                                                                  --------------------------------------------------
                                                                      2002       2002         2001         2000
                                                                  US$ MILLION  HK$ MILLION  HK$ Million  HK$ Million
                                                                  -----------  -----------  -----------  -----------
            Foreign currency translation ..................          (9)         (72)         (50)         (53)
            Unrealized (losses) / gains on investments, net         (29)        (230)          (1)        (377)
                                                                    ---         ----           --         ----
            Accumulated other comprehensive income balances         (38)        (302)         (51)        (430)
                                                                    ===         ====          ===         ====

(q)         Derivative financial instruments

            In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after June 15, 2000, as deferred by SFAS 137. Earlier application of all of the provisions of SFAS 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS 133, as amended by SFAS 138, standardizes the accounting for derivative financial instruments by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value.

            The adoption of SFAS 133 did not have a material impact on the Group's consolidated financial statements.

            During the year ended 31 December 2002, the Group placed three deposits with principal amounts totalling US$80 million (2001: US$60 million), with a financial institution, maturing in 2003 and 2006. The deposits carry interest at higher than market rates and are credit linked to the bonds issued by one of the subsidiaries of the Company.

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        (q)  Derivative financial instruments (Continued)
             The Group expects to receive the principal upon maturity of the deposits. However, upon occurrence of certain credit events as provided under the terms of the arrangement, including but not limited to: (i) bankruptcy of the Company; and (ii) the failure by the Company to make, when and where due, any payments in an aggregate amount of not less than US$1 million under one or more of its bonds or loans, the financial institution will deliver to the Company the bonds issued by one of its subsidiaries and demand payment, which will be satisfied by foregoing the principal of the deposits. The fair value of the bonds may be less than the carrying amount of the deposits.

             Given that the eventual principal repayment of the deposits is linked to the credit events, there is an embedded derivative element within the deposit contracts. SFAS 133 requires that an embedded derivative be separated from its host contract, be recognized as assets or liabilities in the balance sheet and measured at fair value.

             As of December 31, 2002, the Group considered the fair value of the embedded derivative to be zero.

        (r)  Recent accounting pronouncements

             FASB No. 143

             In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Group also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Group's financial statements.

             FASB No. 145

             In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Group's financial statements.

             FASB No. 146

             In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force
             (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Group's financial statements.

             FIN 45

             In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods ending after December 15, 2002. However, as the Company files Item 17 of Form 20-F, it is exempted from such disclosure requirements. The adoption of the accounting requirements of FIN45 is not expected to have a material effect on the Group's financial statements.

             FASB No. 148

             In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in the financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. However, as the Company files Item 17 of Form 20-F, it is exempted from such requirements. The adoption of SFAS No. 148 is not expected to have a material impact on the Group's financial statements.

             FIN 46

             In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation pplies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Group's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. However, as the Company files
             Item 17 of Form 20-F, it is exempted from such disclosure requirements.

             FASB No. 149

             In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on the Group's financial statements.


             FASB No. 150

             In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Group's financial statements.


        (s)  Classification of items in the consolidated profit and loss account

             Under Hong Kong GAAP, provisions for properties held for development and for sale of HK$285 million (US$37 million) (2001: write back of HK$339 million; 2000: HK$99 million) is disclosed as a separate item after net operating profit in the consolidated profit and loss account as management considers that such item should not be a recurring item from core operations of the Group.

             Under US GAAP, provisions for properties held for development and for sale is included in the determination of net operating profit in the consolidated profit and loss account.

35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        The following table summarizes the effect on profit attributable to shareholders ("net income") of differences between Hong Kong GAAP and US GAAP.

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                 -------------------------------------------------------------------
                                                                   Reference        2002         2002          2001         2000
                                                                 in note above  US$ MILLION  HK$ MILLION   HK$ Million   HK$ Million
                                                                 -------------  -----------  ------------  ------------  -----------
                                                                                                               Q
Profit attributable to shareholders ("net income")
as reported under Hong Kong GAAP                                                    295       2,303          2,519        2,494

Significant US GAAP adjustments:
     Depreciation:                                                    (a)
            Current year provision                                                  (79)       (620)          (556)        (495)
     Amortization of goodwill:                                        (b)
            Current year provision                                                    -           -          (141)         (92)
            Effect on disposals                                                       -           -            310            6
     Reversal of amortization of goodwill                             (b)             3          22              -            -
     Deferred taxation                                                (c)            20         158           (539)         (48)
     Recognition of deferred tax assets                               (c)            11          85              -            -
     Deferred pre-maturity and franchised costs                       (d)           (14)       (108)          (108)        (265)
     Gain on asset exchange and asset impairment                      (e)             -           -              -          164
     Reversal of provision for diminution in value                    (e)            11          85            194          336
     Reversal of write back for diminution in value                   (e)             -           -           (379)           -
     Provision for contingent liabilities                           (f)(i)            -           -             13          (13)
     Difference in application of accounting for contingencies      (f)(ii)          12          97              -            -
     Others                                                           (g)            (1)         (4)           (30)          60
     Deemed profit on partial disposal of a subsidiary                (h)             -           -              -           16
     Deferred loan arrangement expenses written off                   (i)            (6)        (44)           (65)        (159)
     Income on backhaul installation                                  (j)            (2)        (15)          (101)         (80)
     Service installation fees and expenses                           (l)            (9)        (67)           (15)         (18)
     Share option scheme                                              (m)           (1)         (9)            (35)           -
     Valuation of cost method investments                             (n)             2          12            (12)           -
     Reversal of revaluation deficits of listed debt securities       (o)             2          19              -            -
                                                                                 ------       -----          -----        -----
Profit attributable to shareholders ("net income")
under US GAAP                                                                       244       1,914          1,055        1,906
                                                                                 ======       =====          =====        =====
                                                                                    US$         HK$            HK$          HK$

Basic and diluted net income per share under US GAAP                               0.10        0.78           0.43         0.78

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        The following table summarizes the effect on shareholders' funds ("shareholders' equity") of differences between Hong Kong GAAP and US GAAP.

                                                                                            AS AT DECEMBER 31,
                                                                         ------------------------------------------------------
                                                                           Reference        2002           2002         2001
                                                                         in note above  US$ MILLION    HK$ MILLION  HK$ Million
                                                                         -------------  ------------  ------------  -----------
Shareholders' funds ("shareholders' equity")
as reported under Hong Kong GAAP                                                           6,246         48,713      54,645

Significant US GAAP adjustments:
       Property revaluation                                                   (a)         (4,180)       (32,602)    (38,685)
       Accumulated depreciation                                               (a)           (532)        (4,146)     (3,526)
       Unamortized goodwill                                                   (b)            160          1,247       1,225
       Deferred taxation                                                      (c)            (71)          (553)       (711)
       Recognition of deferred tax assets                                     (c)             11             85           -
       Deferred pre-maturity and franchised costs restated                    (d)             55            432         540
       Reversal of provision for diminution in value                          (e)             79            615         530
       Gain on asset exchange and asset impairment                            (e)            (44)          (340)       (340)
       Reversal of write back for diminution in value of properties           (e)            (49)          (379)       (379)
       Difference in application of accounting for contingencies              (f)(ii)         12             97           -
       Others                                                                 (g)            (28)          (215)       (211)
       Deemed profit on partial disposal of a subsidiary                      (h)             (8)           (64)        (64)
       Deferred loan arrangement expenses written off                         (i)             13             98         142
       Income on backhaul installation                                        (j)            (25)          (196)       (181)
       Bank loans                                                             (k)            (71)          (556)       (637)
       Bank deposits                                                          (k)             71            556         637
       Service installation fees and expenses                                 (l)            (13)          (100)        (33)
       Valuation of cost method investments                                   (n)              -              -         (12)
       Long term loans                                                        (o)             68            528         514
       Listed debt securities                                                 (o)            (65)          (509)       (514)
                                                                                          ------         ------      ------
Shareholders' funds ("shareholders' equity")
 under US GAAP                                                                             1,629         12,711      12,940
                                                                                          ======         ======      ======



Set out below is a reconciliation of US GAAP shareholders' equity for the years ended December 31, 2001 and 2002:

                                                                                          Note       HK$MILLION
                                                                                          ----       ----------
Shareholders' equity under US GAAP at January 1, 2001                                                  13,373

Add :   Profit attributable to shareholders ("net income") under
         US GAAP for the year ended December 31, 2001                                                   1,055
        Share capital
          Share options exercised                                                          23               1
          Share options granted                                                          35(m)             35
        Share premium
          Share options exercised                                                          24               5
        Exchange reserve
          Net movements in 2001                                                                             3
        Net change in unrealized holding losses on available-for-sale securities                          376

Less :  Dividends paid during 2001
          2000 final dividend                                                               8          (1,223)
         2001 interim dividend                                                              8            (685)
                                                                                                       ------
Shareholders' equity under US GAAP at December 31, 2001                                                12,940
Add :  Profit attributable to shareholders ("net income") under
        US GAAP for the year ended December 31, 2002                                                    1,914
       Share capital
         Share options granted                                                           35(m)              9
       Share premium
         Share options exercised                                                           24               7
       Exchange reserve
         Net movements in 2002                                                                            (22)
       Net change in unrealized holding gains on available-for-sale securities                           (229)
Less : Dividends  paid during 2002
         2001 final dividend                                                               8           (1,223)
         2002 interim dividend                                                             8             (685)
                                                                                                       ------
Shareholders' equity under US GAAP at December 31, 2002                                                12,711
                                                                                                       ======

                          THE WHARF (HOLDINGS) LIMITED
                              AND ITS SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        Consolidated statement of cash flows

             Prior to 2002, under SSAP 15, the Group presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and
             (e) financing activities. FASB 95 requires only three categories of cash flow activity : (a) operating; (b) investing; and (c) financing. Cash flows from taxation and returns on investments and servicing of finance shown herein would be included as operating activities under FASB 95, with the exception of dividends paid to shareholders and minority shareholders, which under FASB 95 would be classified as financing activities. In addition, SSAP 15 includes advances from banks repayable within three months of the date of the advance within the definition of "cash equivalents", whereas under FASB 95 all advances from banks should be included under financing activities.

             With effect from January 1, 2002, the Group adopted Hong Kong Statement of Standard Accounting Practice No. 15 (revised) "Cash flow statements" ("SSAP 15 (revised)") which has objectives, principles and presentation simliar to those set out in the FASB 95, "Statement of Cash Flows". The 2001 consolidated cash flow statement under Hong Kong GAAP has been restated in accordance with SSAP 15 (revised). Certain comparative figures for 2000 under US GAAP are restated and summarized cash flow data is set out below:


                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------------------------------------------
                                                                   2002               2002                2001              2000
                                                               US$ MILLION        HK$ MILLION         HK$ Million       HK$ Million
                                                               -----------        -----------         -----------       -----------
        Net cash inflow / (outflow) from
             Operating activities                                    601             4,688                3,078            3,802
             Investing activities                                   (403)           (3,144)                (956)           1,502
             Financing activities                                   (467)           (3,639)              (1,481)          (9,518)
                                                                    ----            ------               ------           ------
        (Decrease) / increase in cash and cash equivalents          (269)           (2,095)                 641           (4,214)
        Effect of foreign exchange rate changes                        -                 -                   (2)              20
        Cash and cash equivalents at January 1                       366             2,852                2,213            6,407
                                                                    ----            ------               ------           ------
        Cash and cash equivalents at December 31                      97               757                2,852            2,213
                                                                    ====            ======               ======           ======


        "Cash and cash equivalents" represents deposits and cash.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES
AT DECEMBER 31, 2002

                                                    ISSUED
                                                SHARE CAPITAL
                                                 (all being        PERCENTAGE
                                               ordinary shares      OF EQUITY
                               PLACE OF       and fully paid up   ATTRIBUTABLE
                            INCORPORATION/         except            TO THE             PRINCIPAL
      SUBSIDIARIES            OPERATION       otherwise stated)       GROUP            ACTIVITIES
-------------------------------------------------------------------------------------------------------
PROPERTY - HONG KONG
# WHARF ESTATES                  Hong Kong       2 HK$1 shares         100            Holding company
  LIMITED
Harbour City
  Harbour City                     British                 500         100            Holding company
   Limited                  Virgin Islands         US$1 shares
  Harbour City                   Hong Kong      2 HK$10 shares         100        Property management
   Management
   Limited
  Wharf Properties               Hong Kong              20,000         100                   Property
   Limited                                        HK$10 shares
  Wharf Realty                   Hong Kong       2 HK$1 shares         100                   Property
   Limited
* Harbour Centre
   Development                   Hong Kong         315,000,000          67            Holding company
   Limited                                       HK$0.5 shares
Times Square
  Times Square                   Hong Kong       2 HK$1 shares         100            Holding company
   Limited
  Times Square                   Hong Kong       2 HK$1 shares         100        Property management
   Estates Limited
  Zenuna Limited                 Hong Kong      2 HK$10 shares         100                   Property

WHARF ESTATES                    Hong Kong       2 HK$1 shares         100            Holding company
  DEVELOPMENT
  LIMITED
  (Formerly Wharf
   Development Limited)
  Delta Realty                   Hong Kong       2 HK$1 shares         100                   Property
   Limited (Formerly
   Marbrad Company
   Limited)
  Feckenham Limited              Hong Kong      2 HK$10 shares         100                   Property
  Framenti Company               Hong Kong       2 HK$1 shares         100                   Property
   Limited
  HKRT Peak                      Hong Kong           3,000,000         100                   Property
   Properties                                     HK$10 shares
   Limited
  Hong Tai Yuen                  Hong Kong             500,000         100                   Property
   Limited                                         HK$1 shares

AT DECEMBER 31, 2002

                                                    ISSUED
                                                SHARE CAPITAL
                                                 (all being        PERCENTAGE
                                               ordinary shares      OF EQUITY
                               PLACE OF       and fully paid up   ATTRIBUTABLE
                            INCORPORATION/         except            TO THE             PRINCIPAL
      SUBSIDIARIES            OPERATION       otherwise stated)       GROUP            ACTIVITIES
-------------------------------------------------------------------------------------------------------
  New Tech Centre                Hong Kong             10,000          100                   Property
   Limited                                        HK$1 shares
  Olinda Limited                 Hong Kong     2 HK$10 shares          100                   Property
  Plaza Hollywood                Hong Kong      2 HK$1 shares          100        Property management
   Management
   Limited
  Roville Company                Hong Kong      2 HK$1 shares          100                   Property
   Limited
  Solana                         Hong Kong                100          100                   Property
   Limited                                       HK$10 shares
  Spring Wealth                    British                500          100            Holding company
   Investments              Virgin Islands        US$1 shares
   Limited

# WHARF CHINA                       Cayman        500,000,000          100            Holding company
  LIMITED                          Islands        US$1 shares
Wharf Estates                      British                500          100            Holding company
  China Limited             Virgin Islands        US$1 shares
  Cheerwill                        British                500          100            Holding company
   Properties               Virgin Islands        US$1 shares
   Limited
  Keithman                       Hong Kong             10,000           80            Holding company
   Company Limited                                HK$1 shares
  Rumba Company                  Hong Kong             10,000           82            Holding company
   Limited                                        HK$1 shares
  Wharf Beijing                  Hong Kong      2 HK$1 shares          100            Holding company
   Limited
  Wharf Chongqing                Hong Kong      2 HK$1 shares          100            Holding company
   Limited
  Wharf Dalian                   Hong Kong      2 HK$1 shares          100            Holding company
   Limited
  Shanghai Times              The People's         US$500,000          100        Property management
   Square Property                Republic
   Management                     of China
   (Shanghai)
   Company Limited
  Wharf Shanghai                 Hong Kong         10,000,000          100            Holding company
   Limited                                        HK$1 shares
  Wharf Wuhan                    Hong Kong      2 HK$1 shares          100            Holding company
   Limited

AT DECEMBER 31, 2002

                                                    ISSUED
                                                SHARE CAPITAL
                                                 (all being        PERCENTAGE
                                               ordinary shares      OF EQUITY
                               PLACE OF       and fully paid up   ATTRIBUTABLE
                            INCORPORATION/         except            TO THE             PRINCIPAL
      SUBSIDIARIES            OPERATION       otherwise stated)       GROUP            ACTIVITIES
-------------------------------------------------------------------------------------------------------
Logistics
  Wharf Transport             Hong Kong          2 HK$1 shares         100           Holding company
   Investments Limited
  The "Star" Ferry            Hong Kong              1,440,000         100          Public transport
   Company, Limited                                HK$5 shares
  Hong Kong                   Hong Kong             21,937,500         100          Public transport
   Tramways, Limited                               HK$5 shares
  Metropark Limited           Hong Kong         2 HK$10 shares         100        Carpark management
  Modern Terminals            Hong Kong                 76,891          55        Container terminal
   Limited                                     HK$1,000 shares

Hotels
  Wharf Hotel                    Cayman            500,000,000         100           Holding company
   Investments                  Islands            US$1 shares
   Limited
  Marco Polo Hotels           Hong Kong         2 HK$10 shares         100          Hotel management
   Management
   Limited
  The Hongkong                Hong Kong                100,000          67        Hotel and property
   Hotel Limited                                   HK$1 shares
  The Marco Polo              Hong Kong                  1,000         100           Hotel operation
   Hotel (Hong Kong)                               HK$1 shares
   Limited
  The Prince Hotel            Hong Kong          2 HK$1 shares         100           Hotel operation
   Limited

# WHARF                       Hong Kong              1,000,000         100           Holding company
   COMMUNICATIONS                                 HK$10 shares
   LIMITED (Formerly
   Wharf Communications
   Investments Limited)

  COL                         Hong Kong                 40,000         100         Computer services
   Limited                                       HK$500 shares

AT DECEMBER 31, 2002

                                                    ISSUED
                                                SHARE CAPITAL
                                                 (all being        PERCENTAGE
                                               ordinary shares      OF EQUITY
                               PLACE OF       and fully paid up   ATTRIBUTABLE
                            INCORPORATION/         except            TO THE             PRINCIPAL
      SUBSIDIARIES            OPERATION       otherwise stated)       GROUP            ACTIVITIES
--------------------------------------------------------------------------------------------------------
  Hong Kong Cable                Hong Kong        2 HK$1 shares         79          Advertising airtime,
   Enterprises Limited                                                             programming licensing
   (Formerly Global                                                                  and online shopping
   Media In Force
   Limited)
  Hong Kong Cable                Hong Kong        1,000,000,000         79       Pay television services
   Television Limited                               HK$1 shares
* i-CABLE                        Hong Kong        2,014,000,000         79               Holding company
   Communications                                   HK$1 shares
   Limited
  i-CABLE                        Hong Kong      100 HK$1 shares         79             Network operation
   Network Limited                            2 HK$1 non-voting                                 services
                                                deferred shares
  i-CABLE Satellite              Hong Kong        2 HK$1 shares         79                  Non-domestic
   Television Limited                                                                television services
  i-CABLE WebServe               Hong Kong        2 HK$1 shares         79                  Internet and
   Limited                                                                           multimedia services
  Wharf T&T                      Hong Kong          100,000,000        100             Telecommunication
   Limited (Formerly                                HK$1 shares
   Wharf New T&T
   Limited)
  Rediffusion                    Hong Kong                1,000         79          Satellite television
   Satellite Services                              HK$10 shares                                 services
   Limited

INVESTMENT AND OTHERS
  Wharf Limited                  Hong Kong       2 HK$10 shares        100           Management services
# Fast Lane                        British                  500        100                       Finance
   Investments              Virgin Islands          US$1 shares
   Limited
  Fortune Growth                 Hong Kong        2 HK$1 shares        100                       Finance
   Investments Limited
  Serenade                       Hong Kong        2 HK$1 shares        100                       Finance
   Investments
   Limited
  Success Record                 Hong Kong        2 HK$1 shares        100                       Finance
   Limited
# Wharf Capital                     Cayman                1,000        100                       Finance
   International                   Islands          US$1 shares
   Limited

AT DECEMBER 31, 2002

                                                    ISSUED
                                                SHARE CAPITAL
                                                 (all being        PERCENTAGE
                                               ordinary shares      OF EQUITY
                               PLACE OF       and fully paid up   ATTRIBUTABLE
                            INCORPORATION/         except            TO THE             PRINCIPAL
      SUBSIDIARIES            OPERATION       otherwise stated)       GROUP            ACTIVITIES
--------------------------------------------------------------------------------------------------------
  Wharf Finance                    British               500           100                  Finance
   (BVI) Limited            Virgin Islands       US$1 shares
# Wharf International               Cayman               500           100                  Finance
   Finance Limited                 Islands       US$1 shares
# Wharf Hong                        Cayman       500,000,000           100          Holding company
   Kong Limited                    Islands       US$1 shares
  Wharf International               Cayman               500           100               Investment
   Investments                     Islands       US$1 shares
   Limited

                                                           PERCENTAGE
                                                            OF EQUITY
                              PLACE OF                    ATTRIBUTABLE
                           INCORPORATION/    CLASS OF        TO THE            PRINCIPAL
       ASSOCIATES            OPERATION        SHARES          GROUP           ACTIVITIES
--------------------------------------------------------------------------------------------
Property
  Diamond Hill                   British     Ordinary           33         Holding company
   Development            Virgin Islands
   Holdings Limited
  Harriman Leasing             Hong Kong     Ordinary           50           Leasing agent
   Limited
  Hopfield Holdings              British     Ordinary           33         Holding company
   Limited                Virgin Islands
  Salisburgh                   Hong Kong     Ordinary           33                Property
   Company Limited
  Kowloon Properties           Hong Kong     Ordinary           33                Property
   Company Limited

All the subsidiaries listed above were, as at December 31, 2002, indirect subsidiaries of the Company except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

#  Subsidiaries held directly

*  Listed companies

                                                                   SCHEDULE III

                THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES
                    Real Estate and Accumulated Depreciation
                      For the year ended December 31, 2002
                           (Expressed in HK$ Million)




     Column A                                           Column B                 Column C                      Column D
     --------                                           --------          ----------------------    ----------------------------


                                                                            Initial cost to          Cost capitalised subsequent
                                                                                 group                     to acquisition

                                                                                                                      (Note 2)
                                                                                      Building
                                                                                        and                           Carrying
    Description                                        Encumbrances       Land      improvements     Improvements      costs
    -----------                                        ------------       ----      ------------     ------------     --------
 Investment Properties

     Gateway Tower II, Tsimshatsui, Hong Kong (Note)     $  4,457       $      7      $     -        $   5,284        $      -
     Times Square, Causeway Bay, Hong Kong                      -             76                         2,838
     Gateway Tower, Tsimshatsui, Hong Kong (Note)               -              1            -            1,244               -
     Ocean Galleries, Tsimshatsui, Hong Kong (Note)             -              5            -              748               -
     Ocean Centre, Tsimshatsui, Hong Kong (Note)                -              1            -              263               -
     Plaza Hollywood, Diamond Hill, Hong Kong                   -          1,574        1,521            1,521               -
     Other investment properties whose
        individual value is less than 5%
       of the property value                                  573          2,296          852            4,840               -
                                                         --------       --------      -------        ---------        -------
     Total Investment Properties                         $  5,030       $  3,960      $ 2,373        $  16,738        $      -
                                                         --------       --------      -------        ---------        -------

 Hotel and Other Properties
       whose individual value is less than 5% of
        total property value                             $      -       $    100      $     7        $     672        $      -
                                                         --------       --------      -------        ---------        -------
                                                         $      -       $    100      $     7        $     672        $      -
                                                         --------       --------      -------        ---------        -------
                                                         --------       --------      -------        ---------        -------
                                                         $  5,030       $  4,060      $ 2,380        $  17,410        $      -
                                                         ========       ========      =======        =========        =======





     Column A                                                              Column E                                Column F
     --------                                              ---------------------------------------------         ------------


                                                                Gross amount at which carried at
                                                                       December 31, 2002


                                                                     Building
                                                                       and        Revaluation                     Accumulated
    Description                                            Land    improvements     Surplus        Total         depreciation
    -----------                                            ----    ------------     -------        -----         ------------
 Investment Properties

     Gateway Tower II, Tsimshatsui, Hong Kong (Note)    $     7      $   5,284      $   7,180      $ 12,471            N/A
     Times Square, Causeway Bay, Hong Kong                   76          2,838          8,868        11,782            N/A
     Gateway Tower, Tsimshatsui, Hong Kong (Note)             1          1,244          3,630         4,875            N/A
     Ocean Galleries, Tsimshatsui, Hong Kong (Note)           5            748          4,168         4,921            N/A
     Ocean Centre, Tsimshatsui, Hong Kong (Note)              1            263          4,619         4,883            N/A
     Plaza Hollywood, Diamond Hill, Hong Kong             1,574          1,521           (65)         3,030            N/A
     Other investment properties whose
        individual value is less than 5%
       of the property value                              2,296          4,840          2,570         9,706            N/A
                                                        -------      ---------      ---------       --------      ---------
     Total Investment Properties                        $ 3,960      $  16,738      $  30,970       $ 51,668           N/A
                                                        -------      ---------      ---------       --------      ---------
                                                                                                                   (Note 5)
 Hotel and Other Properties
       whose individual value is less than 5% of
        total property value                            $   100      $     672      $   3,283       $  4,055       $      -
                                                        -------      ---------      ---------       --------      ---------
                                                        $   100      $     672      $   3,283       $  4,055       $      -
                                                        -------      ---------      ---------       --------      ---------
                                                        -------      ---------      ---------       --------      ---------
                                                        $ 4,060      $  17,410      $  34,253       $ 55,723       $      -
                                                        =======      =========      =========       ========      =========
                                                                                                     (Note 3)      (Note 4)



     Column A                                             Column G           Column H        Column I
     --------                                           -------------       ----------     -----------


                                                                                              Life on
                                                                                               which
                                                                                            depreciated
                                                                                             in latest
                                                          Date of                             income
                                                        completion of           Date         statement
    Description                                         construction          acquired      is computed
    -----------                                         -------------         --------      -----------
 Investment Properties

     Gateway Tower II, Tsimshatsui, Hong Kong (Note)       1998/99              1881             N/A
     Times Square, Causeway Bay, Hong Kong                   1993               1974             N/A
     Gateway Tower, Tsimshatsui, Hong Kong (Note)            1994               1881             N/A
     Ocean Galleries, Tsimshatsui, Hong Kong (Note)        1981/83              1881             N/A
     Ocean Centre, Tsimshatsui, Hong Kong (Note)             1977               1881             N/A
     Plaza Hollywood, Diamond Hill, Hong Kong                1997               1999             N/A
     Other investment properties whose
        individual value is less than 5%
       of the property value                               Various            Various            N/A

     Total Investment Properties


 Hotel and Other Properties
       whose individual value is less than 5% of
        total property value                               Various            Various          Various


Note: The total encumbrances is $5,030 million

                                                                  SCHEDULE III

                THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

             Real Estate and Accumulated Depreciation - (Continued)
                      For the year ended December 31, 2002
                           (Expressed in HK$ Million)



Notes:

Note 1: The schedule includes investment properties, hotel properties and other properties which are not used in the Company's business, and excludes properties held for / under redevelopment and properties used in the Company's business.

Note 2: The determination of these amounts is not practicable and, accordingly, they are included in improvements.

Note 3: The changes in total cost or valuation of properties for the years ended December 31, 2002, 2001, and 2000 are as follows :



                                                                                2002            2001             2000
                                                                             ---------        --------         --------
         Balance at beginning of the financial year                           $ 60,801        $ 64,286         $ 61,235
         Additions and properties acquired                                           -              29              833
         Disposal of investment properties                                           -              (5)              (1)
         Reclassification (to) / from properties under or held for
             redevelopment                                                       1,117           1,162             (137)
         Reclassification from properties held for sale                              -               -                3
         Revaluation deficit                                                    (6,195)         (4,671)           2,353
                                                                              --------        --------         --------
         Balance at end of the financial year                                 $ 55,723        $ 60,801         $ 64,286
                                                                              ========        ========         ========




Note 4: The changes in accumulated depreciation and amortisation for the years ended December 31, 2002, 2001, and 2000 are as follows :


                                                                                2002            2001             2000
                                                                             ---------        --------         --------

         Depreciation and amortisation charged to operating profit            $     12        $     12         $     12
         Written back on disposal of properties                                      -               -                -
         Written back on revaluation                                               (12)            (12)             (12)
                                                                              --------        --------         --------
         Balance at end of the financial year                                 $      -        $      -         $      -
                                                                              ========        ========         ========


Note 5 : The commercial section of The Hong Kong Hotel which is classified as "investment properties" in the financial statements is classified as hotel properties for the purpose of this schedule.

                                  EXHIBIT INDEX




Exhibit
Number             Description
-------            -----------


1                 Amended Articles of Association of the Company.

2.2.1 Indenture, dated as of November 7, 1994, among the Issuer, the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, incorporated by reference to the Company's registration statement on Form F-1 filed on October 11, 1994 (File No. 33-84952).

2.2.2 Registration Rights Agreement, dated March 13, 1997, among the Issuer, the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities Inc. and J.P. Morgan Securities Inc., as Purchasers, incorporated by reference to the Company's registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

2.2.3 Form of 7 5/8% Guaranteed Note due 2007, incorporated by reference to the Company's registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

8.1 List of significant subsidiaries and associates of the Company as of December 31, 2002.

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.