Form 20-F
period 2003-12-31
WHARF HOLDINGS LTD
filed 2004-06-30
CIK 931239

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 20-F

ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2003

COMMISSION FILE NUMBER 33-84952-01

THE WHARF (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

HONG KONG
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

(I) GUARANTEES RELATING TO US$188,165,000 8 7/8% GUARANTEED NOTES DUE 2004
(II) GUARANTEES RELATING TO US$309,245,000 7 5/8% GUARANTEED NOTES DUE 2007
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,447,476,629 ORDINARY SHARES, PAR VALUE HK$1 EACH

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects,” “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report are not historical facts and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”). From time to time, The Wharf (Holdings) Limited (the “Company”) has made or may make other forward-looking statements orally or in writing. Such forward-looking statements may be included in, among other things, press releases, filings with or submissions to the Securities and Exchange Commission, reports to shareholders and bondholders and other communications made by or with the approval of an authorized executive officer.

Words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance identify forward-looking statements, but they are not the only way such statements are identified. All forward-looking statements constitute management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Among the important factors that could cause the Company’s actual results or performance to differ materially from those in the forward-looking statements are the economic and political environment in both Hong Kong and China, property values and liquidity of the Hong Kong property market, growth trends and emerging technologies (together with the associated capital investment required) that affect the Company’s communications business and the anticipated rise in interest rate starting from second half of 2004.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this document. The Company cautions you not to place undue reliance on the forward-looking statements, which speak only as at the date of this document. Except as required by law, the Company is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or any person acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The selected data presented below under the captions “Income Statement Data” and “Balance Sheet Data” for, and as of the end of, each of the years from January 1, 1999 to December 31, 2003, is derived from the consolidated financial statements of the Company (the “Financial Statements”), which have been audited by KPMG, Independent Registered Public Accounting Firm . The consolidated financial statements as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, and the report thereon, are included elsewhere in this Annual Report.

The Financial Statements have been prepared in accordance with Hong Kong generally accepted accounting principles (“Hong Kong GAAP”). Hong Kong GAAP differs in certain significant respects from United States generally accepted accounting principles (“US GAAP”). See Note 34 to the Financial Statements for details of significant differences between Hong Kong GAAP and US GAAP as they relate to the Company.

See also “Information on the Company - Business Overview,” “Operating and Financial Review and Prospects” and the Financial Statements.

	YEAR ENDED DECEMBER 31,
					2002		2001		2000		1999
	2003		2003		RESTATED (1)		RESTATED (1)		RESTATED (1)		RESTATED (1)
	(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Amounts prepared in accordance with Hong Kong GAAP
Turnover (2)	US$	1,449	HK$	11,253	HK$	11,333	HK$	11,725	HK$	12,023	HK$	10,521

Operating profit before borrowing costs and net other gains/(charges) (2)		650		5,050		5,341		5,052		5,543		4,893
Borrowing costs		(62)		(480)		(755)		(1,106)		(1,593)		(1,939)

Operating profit before net other gains/(charges)		588		4,570		4,586		3,946		3,950		2,954
Net other gains/(charges)		(14)		(107)		(434)		(99)		(136)		1,254

Operating profit after borrowing costs and net other gains/(charges)		574		4,463		4,152		3,847		3,814		4,208
Share of profits less losses of associates		38		292		(495)		(281)		(154)		64

Profit before taxation		612		4,755		3,657		3,566		3,660		4,272
Taxation		(122)		(952)		(729)		(507)		(435)		(264)

Profit after taxation		490		3,803		2,928		3,059		3,225		4,008
Minority interests		(98)		(760)		(669)		(640)		(731)		(687)

Profit attributable to shareholders		392	HK$	3,043	HK$	2,259	HK$	2,419	HK$	2,494	HK$	3,321

Basic and diluted earnings per share	US$	0.16	HK$	1.24	HK$	0.92	HK$	0.99	HK$	1.02	HK$	1.43

Amounts prepared in accordance with US GAAP(3)
Profit attributable to shareholders (“Net income”)		324		2,514		1,914		1,055		1,906		3,770

Basic and diluted net income per share	US$	0.13	HK$	1.03	HK$	0.78	HK$	0.43	HK$	0.78	HK$	1.62

(1)	Pursuant to the adoption of Statement of Standard Accounting Practice 1 (“SSAP 1”) (revised) “Presentation of financial statements,” Statement of Standard Accounting Practice 9 (“SSAP 9”) (revised) “Events after the balance sheet date,” Statement of Standard Accounting Practice 12 (“SSAP 12”) (revised) “Income taxes,” Statement of Standard Accounting Practice 24 (“SSAP 24”) “Accounting for investments in securities,” Statement of Standard Accounting Practice 28 (“SSAP 28”) “Provisions, contingent liabilities and contingent assets,” Statement of Standard Accounting Practice 31 (“SSAP 31”) “Impairment of assets” and Interpretation 9 “Accounting for pre-operating costs,” certain figures have been reclassified or restated. For the restatement pursuant to the adoption of revised SSAP 12 retrospectively from January 1, 2003, figures for 2000 and 1999 could not be restated without unreasonable effort or expense. See Note 10 to the Financial Statements for further details.

(2)	For an analysis of consolidated turnover and operating profit by business segment before borrowing costs and net other gains/ (charges), see “Operating and Financial Review and Prospects.” Operating profit includes income from investments in securities and is after deducting depreciation expenses.

(3)	For further information regarding differences between Hong Kong GAAP and US GAAP, see Note 34 to the Financial Statements.

	AT DECEMBER 31,
					2002		2001		2000		1999
	2003		2003		RESTATED (1)		RESTATED (1)		RESTATED (1)		RESTATED (1)
	(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Amounts prepared in accordance with Hong Kong GAAP
Fixed assets	US$	9,160	HK$	71,120	HK$	69,044	HK$	74,445	HK$	77,237	HK$	73,362
Goodwill		45		347		397		419		—		—
Long term deposits		20		156		156		468		—		—
Interest in associates		267		2,075		3,367		3,389		4,972		5,197
Long-term investments		179		1,392		1,178		1,088		1,901		5,258
Deferred debtors (2)		57		439		459		485		433		506
Deferred items (3)		56		432		468		533		570		575
Deferred tax assets (4)		14		112		108		103		—		—
Current assets		655		5,089		5,945		7,637		7,390		12,536

Total assets	US$	10,453	HK$	81,162	HK$	81,122	HK$	88,567	HK$	92,503	HK$	97,434

Non-current liabilities (including long-term debt)(5)	US$	1,623	HK$	12,605	HK$	16,673	HK$	17,441	HK$	17,156	HK$	26,673
Minority interests		518		4,021		3,681		3,693		4,026		5,391
Deferred taxation (4)		225		1,748		1,614		1,493		478		507
Current liabilities		1,437		11,160		11,420		12,181		12,893		9,122

Total liabilities	US$	3,803	HK$	29,534	HK$	33,388	HK$	34,808	HK$	34,553	HK$	41,693

Net assets	US$	6,650	HK$	51,628	HK$	47,734	HK$	53,759	HK$	57,950	HK$	55,741

Share capital	US$	315	HK$	2,447	HK$	2,447	HK$	2,447	HK$	2,446	HK$	2,446
Reserves		6,335		49,181		45,287		51,312		55,504		53,295

Shareholders’ funds	US$	6,650	HK$	51,628	HK$	47,734	HK$	53,759	HK$	57,950	HK$	55,741

Number of shares		N/A		2,447		2,447		2,447		2,446		2,446

Dividends declared per share	US$	0.08	HK$	0.6075	HK$	0.56	HK$	0.78	HK$	0.78	HK$	0.78

Amounts prepared in accordance with US GAAP (6)
Shareholders’ funds (“shareholders’ equity”)	US$	1,865	HK$	14,486	HK$	12,711	HK$	12,940	HK$	13,373	HK$	14,226

(1)	Pursuant to the adoption of Statement of Standard Accounting Practice 1 (“SSAP 1”) (revised) “Presentation of financial statements,” Statement of Standard Accounting Practice 9 (“SSAP 9”) (revised) “Events after the balance sheet date,” Statement of Standard Accounting Practice 12 (“SSAP 12”) (revised) “Income taxes,” Statement of Standard Accounting Practice 24 (“SSAP 24”) “Accounting for investments in securities,” Statement of Standard Accounting Practice 28 (“SSAP 28”) “Provisions, contingent liabilities and contingent assets,” Statement of Standard Accounting Practice 31 (“SSAP 31”) “Impairment of assets” and Interpretation 9 “Accounting for pre-operating costs,” certain figures have been reclassified or restated. For restatement pursuant to adoption of revised SSAP 12 retrospectively from January 1, 2003, figures for 2000 and 1999 could not be restated without unreasonable effort or expense. See Note 10 to the Financial Statements for further details.

(2)	Deferred debtors represent receivables due after more than one year. See Note 16 to the Financial Statements.

(3)	Deferred items include prepaid revenue expenses, programming library and defined benefit pension scheme assets.

(4)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits. These figures arose from the adoption of revised SSAP 12 and figures for 2000 and 1999 were not restated, as mentioned in note (1) above.

(5)	Non-current liabilities include bonds, notes, bank loans, and club debentures. See Notes 24 and 26 to the Financial Statements.

(6)	For further information regarding differences between Hong Kong GAAP and US GAAP, see Note 34 to the Financial Statements.

EXCHANGE RATES

The Company publishes its financial statements in Hong Kong dollars. References in this annual report to “HK dollars” and “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong, and references to “US dollars” and “US$” are to United States dollars. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain HK dollar amounts into US dollar amounts at specified rates. These translations should not be construed as representations that the HK dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated. Unless otherwise stated, the translations of HK dollars into US dollars have been made at the rate of US$1.00 = HK$7.7640, the noon buying rate in New York City for cable transfers in Hong Kong dollars, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The noon buying rate in New York City for cable transfers in Hong Kong dollars, as certified for customs purposes by the Federal Reserve Bank of New York, on June 23, 2004 was US$1.00 = HK$7.8000.

Any discrepancies between totals and sums of components in the tables contained herein are due to rounding.

The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since October 17, 1983, the Hong Kong dollar has been officially linked to the US dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with US dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in US dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China.

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

The following table sets out, for the periods and rates indicated the average noon buying rates between the Hong Kong dollar and the US dollar (in HK$  per US$) in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	HIGH(1)	LOW(1)
	(HK$ Per US$1.00)
2003
December	7.7628	7.7670
2004
January	7.7632	7.7775
February	7.7686	7.7845
March	7.7842	7.7980
April	7.7870	7.8000
May	7.7895	7.8010

AVERAGE
RATE(2)
(HK$ Per
YEAR ENDED DECEMBER 31,	US$1.00)
1999	7.7599
2000	7.7936
2001	7.7996
2002	7.7996
2003	7.7876

(1)	These figures represent the high and low exchange rates for each month during the previous six months.

(2)	Averages are based on monthly period-end daily noon buying rates for cable transfers in New York City certified for customs purposes by The Federal Reserve Bank of New York.

The Basic Law, Hong Kong’s “mini constitution,” provides that the Hong Kong dollar is the legal tender in the Hong Kong Special Administrative Region (“Hong Kong SAR”). The Basic Law also provides that the Hong Kong dollar shall remain freely convertible and that no exchange control restrictions shall be applied in the Hong Kong SAR.

As a step to strengthen cooperation with regional central banks and monetary authorities, the Hong Kong Monetary Authority has entered into bilateral repurchase agreements with eight central banks and monetary authorities in its region, including Australia, China, Indonesia, Japan, Malaysia, the Philippines, Singapore and Thailand. Under these bilateral agreements, the central banks and monetary authorities would, when needed, provide liquidity on a bilateral basis using United States government securities as collateral. This is intended to enhance the liquidity of each other’s foreign currency reserves.

RISK FACTORS

Economic, political and legal developments in Hong Kong could negatively affect the Company’s business.

A substantial majority of the Company’s assets are located in Hong Kong and a substantial majority of the Company’s revenue is derived from Hong Kong. As a result, the Company’s results of operations and financial condition are significantly influenced by the general state of the Hong Kong economy and by the political and legal situation in Hong Kong.

During the Asian financial crisis that began in 1997, Hong Kong, along with many other Asian countries, experienced significant adverse economic developments, including increased interest rates, reduced economic growth rates, corporate bankruptcies, declines in market values of property assets and shares listed on stock exchanges and decreases in foreign currency reserves. From 1999 to 2000, Hong Kong’s economy made a gradual recovery. In 2000, Hong Kong’s economy registered a gross domestic product (“GDP”) growth of 10.2%, but from 2001 onwards, the economic recovery stalled, with GDP growth of only 0.5%, 1.9% and 3.2% recorded in 2001, 2002 and 2003, respectively. In addition, as reflected by the Consumer Price Index of negative 1.6%, 3.0% and 2.6% for 2001, 2002 and 2003 respectively, Hong Kong is still experiencing deflation. In addition, any unpredicted disruption of Hong Kong’s economic recovery, such as an upsurge in interest rates, persistent high oil prices or attempts by China’s central government to slow economic growth, may have an adverse impact on the Company’s financial condition, asset values, results of operations and prospects.

Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own government and legislature. The Joint Declaration between the Chinese and British governments and the Basic Law, the “mini-constitution” of Hong Kong, provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy, that the socialist system and policies of mainland China will not be practiced in Hong Kong, and that Hong Kong’s capitalist system and way of life shall remain unchanged for 50 years. Since July 1, 1997, when China resumed the exercise of sovereignty over Hong Kong, Hong Kong has enjoyed a high degree of autonomy. If there were any change in the political or legal environment in Hong Kong, however, the Company’s business and financial condition could be adversely affected.

Outbreaks of infectious diseases in Hong Kong and China could negatively affect the Company’s business.

More than one year after outbreak of SARS in Hong Kong and China, there are still many unknowns about SARS. Moreover, during the first quarter of 2004, there was an outbreak of Avian Flu, another infectious disease, in various Asian countries. A renewed outbreak of SARS or of another infectious disease in Hong Kong (made more likely by the relaxation of travel restrictions on individuals from China) could adversely affect Hong Kong’s economy and the Company’s business, especially the performance of its hotel business. This may also indirectly affect retail rental income, as lessees of retail outlets may be unwilling to renew their leases upon expiry should the above mentioned diseases persist for a considerable period of time.

Hong Kong property values are volatile, which could hurt the Company’s business.

A substantial majority of the Company’s property portfolio is located in Hong Kong. The Hong Kong property market has been extremely cyclical. From the second half of 1997 to the end of 1998, property values decreased dramatically and fell on average by approximately 44% before stabilizing again in 1998. Following a period of relative stability from 1998 to late 2000, Hong Kong property values fell again in 2001 and 2002, causing the value of the Company’s investment and hotel property at December 31, 2001, and December 31, 2002, to decrease in value by 8% and 11% as compared to 2000 and 2001, respectively. At December 31, 2003, the value of the Company’s investment and hotel property improved by 4% due to a rebound of the Hong Kong property market in the second half of 2003. Continuing stabilisation of and increases in property values may also depend on successful resolution of several problems, including Hong Kong’s high unemployment rate and large Government deficits. These problems or others may adversely affect the Company’s property business segment.

Historically, Hong Kong property values have been affected by supply and demand of comparable properties, the amount of new land made available by the Hong Kong government as well as by MTR Corporation Limited and the Kowloon-Canton Railway Corporation over or near the stations of their mass transport network to third parties and the rate of economic growth in Hong Kong and political and economic developments in China, among other factors. Because leases of Hong Kong commercial properties are usually for a short duration (typically three years) compared to longer terms typical in the United States and other Western countries, the Company’s rental income from property is subject to fluctuations in the Hong Kong property market and experiences more frequent adjustments than would be the case in other real estate markets. For example, in 2003, the average rental rate for Harbour City office space fell for the third straight year due to lower rental rates were achieved on renewals of leases on expiries. Times Square also recorded a decline in average office rental rate in 2003 after standing stable for two consecutive years.

The Company’s business may be hurt if the Company is unable to acquire land at low cost.

Property is the Company’s most important business segment. The Company has enjoyed a competitive advantage in this segment because its two major developments in Hong Kong, Harbour City and Times Square, are on land that the Company acquired at relatively low cost decades ago. Most of the Company’s holdings of such low-cost land have been fully developed. There can be no assurance that the Company will be able to obtain additional land for property development at similarly low prices in the future.

Economic policies in China may negatively affect the property development business in China

Recently, the government of China introduced a series of policies to curb its overheating economy, including policies to prevent excessive rises in property prices. As a result of these policies and the likelihood of higher interest rates, which may increase the cost of construction, the profit margin of the Company’s property development business in China may decline.

The impact of China’s official entry into the World Trade Organization (“WTO”) on the Company’s business is uncertain.

Historically, Hong Kong’s economic development has been closely tied to economic events in China, due in part to China’s reliance on economic and trade services from Hong Kong and Hong Kong’s investment in China. China’s WTO membership might lead to a strengthening of this positive relationship. Alternatively, China’s WTO membership might lead to an increase in the pace of China’s economic development independent of Hong Kong, which could lead to a contraction in Hong Kong’s economy and the Company’s business.

Restrictions on direct shipping between China and Taiwan, which benefit the Company’s container terminal business, could be relaxed or removed.

Hong Kong’s port serves as the transfer point for substantially all shipping traffic between Taiwan and China. Most of the shipping traffic is routed through Hong Kong because of governmental restrictions on direct shipping between China and Taiwan. These restrictions have recently been relaxed very slightly, and direct shipping between Taiwan and China has commenced on a very limited basis. If these restrictions were further relaxed or eliminated, the Company’s container terminal business in Hong Kong could be adversely affected.

Competition from new container terminals in China may adversely affect the Company’s results in the logistics segment.

Since the early 1990s, new container terminals have been built in Shenzhen, China, adjacent to Hong Kong that compete directly with the Company’s container terminal business. Because these new container terminals have lower operating costs and are located in closer proximity to China’s Pearl River Delta manufacturing base, Hong Kong container terminals have lost market share during the past 5 years, and this trend is expected to continue. Shenzhen ports are expected to continue to absorb the majority of market growth, which could adversely affect the Company’s results in the Logistics segment.

The rapid pace of technological change and the highly competitive environment of the Company’s Communications, Media and Entertainment segment may adversely affect the Company’s results in this segment.

The Company’s i-CABLE subsidiary supplies subscription television, Internet access and related services—businesses that are characterized by rapidly changing technology, industry standards and subscriber needs. The market for these services in Hong Kong is highly competitive. The rapidly emerging nature of these services may require i-CABLE to respond quickly to changes in these markets through additional capital investment including enhancement of its programming. The Company’s telecommunications subsidiary, Wharf T&T, operates in an increasingly deregulated and liberalized marketplace. The pace of change and level of competition in the telecommunications market may result in changes causing Wharf T&T to suffer price reductions, reduced gross margins or lower market share, any of which could affect the Company’s profitability.

Failure to renew i-CABLE’s subscription television broadcasting license, or the renewal of such license on terms less favorable than the current terms, may adversely affect the Company’s results in the Communications, Media, and Entertainment segment.

The subscription television broadcasting license of the Company’s i-CABLE subsidiary will expire on May 31, 2005. i-CABLE applied to the Hong Kong government to renew the license in June 2003. The government has preliminarily approved the renewal of the license for a period of twelve years following May 31, 2005, without significant changes to license conditions. and will produce a draft new license for i–CABLE’s review. In line with the government’s deregulation philosophy, new pro-competition conditions may be imposed on i-CABLE to continue its service. If the license is renewed on terms less favorable than the current terms, the profitability of i-CABLE’s pay-TV business may be adversely affected. In the extreme case, if the license is not renewed, i-CABLE will cease to operate its pay-TV business, which could adversely affect the Company’s results in the Communications, Media and Entertainment segment.

The Company is a holding company with no revenue-generating operations of its own, and holders of the Company’s securities will not have any direct claims on any of the Company’s income from business operations.

The Company is a holding company and does not directly conduct any business operations. Holders of the Company’s securities will not have any direct claims on any of the Company’s income from business operations because these business operations are carried out by several operating subsidiaries of the Company. In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary of the Company, the rights of holders of the Company’s securities to participate in a distribution of the assets of that subsidiary will rank behind that subsidiary’s creditors, including trade creditors and preferred stockholders, if any, except to the extent that the Company might have claims against such subsidiary.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Wharf (Holdings) Limited was incorporated in Hong Kong on November 15, 1886, with limited liability. The Company’s shares are listed on The Stock Exchange of Hong Kong Limited. The operation of the Company is governed by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Company’s name changed to The Wharf (Holdings) Limited effective October 6, 1986.

The Company’s registered office is located at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong. Its telephone number is (852) 2118-8118.

BUSINESS OVERVIEW

The Wharf (Holdings) Limited, founded in 1886, is strategically focused on Hong Kong and China through its business operations in long-term property investment, communications, media and entertainment (which we refer to as CME) and logistics (container and sea/air terminals). The Company has five core brands spanning these business operations: (1) Harbour City; (2) Times Square; (3) i-CABLE; (4) Wharf T&T and (5) Modern Terminals.

CAPITAL EXPENDITURES

The following table sets forth the Company’s capital expenditures for the years ended December 31, 2001, 2002 and 2003.

	2003	2002	2001
	(HK$ MILLIONS)	(HK$ MILLIONS)	(HK$ MILLIONS)
Property investment	176	336	354
Logistics	446	512	682
CME
i-CABLE	507	644	703
Telecommunications	517	678	841
Others	30	4	8

TOTAL	1,676	2,174	2,588

See “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of principal capital expenditure currently in progress and capital commitments as at December 31, 2003.

PROPERTY INVESTMENT

The Company owns and manages a portfolio of office, retail, residential, industrial-office/industrial and hotels properties in Hong Kong and China held for investment totalling approximately 15.3 million gross square feet. This property portfolio, which excludes certain properties held for redevelopment and for Company use, was independently valued at HK$58.0 billion (US$7.5 billion) at December 31, 2003, by Chesterton Petty Limited, an independent licensed property appraiser. Chesterton Petty Limited bases its assessment on the best price at which the Company could reasonably be expected to have completed the unconditional sale of its interest in the properties for cash consideration in light of the market conditions at the time of the assessment. In addition, the Company had approximately 10.8 million gross square feet of properties under development in Hong Kong and China at December 31, 2003, which are not all wholly owned by the Company. Some of these properties under development will be retained as long-term investments, while others are intended for sale.

The Company focuses on the long-term ownership and management of prime investment properties, both in Hong Kong and China. Two sub-divisions of the Company manage the Hong Kong property portfolio: Wharf Estates Limited and Wharf Estates Development Limited. Wharf Estates Limited manages Harbour City (including the Company’s hotels within Harbour City) and Times Square, two of the Company’s core brands, and also Plaza Hollywood, which was previously managed by Wharf Estates Development Limited. Harbour City and Times Square together contribute well over half of the Company’s total assets, with 8.3 million gross square feet and 2.0 million gross square feet, respectively, consisting in the aggregate of 5.5 million gross square feet of office space, 2.8 million gross square feet of retail space, 0.7 million gross square feet of service apartment space and 1.3 million gross square feet of hotel space (three hotels with 1,489 rooms). Plaza Hollywood is a retail mall of 0.6 million gross square feet. Other investment properties in Hong Kong totalling 1.9 million gross square feet are managed by Wharf Estates Development Limited and are comprised of 0.4 million gross square feet of office space, 0.3 million gross square feet of residential space and 1.2 million gross square feet of industrial-office/industrial space. China property investment totalling 2.5 million gross square feet, comprising 0.9 million gross square feet of office space, 1.4 million gross square feet of retail space and 0.2 million gross square feet of residential space, is managed by Wharf Estates China Limited.

The Company’s property investment segment has been the largest contributor to the Company’s turnover and profit. For the year ended December 31, 2003, property investment including hotels accounted for HK$2,901 million (US$374 million) or 57.4% of the Company’s operating profit (before borrowing costs), compared to HK$3,125 million or 58.5% for the year ended December 31, 2002. The decrease in profit of 7.2% mainly resulted from unfavorable results from hotel operations, which were a consequence of the SARS epidemic, and a reduction in office rentals.

The Company’s property strategy is to hold core properties as long-term investments, both in Hong Kong and China. In certain instances, however, the Company may sell properties that it considers non-core assets. The Company believes that its program of regular maintenance and improvements, and its expertise in property management, marketing and human resources, enhance the value of its investment properties. In general, the Company’s properties have consistently sustained high occupancy rates and attracted high-quality tenants, including many multinational corporations and prominent retailers.

“Gross Square Feet” in this annual report means all usable area of a property, together with its corridors, elevator lobbies and shafts, stairs, lavatories, and internal and external walls (the Company calculates this area by multiplying Leasable Square Feet by a factor of 1.25 to 1.33, depending on the property). “Leasable Square Feet” means all the usable area of a property up to the center line of walls separating adjoining units and including the full thickness of external walls up to 75 mm.

The following tables show the composition of existing investment properties, both in Hong Kong and China, as at December 31, 2003:

INVESTMENT PROPERTY PORTFOLIO
AS AT DECEMBER 31, 2003

	PERCENTAGE
	OWNED BY THE	GROSS FLOOR	COMPLETION
	COMPANY	AREA (SQ. FT) (1)	DATE
A. WHARF ESTATES LIMITED
HARBOUR CITY
Office
Ocean Terminal, Tsimshatsui (2)	100.0%	10,000	1966
Ocean Centre, Tsimshatsui (2)	100.0%	677,000	1977
Wharf T&T Centre	100.0%	257,000	1981
World Commerce Centre	100.0%	257,000	1981
World Finance Centre	100.0%	512,000	1983
The Gateway (2)	100.0%	1,128,000	1994
Gateway II (2)	100.0%	1,570,000	1999
The Marco Polo Hongkong Hotel (2)(3)	66.8%	34,000	1969

Subtotal		4,445,000
Retail
Ocean Terminal (4)	100.0%	648,000	1966
Ocean Centre (4)	100.0%	224,000	1977
Ocean Galleries	100.0%	386,000	1981/83
The Gateway (4)	100.0%	108,000	1994
Gateway II (4)	100.0%	400,000	1998
The Marco Polo Hongkong Hotel (3)(4)	66.8%	137,000	1969

Subtotal		1,903,000
Service apartments
Gateway II (5)	100.0%	670,000	1999
Hotels
The Marco Polo Hongkong Hotel (3)	66.8%	573,000	1969
The Marco Polo Prince and Gateway	100.0%	675,000	1981

Subtotal		1,248,000

		8,266,000

TIMES SQUARE
Office	100.0%	1,033,000	1993
Retail	100.0%	936,000	1993

		1,969,000

PLAZA HOLLYWOOD
Retail	100.0%	562,000	1997

WHARF ESTATES LIMITED TOTAL		10,797,000

INVESTMENT PROPERTY PORTFOLIO
AS AT DECEMBER 31, 2003

	PERCENTAGE
	OWNED BY
	THE	GROSS FLOOR	COMPLETION
	COMPANY	AREA (SQ. FT) (1)	DATE
B. WHARF ESTATES DEVELOPMENT LIMITED
Office
26-27/F., World Wide House, Central	100.0%	21,000	1979
World Trade Square, Kwun Tong (2)	100.0%	330,000	1991

Subtotal		351,000
Retail
World Trade Square, Kwun Tong (4)	100.0%	65,000	1991
Residential
Strawberry Hill, The Peak (12 Houses)	100.0%	37,000	1974/77
77 Peak Road, The Peak	100.0%	32,000	1951
Chelsea Court, 63 Mount Kellett Road, The Peak	100.0%	43,000	2001
Mountain Court, 11-13 Plantation Road, The Peak	100.0%	49,900	2001
1 Plantation Road, The Peak	100.0%	97,000	2002
No. 18 Shek O Road	100.0%	6,000	1950
Admore Park, Ardmore Park Rd, Singapore (1 Apartment)	100.0%	2,885	2001

Subtotal		267,785
Industrial-office/Industrial (6)
Cable TV Tower, Tsuen Wan (various units)	100.0%	523,000	1992
Grandtech Centre, Shatin (various units)	100.0%	413,000	1996
Delta House, Shatin	100.0%	349,000	1999

Subtotal		1,285,000

WHARF ESTATES DEVELOPMENT TOTAL		1,968,785

C. WHARF ESTATES CHINA LIMITED
Office
Beijing Capital Times Square, Beijing, China (2)	87.5%	625,000	1999
Shanghai Times Square, Shanghai, China (2)	100.0%	331,000	1999

Subtotal		956,000
Retail
Beijing Capital Times Square, Beijing, China (4)	87.5%	670,000	1999
Shanghai Times Square, Shanghai, China (4)	100.0%	685,000	1999

Subtotal		1,355,000
Residential
Shanghai Times Square, Shanghai, China (5)	100.0%	195,000	1999

WHARF ESTATES LIMITED TOTAL		2,506,000

INVESTMENT PROPERTY TOTAL		15,271,785

(1)	Total gross floor area, including total gross floor area of properties that are not 100% owned.

(2)	Only the office portion of the indicated property is reflected.

(3)	Owned through Harbour Centre Development Limited, a subsidiary 66.8% owned by the Company.

(4)	Only the retail portion of the indicated property is reflected. The retail portion of China investment properties includes carpark areas.

(5)	Only the residential portion of the indicated property is reflected.

(6)	Yau Tong Godown, with an area of 155,362 gross square feet, was classified as an investment property in 2002. During 2003, it was demolished for redevelopment into a retail/residential complex with projected area of 244,000 gross square feet and, accordingly, was removed from the Company’s investment property portfolio. As the redevelopment is at the planning stage, it was also not included in the Company’s major properties under development portfolio.

INVESTMENT PROPERTIES
BY USES AND GEOGRAPHICAL CLASSIFICATION

					INDUSTRIAL –
					OFFICE /
		OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL	HOTELS	TOTAL
A.	WHARF ESTATES LIMITED
	Hong Kong Island - Times Square	1,033,000	936,000	—	—	—	1,969,000
	Kowloon - Harbour City	4,445,000	1,903,000	670,000	—	1,248,000	8,266,000
	- Plaza Hollywood	—	562,000	—	—	—	562,000

		5,478,000	3,401,000	670,000	—	1,248,000	10,797,000
B.	WHARF ESTATES DEVELOPMENT LIMITED
	Hong Kong Island	21,000	—	264,900	—	—	285,900
	Kowloon	330,000	65,000	—	—	—	395,000
	New Territories	—	—	—	1,285,000	—	1,285,000
	Singapore	—	—	2,885	—	—	2,885

		351,000	65,000	267,785	1,285,000	—	1,968,785
C.	WHARF ESTATES CHINA LIMITED
	China	956,000	1,355,000	195,000	—	—	2,506,000

		6,785,000	4,821,000	1,132,785	1,285,000	1,248,000	15,271,785

HONG KONG INVESTMENT PROPERTIES

WHARF ESTATES LIMITED

Harbour City (core brand)

Harbour City, the Company’s flagship property at the tip of the Tsimshatsui peninsula in Kowloon, generates on average approximately 60% of the Company’s gross rental income from 8.3 million gross square feet of prime commercial space comprising offices, service apartments, hotels, retail shops and 2,000 carpark spaces. Earnings derived from Harbour City were HK$2,732 million (US$352 million) in 2003, as compared to HK$2,878 million in 2002. Harbour City was independently valued at HK$34.8 billion (US$4.5 billion) at December 31, 2003, by Chesterton Petty Limited.

The buildings comprising Harbour City as at December 31, 2003, were:

		GROUND
	YEAR OF	LEASE	GROSS FLOOR
NAME	COMPLETION	EXPIRY	AREA (SQ. FT.)	USE
Ocean Terminal	1966	2012	658,000	Office, Retail
Ocean Centre	1977	2880	901,000	Office, Retail
Wharf T&T Centre	1981	2880	257,000	Office
World Commerce Centre	1981	2880	257,000	Office
World Finance Centre	1983	2880	512,000	Office
Ocean Galleries	1981/83	2880	386,000	Retail
The Gateway	1994	2880	1,236,000	Office, Retail
Gateway II, retail podium	1998	2880	400,000	Retail
Gateway II, office & service apartments	1999	2880	2,240,000	Office, Residential
The Marco Polo Hongkong Hotel	1969	2863	744,000	Hotel, Retail, Office
The Marco Polo Gateway	1981	2880	314,000	Hotel
The Marco Polo Prince	1981	2880	361,000	Hotel

			8,266,000

Harbour City Portfolio Information

		GROSS	AVERAGE	YEAR-END
	AREA	REVENUE	OCCUPANCY	VALUATION
	(SQ. FT)	(HK$Million)	(%)	(HK$Million)
OFFICE
Gateway	2,698,000	643	81.3%	11,056
Other Towers	1,747,000	338	89.7%	4,700

RETAIL	1,903,000	1,032	95.8%	11,319
SERVICE APARTMENTS	670,000	186	69.6%	4,307
HOTEL	1,248,000	533	66.8%	3,409

TOTAL	8,266,000	2,732		34,791

	GROSS REVENUE		OPERATING PROFIT
	2003	2002	2003	2002
	HK$Million	HK$Million	HK$Million	HK$Million
Office – Gateway	643	637	556	523
- Other Towers	338	382	264	307
Retail	1,032	1,017	768	798
Service Apartment	186	226	110	150
Hotel	533	616	105	223

	2,732	2,878	1,803	2,001

Offices - 4.45 million square feet

In 2003, revenue from leases of Gateway office space increased by 0.9% to HK$643 million (US$83 million) from HK$637 million in 2002. Revenue from office rental in Harbour City’s other towers, however, decreased by 11.5% to HK$338 million (US$44 million) from HK$382 million in 2002. Total office revenue declined by 3.7% to HK$981 million (US$126 million) from HK$1,019 million in 2002. The overall decrease in office revenue was mainly due to lower rental rates, primarily caused by lower priced lease renewals upon expiry, which more than offset Harbour City’s improving office space occupancy rate, which rose to 88% by the end of 2003. With a retention rate of 78% for office tenancies that expired in 2003 and new lettings totalling about 480,000 gross square feet, there was a net increase in leased office space of more than 200,000 gross square feet during 2003.

Service Apartments - 670,000 square feet

Total service apartment revenue in 2003 was HK$186 million (US$24 million), or 17.7% lower than the level in 2002 of HK$226 million. New supply of service apartments, competition from hotels and customers purchasing their own housing in a persistent low interest rate-environment contributed to the decline. Gateway Apartments, with its 499 units, had an occupancy rate of approximately 70% in 2003. About 65% of outstanding tenancies are for 12 months or more, 15% for six to 12 months, and the remaining 20% for less than six months. The majority of Gateway Apartments tenants are multinational corporations.

Hotels - 1.25 million square feet; 1,489 rooms

Mainly due to the outbreak of SARS in the East Asian region in 2003, total revenue from Harbour City’s three Marco Polo Hotels—The Marco Polo Hongkong Hotel (67% owned by the Company), The Marco Polo Gateway and The Marco Polo Prince (both 100% owned by the Company)—decreased by 13.5% to HK$533 million (US$69 million) from HK$616 million in 2002. Their average occupancies in 2003 were 65%, 68% and 68%, respectively. Consolidated occupancy and average room rate for the three hotels were 67% and HK$674, respectively. In 2002, these hotels achieved an average occupancy rate of 86% and an average room rate of HK$672. In 2001, these hotels achieved an average occupancy rate of 83% and an average room rate of HK$658.

According to the Hong Kong Tourism Board, tourist arrivals in 2003 totalled 15.54 million, a decrease of 6% from 2002 arrivals of 16.57 million. However, the increase came mainly from visitors to Hong Kong from China, which were not a significantly benefit to the Company’s three four-star Marco Polo business hotels at Harbour City, as most Chinese tourists tend to stay in more modest accommodations.

Retail - 1.90 million square feet

Harbour City’s retail podium has about 700 shops and restaurants, cinemas and 2,000 car parking spaces. Retail occupancy at Harbour City remained about 96% throughout 2003. Rental income from retail space for 2003 was HK$1,032 million (US$133 million), an increase of HK$15 million compared to HK$1,017 million in 2002. Following the relaxation of travel restrictions on individual travellers in the second half of 2003, retailers have aggressively sought quality retail premises to set up their shops, which had a positive impact on the Company’s retail leasing activities. Certain parts of Ocean Terminal were reserved for renovation and planned refurbishment programs during part of 2003, which decreased the total amount of leasable retail space.

The retail tenant mix of Harbour City (by area and rental) is as follows:

HARBOUR CITY : RETAIL TENANT MIX (BY AREA AND RENTAL)	% BY AREA	% BY RENTAL
As at December 31, 2003
Fashion	26.6	41.8
Restaurant, Fast Food, F&B	23.6	9.7
Department Stores, Confectionery Products	13.9	10.0
Jewellery, Beauty and Accessories	6.2	9.4
Children’s Wear & Related Trades, Toys	8.9	4.1
Leather Goods—Shoes, Bags, Luggage etc	8.2	15.8
Others	12.6	9.2

Total	100.0	100.0

The following table sets forth the occupancy rate and the average effective monthly rental for Harbour City’s office, retail and residential spaces as at the dates and for the periods indicated.

	YEAR ENDED DECEMBER 31,
	2003		2002		2001		2000		1999
OCCUPANCY RATE (AT PERIOD END)
Office		88.0%		82.6%		82.5%		88.0%		91.4%
Retail		95.9%		97.0%		96.0%		97.0%		91.6%
Residential		67.7%		75.4%		85.0%		70.0%		N/A
AVERAGE EFFECTIVE MONTHLY RENTAL
Office (1)	HK$	18.5	HK$	20.1	HK$	21.8	HK$	22.3	HK$	27.8
Retail (2)		82.9		76.0		70.9		69.0		68.5
Residential (1)		33.2		35.2		35.4		33.3		N/A

(1)	Per gross square foot.

(2)	Per leasable square foot.

Times Square (core brand)

A landmark property in Causeway Bay, Hong Kong’s busiest shopping district, Times Square comprises one million square feet of Grade A office space, a retail podium of 0.9 million square feet and over 700 carpark spaces. Earnings were HK$841 million (US$108 million) in 2003, a decrease of 6.0% as compared to HK$895 million in 2002. Times Square was independently valued by Chesterton Petty Limited at HK$12.3 billion (US$1.6 billion) as at December 31, 2003.

TIMES SQUARE PORTFOLIO INFORMATION

		GROSS	AVERAGE	YEAR-END
	AREA	REVENUE	OCCUPANCY	VALUATION
	(SQ. FT)	(HK$Million)	(%)	(HK$Million)
OFFICE	1,033,000	256	83.0%	4,799
RETAIL	936,000	585	98.0%	7,524

TOTAL	1,969,000	841		12,323

	GROSS REVENUE		OPERATING PROFIT
	2003	2002	2003	2002
	HK$Million	HK$Million	HK$Million	HK$Million
Office	256	318	206	275
Retail	585	577	497	487

TOTAL	841	895	703	762

Office - 1.03 million square feet

Times Square’s office revenue dropped by HK$62 million, or 19.5%, to HK$256 million (US$33 million) for 2003. After remaining constant at about 92% for two consecutive years, Times Square’s office occupancy rate declined to 83% in 2003. This decline was the result of one tenant’s decision to relocate its office.

Retail - 936,000 square feet

Times Square’s retail podium maintained its occupancy rate at 98% throughout 2003. Total revenue for the retail spaces in 2003 amounted to HK$585 million (US$75 million), an increase of HK$8 million, or 1.4%, as compared to HK$577 million in 2002. The improvement was due to higher occupancy and rental rates, which benefited from increased tourism and improving economic conditions in the second half of 2003.

The retail tenant mix (by area and rental) is as follows:

	% BY	% BY
TIMES SQUARE RETAIL TENANT MIX (BY AREA AND RENTAL)	AREA	RENTAL
As at December 31, 2003
Restaurant, Fast Food, F&B	26.9	16.4
Department Stores, Confectionery Products	24.8	17.6
Fashion	15.0	27.0
Consumer Electronic and Entertainment	13.9	10.0
Jewellery, Beauty and Accessories	7.0	15.5
Sports Wear	4.0	4.5
Others	8.4	9.0

Total	100.0	100.0

The following table lists the occupancy rate and the average effective monthly rental for Times Square’s office and retail spaces at the dates and for the periods indicated.

	YEAR ENDED DECEMBER 31,
	2003		2002		2001		2000		1999
OCCUPANCY RATE (AT PERIOD END)
Office		83.0%		92.0%		92.0%		90.0%		73.0%
Retail		98.0%		96.0%		98.0%		99.2%		100.0%
AVERAGE EFFECTIVE MONTHLY RENTAL
Office (1)	HK$	17.9	HK$	21.0	HK$	21.5	HK$	21.7	HK$	36.0
Retail (2)		74.0		72.0		70.9		69.0		69.2

(1)	Per gross square foot.

(2)	Per leasable square foot.

Plaza Hollywood

Plaza Hollywood is a shopping mall located in the Diamond Hill area. It comprises 562,000 gross square feet and was completed in 1997 with a four-level retail podium. The complex had an average occupancy rate of 97% during 2003. The average effective monthly rental in 2003 was HK$44.0 (US$5.7) per leasable square foot, compared to HK$47.0 per leasable square foot in 2002 and HK$46.7 per leasable square foot in 2001.

WHARF ESTATES DEVELOPMENT LIMITED

Office – 351,000 gross square feet

26-27/Floor, World Wide House. These two floors of World Wide House, situated in Central, Hong Kong, comprise 21,000 gross square feet. The two floors were fully occupied in 2003 and 2002.

World Trade Square. World Trade Square comprises 330,000 gross square feet of office space in Kwun Tong. The average occupancy rates for 2003 and 2002 were 75% and 84%, respectively.

Retail – 65,000 gross square feet

World Trade Square. World Trade Square comprises 65,000 gross square feet of retail space in Kwun Tong. The average occupancy rates for 2003 and 2002 were 63% and 39%, respectively.

Residential – 267,785 gross square feet

Peak Properties. Two properties on Hong Kong island’s Peak, Mountain Court and Chelsea Court, were completed in mid-2001. Out of the respective 16 and 20 total units, 13 Mountain Court units, or more than 80%, and 11 Chelsea Court units, or 55%, had been leased out as at the end of 2003. No. 1 Plantation Road, with 48 luxury apartments, was completed in June 2002. Leasing started in July 2002, and 30 units had been leased as at the end of 2003. Together with the 12 houses of Strawberry Hill and number 77 Peak Road, the Company’s Peak investment property portfolio had a total gross floor area of 258,900 square feet as at December 31, 2003.

Industrial-office/Industrial – 1.3 million gross square feet

Cable TV Tower. Cable TV Tower is a 41-story, 1.4 million gross square foot industrial and warehouse building in Tsuen Wan. As at December 31, 2003, 920,000 gross square feet of the building had been sold. The Company owns a total gross floor area of 523,000 square feet, which now mainly houses the operations of i-CABLE Communications Limited (“i-CABLE”), a 67.12% owned subsidiary of the Company. See “Major Shareholders and Related Party Transactions — Related Party Transactions # Transactions with i-CABLE.”

Grandtech Centre. Grandtech Centre is a 22-story warehouse in the New Territories. As at December 31, 2003, the Company had sold approximately 57% of the space. The Company leases out the remaining space of 413,000 gross square feet and, as at December 31, 2003, achieved an occupancy rate of approximately 86%.

Delta House. Delta House is a 24-story industrial/office building in the New Territories of approximately 349,000 gross square feet. It was completed in February 1999. As at December 31, 2003, approximately 96% of the space had been leased.

CHINA INVESTMENT PROPERTIES—WHARF ESTATES CHINA LIMITED

Beijing Capital Times Square. Beijing Capital Times Square is a retail and office development with 1.3 million square feet in gross floor area (including car parking area) at a prime location on West Chang An Street in Beijing’s Xidan District. The project, 87.5% owned by the Company, has been completed, and leasing started in 2000. Approximately 85% of the office space was leased during 2003 and 2002. Renovation of the retail podium, which began in early 2002, was completed in November 2002. The retail podium of this property is not managed by a member of the Company’s leasing and property management team.

Shanghai Times Square. Shanghai Times Square is a retail, office and apartment development of approximately 1.2 million square feet in gross floor area (including car parking area) at a prime location on Huai Hai Zhong Road in Central Shanghai. It is 100% owned by the Company. During 2003, approximately 95% of the office space, 84% of apartments and 77% of the retail space were leased as compared to 98% of the office space, 80% of apartments and 81% of the retail space leased in 2002.

Marco Polo Hotels Management

The Marco Polo Hotel Group signed a long-term management contract and pre-opening technical assistance agreement in January 2003 with the Huahui Real Estate Development Centre for a 350-room deluxe hotel to be developed in Beijing. Located only 600 meters from the Olympic Green, this new hotel will be convenient to the planned main venues of the 2008 Beijing Olympic Games and the new international exhibition center. It is scheduled for completion in 2006, timed to meet the anticipated increasing demand in the area.

During 2003, the Marco Polo Hotel Group signed a long-term management contract to operate a five-star deluxe hotel in the Futian Central Business District of Shenzhen, which will expand Marco Polo’s portfolio of China hotels to four. Developed and owned by China Tobacco Company (Shenzhen), this new member of the Marco Polo Group is conveniently located in the prime commercial district of Futian, and will afford easy access to the city government office complex, the new Shenzhen International Convention and Exhibition Centre and the Shenzhen Rapid Transit System. Scheduled to open in the Summer of 2005, this 41-storey building will provide 375 guestrooms and suites, including Marco Polo’s signature Continental Club.

In addition to the three hotels in Hong Kong owned by the Company, there are currently four Marco Polo hotels operated by the Company under management contracts: one each in Saigon (Vietnam), Davao (the Philippines), Xiamen (China) and Beijing (China). Including the two hotels mentioned above that are under construction, the Marco Polo Hotel Group manages nine hotels in Asia Pacific region, seven of which are located in Hong Kong and China.

PROPERTY DEVELOPMENT

At December 31, 2003, the Company had approximately 1.6 million gross square feet of properties under development in Hong Kong, managed by Wharf Estates Development Limited, and approximately 9.2 million gross square feet of properties under development in China, managed by Wharf Estates China Limited.

The following table lists the Company’s development properties by location as at December 31, 2003.

PROPERTY UNDER DEVELOPMENT PORTFOLIO
AS AT DECEMBER 31, 2003

		GROSS
	PERCENTAGE	FLOOR	EXPECTED
	OWNED BY THE	AREA	COMPLETION
	COMPANY	(SQ. FT)	DATE
A. WHARF ESTATES DEVELOPMENT LIMITED(1)
Residential
3-5 Gough Hill Path, The Peak	100.0%	24,700	2006
Bellagio Phase III, IV, Sham Tseng (2)	33.3%	1,571,400	2005

WHARF ESTATES DEVELOPMENT LIMITED TOTAL		1,596,100

B. WHARF ESTATES CHINA LIMITED
Office
Chongqing Times Square, Chongqing, China	100.0%	13,900	2004
Shanghai Wheelock Square, Shanghai, China	98.0%	1,464,000	2007

		1,477,900

		GROSS
	PERCENTAGE	FLOOR	EXPECTED
	OWNED BY THE	AREA	COMPLETION
	COMPANY	(SQ. FT)	DATE
Retail
Chongqing Times Square, Chongqing, China	100.0%	724,000	2004
Shanghai Wheelock Square, Shanghai, China	98.0%	25,300	2007
Dalian Times Square, Dalian, China	60.0%	165,000	2007
Wuhan Times Square, Wuhan, China	100.0%	131,000	2007

		1,045,300
Residential
Chongqing Times Square, Chongqing, China (3)	100.0%	428,000	2004
Shanghai Wellington Garden, Shanghai, China	59.0%	562,000	2006
Shanghai Jingan Garden, Shanghai, China	55.0%	970,000	2007
Dalian Times Square, Dalian, China	60.0%	1,628,000	2007
Wuhan Times Square, Wuhan, China	100.0%	2,275,000	2007
Shanghai Parc Royal, Shanghai, China	85.0%	802,000	2008

		6,665,000

WHARF ESTATES CHINA TOTAL		9,188,200

PROPERTY UNDER DEVELOPMENT TOTAL		10,784,300

(1)	Excludes properties not yet being actively developed. The redevelopment plans of these excluded projects are all at the planning stages, as follows. Kowloon Godown, which was classified as an investment property under “Industrial-office/Industrial” in 2000, is planned for redevelopment into a complex of residential units and hotels with projected area of 1,078,000 gross square feet, a change from 2002’s plan to redevelop a joint venture together with adjoining lots at Kowloon Bay. In 2001, the Company acquired an effective interest in a joint venture for a development project at Yau Tong Bay with, the Company’s 15.6% share in the joint venture equivalent to 1.4 million square feet. Cable TV Tower South Wing, a 66,005 square foot site in Tsuen Wan, is planned for redevelopment into a hotel/retail complex with projected area of 596,000 gross square feet.

(2)	Owned by a joint venture between the Company, Wheelock and Company Limited (“Wheelock”) and New Asia Realty and Trust Company Limited (“NART”). Wheelock and NART are related parties of the Company. Phases I and II were completed in 2002, and 93% of the development sold, with 115,400 gross square feet available for sale as at December 31, 2003. Phases III and IV are expected to be completed at the end of 2005.

(3)	As at December 31, 2003, 310,000 gross square feet had been pre-sold of a total of 428,000 gross square feet.

The following table describes the distribution of the Company’s development properties by use and geographic market as at December 31, 2003.

PROPERTIES UNDER DEVELOPMENT
BY USES AND GEOGRAPHICAL CLASSIFICATION

					INDUSTRIAL –	HOTELS
					OFFICE/	AND
		OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL	CLUB	TOTAL
A.	WHARF ESTATES DEVELOPMENT LIMITED
	Hong Kong Island	—	—	24,700	—	—	24,700
	New Territories	—	—	1,571,400	—	—	1,571,400

	Wharf Estates Development Limited	—	—	1,596,100	—	—	1,596,100
B.	WHARF ESTATES CHINA LIMITED
	China	1,477,900	1,045,300	6,665,000	—	—	9,188,200

	TOTAL	1,477,900	1,045,300	8,261,100	—	—	10,784,300

HONG KONG PROPERTIES UNDER DEVELOPMENT

WHARF ESTATES DEVELOPMENT LIMITED

Sorrento. Sorrento is a two-phase, joint venture residential development project above the Mass Transit Railway’s Kowloon Station, owned in equal parts by a five-member consortium comprised of Wheelock, NART, Realty Development (now a wholly owned subsidiary of NART), the Company and the Company’s 66.8% owned subsidiary, Harbour Centre Development Limited. The Company’s effective interest in Sorrento is 33.4%. Each of the five stakeholders has contributed financial capital and funding on a pro rata basis to the project company holding Sorrento. The total area of the development is 2.5 million square feet in gross floor area, comprising 2,126 units in two phases.

Phase I’s 1,272 units in three towers, launched in November 2001, received an occupation permit in October 2002. Sales for Phase I during 2003 totalled 211 units with sale proceeds of HK$1.2 billion (US$0.15 billion), as compared to 255 units with sale proceeds of HK$1.2 billion for 2002 and 785 units with sale proceeds HK$3.5 billion for 2001. Total sales from launch through December 31, 2003, were 1,251 units, or 98%, of Phase I’s 1,272 units.

Sales for Phase II, comprised of 854 units, commenced in late November 2002, received an occupation permit in October, 2003, and 462 units had been sold with sale proceeds of about HK$2.9 billion (US$0.37 billion) in 2003, compared to 266 units sold with sale proceeds of HK$1.8 billion for 2002. Total sales from launch through December 31, 2003, were 728 units, or 85%, of Phase II’s 854 units.

Bellagio. Bellagio, located on the Sham Tseng site on the western shore of the New Territories, is a joint venture with Wheelock and NART in which the Company has a one-third interest. The three stakeholders contributed financial capital and funding on a pro rata basis to a project company that owns Bellagio. With 3.1 million square feet in gross floor area, it is being developed into 3,354 residential units in eight towers under four phases. Phases I and II were completed in May and August 2002, respectively. In September 2002, Phase I of 840 units and Phase II of 864 units were launched and total sales of 1,253 units with sale proceeds of HK$2.8 billion were recorded by the December 31, 2002. During 2003, 332 units were sold with sale proceeds of HK$0.9 billion (US$0.12 billion). Total sales from launch through the end of 2003 totalled 1,585 units with sale proceeds HK$3.7 billion. Completion of the remaining 1,650 units of Phase III and IV is scheduled for end of 2005. The target for the launch of pre-sales is the second half of 2004.

CHINA PROPERTIES UNDER DEVELOPMENT

WHARF ESTATES CHINA LIMITED

Chongqing Times Square. Located in the Liberation Statue Square area between Zou Rong Road and Min Zu Road in Chongqing, this development has a total gross floor area of 1.6 million square feet and consists of four residential towers built atop a retail/office podium. Phase I units were delivered to buyers subsequent to completion during 2003. Sales for Phase II units were launched in April 2003, and 217 units (72%) had already been sold by year-end, 2003. Construction of Phase II will be completed by the end of 2004.

Shanghai Wheelock Square. Located on top of a major subway station along Nanjing Xi Road in Shanghai, this property is being planned as a office/retail commercial property development with projected gross floor area of 1.5 million square feet. Targeted completion for this development is expected in 2007.

As at December 31, 2003, the Company had planned expenditures of approximately HK$2.5 billion (US$0.3 billion) related to its properties under development for sale in China, including the cost to complete Phase II units of Chongqing Times Square, as mentioned above, and the following development projects. Dalian Times Square. Located along Ren Min Road in the Zhongshan District of Dalian, this property is being planned as a retail/residential complex with projected gross floor area of 1.8 million gross square feet. Targeted completion date is 2007.

Wuhan Times Square. Located at Yan Jiang Da Road fronting the Yangtze River in Hankou, Wuhan. It is a planned retail and residential complex of 2.4 million gross square feet. Targeted completion date is 2007.

Wellington Garden, Parc Royal and Jingan Garden, Shanghai. The Company has two residential development projects located along Shanghai’s Huai Hai Xi Road. Wellington Garden is expected to have a gross floor area of 562,000 square feet, while Parc Royal is expected to have a gross floor area of approximately 802,000 square feet. Completion of these two developments is expected in 2006 and 2008, respectively. Jingan Garden, another residential development project located along Wanghangdu Road in the Jingan District of Shanghai with projected area of 970,000 gross square feet, is targeted for completion in 2007.

COMPETITION FOR PROPERTIES FOR INVESTMENT AND DEVELOPMENT FOR SALE

With respect to its investment properties, the Company competes with other major developers and developments to attract retail and office tenants, as well as clientele for the retail outlets, restaurants and hotels in its developments. The key elements in the Company’s success have been its acquisition, over time, of low-cost properties at prime locations and its ability to manage its property portfolio in light of market changes. The Company competes for office tenants primarily on the basis of the quality and location of its buildings, its reputation as a building owner, the quality of its support services and the rent charged. The Company competes for retail tenants primarily on the basis of the location of its retail centers and their ability to attract shoppers using a balanced mix of tenants.

In respect of its property development activities, the Company competes with a number of other developers for the acquisition of suitable development sites and to attract property buyers. The supply of land available for development in Hong Kong is constrained by a number of factors, including geography and Hong Kong government policy. The Company’s land bank has been expanded through acquisitions, and the Company’s utilization of its existing land bank has been augmented by development of properties with historically under-utilized plot ratios. The Company competes for property buyers primarily on the basis of the quality and location of its buildings and prices.

REGULATIONS AND PROPERTY TAXATION IN HONG KONG

All of the Company’s core investment properties in Hong Kong are held under lease from the Hong Kong government. Under the terms of the Sino-British Joint Declaration on Hong Kong, leases in effect with terms that extend beyond July 1, 1997 are to remain in force and renewal rights exercisable after July 1, 1997 have not been affected by the reversion of Hong Kong to Chinese sovereignty. Land leases in the New Territories that are due to expire before the year 2047 are automatically renewed up to that year. The extension of leases in the New Territories will be free of any premium, but an annual rent equivalent to three percent of the rateable value of the property will be collected quarterly. Rateable value is assessed by the Hong Kong government based on the rental value of the property. Since July 1, 1997, upon the expiration of leases that are not automatically renewable, or of leases with respect to which the renewal rights have already been exercised, the granting of, and the terms of, any renewal of such leases is at the discretion of the Hong Kong government. Approximately 8% (in terms of gross floor area) of the Hong Kong investment properties of the Company relate to land leases that are not automatically renewable to the year 2047 upon their expiration.

Government “rates” are taxes collected quarterly by the Hong Kong government on the Hong Kong properties of the Company. Since April 1, 1999, such rates have been imposed at an annual rate of 5% (increased from the previous 4.5%) of the property’s rateable value. Under the terms of the Company’s leases, such amounts are passed through to the respective properties’ tenants and, as a result, do not have a material impact on the Company’s results of operations.

REGULATIONS AND PROPERTY TAXATION IN MAINLAND CHINA

All of the Company’s investment properties in China are held under leases from the Chinese government. In general, land leases in China for commercial complexes—including office, retail and office-apartment—are for fifty years, while land leases for purely residential properties are for seventy years.

Investment properties are subject to a property tax equivalent 12% of annual rental income, while property tax for self-used properties is equivalent to 1.2% of the property’s acquisition cost, multiplied by a discount rate set by provincial tax authorities. Land appreciation tax is charged upon transfers of property title on both investment properties and properties under development for sale.

There have been no material changes in Hong Kong or China in taxation or government regulation that significantly affected the Company’s business.

CME

In 2003, the Company’s revenue attributable to its CME division was HK$3,578 million (US$461 million), an increase of 4.2% from revenue of HK$3,435 million in 2002. Revenue in 2002 recorded an increase of 8.8% from HK$3,157 million in 2001. The increase in revenue in 2003 was primarily the result of an increase in revenue from i-CABLE’s Pay TV services and Wharf T&T’s telecommunications service. In 2003, the CME division’s operating profit increased to HK$432 million (US$56 million) from HK$429 million in 2002 and HK$312 million in 2001. The number of subscribers for Pay TV, Broadband services and Wharf T&T also recorded growth for the years 2003 and 2002.

i-CABLE Communications Limited (core brand)

Hong Kong Cable Television Limited launched its subscription television service (branded “CABLE TV”) in Hong Kong in October 1993 under a 12-year license starting on June 1, 1993. For information about this license, see “Risk Factors.”

In March 1999, i-CABLE launched its dial-up Internet access service, and in March 2000, it launched a high-speed Internet access service. In November 1999, all of the Company’s subscription television (CABLE TV) and Internet access (i-CABLE) interests were reorganized under i-CABLE Communications Limited, which was then listed on both the Nasdaq and the Hong Kong Stock Exchange. Following its initial public offering in November 1999 and the distribution of its shares as part of the Company’s 2003 interim dividend in September 2003, i-CABLE is now a 67.12%-owned subsidiary of the Company.

Pay TV

The number of Pay TV subscribers grew to 656,000 at the end of 2003, an increase of 8% over the 605,000 subscribers at the end of 2002. In 2002, subscribers increased by 8% over the 560,000 subscribers recorded at the end of 2001. The subscriber “churn rate,” which is a ratio, expressed as a fraction, of the number of Pay TV subscriber disconnections each month over the total number of Pay TV subscribers at the beginning of that month, fell to 1.3% per month in 2003, compared to 1.6% per month in 2002. Coupled with stronger airtime sales, revenue for Pay TV increased by 1% from 2002’s HK$1,711 million to HK$1,734 million (US$223 million). This compares to an increase of 7% in 2002 over revenue of HK$1,595 million in 2001. Operating profit rose by 34% in 2003 to HK$444 million (US$57 million) from HK$332 million in 2002, due to the absence of programming costs associated with the 2002 FIFA World Cup, as compared to a 5% drop in 2002 over the operating profit of HK$349 million in 2001. Average Revenue Per User (ARPU) per month in 2003, 2002 and 2001 were HK$220 (US$28), HK$233 and HK$232 respectively.

Programming services

Digitisation of facilities and transmission has enhanced production efficiency and made new applications possible. The digital conversion programme was complete for about two-thirds of subscribers as at the end of December, 2003, and was substantially completed in early June, 2004. New competition in the industry has put pressure on i-CABLE costs, as i-CABLE has sought to defend its product differentiation with higher programme investments. i-CABLE enhanced its programming service with the launch of a 24-hour Entertainment News Channel, acquisition of important sports carriage rights and the addition of new satellite channels to its platform. The new channels cover a wide variety of choices in terms of language and program genres and expanded the number of program channels on the i-CABLE platform to 76 by March, 2004. Important acquisitions in 2003 included the exclusive rights to the Spanish La Liga Soccer League, UEFA EURO 2004 and FIFA World Cup 2006. During the second quarter of 2004, i-CABLE also acquired the exclusive broadcast rights to the English Premier League the next three seasons.

Internet and Multimedia Services

In January 1999, a new business unit was formed to capitalize on the rapidly growing number of Internet users in Hong Kong and to develop advanced applications for the fiber coaxial cable network that i-CABLE installed to deliver cable television services. Existing products and Internet services are:

Dial-Up Internet Access. In March 1999, the Company introduced Internet services that use dial-up telephone modems to build brand and customer base in a rapidly emerging market. Since 2000, many dial-up Internet access subscribers have migrated to the high-speed service.

High-Speed Internet Access. Following the award by the Hong Kong Government of a necessary Fixed Telecommunications Network Services license to i-CABLE in January 2000, i-CABLE introduced high-speed broadband Internet access service using cable modem technology in March 2000. Broadband Internet access subscribers grew by 14% to 258,000 at the end of 2003, compared with 225,000 at year-end 2002. The improvement in subscriber numbers was achieved partly through aggressive pricing, causing ARPU to fall from HK$180 per month in 2002 to HK$129 (US$17) per month in 2003. As a result, revenue from internet and multimedia services decreased by 9% to HK$409 million (US$53 million) from HK$450 million in 2002, as compared to an increase in 2002 of 34% over the HK$336 million recorded in 2001. The operating result recorded a loss of HK$85 million (US$10.9 million), compared to profit of HK$9 million in 2002 and loss of HK$50 million in 2001.

COMPETITION FOR i-CABLE

The markets for television services, Internet access and related services in Hong Kong are competitive. This level of competition may or may not result in a loss of subscribers to competitors, reduce i-CABLE’s revenues, or cause both such effects, resulting in a decrease in cash flow and operating margin. Competition may intensify as the demand for multimedia content and Internet usage grows. These new markets may attract new start-ups as well as established businesses from different industries.

Pay TV faces keen competition in the television services market from Hong Kong’s free-to-air networks, Asia Television Limited and Television Broadcasts Limited, commonly known as ATV and TVB. PCCW and Hong Kong Broadband Network launched competing Pay TV services in the third quarter of 2003. Galaxy, in which the dominant free TV operator TVB holds 49%, launched its TV service under the brand name exTV in February 2004. The market for Internet access is also competitive with many service providers. PCCW is presently the market share leader in both dial-up and high-speed Internet access services.

Wharf T&T Limited (core brand)

Wharf New T&T, the Company’s wholly owned telecommunications company, changed its name to “Wharf T&T” in January 2003.

In 1995, as part of the deregulation of Hong Kong’s telecommunications market, the Hong Kong Government awarded Wharf T&T a Fixed Telecommunications Network Services (“FTNS”) license to provide domestic telephone services. In early 1998, an agreement was reached between the Hong Kong government and PCCW-HKT to terminate its monopoly on international telephone services as well, and Wharf T&T’s FTNS licenses were amended, to include international simple resale services beginning in January 1999 and facilities-based external services from January 2000.

Over the past few years, Wharf T&T has transformed its core business from International Direct Dial (“IDD”) to fixed lines, where the natural entry barriers are much higher and customers are more responsive to factors other than price.

During 2003, the trend of business closures and downsizing persisted, which led to further contraction of business telecommunications demand in Hong Kong. Together with escalating competition on the supply side, revenue growth, selling costs and operating costs came under serious pressure. Despite a difficult operating environment in 2003, Wharf T&T increased revenue by 11% to HK$1,235 million (US$159 million) from HK$1,117 million in 2002, as compared with an increase of 3% in 2002 from HK$1,089 million in 2001. Operating profit in 2003 was HK$54 million (US$7 million), a level similar to HK$53 million in 2002. In 2001, Wharf T&T recorded an operating profit of HK$8 million. Wharf T&T’s installed base of fixed lines as at the end of 2003 was 433,000 lines, a growth of about 28% from the 340,000 fixed lines at year end 2002, as compared to 42% growth recorded in 2002. Of the 433,000 fixed lines installed as at end of 2003, 293,000 lines were for business service and 140,000 lines were for residential service. The revenue ratio between fixed lines and IDD increased to nearly 4:1, as compared to 3:1 as at end of 2002, reflecting a planned continuing shift of focus to fixed line service.

Business Sector

Wharf T&T’s revenues from the business sector increased by 7% to HK$944 million (US$122 million), compared to HK$880 million in 2002, accounting for 76% of total revenues. Fixed line revenue increased by 9%, to HK$792 million (US$102 million) and accounted for 84% of total revenues for the business sector.

Residential Sector

Wharf T&T’s revenues from the residential sector increased by HK$54 million, or 23%, to HK$291 million (US$37 million) in 2003 and accounted for 24% of total revenues. Fixed line revenue grew by about 72% to HK$190 million (US$24 million) and accounted for 65% of the total revenues for the residential sector.

COMPETITION FOR Wharf T&T

Wharf T&T’s major competitor is PCCW-HKT, which is the dominant operator and was the exclusive telephony service provider until the Hong Kong government granted new licenses in June 1995. The market is now fully deregulated, with four active competitors in the retail market and more in the wholesale market who compete directly with Wharf T&T.

LOGISTICS

Modern Terminals (core brand)

Established in 1969, Modern Terminals has operated Hong Kong’s first purpose-built container terminal since September 1972. The Company has a 55.3% interest in Modern Terminals. Both Modern Terminal’s revenue and operating profit recorded growth in 2003. Modern Terminals’ annual throughput capacity was around 4.36 million twenty-foot equivalent units (“TEUs”), an increase of 3.8% over capacity of 4.20 million TEUs in 2002. Modern Terminals handled approximately 3.99 million TEUs in 2003, representing growth of 10.5% over 2002 throughput of 3.61 million TEUs, as compared to a growth rate of 2.7% in 2002. TEUs per headcount, one of the main productivity benchmarks in this industry, also improved to 3,365 in 2003 from 3,072 in 2002 and 2,985 in 2001. Modern Terminals competes with other container terminal operators and mid-stream operators in Hong Kong and the surrounding region and is subject to market forces affecting the shipping industry generally in the region. In particular, a substantial portion of container traffic in Hong Kong is being shipped to and from China, and Hong Kong’s Kwai Chung Container Port is facing increasing competition from existing and new container ports in southern China that have lower charges.

New projects

In Hong Kong, the Container Terminal 9 (“CT9”) project is being developed by a consortium of Modern Terminals, Hong Kong International Terminals Limited (“HIT”) and Asia Container Terminals (“ACT”) Limited. Under a Berth Swap Agreement with ACT, upon the completion of the whole of CT9, Modern Terminals will transfer to ACT all of its rights, title and interest in Container Terminal 8 (“CT8”) West and ACT will transfer to Modern Terminals all of its rights, title and interest in CT9. The delivery to Modern Terminals of the four berths at CT9 in Hong Kong began in October 2003. The delivery process is expected to last until the fourth quarter of 2004. Once two of the new berths are swapped with ACT, Modern Terminals’ operations in Kwai Chung will consist of 7 container berths and 2 feeder berths, spread over Container Terminals 1,2,5 and 9.

In China, the first berth at Shekou Container Terminals Phase II, in which Modern Terminals has an effective interest of 19.33%, commenced operation in August 2003, the second berth commenced operation in February 2004.

Taicang, a new project in the Yangtze River Delta area in which Modern Terminals plans to acquire a majority stake, currently awaits final Central Government approval; municipal approvals have already been granted.

During 2003, Modern Terminals also entered into a Letter of Intent with China Shipping to explore investment opportunities related to the Yangshan port project in Shanghai.

Other logistics businesses

Air Cargo Terminals. The Company owns a 12.5% interest in Hong Kong Air Cargo Terminals Limited (“HACTL”). HACTL has a franchise to operate an air cargo handling facility at the Hong Kong International Airport at Chek Lap Kok until 2018.

Transport. The Company owns and operates the Hong Kong trams, a popular mode of short-distance transport along the northern shore of Hong Kong Island. The tram system competes with taxis, minibuses, buses and the subway in the transportation market. The Company also owns and operates the Star Ferry system servicing four routes between Hong Kong Island and Kowloon. The main route serviced by the Star Ferry is across Hong Kong’s harbor, connecting the Central district of Hong Kong Island to the Tsimshatsui district of Kowloon, where the Company’s Harbour City complex is located. Ferry patronage currently consists primarily of commuters living or working close to the piers where the ferries dock and tourists. Its competition is mainly from cross-harbor subways and bus services using the tunnels.

INVESTMENTS AND OTHERS

Portfolio investments include deposits, short- and long-term debt securities and equity securities. The Company’s non-trading listed investment portfolio, as at December 31, 2003, had a market value of HK$1.3 billion (US$167 million), compared to a market value of HK$1.1 billion as at December 31, 2002, and HK$1.0 billion as at December 31, 2001.

INSURANCE

The Company believes that its properties are covered by adequate property insurance underwritten by reputable companies and with commercially reasonable deductibles and limits, covering fire, earthquake, loss of rental and third party liabilities.

ORGANIZATIONAL STRUCTURE

The following chart sets out a simplified main holding structure of the Company as of December 31, 2003.

THE WHARF (HOLDINGS) LIMITED

CME (Communications, Media and Entertainment)	PROPERTY	CHINA

WHARF COMMUNICATIONS LIMITED	WHARF ESTATES DEVELOPMENT LIMITED	WHARF ESTATES LIMITED	WHARF CHINA LIMITED
i-CABLE (Core Brand)	Property investment and development	Harbour City (Core Brand)	Modern Terminals (Core Brand)

Wharf T&T (Core Brand)		Times Square (Core Brand)	Wharf Estates China Limited – China properties

Marco Polo Hotels Management

See exhibit 8.1 for a listing of significant subsidiaries and associates as of December 31, 2003.

PROPERTY, PLANT AND EQUIPMENT

The most significant part (82%) of the Company’s property, plant and equipment are the investment properties and hotels owned by the Company. See “Business Overview—Property Investment.” Much of the remainder of the Company’s property, plant, and equipment is represented by CME’s and Modern Terminals’ infrastructure. See “Business Overview—CME and Logistics.”

ENVIRONMENTAL REGULATIONS

The operations of the Company and its associates are subject to various laws enacted for protection of the environment. Compliance with such laws has not had, and in the Company’s opinion, is not expected to have, a material effect upon the Company’s capital expenditure, earnings or competitive position.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the Financial Statements. Unless otherwise indicated, all financial information in this Annual Report is presented in Hong Kong Dollars as of December 31, 2003. The US dollar translations provided in this Annual Report are, unless otherwise indicated, calculated at the Noon Buying rate at December 31, 2003, which was HK$7.764 per US$1.00. Sums may not add due to rounding.

GENERAL

The Company engages in its business activities through its subsidiaries and associates. For financial reporting purposes, subsidiaries are consolidated with the Company. The Company’s share of the profits less losses of associates, based on its attributable interests in such associates, is reflected in the consolidated profit and loss account as share of profits (less losses) of associates; turnover and profit from ordinary activities do not include the results of such associates. Minority interests in the profits of subsidiaries (i.e., the proportionate interest of outside shareholders) are deducted from profit after taxation; such deduction is reflected in the Company’s profit attributable to shareholders.

Significant portions of the Company’s turnover are derived from three sources: (1) rent received on the Company’s investment property portfolio in Hong Kong; (2) Pay TV, Internet multimedia and telecommunication services in the CME segment; and (3) revenues from the logistics business. Profit is mainly contributed from the property investment, logistics and, to a lesser extent, CME businesses.

The following discussion is based on the Company’s Financial Statements, which are presented in accordance with Hong Kong GAAP. Hong Kong GAAP differs in certain significant respects from US GAAP. For a description of these differences, see Note 34 to the Financial Statements.

In accordance with Hong Kong GAAP, listed companies such as the Company value investment properties and hotel properties on their balance sheets at their market value, based on professional valuations. The valuations are incorporated in the Financial Statements. Any change in valuation of an investment property is treated as a change in the investment properties aggregate revaluation reserve, and any change in valuation of a hotel is treated as a change in the other properties revaluation reserve (included in other capital reserves). The total investment properties revaluation reserve increased to HK$32.1 billion (US$4.1 billion) as at December 31, 2003, from HK$30.0 billion as at December 31, 2002. This amount was previously reported as HK$30.3 billion and the prior year adjustment of HK$0.3 billion related to deferred tax provided on certain investment properties revaluation reserve in China; for details see Note 10 to the Financial Statements, and the other properties revaluation reserves for hotels maintained at HK$2.2 billion (US$0.28 billion) as at December 31, 2003 and 2002. The total increase of HK$2.1 billion (US$0.27 billion) represents a general increase in property value. See Notes 11(d) and 23 to the Financial Statements. If the reserve were to become negative, the resulting deficit would be charged to the profit and loss account.

Changes in accounting policies

In prior years, deferred tax liabilities were recognized using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

     Effective January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) issued by the Hong Kong Society of Accountants, the Company adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits. Other than certain limited exceptions as set out in Note 1(o)(iii) to the Financial Statements, all deferred tax liabilities and all deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which such assets can be utilised. The prior years’ adjustments and the effect on the financial statements for 2003 of the adoption of this revised accounting policy is described in Note 10 to the Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain information with respect to the Company’s consolidated turnover and operating profit for each of the last three financial years. Turnover is comparable to revenue. The consolidated turnover and operating profit are allocated to various business segments. Consistent with Hong Kong GAAP, a segment is a distinguishable component of the Company that is engaged in providing products or services that is subject to risks and rewards that are different from those of other segments. Inter-segment pricing is based on similar terms as those available to other external parties. The results of certain businesses that the Company considers, from a management and operations perspective, to be part of a particular business segment (and that are described as such in “Information on the Company — Business Overview”) are not included in the segment information set forth below, however, if such businesses were conducted through associates rather than through subsidiaries.

	YEAR ENDED DECEMBER 31,
	2003		2002 RESTATED		2001 RESTATED
	HK$MILLION	%	HK$MILLION	%	HK$MILLION	%
TURNOVER:
Property investment	4,275	38.0	4,442	39.1	4,351	37.1

Hong Kong	3,552	31.6	3,674	32.4	3,583	30.5
China	190	1.7	152	1.3	125	1.1
Hotels	533	4.7	616	5.4	643	5.5

Communications, media and entertainment (CME)	3,578	31.7	3,435	30.3	3,157	27.0

Pay television	1,734	15.4	1,711	15.1	1,595	13.6
Internet and multimedia	409	3.6	450	4.0	336	2.9

i-CABLE	2,143	19.0	2,161	19.1	1,931	16.5
Telecommunications	1,253	11.1	1,117	9.8	1,089	9.3
Others	182	1.6	157	1.4	137	1.2

Logistics	3,221	28.6	3,203	28.3	3,280	28.0

Terminals	2,868	25.5	2,785	24.6	2,918	24.9
Other logistics business	353	3.1	418	3.7	362	3.1

Property development	189	1.7	214	1.9	827	7.0
Investment and others	251	2.2	308	2.7	357	3.0

	11,514	102.2	11,602	102.3	11,972	102.1
Inter-segment revenue	(261)	(2.2)	(269)	(2.3)	(247)	(2.1)

Total	11,253	100.0	11,333	100.0	11,725	100.0

OPERATING PROFIT : (1)
Property investment	2,901	57.5	3,125	58.5	2,964	58.6

Hong Kong	2,745	54.4	2,874	53.8	2,780	55.0
China	51	1.0	28	0.5	12	0.2
Hotels	105	2.1	223	4.2	172	3.4

Communications, media and entertainment (CME)	432	8.5	429	8.1	312	6.1

Pay television	444	8.8	332	6.2	349	6.9
Internet and multimedia	(85)	(1.7)	9	0.2	(50)	(1.0)

i-CABLE	359	7.1	341	6.4	299	5.9
Telecommunications	35	0.7	53	1.0	8	0.2
Others	38	0.7	35	0.7	5	—

Logistics	1,827	36.2	1,838	34.4	1,795	35.5

Terminals	1,735	34.4	1,691	31.7	1,700	33.6
Other logistics business	92	1.8	147	2.7	95	1.9

Property development	(17)	(0.3)	(9)	(0.2)	(88)	(1.7)

	YEAR ENDED DECEMBER 31,
	2003		2002 RESTATED		2001 RESTATED
	HK$MILLION	%	HK$MILLION	%	HK$MILLION	%
Investment and others	163	3.2	202	3.8	314	6.2

	5,306	105.1	5,585	104.6	5,297	104.7
Unallocated income and Expenses	(256)	(5.1)	(244)	(4.6)	(245)	(4.7)

OPERATING PROFIT BEFORE BORROWING COSTS	5,050	100.0	5,341	100.0	5,052	100.0

Borrowing costs (2)	(480)		(755)		(1,106)

TOTAL	4,570		4,586		3,946

(1) Operating profit includes income from investments in securities and is after deducting depreciation expense.

(2) Borrowing costs include interest expenses and other costs relating to borrowings, after deduction of amounts capitalized.

2003 COMPARED TO 2002

Company’s Turnover

The Company’s turnover for 2003 was HK$11,253 million (US$1,449 million), a decrease of HK$80 million, or 1%, compared to HK$11,333 million in 2002. The decrease in turnover is chiefly attributable to the reduction in hotel revenue of HK$83 million as a consequence of SARS and in office rental income of HK$105 million due to an oversupply in the Grade A office market, despite revenue growth totalling HK$161 million in the CME and Logistics segments.

Company’s direct costs and operating expenses

The Company’s direct costs and operating expenses for 2003 were HK$3,910 million (US$504 million), an increase of HK$129 million, or 3%, from HK$3,781 million in 2002. The increase was mainly due to higher operating costs incurred because of higher throughput handled by Modern Terminals, higher telecommunications operating costs related to the introduction of a new brand of IDD service and additional promotional, hygienic and cleaning expenses incurred during the SARS period in respect of the core property assets of the Company, including Harbour City and Times Square.

Company’s selling and marketing expenses

Selling and marketing expenses for the year 2003 were HK$519 million (US$67 million), an increase of HK$29 million or 6% as compared to HK$490 million for the year of 2002. The increase was mainly due to the marketing expenses incurred in the first quarter of 2003 to attract more tenants for the re-opening of the retail podium of Beijing Capital Times Square in November 2002, pre-sale of Phase II of Chongqing Times Square during 2003 and the introduction of the new brand of IDD telecommunication service mentioned above.

Company’s administrative and corporate expenses

Administrative and corporate expenses for the year were HK$515 million (US$66 million), an increase of HK$31 million, or 6%, from HK$484 million in 2002, mainly due to a general increase in non-operating expenses incurred by the CME and China segments due to an expansion of their business activities.

Depreciation and amortization

Depreciation and amortization charges for 2003 totalled HK$1,292 million (US$166 million) (including the amortization of goodwill of HK$50 million or US$6 million), an increase of 7% over 2002. The increase resulted from the combined effect of increases in i-CABLE and Wharf T&T’s depreciation, which incurred further capital investments related to service enhancements, respectively. Amortisation of goodwill, related to the acquisition of an additional 4.5% interest in Modern Terminals Limited in 2001, increased by HK$28 million in 2003 as the estimated useful life of the terminal infrastructure was shortened to better reflect the period during which the related asset will generate economic benefits for the Company.

Company’s Operating Profit

The Company’s operating profit before borrowing costs for the year 2003 was HK$5,050 million (US$650 million), a decrease of HK$291 million or 5% from HK$5,341 million in 2002. This was primarily due to unfavorable results of hotel operations and reduction in rental contribution from office area, as described above.

Borrowing costs

Net borrowing costs for 2003 decreased by HK$275 million, or 36%, to HK$480 million (US$62 million) from HK$755 million in the previous year. The decrease was the result of the persistently low interest rate environment, as well as the Company’s declining net debt level. The availability of future savings of this type is not within the Company’s control and will depend on favorable market conditions. Capitalization to related assets was HK$54 million (US$7 million) for 2003 compared to HK$94 million in 2002. The Company’s average borrowing cost for the year was 2.66%, a reduction from 3.59% in 2002.

Net other charges

Net other charges recognized in 2003 comprised the deemed profit of HK$312 million (US$40 million) arising from a distribution of

244.7 million i-CABLE shares by the Company as part of i-CABLE’s 2003 interim dividend, a net impairment provision of HK$276 million (US$36 million) for properties under development, an impairment provision of HK$58 million (US$7 million) for investments and write off of fixed assets of HK$85 million (US$11 million); each of these charges were before deduction of minority interest. The deemed profit on distribution of the i-CABLE shares represents the difference between the total value of HK$508 million (US$65 million), calculated on basis of the closing price of i-CABLE shares on August 19, 2003, and the net book value of the distributed shares.

The charges in 2002 mainly included net provisions of HK$285 million for impairment in value of various properties under development and HK$149 million for impairment in value of investments.

Share of profits less losses of associates

The share of profits of associates for 2003 was HK$292 million (US$38 million) compared to a loss of HK$495 million in 2002. The share of profit mainly came from attributed profit on sale of Sorrento residential units, the biggest property sale activity in 2003. The attributed losses mainly resulted from the Company’s share of the aggregate provisions of HK$589 million made by associated companies for impairment in value of two property development projects, namely Sorrento and Bellagio, 40% and 33-1/3%, respectively, owned by the Company.

Profit before taxation

The Company’s profit before taxation, which included net other charges, increased by HK$1,098 million, or 30%, to HK$4,755 million (US$612 million) in 2003 from HK$3,657 million in 2002.

Taxation

The taxation charge for 2003 was HK$952 million (US$123 million), an increase of HK$223 million or 31% as compared to the restated HK$729 million reported in 2002. The previously reported 2002 figure was HK$682 million which was adjusted upwards by HK$47 million (before net of minority interest of HK$3 million), as a result of additional deferred tax provision upon adoption of revised accounting policy, details of which see Note 10 to the Financial Statements. The increase primarily resulted from the rise in the Hong Kong Profits Tax rate to 17.5%, compared with 16% in 2002, which affected not only the current tax charge but also the value of the Company’s deferred tax liabilities. The latter item had, among other things, been increased upon the adoption of the new accounting standard SSAP 12 “Income taxes” in 2003.

Minority interests

Minority interests were HK$760 million (US$98 million) compared to HK$669 million in 2002. The increase was mainly from better results achieved by two non-wholly owned subsidiaries, namely, Harbour Centre Development Limited and i-CABLE.

Profit attributable to Shareholders

The Company reported a profit attributable to shareholders of HK$3,043 million (US$392 million) for 2003, an increase of HK$784 million, or 35%, as compared to restated HK$2,259 million in 2002. Earnings per share were HK$1.24 (US$0.16), compared to HK$0.92 recorded in the previous year. The aggregate attributable impairment provision for properties and investments in 2003 decreased by HK$641 million as compared to 2002. Also included in the profit for 2003 are a deemed profit of HK$312 million arising from the distribution of i-CABLE shares as part of the Company’s interim dividend for the year and a HK$85 million write-down by Wharf T&T of the value of certain communication plant and equipment.

Other than the decrease in impairment provision for properties and deemed profit, the decline in the Company’s net profit is primarily attributable to the HK$118 million decrease in operating profit of the Company’s hotel business because of the SARS outbreak in mid-March 2003, a drop in office rental contribution of HK$85 million under an oversupply situation prevailing in the Grade A office market, an additional tax charge of HK$223 million primarily in respect of current year’s taxation and deferred tax liabilities for a rise of 1.5% in profits tax rate and increase in profit shared by minority interests of HK$91 million. The increase of HK$198 million in share of operating profits from associates, and savings of HK$275 million in borrowings cost mitigated the decline in profit for 2003.

Included in the Company’s profit attributable to shareholders are profits of HK$1,051 million (US$135 million) (as compared to HK$883 million in 2002) that were contributed by three significant non-wholly owned subsidiaries, namely the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$891 million (US$115 million) for the year 2003 (as compared to HK$853 million in 2002).

Segment performance

Property Investment

The Property Investment segment, including its two core assets, Harbour City (including hotels) and Times Square, had revenue of HK$4,275 million (US$551 million) in 2003, 4% lower than HK$4,442 million in 2002. Operating profit for this segment in 2003 was HK$2,901 million (US$374 million), a decrease of 7% from HK$3,125 million in 2002. The decrease in turnover was mainly due to the reduction in hotel revenue and office rental income, as mentioned above. Additional operating and promotional expenditure totalling HK$16 million (US$2 million) were incurred during and after the SARS period in respect of the core property assets of the Company, further decreasing this segment’s profit.

Wharf Estates Limited

Harbour City. Harbour City, a core property investment asset of Wharf Estates Limited, generated a turnover of HK$2,732 million (US$352 million) for 2003, lower than that of 2002 by HK$146 million or 5%. The reduction was a result of lower revenue from the asset’s hotel businesses, office area and apartments. Operating profit for 2003 was HK$1,803 million (US$232 million), a decrease of HK$198 million or 10% as compared to 2002. With the local tourist industry adversely affected by the spread of SARS in the second quarter of the year, hotel operations recorded sales of HK$533 million (US$69 million), 13% lower than in 2002. After the impact from SARS receded, the operating environment improved with the restoration of average room occupancy rate to a more typical level above 80%, as the Company recorded in recent years. Average hotel room occupancy for the whole year of 2003, however, was approximately 67% as opposed to 86% in 2002. Office area rental had been under pressure, given an oversupply of Grade A offices, especially on Hong Kong Island due to the launch of Phase II of the International Finance Centre in 2003, which brought a large quantity of such office space on the market. Apartments also reported lower revenue due to declines in both occupancy rate and average rental rate in an intensely competitive environment. Retail rentals made a slightly lower contribution, mainly because of lost rentals in certain parts of Ocean Terminal, which had been reserved during part of 2003 for renovation and planned refurbishment programs.

Times Square. Times Square, another core investment property asset of Wharf Estates Limited, generated total revenue in 2003 of HK$841 million (US$108 million), which was 6% lower than in 2002. Operating profit attributable to Times Square for 2003 was HK$703 million (US$91 million), a decrease of HK$59 million or 8% as compared to HK$762 million of 2002. A lower office occupancy level in early part of 2003 was recorded resulting from one tenant’s decision to relocate its office, which reduced the revenue contribution from its office area. Revenue from retail leases continued the rising trend of last year, resulting in improvement in both the occupancy rate and rental rate.

Plaza Hollywood. Plaza Hollywood reported revenue of HK$238 million (US$31 million) for 2003, a decrease of HK$22 million or 8% as compared to HK$260 million of 2002, due to declines in both the occupancy rate and the rental rate. The declines were partly due to its proximity to some SARS affected areas in Kowloon East.

The aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$50,139 million (US$6,458 million), based on revaluation as at December 31, 2003, conducted by independent valuation experts. These properties generated total revenue and operating profit of HK$3,811 million (US$491 million) and HK$2,683 million (US$346 million), respectively, for 2003, compared with HK$4,034 million and HK$2,965 million, respectively, in 2002.

Wharf Estates Development Limited

Owning various residential, office and industrial investment properties located in Hong Kong including the Peak properties, Wharf Estates Development Limited reported improvement both in aggregate revenue and operating profit in 2003. The better results were achieved with the support of an aggressive leasing strategy, including an increase in marketing activities and the offering of more competitive pricing.

Wharf Estates China Limited

With its two major investment properties in China, namely, Beijing Capital Times Square and Shanghai Times Square, Wharf Estates China Limited recorded growth in aggregate revenue by HK$38 million or 25% to HK$190 million (US$24 million), and growth in operating profit by HK$23 million or 82% to HK$51 million (US$6.6 million) in 2003, reflecting the resilience of these property assets and the high economic growth rate in China.

CME

Benefiting from increases in subscribers to Pay TV, Broadband Internet multimedia and telecommunication services, the CME segment reported growth of HK$143 million or 4% to HK$3,578 million (US$461 million) in aggregate revenue; and growth of HK$3 million or 1% to HK$432 million (US$56 million) in operating profit in 2003. Despite increased subscribers, the Broadband service reported lower results, principally due to the erosion in its ARPU resulting from keen price competition.

i-CABLE. The consolidated results of Pay TV and Internet and multimedia businesses for 2003 decreased i-CABLE’s revenue by HK$18 million, or 1%, to HK$2,143 million (US$276 million) as compared to 2002. i-CABLE’s operating profit increased in 2003 by HK$18 million, or 5%, to HK$359 million (US$46 million). This was mainly due to significant programming cost savings in respect of World Cup-related costs incurred in 2002. In addition, finance costs declined in comparison with 2002, during which impairment loss on investments was recorded. As a result, during 2003, the net profit attributable to shareholders of i-CABLE rose by HK$103 million or 88% to HK$220 million (US$28 million).

Pay TV

Pay TV turnover grew by HK$23 million, or 1%, to HK$1,734 million (US$223 million), as a result of an increase in airtime sales revenues in the second half of 2003 and an 8% increase in subscribers to 656,000, in spite of the absence of FIFA World Cup. Accompanied by a significant year-on-year savings on programming costs, Pay TV reported an increase in operating profit of HK$112 million, or 34%, to HK$444 million (US$57 million) compared with the previous year. Average revenue per subscriber (“ARPU”) declined by 6% year-on-year to HK$220 (US$28) from HK$233 in 2002 partly due to the absence of airtime sales revenues during the 2002 World Cup.

Internet and multimedia

Internet and multimedia revenue decreased by HK$41 million or 9% to HK$409 million (US$53 million) for 2003. This decline occurred despite growth of Broadband subscribers by 14% to 258,000. This business’s operating results recorded a loss of HK$85 million (US$11 million) compared with profit of HK$9 million in 2002. The decline in revenue was primarily due to substantial decline of ARPU from HK$180 in 2002 to HK$129 (US$17). The decline was primarily the result of the adoption of an aggressive pricing strategy to maintain subscriber growth trends in a highly competitive environment.

Wharf T&T. Despite a competitive environment that has put pressure on telecommunication businesses in Hong Kong, Wharf T&T increased its telecommunications-related revenue by HK$118 million, or 11%, to HK$1,235 million (US$159 million). The installed base of fixed lines grew by 28% to reach 433,000 lines at the end of 2003. Revenue from fixed-line telephony services rose by around 16% to HK$982 million (US$126 million) and the revenue ratio between fixed line and IDD was improved to nearly 4:1 to reflect the continuing shift to fixed line focus in its business model. The operating profit was HK$54 million (US$7 million), which is at similar level as 2002.

Logistics

The total revenue of the Logistics segment, including Modern Terminals Limited, a 55.3%-owned subsidiary, and the Star Ferry and Hong Kong Tramways public transit businesses, was HK$3,221 million (US$415 million), an increase of HK$18 million or 1% as compared with HK$3,203 million in 2002. Operating profit attributable to this segment, however, decreased by HK$11 million or 1% to HK$1,827 million (US$235 million). A decrease in profits from Star Ferry and Hong Kong Tramways, mainly due to the decrease in passengers during the outbreak of SARS, was offset by an increase in the profit contribution of Modern Terminals.

Modern Terminals. Hong Kong is Modern Terminals’ primary area of operations, where it handles four major categories of containers: Feeder, Import, Export and Transhipment. The revenue of Modern Terminals increased in 2003, mainly because of strong feeder and transhipment volume, which resulted in higher throughput handled. Accompanied by control on operating expenses, operating profit of Modern Terminals also improved despite the keen competitive environment of the terminal industry in South China.

Property development

In addition to their property investments, Wharf Estates Development Limited and Wharf Estates China Limited also conducted property sales activities during 2003. Turnover in the Property Development segment decreased by HK$25 million or 12% to HK$189 million (US$24 million), as compared to HK$214 million in 2002. Turnover of HK$189 million in 2003 was mainly derived from the pre-sale of the remaining fourth tower of Chongqing Times Square and sales of remaining units of Galaxia, while turnover in 2002 was derived mainly from pre-sale of the first three apartment towers of Chongqing Times Square and sales of remaining units of Nelson Court, Serenade Cove and Galaxia in Hong Kong.

The Property Development segment sustained an operating loss of HK$17 million (US$2 million) as compared to a loss of HK$9 million in 2002.

Investment and others

Turnover in the Investments and Others segment was HK$251 million (US$32 million) in 2003, a decrease of HK$57 million or 19% as compared with HK$308 million of 2002. Operating profit in 2003 was HK$163 million (US$21 million), compared to HK$202 million in 2002. The decrease was mainly due to lower interest income from deposits and investments in bonds.

2002 COMPARED TO 2001

The Company’s results of operations for 2002 and 2001 have been restated due to the Company’s adoption in 2003 of the revised Statement of Standard Accounting Practice 12 “Income taxes.” See Note 10 to the Financial Statements. The affected lines were taxation, profit after taxation, minority interest and profit attributable to shareholders. There were no changes up to profit before taxation. And, the net asset value of the Company as at December 31, 2002 and 2001, were adjusted downwards by HK$979 million and HK$886 million respectively.

Company’s Turnover

The Company’s turnover for 2002 was HK$11,333 million, a decrease of HK$392 million, or 3%, compared to HK$11,725 million in 2001. The decrease in turnover was principally due to substantial reduction in property sales by HK$613 million. The reduction in property sales resulted primarily from the Company’s property sales during the year being substantially conducted by associated companies undertaking the Sorrento and Bellagio projects, the sale proceeds from which were not accounted for as the Company’s turnover. Continued improvement in revenue from the Company’s investment property portfolio, Pay TV and broadband services partially offset the decrease in property sales.

Company’s direct costs and operating expenses

The Company’s direct costs and operating expenses for the year 2002 were HK$3,781 million, a decrease of HK$533 million, or 12%, from HK$4,314 million in 2001. The decrease was mainly due to a reduction in the cost of properties sold to HK$204 million in 2002 from HK$869 million in 2001, which was mainly attributable to sales of Serenade Cove and Nelson Court.

Company’s selling and marketing expenses

Selling and marketing expenses remained stable at HK$490 million for both years of 2002 and 2001.

Company’s administrative and corporate expenses

Administrative and corporate expenses for the year were HK$484 million, a decrease of HK$9 million, or 2%, from HK$493 million in 2001, mainly due to tighter control of overhead.

Depreciation and amortization

Depreciation and amortization charges for 2002 totalled HK$1,208 million (including the amortization of goodwill of HK$22 million), an increase of 11% over 2001. The increase resulted from the combined effect of an increase in i-CABLE and Wharf T&T’s depreciation of their expanded capital expenditures and an increase in amortization of i-CABLE’s programming library. These increases were offset by a reduction in depreciation charges of HK$76 million (US$9.7 million) following an extension of the estimated useful lives of some of the Company’s plant and equipment (including Modern Terminals) in 2002.

Company’s Operating Profit

The Company’s operating profit before borrowing costs for the year 2002 was HK$5,341 million, an increase of HK$289 million or 6% from HK$5,052 million in 2001. The improvement was primarily driven by the Company’s core businesses, particularly the Property Investment and CME segments.

Borrowing costs

Net borrowing costs for 2002 decreased substantially by HK$351 million, or 32%, to HK$755 million from the HK$1,106 million incurred in the previous year. The decrease was a result of market interest rate cuts, as well as the Company’s success in reducing interest margins through its refinancing activities. The availability of future savings of this type are not within the Company’s control and will depend on favorable market conditions. The charge was after capitalization to related assets of HK$94 million for the year compared to HK$189 million in 2001. The Company’s average borrowing cost for the year was 3.59%, a reduction from 5.45% in 2001.

Net other charges

Net other charges for the year amounted to HK$434 million compared to HK$99 million in 2001. The principal charges in 2002 were net provisions of HK$285 million for impairment in the value of various properties under development as a result of a review of the prevailing market conditions and HK$149 million for impairment in value of investments. The net other charges in 2001 covered a provision for impairment in value of investments of HK$438 million net of the write-back of provisions of HK$339 million for properties held for development and for sale.

Share of profits less losses of associates

The share of losses of associates for the year was HK$495 million compared to HK$281 million in 2001. The attributed losses for the year mainly resulted from the Company’s share of the aggregate provisions of HK$589 million made by the associated companies for impairment in value of the Company’s Sorrento and Bellagio property development projects by 40% and 33-1/3%, respectively. The losses in 2001 principally reflected the attributable loss for impairment in the value of Bellagio.

Profit before taxation

The Company’s profit before taxation increased by HK$91 million to HK$3,657 million in 2002 from HK$3,566 million in 2001.

Taxation

The taxation charge for the year was HK$729 million compared to HK$507 million reported in 2001 (previously reported, before adoption of revised SSAP 12, was HK$682 million for 2002 and HK$403 million for 2001). The change resulted primarily from the increase in the Company’s net operating profit and the inclusion of an under-provision of HK$108 million in relation to prior years’ assessments currently being challenged by the Inland Revenue Department in respect of certain interest deductibility in previous years.

Minority interest

Minority interests were HK$669 million compared to HK$640 million in 2001 (previously reported, before adoption of revised SSAP 12, was HK$672 million for 2002 and HK$644 million for 2001).

Profit attributable to Shareholders

The Company reported a profit attributable to shareholders of HK$2,259 million for 2002, a decrease of HK$160 million, or 7%, as compared to HK$2,419 million in 2001. The reduction in profit was due primarily to aggregate attributable impairment provisions of HK$813 million for properties and properties under development following a review based on the property market condition prevailing at December 31, 2002, including the Sorrento and Bellagio projects held through associates, and a provision of HK$134 million for impairment in the value of investments that shows no signs of reversal based on management’s judgement. Earnings per share were HK$0.92, compared to HK$0.99 recorded in the previous year.

The Company’s investment and hotel property portfolios were revalued by independent valuers at December 31, 2002, resulting in a transfer of a reduction of HK$6,077 million of the Company’s revaluation reserves. Primarily because of this downward revaluation, the Company’s consolidated net asset value was reduced to HK$47,734 million or HK$19.50 per share at December 31, 2002, compared to HK$53,759 million or HK$21.96 per share at December 31, 2001.

Included in the Company’s profit attributable to shareholders are profits of HK$883 million (as compared to HK$833 million in 2001) contributed from three significant non-wholly owned subsidiaries, namely the 55.3%-owned Modern Terminals, 79.2%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$853 million for the year 2002 (as compared to HK$925 million in 2001).

Segment performance

Property Investment

The Property Investment segment, including its two core assets, Harbour City (including hotels) and Times Square, reported revenue growth of 2% to HK$4,442 million in 2002, compared to HK$4,351 million in 2001. Operating profit for this segment in 2002 was HK$3,125 million, an increase of 5% from HK$2,964 million in 2001. The increase was mainly due to improvement in occupancies at Gateway Towers 3, 5 and 6.

Wharf Estates Limited

Harbour City. Harbour City, including hotels, generated total revenue of HK$2,878 million in 2002, an increase of HK$41 million or 1% from HK$2,837 million reported in 2001 as a consequence of the improvement in occupancies at Gateway Towers 3, 5 and 6. Pressure on office rental has increased, and there was rental loss in certain parts of Ocean Terminal that had been reserved for renovation and refurbishment programs. The operating profit of Harbour City increased by HK$138 million or 7% to HK$2,001 million in 2002.

Times Square. Times Square, another core investment property, generated total revenue of HK$895 million, which was slightly above the previous year’s level of HK$892 million. The operating profit for both years was HK$762 million.

Wharf Estates Development Limited (Hong Kong investment properties)
Wharf Estates China Limited (China investment properties)

Other Investment Properties. Aggregate revenue from other investment properties, which includes investment properties in mainland China but excludes hotels, also improved in 2002 as compared to 2001.

CME

The CME segment continued to record growth both in revenue and operating profit, though at a slower pace than in previous years. However, even though the CME segment recorded revenue growth, the segment came under pressure as a result of the difficult economic environment and keen competition. In 2002, total revenue for the segment increased by HK$278 million, or 9%, to HK$3,435 million, and operating profit increased by HK$117 million, or 38%, to HK$429 million as compared with the previous year. Increases in customers from Pay TV, broadband Internet multimedia and telecommunications services were reported.

i-CABLE. As compared to 2001, the combined results of Pay TV and Internet and multimedia businesses increased i-CABLE’s revenue by HK$230 million, or 12%, to HK$2,161 million and increased its operating profit by HK$42 million, or 14%, to HK$341 million.

Pay TV

Pay TV turnover grew by HK$116 million, or 7%, to HK$1,711 million, as a result of an increase in airtime sales revenues and an 8% increase in subscribers to surpass 605,000, spurred by the 2002 FIFA World Cup and anti-piracy measures. In spite of the increase in revenue, Pay TV reported a decline in operating profit of HK$17 million, or 5%, to HK$332 million compared with the previous year, primarily due to the increase in non-recurring programming costs related to the 2002 FIFA World Cup. Average revenue per subscriber (“ARPU”) rose to HK$233 from HK$232 in 2001.

Internet and multimedia

Internet and multimedia revenue for the year grew by HK$114 million or 34% to HK$450 million as broadband subscribers grew by 42% to surpass 225,000. On the back of subscriber growth and high operating leverage, the operating results reversed from a loss of HK$50 million to a profit of HK$9 million in 2002. Amidst extremely keen competition, ARPU dropped 20% from HK$224 in 2001 to HK$180 in 2002.

Wharf T&T. Wharf T&T increased its telecommunication revenue by HK$28 million, or 3%, to HK$1,117 million. The installed base of fixed lines grew by 41% to reach 340,000 lines at the end of 2002. Revenue from fixed-line telephony services rose by 6% to HK$833 million, which accounted for 75% of Wharf T&T’s total revenue, while IDD revenue fell by 6% to HK$284 million and operating profit increased to HK$53 million from HK$8 million in 2001.

Logistics

The total revenue of the Logistics segment, including Modern Terminals Limited, a 55.3%-owned subsidiary, was HK$3,203 million, a decrease of HK$77 million or 2% as compared with HK$3,280 million in 2001. The drop in revenue was mainly due to a reduction in Modern Terminals’ revenue by HK$133 million from 2001 as a result of a reduction in prices, consistent with prevailing market rates. Modern Terminals’ operating profit was maintained at approximately the 2001 level. Operating profit of the logistics segment increased by HK$43 million or 2% to HK$1,838 million in 2002, primarily due to an increase in other logistics income.

Property development

Turnover in the Property Development segment significantly decreased by 74% to HK$214 million, as compared to HK$827 million in 2001. During 2002, the biggest property sale activity was the sales of Sorrento Phase I and II and Bellagio Phase I and II. As the properties were developed under joint ventures, the operating results were included as a share of profits less losses of associates. The turnover of HK$214 million in 2002 was derived from the pre-sale of the first three apartment towers of Chongqing Times Square in China and sales of remaining units of Nelson Court, Serenade Cove and Galaxia in Hong Kong, while turnover in 2001 was derived mainly from the sale of Nelson Court and the remaining units of Serenade Cove.

The Property Development segment sustained an operating loss of HK$9 million as compared to a loss of HK$88 million in 2001.

Investment and others

Turnover in the Investments and Others segment was HK$308 million in 2002 and HK$357 million for 2001. The decrease was mainly due to lower interest income from deposits.

Operating profit in the Investments and Others segment in 2002 was HK$202 million, compared to HK$314 million in 2001. This decrease was mainly due to a decrease in interest income from deposits and the non-recurrence of the write-back of provisions for second mortgage debtors and recovery of legal expenses that added to this segment’s operating profit in 2001. The decrease was, however, partly offset by a reduction in losses on the sale of investments in 2002 as compared to 2001.

INFLATION

The rate of inflation in Hong Kong was approximately negative 1.6%, negative 3.0% and negative 2.6% in 2001, 2002 and 2003, respectively. The continuing deflationary environment means that the real cost of borrowing is relatively high despite today’s all-time low nominal interest rates.

LIQUIDITY AND CAPITAL RESOURCES

GEARING RATIOS

The Company’s strategy is to maintain financial liquidity and flexibility in order to be able to capitalize on appropriate business opportunities. The primary source of liquidity for the Company is net cash inflow from its core businesses of property investment, logistics and CME, while the secondary source of liquidity is the Company’s committed available bank facilities. The Company believes that its current working capital is sufficient for its present requirements. During 2003, the Company made debt reduction its top priority. At December 31, 2003, the ratio of net debt (net of cash, debt securities and deposits, if any) to total assets (excluding cash, debt securities and deposits, if any) was 21.4% compared with 25.9% at December 31, 2002.

As at December 31, 2003, the net debt of the Company, on a consolidated basis, was HK$17.0 billion (US$2.2 billion), consisting of total debt of HK$18.7 billion (US$2.4 billion), net of cash and deposits in hand of HK$1.7 billion (US$219 million). At such date, the Company had undrawn facilities of approximately HK$7.6 billion (US$0.98 billion). Included in the Company’s debts were loans of HK$1,300 million (US$167 million) borrowed by a non-wholly owned subsidiary, Modern Terminals. These loans are without recourse to the Company or other subsidiaries of the Company. Undrawn facilities (except for facilities committed to specific projects), which amounted to HK$7.6 billion (US$0.98 billion) as at December 31, 2003, are generally available for the future expansion of the Company and its businesses.

During 2003, to diversify its funding sources, the Company set up a medium term note (“MTN”) program, which allows the Company from time to time to issue notes in an aggregate outstanding amount not to exceed US$1,000 million. As at December 31, 2003, notes of HK$880 million (US$113 million) had been issued and were outstanding under the MTN program. As at December 31, 2003, the Company’s financing facilities included (i) long-term (facilities with unexpired terms of over one year) corporate facilities, (ii) long-term project-specific facilities, (iii) 8 7/8% Notes due 2004 issued in 1994, (iv) 7 5/8% Notes due 2007 issued in 1997, (v) 5.75% Notes due 2004 issued in 2001, (vi) 3.68% and 4.36% Notes due 2004 and 2005, respectively, issued in 2002, (vii) five series of Notes, due between 2004 and 2008, issued in 2003 under the MTN program and (vii) other short-term facilities.

Except for project-specific facilities, all of the Company’s financing facilities are available for any purpose. The facilities are mainly available in HK dollars or US dollars. Certain facilities bear interest at floating rates, with spreads of between 0.30% and 0.60% (with a weighted average of 0.48%) over the inter-bank dollar rates in the London market (LIBOR) or the Hong Kong market (HIBOR). Other facilities, except for certain China project-specific facilities, bear fixed rates as follows: (i) the 8 7/8% Notes due 2004, (ii) the 7 5/8% Notes due 2007, (iii) the 5.75% Notes due 2004, (iv) the 3.68% Notes due 2004, (v) the 4.36% Notes due 2005 and (vi) four out of five series of Notes, due between 2004 and 2006, issued under the MTN program with fixed rates between 1.26% and 3.02%. At December 31, 2003, approximately HK$3.7 billion (US$477 million) of the Company’s consolidated assets were pledged to secure certain credit facilities, representing 2% of the Company’s total debts. The Company has entered into swap contracts to convert over 90% of its fixed interest rate liabilities relating to the 8 7/8% Notes due 2004, the 5.75% Notes due 2004, the 3.68% Notes due 2004, the 1.26% and 1.35% Notes due 2004 under the MTN program, the 4.36% Notes due 2005, the 2.8% and 3.02% Notes due 2006 under MTN program and the 7 5/8% Notes due 2007 into floating rate liabilities. The Company has also entered into currency contracts to hedge currency exposure relating to its operations. Most of the company’s foreign currency exposure is in US dollars and all of such exposure has been hedged by currency swap contracts into HK dollars.

AVAILABILITY OF COMMITTED AND UNCOMMITTED FACILITIES

The Company arranged an aggregate of HK$6.3 billion (US$0.8 billion) in loan facilities in 2003 to refinance a number of its loan facilities at reduced interest margins and on more favorable terms. Asset-backed Notes totalling HK$4.5 billion (US$0.6 billion)

were prepaid in May 2003, with a substantial reduction in interest margins of about 2%. Among these financing activities, the Company has set up the MTN program, as described above.

During the first quarter of 2004, the Company took advantage of further opportunities to arrange loan facilities on more favorable terms in an aggregate amount of HK$5,934 million (US$764 million), with maturities ranging from 3 to 7 years, to refinance and replace some of the Company’s existing facilities. Such efforts are intended to reduce average borrowing margins and lengthen the Company’s debt maturity profile.

The Company’s available loan facilities and debt securities amounted to HK$26.3 billion (US$3.4 billion). Debts totalling HK$18.7 billion (US$2.4 billion) were outstanding at December 31, 2003, against the available facilities as set forth below:

	DECEMBER 31, 2003
	AVAILABLE	TOTAL		UNDRAWN
	FACILITY	DEBT	% OF	FACILITY
	HK$	HK$	TOTAL	HK$
	BILLION	BILLION	DEBT	BILLION
DEBT MATURITY
COMPANY AND WHOLLY OWNED SUBSIDIARIES
COMMITTED AND UNCOMMITTED
COMMITTED FACILITIES
Repayable within 1 year	5.1	5.0	27%	0.1
Repayable between 1 to 2 years	1.6	1.6	9%	—
Repayable between 2 to 3 years	4.6	4.6	24%	—
Repayable between 3 to 4 years	6.9	2.9	16%	4.0
Repayable between 4 to 5 years	2.0	1.6	8%	0.4

	20.2	15.7	84%	4.5
UNCOMMITTED FACILITIES	2.1	1.3	7%	0.8

	22.3	17.0	91%	5.3
NON-WHOLLY OWNED SUBSIDIARIES
COMMITTED AND UNCOMMITTED
Modern Terminals Limited	2.9	1.3	7%	1.6
i-CABLE Communications Limited	0.5	—	—	0.5
Others	0.6	0.4	2%	0.2

	26.3	18.7	100%	7.6

Secured	0.5	0.4	2%	0.1
Unsecured	25.8	18.3	98%	7.5

TOTAL	26.3	18.7	100%	7.6

Secured Notes in the amount of HK$4.5 billion (US$0.6 billion) were prepaid in May 2003.

Financial covenants

Each of the Company’s financing facilities agreements contains customary covenants. A breach of such covenants in the financing facilities agreements that extends beyond any grace period can constitute a default, which can limit the Company’s ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate payment of any outstanding debt. As of December 31, 2003, and through the date of this filing, the Company was in compliance with all such covenants. The Company does not foresee any difficulty complying with the covenants currently in place in the foreseeable future.

Shareholders’ funds

As at December 31, 2003, the shareholders’ funds of the Company totalled HK$51,628 million (US$6,650 million), an increase of HK$3,894 million from the restated amount of HK$47,734 million at December 31, 2002 (previously reported as at December 31, 2002 as HK$48,713 million, which was adjusted downwards by HK$979 million pursuant to the additional deferred tax provision in the revised SSAP 12, as discussed in Note 10 to the Financial Statements). The increase was partly due to the inclusion of a net revaluation surplus of HK$2.2 billion (US$0.28 billion) arising from an upward revaluation of the Company’s investment and hotel property portfolios to HK$54,580 million (US$7,030 million) and HK$3,409 million (US$439 million), respectively. On that basis, the consolidated net asset value of the Company at that date was HK$21.09 (US$2.72) per share, compared to net asset value of HK$19.50 per share at December 31, 2002.

Cash flow

Cash flow from operating activities

For the year ended December 31, 2003, net cash inflow from operating activities was HK$5.4 billion (US$696 million), derived mainly from Harbour City’s contribution (including hotels) totalling HK$1.9 billion (US$245 million), Times Square’s contribution of HK$0.7 billion (US$90 million), Plaza Hollywood and other investment properties’ contribution totalling HK$0.4 billion (US$52 million) under the Property Investment segment; i-CABLE’s contribution of HK$0.7 billion (US$90 million) and Wharf T&T’s contribution of HK$0.4 billion (US$52 million) under the CME segment; and Modern Terminals’ contribution totalling HK$1.7 billion (US$219 million) under the Logistics segment. Net interest paid (after deducting interest received) was HK$0.4 billion (US$52 million), while dividends received from associated companies and other investments were HK$135 million (US$17 million) and sale proceeds from disposal of certain listed debt securities were HK$0.5 billion (US$64 million). Hong Kong profits tax and overseas tax paid for 2003 was HK$0.6 billion (US$77 million).

For the year ended December 31, 2002, net cash inflow from operating activities was HK$4.7 billion, which was HK$0.7 billion lower than that of 2003. The higher cash inflow in 2003 was mainly due to sale proceeds of HK$0.5 billion from the disposal of listed debt securities and net interest paid being HK$0.2 billion lower than in 2002 because of lower interest rates and reduced debt positions. The disposal of listed debt securities was not a recurring item, and the level of net interest paid in future periods will depend on market interest rates and the debt position of the Company.

Cash flow from investing activities

In respect of investing activities, the total net cash inflow in 2003 was HK$1.1 billion (US$142 million). This included net repayments of advances, mainly from associates of the Company undertaking the Bellagio and Sorrento property developments of HK$1.7 billion (US$219 million), the increase in pledged and long term deposits of HK$0.8 billion (US$103 million) and proceeds of HK$0.3 billion (US$39 million) from the sale of long term listed investments net of purchase of fixed assets of HK$1.7 billion (US$219 million).

For the year ended December 31, 2002, there was a total cash outflow of HK$3.1 billion from investing activities. The change from outflow of HK$3.1 million in 2002 to inflow of HK$1.1 million in 2003 was mainly due to a repayment from advances to associates undertaking Bellagio and Sorrento, lower purchase of fixed assets, net sale proceeds of non-trading investments and net increase in uplift of deposits.

Cash flow from financing activities

Net cash outflow from financing activities in 2003 was HK$5.7 billion (US$734 million). The total dividends paid by the Company in 2003 (including the final dividend for the year ended December 31, 2002 and the interim dividend for the six months ended June 30, 2003) totalled HK$1.0 billion (US$129 million). The net repayment of various bank loans and payments of dividends to minority interest parties during 2003 were HK$4.0 billion (US$515 million) and HK$0.7 billion (US$90 million) respectively.

Net cash outflow from financing activities for 2002 was HK$3.6 billion. Larger repayment of bank loans was partly offset by lower cash dividends paid by the Company during 2003.

Capital expenditures

Capital expenditures on fixed and non-current assets, incurred by the Company’s core businesses during the year and their capital commitments at the year-end date are as follows:

		CAPITAL COMMITMENT
		AS AT DECEMBER 31, 2003
	CAPITAL	AUTHORIZED	AUTHORIZED
	EXPENDITURE	AND	BUT NOT
	IN 2003	CONTRACTED FOR	CONTRACTED FOR
BUSINESS UNIT/COMPANY	(HK$ MILLION)	(HK$ MILLION)	(HK$ MILLION)
Property investment	176	213	1,061
Logistics
Modern Terminals	441	675	99
CME
i-CABLE	507	137	180
Wharf T&T	512	74	79
Others	40	—	—

	1,676	1,099	1,419

AT DECEMBER 31, 2002	2,174	1,700	1,606

Capital expenditures by i-CABLE and Wharf T&T in 2003 mainly related to network equipment, while that of the Logistics segment was primarily for construction of CT9.

In addition to the above expenditures, the Company had planned expenditures of approximately HK$2.5 billion (US$322 million), mainly related to properties under development for sale in China.

As at December 31, 2003, in addition to the capital commitments and planned expenditures for properties under development totalling HK$5.0 billion (US$0.64 billion) mentioned above, the Company had other contractual obligations of HK$18.9 billion (US$2.43 billion), including the Company’s total debts of HK$18.7 billion (US$2.41 billion) and non-interest bearing club debentures of HK$0.2 billion (US$25 million). See “Contractual Obligations” below.

Major property projects undertaken by associates

During 2003, sales continued for the Sorrento and Bellagio property development projects, which were undertaken by associated companies, 40%-owned and 33-1/3%-owned by the Company, respectively. Accumulated sales for Sorrento reached 98% of the

1,272 Phase I units and 85% of the 854 Phase II units by the end of 2003. Bellagio sales reached 93% of the 1,704 Phase I and II units by the end of 2003.

At December 31, 2003, the cash deposits in Sorrento’s stakeholders’ account were HK$0.5 billion (US$64 million), which the Company believes would be sufficient to fully cover the project’s outstanding construction costs. Following the completion of the Phase I and II units, the cash deposits in Bellagio’s stakeholders’ account at March 31, 2003, amounting to HK$1.2 billion (US$155 million), were distributed to the shareholders of the project company in proportion to their equity interests in April 2003. Construction works for Bellagio Phases III and IV are underway in accordance with the project’s schedule and the estimated cost for completion of these Phases was approximately HK$1 billion (US$129 million), which will be financed by shareholders’ advances in proportion to their interests. The two project companies did not have any borrowings or facilities available at the end of 2003.

Liquidity sources and capital needs

Excluding sale proceeds of HK$0.5 billion from the disposal of listed debt securities, which was a non-recurring item in 2003, the net cash inflow from operating activities for 2003 and 2002 was HK$4.9 billion (US$631 million) and HK$4.7 billion, respectively. The cash inflow from operating activities mainly came from the Company’s core businesses of property investment, CME and logistics. Amongst these, excluding non-recurring items, about 60% was derived from property investment. The ratio of cash from operating activities (before interest payment and non-recurring item) to interest payment was 9.4 times for 2003 and 7.0 times respectively. Additionally, as mentioned above, an aggregate HK$5.9 billion (US$760 million), with maturity ranging from 3 to 7 years, has been secured to refinance the facilities of HK$6.9 billion (US$889 million) including those expiring in the year ending December 31, 2004. All business units remained financially sound and solid and liquidity needs can be sufficiently funded.

With total capital commitments of HK$5.0 billion (US$644 million) as at December 31, 2003, HK$1.8 billion (US$232 million) expiring within one year, HK$3.0 billion (US$386 million) expiring within two to four years and HK$0.2 billion (US$26 million) expiring afterwards. Given the Company’s stable net cash inflow from operating activities and the undrawn facilities with maturities between one and five years that are available for future uses, the Company believes its capital needs can be sufficiently funded.

PROSPECTS

The Company’s earnings are principally derived from investment properties, its 55.3% interest in Modern Terminals and CME.

Investment Property

The Company’s property strategy is to hold core properties as long-term investments. The Company believes that its program of regular maintenance and improvements, and its expertise in property management, marketing and human resources enhance the value of its investment properties. About 84% and 85% of rental income in 2003 and 2002, respectively, was derived from the Company’s two core assets, Harbour City (including hotels) and Times Square, which have in the past sustained high occupancy rates, due to their prime locations, with their tenants including many multinational corporations and prominent retailers. The Company’s investment property rental income comes from four main sources: office, retail, service apartments and hotels.

Offices

Office space rental accounted for close to 45% of the Company’s investment property portfolio as at the end of 2003. An increasing supply of new space, combined with company downsizing, has put the Hong Kong office market under tremendous pressure. Office consolidation and lease restructuring are dominant features of the market and vacancy levels have generally increased across all districts in Hong Kong; continuation of these conditions would adversely affect the Company’s future operating cash flow. On the other hand, Hong Kong’s general situation may be improved by the implementation of the Closer Economic Partnership Arrangement (“CEPA”) between China and Hong Kong, which began during the second half of 2003. Under CEPA, China and Hong Kong will progressively reduce or eliminate tariff and non-tariff barriers on substantially all trade in goods between the two sides, progressively liberalize trade in services through reduction or elimination of substantially all discriminatory measures and promote trade and investment facilitation. China and Hong Kong have announced plans to broaden and enrich the content of the CEPA through continuous and further reciprocal liberalization.

Retail

In 2003, as reflected in retail sales figures, the retail sector in Hong Kong continued to suffer from deflation and weak consumer sentiment. In addition to the outbreak of SARS in the second quarter of 2003, the retail market faced a difficult operating environment, which put pressure on the occupancy and rental rates of the retail premises. However, policies adopted by China’s central government in the second half of 2003 in response to SARS, including the relaxation of travel restrictions on individuals, CEPA arrangements, and permitting Hong Kong banks to conduct RMB business, have expanded opportunities within the Hong Kong retail market. Retail sales figures, as announced by the Hong Kong SAR government, recorded growth for the past several months, especially during Chinese and Hong Kong public holidays. On the other hand, the threat of SARS, Avian Flu and other unknown infectious diseases still exists. Any outbreak of disease may have an adverse impact on the improving retail market and Hong Kong’s economy generally.

Service apartments

While previously most of the demand for the Company’s service apartments came from businesspeople and professionals from overseas, the downward trend in housing allowances provided to this group by their employers severely affected this segment in 2002. Moreover, competition in this area has grown, as more service apartment projects commenced operation, more landlords converted residential buildings into service apartments, and hotels began to offer more flexible long-stay packages, an option frequently used as a substitute for service apartments. The operating environment for service apartments continued to be difficult in 2003. New supply and competition from the hotel industry continued to affect the performance of the service apartment operations. In addition, rising property values and low interest rates have lured some of this segment’s target customers out of rentals and into home ownership. These factors may result in lower service apartment rental revenue in the future. However, the demand for service apartments may also improve due to China’s central government’s policies that may increase the number of business travellers to Hong Kong.

Hotels

The operating environment for the hotel industry was difficult in 2003, primarily because of the effects of the outbreak of SARS in the second quarter of 2003. Food and beverages, a major source of income along with room charges, continued to be affected by keen competition from competing hotels and other non-hotel food outlets, as well as consumer price-sensitivity. Revenue and profits from the Company’s hotels could decline in the future as a result of these pressures. However, the relaxation of travel restrictions on Chinese individuals starting from the second half of 2003 may benefit the hotel industry. According to statistics released by the Hong Kong Tourism Board, only the mainland China tourist segment recorded a significant increase, whereas other major segments, including travellers from the US, Europe and Japan, declined. As a result of this new visitor composition, Marco Polo Hotels, which are positioned as four-star executive business hotels, will not benefit as much as other hotels catering primarily to tourists. However, increasing hotel demand arising from increasing business and exhibition activities may mitigate the advantages realised by competitors.

Modern Terminals

Hong Kong is facing increasing competition from nearby ports in Southern China, which have lower charges. Though the pricing differential between Hong Kong’s Kwai Chung and other ports in southern China has narrowed, competitive pressure on Hong Kong terminal charges is likely to continue. Currently, Hong Kong’s ports have a competitive advantage based on simple administrative procedures and high efficiency. Increases in throughput capacity after the expected completion of CT9 in 2004 and Shekou Container Terminal Phase 2 in Shenzhen in February, 2004, may improve the ability of Modern Terminals to compete in this market.

Communication, Media and Entertainment

The profit contribution of the CME segment for the Company is currently modest. Further growth and contribution depends on increased market penetration. The challenges that i-CABLE faces will be even greater in 2004 than in prior years, as the three competing pay television service, namely PCCW, Hong Kong Broadband Network and Galaxy, have launched their services in the last quarter of 2003 and the first quarter of 2004. See “Business Description — Business Overview — CME — i-CABLE Communications Limited (core brand) — Competition for i-CABLE.”

i-CABLE continues to upgrade transmission and production capabilities as well as on programming. The digital initiatives that were initiated two years ago brought piracy under better control, expanded channel capacity and enhanced the attractiveness of Pay TV service. The deployment of new transmission technology for the Broadband service has enhanced the transmission quality and made available more capacity to expand market share. i-CABLE also invested in new technology to adapt television content for online applications and “third generation” or “3G” mobile phone service. i-CABLE has also begun to expand its services outside Hong Kong; a satellite channel, Horizon Channel, has been established in China. In addition, i-CABLE has begun to produce and distribute drama programs with modest initial success in China.

In the telecommunication market, both the IDD market and the fixed line market remained extremely competitive with providers making aggressively retention offers. Wharf T&T continued to shift focus to fixed line services.

Overall

Since China’s central government has begun implementing measures under the CEPA targeting three key areas of the Hong Kong economy—trade and commerce, tourism (relaxation of travel restrictions on individuals) and finance (allowing banks in Hong Kong to conduct RMB businesses)—Hong Kong’s business outlook has improved in some areas, as evidenced by the decreasing unemployment rate, improving GDP growth rate and rising consumer price index. Growth in the Pearl River Delta has been swift. Hong Kong is the region’s lead business platform with an established position. Moreover, China’s GDP growth, now running at around 8% annually, may create a favorable macroenvironment for business growth.

During early June 2004, the Forum on Pan-Pearl River Delta Regional Cooperation and Development was organised jointly by the governments of nine Chinese provinces and the governments of the Hong Kong and Macau SARs. This forum’s goal is to lower trade barriers to improve access to the economic resources of the region. This project’s impact is as not yet known, but could provide a broader market for Hong Kong products and services, which could, in turn, improve the Company’s business prospects.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s consolidated Financial Statements. The Company’s consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from US GAAP. In the preparation of these Financial Statements the Company is also required to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company’s Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

The Company considers that the following accounting policies used in the preparation of the Company’s consolidated Financial Statements involve significant judgment and estimates.

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

As stated above, the decision as to whether an investment is impaired or not relies on objective evidence such as the underlying assets value, profitability, recoverable amount and market performance of the investment. Management can conclude that impairment exists if the market price of an investment, or the estimated fair value of the investment if no market price exists, has been below its original cost for a period of time and there are no objective signs that those circumstances that led to the decrease in market value or estimated fair value will reverse. The length of the time period required to identify an impairment depends on management’s judgment, based on the prevailing market conditions. In 2003, the estimated fair value of certain non-trading investments had been lower than cost for a period of time with no signs of reversal and thus a revaluation deficit of HK$33 million(US$4.3 million) (2002 : HK$58 million) was transferred from investment revaluation reserves to the consolidated profit and loss account.

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

Management may assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. Estimating the value in use of an asset involves estimating the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal and applying the appropriate discount rate to these future cash flows. Cash flow projections are based on reasonable and supportable assumptions that represent management’s best estimate of the economic conditions that will exist over the remaining useful life of the asset and the most recent financial budgets/forecasts approved by management. As a consequence of this exercise and in order to reflect current property market conditions, impairment losses of HK$523 million (US$67 million) were recognized in 2003 compared with impairment losses of HK$230 million in 2002.

Depreciation of fixed assets

Depreciation in respect of broadcasting and communications equipment is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

Depreciation in respect of other properties held for the Company’s own use is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings on these lands are depreciated at a straight line basis of 2.5% per year.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets, of three to 25 years.

In assessing the estimated useful lives of fixed assets, Management takes into account factors such as the expected usage of the asset by the Company based on past experience, the expected physical wear and tear (which depends on operational factors), technical obsolescence arising from changes or improvements in production or from a change in the market demand for the product or service output of the asset. The estimation of the useful life is a matter of judgment based on the experience of the Company. Management reviews the useful lives of fixed assets periodically, and if expectations are significantly different from previous estimates of useful economic lives, the useful lives and, therefore, the depreciation rate for the future periods will be adjusted accordingly.

Inventories

Properties held for sale

Properties held for sale are stated at the lower of cost and net realizable value. Cost is determined by the apportionment of the total development costs, including capitalized borrowing costs, attributable to unsold units. Management determines the net realisable value of properties held for sale by using (1) prevailing market data such as most recent sale transactions and market survey reports available from independent property valuers; and (2) internal estimates of costs based on quotes by suppliers.

The amount of any write-down of or provision for properties held for sale is recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs.

As at December 31, 2003, the net realizable values of certain properties held for sale were below their cost and a provision of HK$38 million (US$4.9 million) was charged to the consolidated profit and loss account, as compared to a 2002 provision of HK$36 million.

Properties under development for sale

Properties under development for sale are classified as current assets and stated at the lower of cost and net realizable value. Cost includes the aggregate costs of development, capitalized borrowing costs and other direct expenses plus attributable profit, less pre-sales proceeds. Net realizable value is determined by Management, based on prevailing market conditions.

The Company assesses the carrying amounts of properties under development for sale from time to time to assess whether the net realizable value has declined below the carrying amounts. The Company’s assessment of net realizable value requires the application of a risk-adjusted discount rate to estimate future discounted cash flows to be derived from the properties under development for sale. These estimates require judgment as to the anticipated sale prices by reference to recent sale transactions in nearby locations, rate of new property sales, marketing costs (including price discounts required to stimulate sales) and the expected costs to completion of properties, the legal and regulatory framework and general market conditions. The Company’s estimates may be inaccurate, and estimates may need to be adjusted in later periods.

The amount of any write-down of or provision for properties under development for sale is recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down or provision arising from an increase in net realizable value is recognized in the consolidated profit and loss account in the period in which the reversal occurs.

As at December 31, 2003, a net provision of HK$22 million (US$2.8 million), compared with a provision of HK$19 million in 2002, for certain properties under development for sale was charged to the consolidated profit and loss account.

Employee benefits

Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method. In determining the Company’s net obligation, actuarial assumptions have been included which are the Company’s best estimates of the variables that will determine the ultimate cost of providing post-employment benefits.

Actuarial assumptions comprise: (a) demographic assumptions about the future characteristics of current and former employees who are eligible for benefits; and (b) financial assumptions such as the discount rate, future salary and benefit levels, and the expected rate of return on plan assets. Demographic assumptions deal with matters such as mortality; rates of employee turnover, disability and early retirement, the proportion of plan members with dependants who will be eligible for benefits, and claim rates under medical plans.

Actuarial assumptions should be unbiased and realistic. In order to satisfy these criteria, the assumptions should be neither imprudent nor excessively conservative, and they should reflect the economic relationships between factors such as inflation, rates of salary increase, the return on plan assets and discount rates. Management judgment and estimates are involved in determining these assumptions. The actuarial assumptions are estimates of long term trends and are not concerned with short term fluctuations. When considering the expected investment return it is necessary to look not only at returns on the existing assets, but also at the returns which can be expected on contributions paid in the future. The assumptions as to the level of salary increases are influenced more by the average expected increase over the next ten to fifteen years than by increases over the next two or three years. Salary escalation arises from scale increments, promotions and from cost-of-living increases, so the assumption made relates to the total rate of salary escalation.

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

The total estimated revenue and profit requires the Company to make judgments regarding outstanding costs to completion, which are based on both internal estimates of work completed and internal estimates of costs of completing outstanding work. Data regarding total project cost, which may vary from time to time to reflect the existing status of project developments, will be provided by contractors.

Income taxes

Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities, respectively. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions as specified in Note (1)(o)(iii) to the Financial Statements, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

Management does not make estimations in relation to the recognition of deferred tax liabilities, as all such liabilities must be accounted for. However, in respect of the extent of recognition of deferred tax assets, especially unused tax losses, management estimation of the probable future taxable profit is required, to value unused tax losses. If management estimates that there will not be any future taxable profit, no deferred tax assets should be recognised. The management will consider the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilised: (a) whether the Company has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilised before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes that are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets. The Company recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

The deferred tax assets have not been recognised in respect of future benefit of tax losses was HK$1.5 billion (US$193 million) as at December 31, 2003.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes separately the Company’s material contractual obligations as at December 31, 2003, and the timing and effect that such obligations are expected to have on the Company’s liquidity and cash flow in the future periods.

	Payments due by period (in HK$ million)
		Less than			More than
	TOTAL	1 year	1-3 years	3-5 years	5 years
CONTRACTUAL OBLIGATIONS
Long Term Debt Obligations (1)	18,674	6,329	10,795	1,550	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations
- Fixed and other non-current assets	2,380	1,310	1,045	25	—
- Properties under development under current assets	2,593	463	1,931	177	22
Other Long-Term Obligations Reflected on the Balance Sheet under the GAAP of primary financial statements (2)	224	—	—	—	224

Total Contractual Cash Obligations	23,871	8,102	13,771	1,752	246

(1)	Long Term Debt Obligations includes the Company’s total bonds, notes and bank loans outstanding as at December 31, 2003. See Note 24 to the Financial Statements.

(2)	Other Long-Term Obligations consists of certain non-interest bearing club debentures.

RECENT ACCOUNTING PRONOUNCEMENTS

Please refer to Financial Statements Note 34(s) on page F-37 and F-38.

US GAAP RECONCILIATION

The Company’s Financial Statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The following table sets forth a comparison of the Company’s profit attributable to shareholders (“net income”) and shareholders’ funds (“shareholders’ equity”) in accordance with Hong Kong GAAP and US GAAP.

	AT OR FOR YEAR ENDED DECEMBER 31,
	2003	2002	2001
	HK$MILLION	HK$MILLION	HK$MILLION
Net income in accordance with:
Hong Kong GAAP restated	3,043	2,259	2,419
US GAAP	2,514	1,914	1,055
Shareholders’ equity in accordance with:
Hong Kong GAAP restated	51,628	47,734	53,759
US GAAP	14,486	12,711	12,940

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

NAME	AGE	POSITION
Peter K C Woo	57	Chairman
Gonzaga W J Li	75	Senior Deputy Chairman
Stephen T H Ng	51	Deputy Chairman And Managing Director
David J Lawrence	58	Executive Director
Edward K Y Chen	59	Director (Non-Executive Director)
Paul M F Cheng	67	Director (Non-Executive Director)
Raymond K F Ch’ien	52	Director (Non-Executive Director)
Erik B Christensen	56	Director
Vincent K Fang	61	Director (Non-Executive Director)
Hans Michael Jebsen	47	Director (Non-Executive Director)
Christopher P Langley	59	Director (Non-Executive Director)
Quinn Y K Law	51	Director
Doreen Y F Lee	48	Director
T Y Ng	56	Director
James E Thompson	64	Director (Non-Executive Director)

DIRECTORS

PETER K C WOO, GBS, JP, CHAIRMAN (AGE: 57)

Mr Woo has resumed the role of Chairman since 2002, after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited (“Wheelock”).

Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, and as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the US, Australia and Hong Kong.

GONZAGA W J LI, SENIOR DEPUTY CHAIRMAN (AGE: 75)

Mr Li joined Wharf in 1980 as a Director and was appointed as the general manager in 1982. He became Deputy Chairman and Managing Director in 1989, appointed Chief Executive in 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company since 2002. He is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited (“HCDL”), New Asia Realty and Trust Company, Limited (“NART”) and Marco Polo Developments Limited (“MPDL”) in Singapore and also the chairman and chief executive officer of Wharf China Limited. He is also a director of Joyce Boutique Holdings Limited (“Joyce”).

STEPHEN T H NG, DEPUTY CHAIRMAN AND MANAGING DIRECTOR (AGE: 51)

Mr Ng joined Wharf in 1981 and became Managing Director in 1989. He has been a director, deputy chairman, president and chief executive officer of i-CABLE Communications Limited (“i-CABLE”) since 1999 and became its chairman since 2001. He is also the deputy chairman of Wheelock, a director of Joyce and the chairman, president and chief executive officer of Wharf T&T Limited (“Wharf T&T”). He serves as a member of the Hong Kong – United States Business Council and the General Committee of The Hong Kong General Chamber of Commerce.

DAVID J LAWRENCE, EXECUTIVE DIRECTOR (AGE: 58)

Mr Lawrence has been Executive Director of the Company since 2002. He joined the company in 1992 and spent one year with the Company in Hong Kong before transferring to a new appointment in 1993 to expand MPDL, of which he is now the chief executive officer and managing director. He formerly worked for Richard Ellis International Property Consultants, which he joined in 1981, with various responsibilities including appointments as an Asia Regional Director for Richard Ellis International, Managing Director of Richard Ellis Singapore, Director of Richard Ellis Bangkok and Chief Technical Advisor to Richard Ellis Indonesia. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

EDWARD K Y CHEN, GBS, CBE, JP, DIRECTOR (AGE: 59)

Professor Chen has been a Director of the Company since 2002. He is currently the president of Lingnan University in Hong Kong. He is also an honorary professor and a distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, an honorary professor of Shantou University, and a visiting professor of Jinan University. He was a member of the Legislative Council of Hong Kong in 1991 and 1992, and a member of the Executive Council of Hong Kong from 1992 to 1997. He was a member of the Hong Kong SAR Basic Law Consultative Committee from 1985 to 1990. He is a director of First Pacific Co. Ltd. and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. He is currently chairman of the Hong Kong Committee for Pacific Economic Cooperation.

PAUL M F CHENG, JP, DIRECTOR (AGE: 67)

Mr Cheng has been a Director of the Company since 2002. He is currently a non-executive director of Esprit Holdings Limited and Sino Land Company Limited. Mr Cheng is a member of the executive committee of the PRC-based All China Federation of Industry and Commerce and serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University. In Hong Kong, he is a member of the Chinese University of Hong Kong Council and an adjunct professor of Management of Organisations at the Hong Kong University of Science and Technology. He is also a steward of the Hong Kong Jockey Club. He was formerly the chairman of Inchcape Pacific Limited, N M Rothschild and Sons (Hong Kong) Limited and a founding partner of China Key Consultants Ltd.. He served as the chairman of the American Chamber of Commerce in Hong Kong in 1987 and was the chairman of the Hong Kong General Chamber of Commerce from 1992 to 1994. He had been a member of the Legislative Council of Hong Kong prior to the handover and also served on the Provisional Legislature after 1997. He was also a member of the preparatory committee, appointed by the PRC Government, to prepare for the establishment of the Hong Kong SAR on July 1, 1997.

RAYMOND K F CH’IEN, GBS, CBE, JP, DIRECTOR (AGE: 52)

Dr Ch’ien has been a Director of the Company since 2002. He is the executive chairman of chinadotcom corporation as well as chairman of hongkong.com corporation, a subsidiary of chinadotcom corporation. He is also the non-executive chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited and a director of Convenience Retail Asia Limited, HSBC Holdings plc, Inchcape plc, The Hongkong and Shanghai Banking Corporation Limited and VTech Holdings Ltd.. From 1992 to 1997, Dr Ch’ien was a member of the Executive Council of Hong Kong, then under British administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. He holds a number of public offices, namely, the chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. He is also an honorary president and the past chairman of the Federation of Hong Kong Industries and president of the Hong Chi Association, Hong Kong’s leading non-governmental organization helping mentally handicapped persons.

ERIK B CHRISTENSEN, DIRECTOR (AGE: 56)

Mr Christensen has been a Director of the Company since 2003. He has since 1997 been the managing director of Modern Terminals Limited (“Modern Terminals”), a 55.34% owned subsidiary of the Company. He formerly joined The East Asiatic Company Limited (“EAC”) in Denmark as a management trainee in 1965. Between 1970 and 1990, he spent eight years in China and twelve years in Hong Kong—from 1983 as the managing director and chief executive officer for the EAC group’s activities in China and Hong Kong. In 1990, Mr Christensen returned to Copenhagen, and in 1995 he became a member of the EAC group’s management board.

VINCENT K FANG, DIRECTOR (AGE: 61)

Mr Fang has been a Director of the Company since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Ltd. and also the chairman of the Association of Better Business & Tourism Services.

HANS MICHAEL JEBSEN, BBS, DIRECTOR (AGE: 47)

Mr Jebsen has been a Director of the Company since 2001. He is the chairman of Jebsen & Co. Limited and also a director of Hysan Development Co., Limited. He currently holds a number of public offices, namely, vice-president of World Wide Fund for Nature Hong Kong, chairman of the Friend’s Committee of the Asian Cultural Council Hong Kong, an honorary fellow and court member of the Hong Kong University of Science & Technology, as well as a member of the Council for Sustainable Development, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, World Wide Fund for Nature International Board of Trustees, Asian Cultural Council Board of Trustees and Advisory Board of the Hong Kong Red Cross. He was awarded the Bronze Bauhinia Star of the Hong Kong SAR in 2001.

CHRISTOPHER P LANGLEY, OBE, DIRECTOR (AGE: 59)

Mr Langley has been a Director of the Company since 2001. He began his career with HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd., Techtronic Industries Co. Ltd. and Dickson Concepts (International) Ltd. and also a director of Wing Tai Holdings Ltd., a Singapore publicly-listed company. He was awarded an OBE in 1996.

QUINN Y K LAW, DIRECTOR (AGE: 51)

Mr Law joined the Company in 1983 and has been a Director of the Company since 1998. He is primarily responsible for the Company’s corporate services, including accounting, cost control, and secretarial services. He is also a director of i-CABLE, Modern Terminals and Wharf T&T.

DOREEN Y F LEE, DIRECTOR (AGE: 48)

Ms Lee joined the Company in 1984 and has been a Director of the Company since 2003. She is also an executive director of Wharf Estates Limited, Harbour City Estates Limited and Times Square Limited and is responsible for the leasing and operation of the two core properties of the Company in Hong Kong, namely, Harbour City and Times Square.

T Y NG, DIRECTOR (AGE: 56)

Mr Ng joined the Company in 1985 and has been a Director of the Company since 1998. He is also a director of HCDL, Joyce, NART and MPDL in Singapore.

JAMES E THOMPSON, GBS, DIRECTOR (AGE: 64)

Mr Thompson has been a Director of the Company since 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the member of the American Chamber of Commerce in Hong Kong (“ACC”), and served as its chairman in 2003. He also serves on the Hong Kong-United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

SENIOR MANAGEMENT

Various businesses of the Company are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the Executive Director of the Company, as described above. Only those four Directors are regarded as members of the Company’s senior management.

COMPENSATION

The aggregate compensation of the directors of the Company as a group was HK$46 million (US$5.9 million), of which HK$16 million (US$2.1 million) was paid as discretionary bonuses and HK$1 million (US$0.13 million) was contributed to retirement plans for directors. See Note 3 (b) to the Financial Statements for additional information on director compensation. The aggregate compensation figure does not include HK$1.9 million (US$0.24 million) in contingent compensation payable by a subsidiary of the Company to a director upon satisfactory completion of the director’s term of service.

BOARD PRACTICES

Directors’ term of office

According to the Articles of Association of the Company, the Chairman, Managing Director and the Executive Director are not subject to retirement by rotation. However, the Senior Deputy Chairman is subject to retirement by rotation. The terms of the remaining twelve Directors will end by reason of retirement by rotation at the annual general meetings of the Company in 2005, 2006 or 2007, in accordance with the Company’s Articles of Association.

Directors’ service contracts

None of the Company’s directors have entered into service contracts with the Company or any of its Subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee is composed of Mr Vincent K. Fang (the chairman), Mr Hans Michael Jebsen and Mr James E. Thompson. The Audit Committee meets at least twice a year and must have at least two members. A majority of the members, based on Listing Rules issued by The Stock Exchange of Hong Kong Ltd. (the “Listing Rules”), must be independent of the Company as defined in the Listing Rules. The Audit Committee’s responsibilities include the appointment of external auditors of the Company and a review of the accounting policies and practices of the Company.

EMPLOYEES

The number of employees of the Company, classified by main category of activities and geographic locations, were as follows:

BY ACTIVITIES:

	AS OF DECEMBER 31,
	2003	2002	2001
Property	3,868	4,266	3,705
Communications, Media and Entertainment	4,006	3,654	3,397
Logistics	2,228	2,191	2,220

TOTAL	10,102	10,111	9,322

BY GEOGRAPHIC LOCATIONS:

	AS OF DECEMBER 31,
	2003	2002	2001
Hong Kong	8,224	8,121	7,609
PRC	1,375	1,455	1,129
South East Asia	503	535	584

TOTAL	10,102	10,111	9,322

The increases in employees in CME for 2002 and 2003 were related to the expansion of i-CABLE and Wharf T&T business activities. The Company believes that its relations with its employees are good.

SHARE OWNERSHIP

At June 8, 2004, Directors of the Company had or were regarded to have the following beneficial interests in the securities of the Company.

THE COMPANY - ORDINARY SHARES	QUANTITY HELD
Peter K. C. Woo	1,223,739,080	(1)
Gonzaga W. J. Li	686,549
Stephen T. H. Ng	650,057
Erik B. Christensen	25,000
T. Y. Ng	178,016

(1) Mr Peter Woo holds directly a 10.3% interest and also holds indirectly a 48.98% beneficial interest (through a trust in which he and/or his spouse have an interest) in Wheelock. Wheelock’s interest in the Company is considered to be also held by Mr Woo, and the number of ordinary shares stated above includes the same block of shares held by Wheelock (see “Major Shareholders”).

Under the Executive Share Incentive Scheme (the “Plan”) of the Company, subject to such restrictions or alterations as may be prescribed or provided under the listing rules of The Hong Kong Stock Exchange (“The Stock Exchange”) from time to time in force, shares of the Company may be issued to employees of the Company and its subsidiaries, including Directors of the Company, at such prices (not to be less than 90% of the average closing price on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the date of offer of the options) and the relevant options may be exercisable during such periods (not to exceed the expiration of 10 years from the date of grant) as determined by Board of Directors of the Company. Under the existing Listing Rules, the exercise price must be at least the higher of: (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (b) the average closing price of the Shares as stated in the Stock Exchange’s daily quotations for the five business days immediately preceding the date of grant.

No Directors of the Company exercised any of the options held by them from the beginning of the year 2003 through June 8, 2004. As of June 8, 2004, all options held by Directors of the Company under the Plan expired, and no Director held personal interests in options to subscribe for shares of the Company as of that date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 8, 2004 with respect of any person known to the Company to be or regarded as being a beneficial owner of more than 5% of its Shares and with respect to the total amount of Shares owned by the Company’s directors and senior management as a group.

TITLE OF CLASS OF		NUMBER OF	PERCENT OF
VOTING SECURITIES	IDENTITY OF PERSON OR GROUP	SHARES OWNED	CLASS
Ordinary Shares	J. P. Morgan Chase & Co.	146,480,064	5.98%
Ordinary Shares	Lynchpin Limited	171,974,029	7.03%
Ordinary Shares	Star Attraction Limited (1)	171,974,029	7.03%
Ordinary Shares	New Asia Realty and Trust Co., Ltd. (2)	173,652,029	7.10%
Ordinary Shares	Myers Investments Limited (3)	173,652,029	7.10%
Ordinary Shares	Wheelock Corporate Services Limited (formerly known as Wheelock Properties Limited) (4)	173,652,029	7.10%
Ordinary Shares	WF Investment Partners Limited	1,051,765,051	42.97%
Ordinary Shares	Wheelock and Company Limited (5)	1,223,739,080	50.00%
Ordinary Shares	Bermuda Trust (Guernsey) Limited (6)	1,223,739,080	50.00%
Ordinary Shares	Peter K C Woo (7)	1,223,739,080	50.00%
Ordinary Shares	Directors and Senior Management as a Group (8)	1,225,278,702	50.06%

(1)	Star Attraction Limited’s number of ordinary shares includes shares beneficially owned by Lynchpin Limited.

(2)	New Asia Realty and Trust Co., Ltd.’s number of ordinary shares includes shares beneficially owned by Star Attraction Limited.

(3)	Myers Investments Limited’s number of ordinary shares includes shares beneficially owned by New Asia Realty and Trust Co., Ltd.

(4)	Wheelock Corporate Services Limited’s number of ordinary shares includes shares beneficially owned by Myers Investments Limited.

(5)	Wheelock and Company Limited’s number of ordinary shares includes shares beneficially owned by Wheelock Corporate Services Limited and WF Investment Partners Limited.

(6)	Bermuda Trust (Guernsey) Limited’s number of ordinary shares includes shares beneficially owned by Wheelock and Company Limited. Bermuda Trust (Guernsey) Limited acts as the sole trustee in respect of certain trust properties which comprise the number of ordinary shares stated above against its name.

(7)	See “Directors, Senior Management and Employees - Share Ownership” for a discussion of Mr Woo’s beneficial ownership of these shares; this number includes shares owned by Bermuda Trust (Guernsey) Limited.

(8)	The number of ordinary shares stated above against “Directors and Senior Management as a Group” includes shares beneficially owned by Bermuda Trust (Guernsey) Limited.

None of the shareholders has any differential voting rights.

RELATED PARTY TRANSACTIONS

Transactions with i-CABLE

The Company has entered into certain transactions with i-CABLE in the ordinary course of the Company’s business. These transactions include (1) the lease to i-CABLE of retail, office and car-parking space in Cable TV Tower and (2) the provision of management services, including corporate secretarial services, treasury services, and the provision of management personnel and other general corporate services to i-CABLE. The total rental received by the Company from i-CABLE in respect of Cable TV Tower for 2003 was HK$28.5 million (US$3.67 million), and the total services fees received from i-CABLE for 2003 were HK$11.6 million (US$1.49 million). The Company believes that the transactions between itself and i-CABLE are generally on terms no less favorable to the Company than would be negotiated on an arm’s-length basis with a non-affiliated party.

Transactions with Wheelock

a.	There were loans totalling HK$733 million (US$94 million) and HK$1,855 million (US$239 million) advanced by the Company to associates involved in the Sorrento and Bellagio property developments projects, respectively. Sorrento is a joint-venture project owned in equal shares by five members of a consortium comprising Wharf, a subsidiary, Wheelock and two of its subsidiaries. Bellagio is developed by a joint-venture owned in equal shares by Wharf, Wheelock and its subsidiary.

b.	The Company and a subsidiary, together with Wheelock, its principal shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

LOANS AND GUARANTEES WITH ASSOCIATES

A loan was advanced by the Company to Nexis Company Limited, a wholly owned subsidiary of an associate, Diamond Hill Development Holdings Limited, involved in the Bellagio property development. The loan balance as of December 31, 2003, and the largest amount during 2003 were HK$1,855 million (US$239 million) and HK$2,448 million (US$314 million), respectively. The loan was partly repaid out of proceeds from Bellagio property sales. As of May 31, 2004, the loan balance was HK$1,760 million (US$227 million). The loan is interest free, unsecured and is repayable as may from time to time be agreed among the shareholders of Diamond Hill Development Holdings Limited.

A loan was advanced by the Company to Persistence Limited, a wholly owned subsidiary of another associate, Hopfield Holdings Limited, involved in the Sorrento property development. The loan balance as of December 31, 2003, and the largest amount during 2003 were HK$733 million (US$94 million) and HK$1,925 million (US$248 million) respectively. As of May 31, 2004, the loan balance was HK$120 million (US$15 million). The annual interest rate is determined by the shareholders of this associate with reference to prevailing market rates, which were between 0.8% and 2.5% for 2003. The loan is unsecured and is repayable as may from time to time be agreed among the shareholders of Hopfield Holdings Limited.

See “Information on the Company—Business Overview—Property Development—Hong Kong Properties under Development.”

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See pages F-1 to F-44 and S-1 to S-2, incorporated herein by reference.

LEGAL PROCEEDINGS

None

SIGNIFICANT CHANGES

There has been no significant change in the financial or trading position of the Company since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

MARKETS

The 8 7/8% Guaranteed Notes due 2004 (the “2004 Notes”) and the 7 5/8% Guaranteed Notes due 2007 (the “2007 Notes,” and, together with the 2004 Notes, the “Notes”) issued by Wharf International Finance Limited (the “Issuer”) and guaranteed by the Company, are not traded in any market. Sales prices for the Notes are not regularly reported by any exchange or other quotation service.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of certain significant provisions of the Company’s Memorandum and Articles of Association. This description does not purport to be complete and is qualified by reference to the Company’s Memorandum and Articles of Association, which have been filed as an exhibit to this Annual Report, and the relevant provisions of Hong Kong law.

Register and Objects

The Company is incorporated and its register is maintained in Hong Kong. The Company’s objects, which are very wide in scope and general in nature, permit it to engage in most types of business activities.

Directors

A Director may not vote in respect of any contract or arrangement in which he is materially interested. The foregoing prohibition does not, however, apply to (1) any contract or arrangement giving security or indemnity to any Director in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; (2) any contract or arrangement for any guarantee, security or indemnity by the Company to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility; (3) any contract or arrangement concerning an offer or invitation to purchase shares, debentures or other securities of or by the Company, in respect of which the Director is interested as a participant in the underwriting or sub-underwriting of the offer or invitation; (4) any contract or arrangement with any other Company in which the Director is interested only as an officer of that company; (5) any contract or arrangement concerning any other company in which the Director and his associates are interested in less than 5% of the issued shares or voting rights of such company; and (6) any contract or arrangement concerning the adoption, modification or operation of an employees’ share options plan under which the Director may benefit.

The Company’s Board may, at its discretion, exercise all powers of the Company to raise, borrow or secure the payment of any money for the purposes of the Company and mortgage or charge the Company’s undertaking, property and present and future assets and uncalled capital, or any part thereof.

The Directors, in their capacity as directors, are entitled to receive remuneration from the Company in amounts determined from time to time by the Company in a general meeting of shareholders. Directors holding executive offices of the Company may receive, in their capacity as executive officers, additional compensation in amounts determined by the Board.

Neither the Company’s Memorandum and Articles of Association nor Hong Kong law impose any age restriction on directors (other than being at least 18 years of age). A Director is not required to hold any of the Company’s shares. A retiring Director is eligible for re-election at any annual general meeting of shareholders.

Rights, Preferences and Restrictions of Shares

The Company has only one class of shares and may, in a general meeting of shareholders, declare dividends to its shareholders in any currency. Dividends may not, however, exceed the amount recommended by the Board. No dividend may be paid except out of the Company’s profits. Dividends of the Company are declared and paid according to the amount paid-up on the Company’s shares. All dividends unclaimed for six months after having been declared may be invested or otherwise made use of by the Board for the Company’s benefit until claimed. All dividends unclaimed for six years after having been declared may be forfeited by action of the Board, in which case they revert to the Company.

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

If the Company is wound up, any surplus assets remaining after payment to all creditors will be divided among the Company’s shareholders in proportion to the capital paid-up on the shares held by them. If such surplus assets are insufficient to repay all of the Company’s paid-up capital, such assets will be distributed so that, to the extent possible, the losses are borne by the shareholders in proportion to the shares held by them, but subject to the rights of any shares that may be issued on special terms or conditions.

The Company may exercise any powers conferred by law to purchase or acquire its own shares (including any redeemable shares). Any such purchase must be made in accordance with the relevant rules and regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time.

The Board may, before recommending any dividend, set aside out of the Company’s profits such sums as it thinks fit as a reserve. A reserve may be applied, at the Board’s discretion, for meeting claims on or liabilities of the Company, contingencies, paying off any loan capital, equalizing dividends or any other purpose to which the profits may be properly applied.

The Board may from time to time make such calls as it may think fit upon shareholders in respect of any money unpaid on the shares held by them. As of June 8, 2004, all of the issued and outstanding shares of the Company were fully paid.

Variation of Rights

The rights attached to the Company’s shares may be varied or abrogated with the consent in writing of the holders of not less than three-quarters, in par value, of the issued shares or with the sanction of a special resolution passed in a general meeting of the shareholders.

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

Either an annual general meeting or a meeting called for the passing of a special resolution may be called by at least 21 days’ notice in writing or in such other form (including, without limitation, electronic form and by way of publication on the Company’s website or computer network), and in language(s) as may from time to time be permitted under applicable laws and the Listing Rules. Any other general meeting may be called by at least 14 days’ notice in writing or in other form and in language(s) as may from time to time be permitted under applicable laws and the Listing Rules.

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

Cayman Islands

Under Cayman Islands’ laws:

(i)	payments of principal and interest in respect of the Notes will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of a Note and gains derived from the sale of Notes will not be subject to Cayman Islands’ income or corporation tax. The Government of the Cayman Islands currently levies no income, profit, corporation or capital gains tax and no estate duty, inheritance tax or gift tax;

(ii)	the holder of any Note (or the legal personal representative of such holder) whose Note is brought into the Cayman Islands may in certain circumstances be liable to pay stamp duty imposed under the laws of the Cayman Islands in respect of such Note. Such duty would be calculated at the rate of one quarter of 1 per cent of the face amount of the relevant Note, up to a maximum of CI$250 (approximately US$305) per note. An instrument of transfer in respect of a Note, if executed in or brought into the Cayman Islands, will attract nominal Cayman Islands stamp duty of CI$100 (approximately US$122).

Wharf International Finance Limited has been incorporated and registered as an exempted Company pursuant to what is now The Companies Law (2003 Revision) of the Cayman Islands and, as such, has obtained an Undertaking as to Tax Concessions from the Governor In Council of the Cayman Islands in the following form:

“The Tax Concessions Law

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

Governor-In-Council”

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

United States

A holder of Notes that is an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis with respect to income from a Note (a “U.S. holder”) generally will recognize ordinary income with respect to interest payments on the Notes when such interest is accrued or received, in accordance with the U.S. holder’s method of accounting for United States federal income tax purposes. If a U.S. holder holds a Note as a capital asset, the holder generally will recognize capital gain or loss upon the sale, exchange or redemption of the Note in an amount equal to the amount realized on such sale, exchange or disposition (except to the extent attributable to accrued but unpaid interest, which will be treated as such) and such U.S. holder’s basis in the Note. Such gain or loss will be a long-term capital gain or loss if the U.S. holder has held the Note for more than one year. Long term capital gains realized by a non-corporate U.S. holder generally are taxed at a maximum rate of 15% until 2009; and otherwise at a maximum rate of 20%.

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

DOCUMENTS ON DISPLAY

The Company is presently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and its officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required by the Exchange Act to publish financial statements as frequently or promptly as U.S. companies. It will, however, fulfil its obligations with respect to such requirements by filing periodic reports and other information with the SEC. The Company intends to furnish annual reports, including this report, containing consolidated financial statements certified by an independent public accounting firm. You may read and copy all or any portion of this annual report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet on the website maintained by the SEC at http://www.sec.gov/.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate, foreign exchange rate and equity price risk associated with its underlying assets and liabilities. Following evaluation of its positions, the Company may selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of the Company’s central treasury department are subject to policies approved by senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. The Company’s policy is to hold derivative financial instruments for purposes other than trading. The Company holds equity securities as long-term investments or for trading purposes as short-term investments.

The following tables summarize the financial and derivative instruments held by the Company at December 31, 2003 and 2002, which are sensitive to changes in interest rates, foreign exchange rates and equity prices. The Company uses interest rate and foreign currency swaps to manage primary market exposures to interest rate sensitive and foreign exchange rate sensitive instruments.

The following discussion and tables, which constitute “forward-looking statements” that involve risk and uncertainties, summarize the Company’s market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks that the Company faces in the normal course of business, including country risk, credit risk and legal risk.

INTEREST RATE SENSITIVITY

The Company has entered into financial and derivative instruments that are sensitive to changes in interest rates. The Company is most vulnerable to changes in Hong Kong dollar interest rates although some of its United States dollar denominated instruments are exposed to fluctuations in LIBOR. The Company uses interest rate swaps to reduce the potential negative impact of interest rate volatility on certain liabilities and to attempt to reduce borrowing costs. Under interest rate swaps, the Company agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate amounts calculated by reference to an agreed notional principal amount. At December 31, 2003, 93.6% of the Company’s fixed rate borrowings were converted to variable rate obligations through interest rate swaps. Such conversions expose the Company to the risk of rising interest rates. The Company’s interest rate swap exposure was HK$5,390 million (US$694 million) as at December 31, 2003, compared to HK$9,067 million as at December 31, 2002.

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

AT DECEMBER 31, 2003
LIABILITIES AND RELATED DERIVATIVE INSTRUMENTS SUBJECT TO INTEREST RATE RISK

		(HK$ million)
		MATURITIES						At December 31, 2003		At December 31, 2002
									Estimated		Estimated
		2004	2005	2006	2007	2008	Thereafter	Total	Fair Value	Total	Fair Value
(A)	BONDS AND NOTES
(I)	Fixed Rate (US$)	1,468	—	—	2,412	—	—	3,880	4,232	7,033	7,495
	Average interest rate	8.88%	—	—	7.63%		—	8.10%		8.90%
	Fixed Rate (HK$)	800	300	—	—		—	1,100	1,122	2,814	2,837
	Average interest rate	4.97%	4.36%	—	—		—	4.81%		8.09%
(B)	MEDIUM TERM NOTE PROGRAM
(I)	Fixed Rate (HK$)	180	—	600	—	—	—	780	780	—	—
	Average interest rate	1.30%	—	2.84%	—	—	—	2.48%		—
(II)	Variable Rate (HK$)	—	—	—	—	100	—	100	100	—	—
	Average interest rate	—	—	—	—	0.68%	—	0.68%		—
(C)	BANK LOANS
(I)	Variable Rate (HK$)	3,724	1,000	4,000	1,800	1,450	—	11,974	11,974	11,975	11,975
	Average interest rate	0.53%	0.67%	0.72%	0.80%	0.63%	—	0.66%		1.98%
(II)	Variable Rate (RMB)	17	46	37	—		—	100	100	543	543
	Average interest rate	1.64%	3.21%	3.21%	—		—	2.94%		5.42%
(III)	Variable Rate (US$)	140	331	269	—	—	—	740	740	288	288
	Average interest rate	2.66%	3.19%	3.21%	—	—	—	3.10%		4.20%

	Total debts	6,329	1,677	4,906	4,212	1,550	—	18,674	19,048	22,653	23,138

(D)	INTEREST RATE SWAP
(I)	Fixed to Variable (US$)	1,560	—	—	1,950		—	3,510	281	6,253	436
	Average pay rate	1.81%	—	—	2.04%		—	1.94%		3.09%
	Average receive rate	8.88%	—	—	7.63%		—	8.18%		9.06%
(II)	Fixed to Variable (HK$)	980	300	600	—		—	1,880	30	2,814	36
	Average pay rate	0.52%	0.39%	0.59%	—		—	0.52%		3.53%
	Average receive rate	4.30%	4.36%	2.84%	—		—	3.84%		8.31%

EXCHANGE RATE SENSITIVITY

The Company conducts its business primarily in Hong Kong and, therefore, its cash flows are substantially denominated in Hong Kong dollars. The Company is exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. These amounts relate primarily to foreign currency denominated borrowings of the Company and its subsidiaries. At December 31, 2003, the Company had the equivalent of HK$4,620 million (US$595 million) in US dollar denominated long-term borrowings. Anticipated foreign exchange payments relate primarily to interest and expense payments and repayment of principal and capital expenditure. Based on the Company’s estimate of future foreign exchange rates, it may enter into interest rate and foreign currency swaps to reduce fluctuations in foreign currency cash flows related to these anticipated payments. At December 31, 2003 and 2002, the Company’s exposure under forward exchange rate agreements was HK$5,616 million (US$723 million).

In structuring its foreign currency transactions, the Company takes into account that, since October 17, 1983, the Hong Kong dollar has been officially pegged to the US dollar at the rate of HK$7.80 to US$1.00. See “Key Information - Selected Financial Data - Exchange Rates.” The fixed exchange rate mitigates the Company’s exchange rate risk with respect to its US dollar denominated debt. However, there can be no assurance that actual payments will conform to the Company’s anticipations or to historical payments. In particular, the Company’s transactions expose it to losses arising from a devaluation of the Hong Kong dollar against the US dollar should the Hong Kong SAR government withdraw its support for the fixed exchange rate.

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

AT DECEMBER 31, 2003
LIABILITIES AND DERIVATIVE INSTRUMENTS SUBJECT TO FOREIGN EXCHANGE RISK

		(HK$ million)						At December 31,		At December 31,
		MATURITIES						2003		2002
									Estimated		Estimated
		2004	2005	2006	2007	2008	Thereafter	Total	Fair Value	Total	Fair Value
(A)	BONDS AND NOTES
(I)	Fixed Rate (US$)	1,468	—	—	2,412	—	—	3,880	4,232	7,033	7,495
	Average interest rate	8.88%	—	—	7.63%	—	—	8.10%		8.90%
(B)	BANK LOANS
(I)	Variable Rate (RMB)	17	46	37	—	—	—	100	100	543	543
	Average interest rate	1.64%	3.21%	3.21%	—	—	—	2.94%		5.42%
(II)	Variable Rate (US$)	140	331	269	—	—	—	740	740	288	288
	Average interest rate	2.66%	3.19%	3.21%	—	—	—	3.10%		4.20%
(C)	INTEREST RATE SWAP-USD
(I)	Fixed to Variable (US$)	1,560	—	—	1,950	—	—	3,510	281	6,253	436
	Average pay rate	1.81%	—	—	2.04%	—	—	1.94%		3.09%
	Average receive rate	8.88%	—	—	7.63%	—	—	8.18%		9.06%
(D)	FORWARD EXCHANGE RATE AGREEMENT
	Contract Amount (US$)	5,616	—	—	—	—	—	5,616	33	5,616	1
	Contractual exchange rate	7.75442	—	—	—	—	—	7.75442		7.79932

EQUITY PRICE SENSITIVITY

The Company continuously evaluates investment opportunities with a view to enhancing its return on excess liquidity while maintaining a diversified portfolio. The table below presents the value of those marketable equity securities held by the Company at December 31, 2003, that are sensitive to changes in equity prices. See Note 15 to the Financial Statements. All trading and non-trading securities are stated at their fair value, except those held-to-maturity securities that are carried at amortized cost less provisions for diminution in value. Fair value represents the market price of the securities as at the respective year end dates.

	As at December 31,
	2003	2002
	(In HK$ millions)
LONG TERM INVESTMENTS
Equity securities listed in Hong Kong	761	701
Equity securities listed outside Hong Kong	548	445
Unlisted equity securities	83	32
SHORT TERM INVESTMENTS
Debt securities not listed in Hong Kong	—	525

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

As at December 31, 2003, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in the Company’s internal controls over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we do not currently have an audit committee financial expert serving on our audit committee. While every member of our audit committee has extensive management and/or finance experience, none of them qualifies as an audit committee financial expert as defined under the applicable rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The board is in the process of considering appointing an additional audit committee member with an accounting qualification and/or financial management experience.

ITEM 16B. CODE OF ETHICS

The Company has developed and adopted a Code of Ethics to uphold the high standard of business ethics and personal conduct of its employees, including the Company’s Chief Executive Officer and Senior Financial Officers. This code of ethics is filed as Exhibit 4 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services:

	2003	2002
Fees	HK$MILLION	HK$MILLION
Audit fees (1)	9	9
Audit-related fees	—	—
Tax fees (2)	1	1
Other fees	—	—

	10	10

(1)	The audit fees are the aggregate fees billed by KPMG in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	The tax fees are the aggregate fees billed by KPMG in connection with the tax compliance and tax advice.

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and other services to be provided by the Company’s auditors. The audit committee pre-approves such services by a resolution authorising management to engage the Company’s auditors for such services, with set maximum dollar amounts for each itemized service. All fees listed in the above table were approved according to the pre-approval procedures.

As 2003 was the first year of the audit committee pre-approval process, only services rendered in the year ended December 31, 2003, were pre-approved by the audit committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-41 and S-1 to S-2, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

1	Amended Articles of Association of the Company.

2.2.1	Indenture, dated as of November 7, 1994, among the Issuer, the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, incorporated by reference to the Company’s registration statement on Form F-1 filed on October 11, 1994 (File No. 33-84952).

2.2.2	Registration Rights Agreement, dated March 13, 1997, among the Issuer, the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities Inc. and J.P. Morgan Securities Inc., as Purchasers, incorporated by reference to the Company’s registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

2.2.3	Form of 7 5/8% Guaranteed Note due 2007, incorporated by reference to the Company’s registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

3	Certification pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

4	The Wharf (Holdings) Limited Code of Ethics.

8.1	List of significant subsidiaries and associates of the Company as at December 31, 2003.

12.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE WHARF (HOLDINGS) LIMITED

/s/ Gonzaga W. J. Li
Name:	Gonzaga W. J. Li
Title:	Senior Deputy Chairman

Date: June 29, 2004

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

All other Schedules are omitted because they are not applicable, not required or the information is included in the Consolidated Financial Statements or the Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Wharf (Holdings) Limited:

We have audited the accompanying consolidated financial statements of The Wharf (Holdings) Limited and its subsidiaries as listed in the accompanying index, all expressed in Hong Kong dollars. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III as listed in the accompanying index on pages S-1 and S-2. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of The Wharf (Holdings) Limited and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Hong Kong Statement of Standard Accounting Practice (“SSAP”) 12 (Revised) “Income taxes” in 2003.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 34 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 1(b) of the notes to the consolidated financial statements.

KPMG
Certified Public Accountants

Hong Kong
March 16, 2004

THE WHARF ( HOLDINGS ) LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002, AND 2001

	Note		2003		2003		2002		2001
			US$ Million		HK$ Million		HK$ Million		HK$ Million
							(Restated)		(Restated)
TURNOVER	2			1,449		11,253		11,333		11,725
OTHER NET PROFIT / (LOSSES)	4			4		33		(29)		(290)

				1,453		11,286		11,304		11,435
DIRECT COSTS AND OPERATING EXPENSES				(504)		(3,910)		(3,781)		(4,314)
SELLING AND MARKETING EXPENSES				(67)		(519)		(490)		(490)
ADMINISTRATIVE AND CORPORATE EXPENSES				(66)		(515)		(484)		(493)
DEPRECIATION AND AMORTIZATION				(166)		(1,292)		(1,208)		(1,086)

OPERATING PROFIT	2&3			650		5,050		5,341		5,052
BORROWING COSTS	5			(62)		(480)		(755)		(1,106)
NET OTHER CHARGES	6			(14)		(107)		(434)		(99)
SHARE OF PROFITS LESS LOSSES OF ASSOCIATES				38		292		(495)		(281)

PROFIT BEFORE TAXATION				612		4,755		3,657		3,566
TAXATION	7	(c)		(122)		(952)		(729)		(507)

PROFIT AFTER TAXATION				490		3,803		2,928		3,059
MINORITY INTERESTS				(98)		(760)		(669)		(640)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS				392		3,043		2,259		2,419

BASIC AND DILUTED EARNINGS PER SHARE	9		US$	0.16	HK$	1.24	HK$	0.92	HK$	0.99

The notes on pages F-8 to F-41 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

THE WHARF ( HOLDINGS ) LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

	Note		2003	2003	2002
			US$ Million	HK$ Million	HK$ Million
					(Restated)
NON-CURRENT ASSETS
FIXED ASSETS
INVESTMENT PROPERTIES			7,030	54,580	52,373
OTHER PROPERTIES, PLANT AND EQUIPMENT			2,130	16,540	16,671

	11		9,160	71,120	69,044
GOODWILL	12		45	347	397
LONG TERM DEPOSITS	13		20	156	156
INTEREST IN ASSOCIATES	14		267	2,075	3,367
LONG TERM INVESTMENTS	15		179	1,392	1,178
DEFERRED DEBTORS	16		57	439	459
DEFERRED ITEMS	17		56	432	468
DEFERRED TAX ASSETS	25	(a)	14	112	108

			9,798	76,073	75,177
CURRENT ASSETS
INVENTORIES	18		347	2,695	2,885
TRADE AND OTHER RECEIVABLES	19		113	882	1,017
LISTED DEBT SECURITIES			—	—	525
PLEDGED DEPOSITS			—	—	293
DEPOSITS AND CASH			195	1,512	1,225

			655	5,089	5,945
CURRENT LIABILITIES
TRADE AND OTHER PAYABLES	20		540	4,193	4,768
SHORT TERM LOANS AND OVERDRAFTS	21		815	6,329	6,272
TAXATION PAYABLE	7	(e)	82	638	380

			1,437	11,160	11,420
NET CURRENT LIABILITIES			(782)	(6,071)	(5,475)

TOTAL ASSETS LESS CURRENT LIABILITIES			9,016	70,002	69,702

CAPITAL AND RESERVES
SHARE CAPITAL	22		315	2,447	2,447
RESERVES	23		6,335	49,181	45,287

			6,650	51,628	47,734
MINORITY INTERESTS			518	4,021	3,681
NON-CURRENT LIABILITIES
LONG TERM LOANS	24		1,590	12,345	16,381
DEFERRED TAXATION	25	(a)	225	1,748	1,614
OTHER DEFERRED LIABILITIES	26		33	260	292

			1,848	14,353	18,287
TOTAL EQUITY AND NON-CURRENT LIABILITIES			9,016	70,002	69,702

The notes on pages F-8 to F-41 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002, AND 2001

	Note	2003	2003	2002	2001
		US$ Million	HK$ Million	HK$ Million	HK$ Million
				(Restated)	(Restated)
TOTAL EQUITY AS AT JANUARY 1
As previously reported		6,274	48,713	54,645	57,950
Prior year adjustment arising from changes in accounting policy for deferred tax	10	(126)	(979)	(886)	(757)

As restated		6,148	47,734	53,759	57,193
SURPLUS/(DEFICITS) ON REVALUATION OF INVESTMENT PROPERTIES

Deficit as previously reported				(5,858)	(4,361)
Deferred tax arising from changes in accounting policy	10			(49)	(29)

As restated	23	271	2,100	(5,907)	(4,390)
SURPLUS/(DEFICITS) ON REVALUATION OF HOTEL AND CLUB PROPERTIES	23	9	68	(219)	(244)
IMPAIRMENT OF PROPERTIES UNDER OR HELD FOR REDEVELOPMENT	23	(41)	(315)	—	—
SURPLUS/(DEFICIT) ON REVALUATION OF NON-TRADING INVESTMENTS
- By company/subsidiaries	23	53	412	(284)	(85)
- By associates	23	—	1	(10)	(2)
OTHERS	23	3	25	(28)	6

NET GAINS/(LOSSES) NOT RECOGNIZED IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT		295	2,291	(6,448)	(4,715)

PROFIT ATTRIBUTABLE TO SHAREHOLDERS
As previously reported				2,303	2,519
Prior year adjustments arising from change in accounting policy for deferred tax	10			(44)	(100)

As restated		392	3,043	2,259	2,419
INVESTMENTS REVALUATION RESERVES TRANSFERRED TO THE PROFIT AND LOSS ACCOUNT ON IMPAIRMENT IN VALUE OF NON-TRADING INVESTMENTS
- By company/subsidiaries	6&23	4	33	58	358
INVESTMENTS REVALUATION RESERVES TRANSFERRED TO THE PROFIT AND LOSS ACCOUNT ON DISPOSAL OF NON-TRADING INVESTMENTS
- By company/subsidiaries	23	2	13	7	107
- By associates	23	—	1	—	(2)
GOODWILL TRANSFERRED TO THE PROFIT AND LOSS ACCOUNT ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES	23	—	—	—	301
FINAL DIVIDEND APPROVED IN RESPECT OF THE PREVIOUS YEAR	8(a)&23	(88)	(685)	(1,223)	(1,223)
INTERIM DIVIDEND APPROVED IN RESPECT OF THE CURRENT YEAR	8(a)&23	(103)	(802)	(685)	(685)
EXERCISE OF SHARE OPTIONS		—	—	7	6

		502	3,894	(6,025)	(3,434)

TOTAL EQUITY AS AT DECEMBER 31		6,650	51,628	47,734	53,759

The notes on pages F-8 to F-41 and the schedule on pages S-1 to S-2 form part of these consolidated financial statements.

THE WHARF ( HOLDINGS ) LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
CASH GENERATED FROM OPERATIONS (Note a)	801	6,219	5,557	4,595
Interest paid	(74)	(574)	(782)	(1,360)
Interest received	21	161	225	246
Dividends received from associates	2	12	3	14
Dividends received from listed and unlisted investments	16	123	155	78
Hong Kong profits tax paid	(75)	(579)	(451)	(490)
Overseas tax paid	(1)	(4)	(19)	(5)

NET CASH INFLOW FROM OPERATING ACTIVITIES	690	5,358	4,688	3,078

INVESTING ACTIVITIES
Purchase of fixed assets	(201)	(1,564)	(2,028)	(1,945)
Additions to programming library	(10)	(82)	(91)	(113)
Purchase of subsidiaries (Note b)	(1)	(6)	—	(1,345)
Net (increase)/decrease in investment in associates	(16)	(124)	129	59
Purchase of non-trading investments	(7)	(54)	(1,524)	(140)
Proceeds from sale of fixed assets	2	19	8	37
Uplift/(placement)of long term deposits	—	—	312	(468)
Uplift/(placement) of short term deposits	60	468	(468)	—
Uplift/(placement) of pledged deposits	38	293	(5)	693
Proceeds from disposal of associates	—	—	—	596
Net repayment from/(advance to) associates	226	1,756	(570)	938
Proceeds from sale of non-trading investments	43	333	1,069	695
Repayment from deferred debtors	2	14	24	37

NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES	136	1,053	(3,144)	(956)

FINANCING
Proceeds from issue of ordinary share capital	—	—	7	6
Net drawdown/(repayment) of long term loans	49	382	(638)	6,421
Net repayment of short term loans and overdrafts	(562)	(4,361)	(602)	(5,226)
Advances (to)/from minority interests	(1)	(10)	145	5
Dividends paid	(126)	(979)	(1,908)	(1,908)
Dividends paid to minority shareholders	(89)	(688)	(643)	(779)

NET CASH OUTFLOW FROM FINANCING ACTIVITIES	(729)	(5,656)	(3,639)	(1,481)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	97	755	(2,095)	641
EFFECT OF FOREIGN EXCHANGE RATES	—	—	—	(2)
CASH AND CASH EQUIVALENTS AT JANUARY 1	98	757	2,852	2,213

CASH AND CASH EQUIVALENTS AT DECEMBER 31	195	1,512	757	2,852

ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS
Deposits and cash	195	1,512	757	2,852

RECONCILIATION OF CASH AND CASH EQUIVALENTS TO DEPOSITS AND CASH
Cash and cash equivalents per above	195	1,512	757	2,852
Long-term deposits maturing in 2003	—	—	468	—

Total deposits and cash	195	1,512	1,225	2,852

THE WHARF ( HOLDINGS ) LIMITED
AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Operating profit	650	5,050	5,341	5,052
Interest income	(17)	(131)	(166)	(246)
Dividends receivable from investments in securities	(16)	(123)	(155)	(76)
Depreciation	144	1,117	1,015	946
Amortization	23	175	193	140
Loss on sale of fixed assets	2	12	6	19
Other net (profit)/loss	(4)	(33)	29	290
Exchange adjustments	—	—	(24)	13
Decrease in properties held for sale	6	50	86	457
Decrease/(increase) in properties under development for sale	10	78	(202)	249
Decrease/(increase) in spare parts and consumables	—	3	30	(13)
Decrease/(increase) in listed debt securities	68	525	(33)	(514)
Decrease/(increase) in trade and other receivables	17	131	67	(188)
Decrease in trade and other payables	(82)	(633)	(555)	(1,652)
Increase in deferred items	—	(1)	(15)	—
(Decrease)/increase in other deferred liabilities	—	(1)	(60)	118

Cash generated from operations	801	6,219	5,557	4,595

b. PURCHASE OF SUBSIDIARIES

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Net assets acquired
Current assets (2001: Properties under development for sale)	—	—	—	750
Associates	—	—	—	3
Trade and other payables	(2)	(16)	—	—
Minority interests	3	22	—	151

	1	6	—	904
Goodwill	—	—	—	441

	1	6	—	1,345

Satisfied by :
Cash consideration	1	6	—	1,345

	1	6	—	1,345

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries
Cash consideration	1	6	—	1,345
Deposits and cash acquired	—	—	—	—

Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	1	6	—	1,345

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACCOUNTING POLICIES

a.	STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Company and its subsidiaries (collectively, “the Group”) is set out below.

b.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

The consolidated financial statement have been prepared in Hong Kong dollars, the Company’s reporting currency. Solely for the convenience of the reader, the 2003 consolidated financial statements have been translated into United States dollars at a rate of
US$1 = HK$7.764, the noon buying rate in New York City for cable transfers in foreign currency as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2003.

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

Intra-group balances and transactions, and any unrealized profits arising from such transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

ii.	Associates

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognized in the same way as for other investments in securities. The consolidated profit and loss account reflects the Group’s share of the post-acquisition results of the associates for the year, including any amortization of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealized losses will be recognized immediately in the consolidated profit and loss account.

iii.	Goodwill / negative goodwill

The Company adopted Statement of Standard Accounting Practice 30 “Business combinations” (“SSAP 30”) issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill / negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess / shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities assets and liabilities acquired, has been written off against / taken to capital reserves in the period in which it arose and has not been restated.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

iii.	Goodwill / negative goodwill (Continued)

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

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation and provision for impairment losses.

ii.	Properties under or held for redevelopment

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provision for impairment losses. These properties are reclassified as investment properties upon issue of the occupation permit.

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

iv.	Broadcasting and communications equipment

Broadcasting and communications equipment is stated at cost less accumulated depreciation and any provision for impairment losses. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

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

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group’s practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

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

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognized.

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

ii.	Non-trading investments, other than held-to-maturity securities, are stated in the balance sheet at fair value. Changes in fair value are recognized in the investments revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

g.	INVESTMENTS IN SECURITIES (Continued)

ii.	Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

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

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the television channels, and commissioned programmes for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortization and any impairment losses. Amortization is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognized as an expense when incurred. Costs of in-house programmes are written off in the period in which they are incurred.

Commissioned programmes for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realizable value. Costs are amortised on an individual programme basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

i.	INVENTORIES

i.	Properties held for sale

Properties held for sale are stated at the lower of cost and net realizable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalized, attributable to unsold units. Net realizable value is determined by the Management, based on prevailing market conditions.

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

Properties under development for sale are classified as current assets and stated at the lower of cost and net realizable value. Cost includes the aggregate costs of development, borrowing costs capitalized and other direct expenses plus attributable profit, less pre-sales proceeds. Net realizable value is determined by the Management, based on prevailing market conditions.

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

The Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

k.	FOREIGN CURRENCIES

Foreign currency transactions during the year are translated into Hong Kong dollars, the functional currency of the Group, at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at weighted average exchange rates for the year. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalized as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit or loss on disposal.

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

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 1 (e) above. Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 1(m)(i) below.

m.	RECOGNITION OF REVENUE

i.	Rental income under operating leases is recognized in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

ii.	Income from sale of completed property is recognized upon completion of the sales agreements.

iii.	Income from pre-sale of properties under development is recognized by reference to the stage of completion over the course of development (see note 1(i)(ii)).

iv.	Income from communications, media and entertainment operations, logistics operations and hotels operations is recognized at the time when the services are provided.

v.	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established.

Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

vi.	Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

vii.	Interest income from dated debt securities intended to be held to maturity is recognized as it accrues, as adjusted by the amortization of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii.	Deferred revenue Income received in advance attributable to long term service contracts is deferred and recognized over the contract period on a straight line basis.

n.	BORROWING COSTS

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

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

o.	INCOME TAX

i.	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the profit and loss account except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

ii.	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

iii.	Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

iv.	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income tax levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

p.	RELATED PARTIES

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

In accordance with the Group’s internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

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

Mandatory Provident Fund (MPF)

Contributions to the MPF as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

Defined benefit schemes

The Group’s net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method.

When the benefits of a scheme are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in consolidated profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the consolidated profit and loss account.

In calculating the Group’s obligation in respect of a scheme, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognized in the consolidated profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

Where the calculation of the Group’s net obligation results in a negative amount, the asset recognized is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

ii.	Equity compensation benefits

When the Company grants employees options to acquire shares of the Company, the option exercise price must be at least the higher of (i) the closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant and no employee benefit cost or obligation is recognized at that time. When the options are exercised, shareholders’ equity is increased by the amount of the proceeds received. In 2003, the Company has not recognised any compensation expenses, as there was no intrinsic value to the options at the time of grant

iii.	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SEGMENT INFORMATION

a.	BUSINESS SEGMENTS

	SEGMENT REVENUE				SEGMENT RESULTS
	2003	2003	2002	2001	2003	2003	2002	2001
	US$	HK$	HK$	HK$	US$	HK$	HK$	HK$
	Million	Million	Million	Million	Million	Million	Million	Million
i. Revenue and results
Property investment	550	4,275	4,442	4,351	374	2,901	3,125	2,964

Hong Kong	457	3,552	3,674	3,583	354	2,745	2,874	2,780
China	24	190	152	125	7	51	28	12
Hotels	69	533	616	643	13	105	223	172

Communication, media and Entertainment (“CME”)	461	3,578	3,435	3,157	55	432	429	312

Pay television	223	1,734	1,711	1,595	57	444	332	349
Internet and multimedia	53	409	450	336	(11)	(85)	9	(50)

i-CABLE	276	2,143	2,161	1,931	46	359	341	299
Telecommunication	161	1,253	1,117	1,089	4	35	53	8
Others	24	182	157	137	5	38	35	5

Logistics	415	3,221	3,203	3,280	235	1,827	1,838	1,795

Terminals	369	2,868	2,785	2,918	223	1,735	1,691	1,700
Other logistics business	46	353	418	362	12	92	147	95

	1,426	11,074	11,080	10,788	664	5,160	5,392	5,071
Property development	24	189	214	827	(2)	(17)	(9)	(88)
Investment and others	32	251	308	357	21	163	202	314
Inter-segment revenue (Note)	(33)	(261)	(269)	(247)	—	—	—	—

	1,449	11,253	11,333	11,725	683	5,306	5,585	5,297
Unallocated income and expense					(33)	(256)	(244)	(245)

Operating profit					650	5,050	5,341	5,052
Borrowing costs					(62)	(480)	(755)	(1,106)
Net other charges
- Telecommunications					(11)	(85)	—	—
- Property development					(36)	(276)	(285)	339
- Investment and others					33	254	(149)	(438)
Associates
- Property development					33	255	(505)	(298)
- Investment and others					5	37	10	17

Profit before taxation					612	4,755	3,657	3,566

Property investment included gross rental income from investment properties of HK$2,836 million (US$365 million) (2002: HK$2,901 million, 2001: HK$2,804 million).

Note:
Inter-segment revenue eliminated on consolidation includes:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Property investment	11	91	101	102

CME	21	161	119	95

Pay television	5	37	37	35
Internet and multimedia	—	4	4	1

i-CABLE	5	41	41	36
Telecommunication	8	61	43	35
Others	8	59	35	24

Logistics	1	7	16	16
Investment and others	—	2	33	34

	33	261	269	247

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	SEGMENT INFORMATION (CONTINUED)

a.	BUSINESS SEGMENTS (continued)

	ASSETS			LIABILITIES
	2003	2003	2002	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million	US$ Million	HK$ Million	HK$ Million
			(Restated)			(Restated)
ii. Assets and liabilities
Property investment	7,870	61,104	59,276	364	2,833	7,556

Hong Kong	6,769	52,552	50,935	213	1,654	6,257
China	643	4,997	4,883	137	1,067	1,174
Hotels	458	3,555	3,458	14	112	125

CME	761	5,909	5,996	156	1,218	1,616

Pay television	208	1,617	1,620	69	539	786
Internet and multimedia	114	881	948	23	182	265

i-CABLE	322	2,498	2,568	92	721	1,051
Telecommunication	430	3,340	3,363	60	465	530
Others	9	71	65	4	32	35

Logistics	773	6,002	5,633	253	1,962	1,503

Terminals	749	5,813	5,415	248	1,927	1,458
Other logistics	24	189	218	5	35	45

business
	9,404	73,015	70,905	773	6,013	10,675
Property development	579	4,499	6,108	24	183	92
Unallocated	470	3,648	4,409	2,488	19,317	19,240
Inter-group transactions	—	—	(300)	—	—	(300)

Total assets / liabilities	10,453	81,162	81,122	3,285	25,513	29,707

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group’s share of properties under development and for sale undertaken by associates of HK$1,815 million (US$234 million) (2002: HK$3,241 million, 2001: HK$3,276 million).

	CAPITAL EXPENDITURE			DEPRECIATION AND AMORTIZATION
	2003	2003	2002	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million	US$ Million	HK$ Million	HK$ Million
iii. Other information
Property investment	23	176	336	13	99	87

Hong Kong	17	131	181	7	53	36
China	4	31	120	2	15	20
Hotels	2	14	35	4	31	31

CME	136	1,054	1,326	125	973	929

Pay television	43	333	443	49	384	450
Internet and multimedia	22	174	201	31	244	202

i-CABLE	65	507	644	80	628	652
Telecommunication	67	517	678	44	338	277
Others	4	30	4	1	7	—

Logistics	57	446	512	28	220	192

Terminals	57	441	502	26	201	172
Other logistics business	—	5	10	2	19	20

Total capital expenditure/ depreciation and amortization	216	1,676	2,174	166	1,292	1,208

The Group has no significant non-cash expenses other than depreciation and amortization.

b.	GEOGRAPHICAL SEGMENTS

During the year, more than 90% of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	OPERATING PROFIT

a.	Operating profit is arrived at after charging:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Depreciation
- assets held for use under operating leases	11	85	74	45
- other assets	133	1,032	941	901
Amortization of prepaid expenses and programming library	17	125	171	118
Amortization of goodwill	6	50	22	22
Staff costs	257	1,999	1,983	1,987
Contribution to defined contribution pension schemes including MPF schemes	9	68	77	88
Increase in liability for defined benefit pension schemes (Note 27)	5	36	—	35
Auditors’ remuneration
Audit services	1	9	9	9
Other services	—	1	1	1
Cost of properties sold during the year	23	176	204	869
And crediting:
Rental income less direct outgoings, including contingent rentals of HK$104 million (US$14 million) (2002 : HK$58 million, 2001: HK$72 million)	377	2,930	3,050	2,977
Interest income	17	131	166	246
Dividend income from listed investments	6	47	46	41
Dividend income from unlisted investments	10	76	109	35

b.	Directors’ emoluments

Fees	—	1	1	—
Basic salaries, housing and other allowances, and benefits in kind	4	28	21	13
Deemed profit on share option exercise	—	—	3	3
Contributions to pension schemes	—	1	—	1
Discretionary bonuses and / or performance related bonuses	2	16	13	13
Compensation for loss of office	—	—	—	—
Inducement for joining the Group	—	—	—	—

	6	46	38	30

For the year under review, total emoluments (including any reimbursement of expenses), being wholly in the form of Directors’ fees, were paid / payable at the rate of HK$35,000 (2002: HK$35,000, 2001: HK$35,000) per annum to each Independent Non-executive Directors of the Company.

The emoluments in respect of the year ended December 31, 2003, of all the Directors of the Company in office during the year were in the following ranges:

	2003	2002	2001
Bands (in HK$)	NUMBER	Number	Number
Not more than $1,000,000	9	12	8
$1,500,001 - $2,000,000	—	—	1
$2,000,001 - $2,500,000	1	2	—
$2,500,001 - $3,000,000	2	1	—
$3,000,001 - $3,500,000	—	1	2
$4,000,001 - $4,500,000	—	—	1	*
$5,000,001 - $5,500,000	1	—	—
$5,500,001 - $6,000,000	1	—	—
$6,000,001 - $6,500,000	—	1	—
$6,500,001 - $7,000,000	1	—	—
$7,500,001 - $8,000,000	—	1	1
$8,000,001 - $8,500,000	1	—	—
$9,500,001 - $10,000,000	—	—	1	*
$11,000,001 - $11,500,000	1	—	—
$12,500,001 - $13,000,000	—	1 *	—

	17	19	14

Note: The emoluments of Directors in the band marked* above include deemed profit on share options exercised, totalling HK$2.6 million (2001: HK$2.9 million).

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	OPERATING PROFIT (CONTINUED)

c.	Emoluments of the highest paid employees

For the year ended December 31, 2003, the top five highest paid individuals are also Directors of the Group and the analyses of their emoluments have been set out in Note 3b above. For the year ended December 31, 2002, analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) of two employees (2001: one) of the Group who, not being a Director of the Company, were among the top five highest paid individuals (including Directors of the Company and other employees) employed by the Group, are set out below.

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Aggregate emoluments
Basic salaries, housing allowances and other allowances, and benefits in kind	—	—	5	3
Discretionary bonuses and/or performance related bonuses	—	—	2	1

Total	—	—	7	4

	2003	2002	2001
	NUMBER	Number	Number
Bands (in HK$)
$3,000,001 - $3,500,000	—	1	—
$3,500,001 - $4,000,000	—	1	1

	—	2	1

4.	OTHER NET PROFIT/(LOSSES)

Other net profit/(losses) represents a net profit/(loss) on disposal of investments and includes a revaluation deficit of HK$13 million (US$2 million) (2002: deficit of HK$7 million, 2001: net loss on disposal of investments and loss on sale of an associate) transferred from the investments revaluation reserves.

5.	BORROWING COSTS

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Interest on:
Bank loans and overdrafts	30	233	362	622
Other loans repayable within five years	26	202	390	475
Other loans repayable after more than five years	—	—	—	168
Other borrowing costs	13	99	90	44
Less: (Losses)/gains on forward exchange contracts entered into to reduce funding costs	—	—	7	(14)

	69	534	849	1,295
Less: Amount capitalized*	(7)	(54)	(94)	(189)

Net borrowing costs for the year	62	480	755	1,106

*	The borrowing costs have been capitalized at annual rates of between 1.7% to 3.5% (2002: 3.1% to 5.1%, 2001: 3.6% to 7.6%).

6.	NET OTHER CHARGES

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Net (charge)/write-back of provisions for diminution in value of properties held for development and for sale	(36)	(276)	(285)	339
Net provisions for impairment in value of non-trading investments (Note 6a)	(7)	(58)	(73)	(438)
Provision for diminution in value of listed debt securities	—	—	(19)	—
Write off of fixed assets/others	(11)	(85)	(57)	—
Deemed profit on distribution of i-CABLE shares (Note 6b)	40	312	—	—

	(14)	(107)	(434)	(99)

a.	Net provisions for impairment in value of non-trading investments include a deficit of HK$33 million (US$4 million) (2002: HK$58 million, 2001: HK$358 million) transferred from the investments revaluation reserves in accordance with the Group’s accounting policy on accounting for investments in securities.

b.	Deemed profit on partial disposal of a subsidiary of HK$312 million (US$40 million) arose from the distribution in specie of i-CABLE shares to the Company’s shareholders as part of the 2003 interim dividend declared in August 2003.

The 244.7 million i-CABLE shares distributed represented 12.12% of i-CABLE’s share capital, with a value of HK$508 million, calculated on the basis of the closing price on August 19, 2003. The net book value of the 244.7 million i-CABLE shares is HK$196 million, which resulted in a deemed profit on partial disposal of a subsidiary HK$312million (US$40 million).

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	TAXATION

a.	The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 17.5 per cent (2002: 16 per cent, 2001: 16 per cent).

      b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

      c. Taxation in the consolidated profit and loss account represents:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
			(Restated)	(Restated)
Current tax
Hong Kong profits tax	98	760	556	409
Underprovision in respect of prior years	8	64	108	—

	106	824	664	409
Overseas taxation	2	17	4	2

	108	841	668	411
Deferred tax
Origination and reversal of temporary differences	(1)	(6)	59	93
Effect of increase in tax rate on deferred tax	13	99	—	—

	120	934	727	504
Share of associates’ Hong Kong profits tax	2	18	2	3

	122	952	729	507

d.	Reconciliation between the actual total tax charge and accounting profit at applicable tax rates

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Profit before taxation	612	4,755	3,657	3,566

Notional tax on accounting profit calculated at applicable tax rates	107	829	578	577
Tax effect of non-deductible expenses	16	129	60	148
Tax effect of non-taxable revenue	(15)	(117)	(78)	(217)
Underprovision in respect of prior years	8	64	108	—
Tax effect of tax losses not recognized	15	114	224	79
Tax losses utilized	(21)	(166)	(163)	(80)
Effect of change in tax rate on deferred tax balances	12	99	—	—

Actual total tax charge	122	952	729	507

e.	None of the taxation payable in the balance sheet is expected to be settled after more than one year.

8.	DIVIDENDS

a.	Dividends attributable to the year

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Interim dividend declared and paid of 12.0 cents (US$1.5 cents) (2002: 28.0 cents, 2001: 28.0 cents) per share	38	294	685	685
Distribution in specie in the form of shares in i-CABLE Communications Limited (“i-CABLE Shares”) equivalent to 20.75 cents (US$2.67 cents) per share	65	508	—	—

Total interim dividend	103	802	685	685
Final dividend of 28.0 cents (US$3.6 cents) proposed after the balance sheet date (2002: 28.0 cents, 2001: 50.0 cents) per share	88	685	685	1,223

	191	1,487	1,370	1,908

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	DIVIDENDS (Continued)

b.	Dividends attributable to the previous financial year, approved and paid during the year

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Final dividend in respect of the previous financial year, approved and paid during the year, of 28 cents (US$3.6 cents) (2002:50 cents, 2001:50 cents) per share	88	685	1,223	1,223

9.	EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$3,043 million (US$392 million) (2002: HK$2,259 million as restated, 2001: HK$2,419 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares, 2001: 2,446 million ordinary shares) in issue during the year.

No figure for diluted earnings per share is shown as the exercise of the options attached to the share options referred in Note 22 to the consolidated financial statements would not have a diluting effect on the earnings per share.

10.	CHANGES IN ACCOUNTING POLICIES

SSAP 12 (Revised) “Income taxes.” In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt.

With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions as set out in Note 1(o)(iii) to the consolidated financial statements, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The new accounting policy has been applied retrospectively. Shareholders’ funds as at December 31, 2002, 2001 and 2000, were restated and decreased by HK$979 million (US$126 million), HK$886 million and HK$757 million respectively. 2002’s decrease of HK$979 million comprised decrease in revenue reserves of HK$690 million (US$89 million) and investment properties revaluation reserves of HK$289 million (US$37 million);2001’s decrease of HK$886 million comprised decrease of revenue reserves of HK$646 million and investment properties revaluation reserves of HK$240 million; and 2000’s decrease of HK$757 million comprised decrease of revenue reserves of HK$546 million and investment properties revaluation reserves of HK$211 million The effect of the change to income tax charged to the consolidated profit and loss account and investment properties revaluation reserves, net of minority interests, for the year ended December 31, 2003, is an increased charge of HK$153 million (US$20 million) and HK$33 million (US$4 million), respectively (2002: HK$44 million and HK$49 million, respectively; 2001: HK$100 million and HK$29 million, respectively).

11.	FIXED ASSETS

			Properties		Broadcasting	Other
			under or	Hotel	and	properties
		Investment	held for	and club	communications	and
		properties	redevelopment	properties	equipment	fixed assets	Total	Total
		HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
a.	Cost or valuation
	Balance at January 1, 2003	52,373	3,574	3,339	8,316	9,061	76,663	9,874
	Additions	51	286	—	758	499	1,594	205
	Disposals	(4)	—	—	(205)	(71)	(280)	(36)
	Reclassification	—	(525)	—	—	525	—	—
	Written off	—	—	—	(85)	(150)	(235)	(30)
	Impairment	—	(523)	—	—	(6)	(529)	(68)
	Revaluation surplus	2,160	—	70	—	—	2,230	287

	Balance at December 31, 2003	54,580	2,812	3,409	8,784	9,858	79,443	10,232

	Accumulated depreciation
	Balance at January 1, 2003	—	—	—	3,523	4,096	7,619	981
	Charge for the year	—	—	12	728	377	1,117	144
	Written back on disposals	—	—	—	(185)	(64)	(249)	(32)
	Reclassification	—	—	—	(2)	—	(2)	—
	Written off	—	—	—	—	(150)	(150)	(19)
	Revaluation adjustments	—	—	(12)	—	—	(12)	(2)

	Balance at December 31, 2003	—	—	—	4,064	4,259	8,323	1,072

	Net book value
	at December 31, 2003	54,580	2,812	3,409	4,720	5,599	71,120	9,160

	at December 31, 2002	52,373	3,574	3,339	4,793	4,965	69,044

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. FIXED ASSETS (Continued)

      b. The analysis of cost or valuation of the above assets is as follows:

		Properties		Broadcasting	Other
		under or	Hotel	and	properties
	Investment	held for	and club	communications	and
	properties	redevelopment	properties	equipment	fixed assets	Total	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
2003 valuation	54,580	—	3,409	—	—	57,989	7,469
Cost less provisions	—	2,812	—	8,784	9,858	21,454	2,763

	54,580	2,812	3,409	8,784	9,858	79,443	10,232

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$342 million (US$44 million) (2002: HK$354 million).

c.	Tenure of title to properties (at cost or valuation):

		Properties		Broadcasting	Other
		under or	Hotel	and	properties
	Investment	held for	and club	communications	and
	properties	redevelopment	properties	equipment	fixed assets	Total	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
Held in Hong Kong
Long lease	41,695	28	3,376	—	3	45,102	5,809
Medium lease	7,124	1,626	—	—	5,035	13,785	1,776
Short lease	2,010	—	33	—	1	2,044	263

	50,829	1,654	3,409	—	5,039	60,931	7,848
Held outside Hong Kong
Freehold	19	—	—	—	—	19	2
Long lease	—	—	—	—	5	5	1
Medium lease	3,732	1,158	—	—	—	4,890	630

	54,580	2,812	3,409	—	5,044	65,845	8,481

d.	Properties revaluation

The Group’s investment properties together with its hotel and club properties have been revalued as at December 31, 2003, by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

e.	Impairment of fixed assets

The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2003, impairment losses of HK$523 million (US$67 million) were made, of which HK$208 million (US$26 million) was recognized in the consolidated profit and loss account and HK$315 million (US$41 million) was deducted from other properties revaluation reserves, principally to reflect the current prevailing property market conditions (2002:impairment loss of HK$230 million recognized in the consolidated profit and loss account).

f.	The gross amounts of fixed assets of the Group held for use in operating leases were HK$55,727 million (US$7,178 million) (2002: HK$53,234 million).

g.	The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants’ sales receipts.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	FIXED ASSETS (Continued)

h.	The Group’s total future minimum lease income under non-cancellable operating leases is receivable as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Within 1 year	371	2,878	2,914
After 1 year but within 5 years	386	2,994	3,099
After 5 years	17	135	124

	774	6,007	6,137

12.	GOODWILL

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Cost
Balance at January 1 and December 31	57	441	441

Accumulated amortisation
Balance at January 1	(6)	(44)	(22)
Charge for the year	(6)	(50)	(22)

Balance at December 31	(12)	(94)	(44)
Carrying amount

Balance at December 31	45	347	397

Following a review undertaken by the management during the year, the estimated useful life of goodwill was revised from 20 years to 10 years with effect from January 1, 2003. The change resulted in an increase in the Group’s amortization charge for goodwill of approximately HK$28 million for 2003. The revised estimated useful life of goodwill is considered to better reflect the period during which the asset will generate economic benefits for the Group.

13.	LONG TERM DEPOSITS

The Group has placed deposits with a financial institution maturing in 2006 at a margin above market rates. The deposits are credit-linked to investment grade debt securities, either issued by the Group or other corporations.

14.	INTEREST IN ASSOCIATES

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Share of net tangible assets/(liabilities)	(75)	(583)	(1,047)
Amounts due from associates	350	2,720	4,451
Amounts due to associates	(8)	(62)	(37)

	267	2,075	3,367

Details of principal associates at December 31, 2003, are shown on Exhibit 8.1.

Amounts due from and to associates are classified as non-current as these are not expected to be recoverable/payable within the next twelve months.

Included in the amounts due from associates are loans totalling HK$2,588 million (US$333 million) (2002: HK$4,332 million) advanced to certain associates involved in the Sorrento and Bellagio property development projects, of which HK$733 million (US$94 million) (2002: HK$1,925 million) is interest bearing and HK$1,855 million (US$239 million) (2002: HK$2,407 million) is interest-free. The annual interest rates are determined by the shareholders of the associates with reference to prevailing market rates which were between 0.8% and 2.5% for the current year (2002: 2.8% to 4.0%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

During the year ended December 31, 2003, a subsidiary of the Group contributed capital of HK$111 million (US$14 million) in respect of the acquisition of a 19.33% interest in an associate engaged in logistics operations.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	LONG TERM INVESTMENTS

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Non-trading investments
Equity securities
Listed in Hong Kong	98	761	701
Listed outside Hong Kong	70	548	445

	168	1,309	1,146
Unlisted	11	83	32

	179	1,392	1,178

Market value of listed securities	168	1,309	1,146

16.	DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

Provision for deferred debtors is analyzed as follows:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Balance at January 1	2	17	16	105
Provision for the year	2	12	2	—
Written back	—	—	(1)	(89)
Written off	(1)	(6)	—	—

Balance at December 31	3	23	17	16

17.	DEFERRED ITEMS

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Prepaid revenue expenses	36	275	305
Defined benefit pension scheme assets (Note 27)	2	15	14
Programming library	18	142	149

	56	432	468

18.	INVENTORIES

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Properties under development for sale, less pre-sale proceeds received and receivable	267	2,075	2,144
Properties held for sale	66	514	632
Spare parts and consumables	14	106	109

	347	2,695	2,885

The properties under development for sale are expected to be completed and recovered after more than one year.

The amount of properties held for sale / under development for sale carried at net realizable value is HK$831 million (US$107 million) (2002: HK$995 million).

Provision for obsolescence of spare parts and consumables is analyzed as follows:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Balance at January 1	5	39	43	48
Provision for the year	—	2	4	1
Written off	(1)	(4)	(8)	(6)

Balance at December 31	4	37	39	43

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. TRADE AND OPTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2003, as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
0 – 30 days	46	355	398
31 - 60 days	20	154	164
61 - 90 days	8	60	34
Over 90 days	8	64	43

	82	633	639

Provision for bad and doubtful debts is analyzed as follows:

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Balance at January 1	5	42	56	51
Provision for the year	5	38	25	46
Written off	(4)	(30)	(30)	(40)
Bad debt recovered	—	(2)	(9)	(1)

Balance at December 31	6	48	42	56

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

20.	TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2003, as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
0 – 30 days	37	284	218
31 - 60 days	8	66	100
61 - 90 days	7	54	64
Over 90 days	26	198	153

	78	602	535

21.	SHORT TERM LOANS AND OVERDRAFTS

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
US dollar floating rate notes	—	—	2,743
HK dollar floating rate notes	—	—	1,049
HK dollar fixed rate notes	103	800	665
US dollar fixed rate notes	189	1,468	—
Medium term note programme	23	180	—
Secured bank loans	—	—	37
Unsecured bank loans and overdrafts	500	3,881	1,778

	815	6,329	6,272

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	SHARE CAPITAL

	2003	2002	2001
	No. of shares	No. of shares	No. of shares
	Million	Million	Million
Authorised
Ordinary shares of HK$1 each	3,600	3,600	3,600

Issued and fully paid
Balance at January 1	2,447	2,447	2,446
Exercise of share options	—	—	1

Balance at December 31	2,447	2,447	2,447

	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Authorised
Ordinary shares of HK$1 each	464	3,600	3,600	3,600
Issued and fully paid
Balance at January 1	315	2,447	2,447	2,446
Exercise of share options	—	—	—	1

Balance at December 31	315	2,447	2,447	2,447

EXECUTIVE SHARE INCENTIVE SCHEME

As at December 31, 2003, options to subscribe for 0.4 million (2002: 2.6 million) ordinary shares of the Company at price of HK$25.0 (2002: HK$19.0 to HK$25.0) per share granted to a number of executives under the Company’s executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, options were exercised to subscribe for 2,151,000 ordinary shares of HK$1.00 each at a consideration of between HK$19.0 and HK$25.0 per share were lapsed (2002: options of 722,000 ordinary shares of HK$1.00 each were exercised at consideration of between HK$12.0 and HK$19.0).

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.	RESERVES

				Investment
			Capital	properties	Investments	Other
		Share	redemption	revaluation	revaluation	capital	Revenue
		Premium	reserve	reserves	reserves	reserves	reserves	Total
		HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
i.	Company and subsidiaries
	Balance at January, 2001
	- as previously reported	7,730	7	40,517	(390)	(298)	8,052	55,618
	- prior year adjustment in respect
	of deferred tax (Note 10)	—	—	(211)	—	—	(546)	(757)

	As restated	7,730	7	40,306	(390)	(298)	7,506	54,861
	Dividends approved in respect of
	the previous year (Note 8b)	—	—	—	—	—	(1,223)	(1,223)
	Exercise of share options	5	—	—	—	—	—	5
	Goodwill written off on disposal
	of an associate	—	—	—	—	301	—	301
	Transferred to the profit and loss
	account on disposal of
	non-trading investments	—	—	—	107	—	—	107
	Transferred to the profit and loss
	account on impairment of
	non-trading investments	—	—	—	358	—	—	358
	Revaluation deficit
	- investment properties	—	—	(4,361)	—	—	—	(4,361)
	- other properties	—	—	—	—	(244)	—	(244)
	- non-trading investments	—	—	—	(85)	—	—	(85)
	Deferred tax liability
	- investment properties	—	—	(29)	—	—	—	(29)
	Others	—	—	—	—	6	—	6
	Profit for the year	—	—	—	—	—	2,759	2,759
	Dividends declared in respect of
	the current year (Note 8a)	—	—	—	—	—	(685)	(685)

	Balance at December 31, 2001
	and January 1, 2002 (restated)	7,735	7	35,916	(10)	(235)	8,357	51,770
	Dividends approved in respect of
	the previous year (Note 8b)	—	—	—	—	—	(1,223)	(1,223)
	Exercise of share options	7	—	—	—	—	—	7
	Transferred to the profit and loss
	account on disposal of
	non-trading investments	—	—	—	7	—	—	7
	Transferred to the profit and loss
	account on impairment of
	non-trading investments	—	—	—	58	—	—	58
	Revaluation deficit
	- investment properties	—	—	(5,858)	—	—	—	(5,858)
	- other properties	—	—	—	—	(219)	—	(219)
	- non-trading investments	—	—	—	(284)	—	—	(284)
	Deferred tax liability
	- investment properties	—	—	(49)	—	—	—	(49)
	Others	—	—	—	—	(28)	—	(28)
	Profit for the year	—	—	—	—	—	2,756	2,756
	Dividends declared in respect of
	the current year (Note 8a)	—	—	—	—	—	(685)	(685)

	Balance at December 31, 2002
	and January 1, 2003 (restated)	7,742	7	30,009	(229)	(482)	9,205	46,252
	Dividends approved in respect of
	the previous year (Note 8b)	—	—	—	—	—	(685)	(685)
	Transferred to the profit and loss
	account on disposal of
	non-trading investments	—	—	—	13	—	—	13
	Transferred to the profit and loss
	account on impairment of
	non-trading investments	—	—	—	33	—	—	33
	Revaluation surplus
	- investment properties	—	—	2,133	—	—	—	2,133
	- other properties	—	—	—	—	68	—	68
	- non-trading investments	—	—	—	412	—	—	412
	Deferred tax liability
	- investment properties	—	—	(33)	—	—	—	(33)
	Impairment of properties under
	for held for redevelopment	—	—	—	—	(315)	—	(315)
	Others	—	—	—	—	43	(18)	25
	Profit for the year	—	—	—	—	—	2,769	2,769
	Dividends declared in respect of
	the current year (Note 8a)	—	—	—	—	—	(802)	(802)

	Balance at December 31, 2003	7,742	7	32,109	229	(686)	10,469	49,870

						(Note)

Note: Included in other capital reserves of the Group are other properties revaluation reserves totalling HK$2,267 million (US$292 million) (2002: HK$2,514 million, 2001: HK$2,733 million).

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.	RESERVES (CONTINUED)

			Capital	Investment properties	Investments	Other
		Share	redemption	revaluation	revaluation	capital	Revenue
		premium	reserve	reserves	reserves	reserves	reserves	Total
		HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
ii.	Associates
	Balance at January, 2001	—	—	—	13	—	(127)	(114)
	Transferred to the profit and loss
	account on disposal of
	non-trading investments	—	—	—	(2)	—	—	(2)
	Revaluation deficit
	- non-trading investments	—	—	—	(2)	—	—	(2)
	Loss absorbed for the year	—	—	—	—	—	(340)	(340)

	Balance at December 31, 2001
	and January 1, 2002	—	—	—	9	—	(467)	(458)
	Revaluation deficit
	- non-trading investments	—	—	—	(10)	—	—	(10)
	Loss absorbed for the year	—	—	—	—	—	(497)	(497)

	Balance at December 31, 2002
	and January 1, 2003	—	—	—	(1)	—	(964)	(965)
	Transferred to the profit and loss
	account on disposal of
	non-trading investments	—	—	—	1	—	—	1
	Revaluation surplus
	- non-trading investments	—	—	—	1	—	—	1
	Profit for the year	—	—	—	—	—	274	274

	Balance at December 31, 2003	—	—	—	1	—	(690)	(689)

	Total reserves
	At December 31, 2003	7,742	7	32,109	230	(686)	9,779	49,181

	At December 31, 2002 (Restated)	7,742	7	30,009	(230)	(482)	8,241	45,287

	At December 31, 2001 (Restated)	7,735	7	35,916	(1)	(235)	7,890	51,312

Investment
		Capital	properties	Investments	Other
	Share	redemption	revaluation	revaluation	capital	Revenue
	premium	reserve	reserves	reserves	reserves	reserves	Total
	US$ Million	US$ Million	US$ Million	US$ Million	US$ Million	US$ Million	US$ Million
Balance at December 31, 2003	997	1	4,136	30	(88)	1,259	6,335

The application of the share premium account and the capital redemption reserve are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting polices adopted for the revaluation of investment properties, hotel and club properties and non-trading securities.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.	LONG TERM LOANS

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Bonds and notes (secured and due May 15, 2003)
US dollar floating rate notes	—	—	2,743
HK dollar floating rate notes	—	—	1,049
HK dollar floating rate notes	—	—	665

	—	—	4,457
Bonds and notes (unsecured)
HK dollar fixed rate notes due March 15, 2004	64	500	500
HK dollar fixed rate notes due June 7, 2004	39	300	300
HK dollar fixed rate notes due June 7, 2005	39	300	300
US dollar fixed rate notes due November 1, 2004	189	1,468	1,560
US dollar fixed rate notes due March 13, 2007	311	2,412	2,730

	642	4,980	5,390

Medium term note programme (unsecured)
HK dollar fixed rate notes due November 5, 2004	13	100	—
HK dollar fixed rate notes due November 18, 2004	10	80	—
HK dollar fixed rate notes due October 23, 2006	64	500	—
HK dollar fixed rate notes due October 30, 2006	13	100	—
HK dollar floating rate notes due November 4, 2008	13	100	—

	113	880	—

Bank loans (secured)
Due within 1 year	—	—	37
Due after more than 1 year but not exceeding 2 years	48	377	28
Due after more than 2 years but not exceeding 5 years	5	37	508

	53	414	573

Bank loans (unsecured)
Due within 1 year	500	3,881	1,778
Due after more than 1 year but not exceeding 2 years	129	1,000	5,253
Due after more than 2 years but not exceeding 5 years	968	7,519	5,202

	1,597	12,400	12,233

Total loans	2,405	18,674	22,653
Less : Amount due within 1 year (Note 21)	(815)	(6,329)	(6,272)

Total long term loans	1,590	12,345	16,381

a.	As at December 31, 2003, the Group’s net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Secured	53	414	5,030

Bonds and notes	—	—	4,457
Bank loans	53	414	573

Unsecured	2,352	18,260	17,623

Bonds and notes	642	4,980	5,390
Medium term note programme	113	880	—
Bank loans and other loans	1,597	12,400	12,233

Total loans	2,405	18,674	22,653
Long term deposits	(20)	(156)	(156)
Listed debt securities	—	—	(525)
Deposits and cash	(195)	(1,512)	(1,225)
Pledged deposits	—	—	(293)

	2,190	17,006	20,454

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.	LONG TERM LOANS (CONTINUED)

b.	As the Group’s borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

c.	Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

d.	Included in the Group’s total loans are bank loans totalling HK$1,300 million (US$167 million) borrowed by a non-wholly owned subsidiary, Modern Terminals Limited (2002 : HK$1,327 million borrowed by Modern Terminals Limited and i-CABLE). This loan is without recourse to the Company and other subsidiaries.

e.	The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$3,732 million (US$481 million) (2002: HK$17,923 million).

25.	DEFERRED TAXATION

a.	Net deferred tax (assets)/liabilities recognized in the consolidated balance sheet:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Deferred tax assets	(14)	(112)	(108)
Deferred tax liabilities	225	1,748	1,614

	211	1,636	1,506

The components of deferred tax assets and liabilities and the movements during the year are as follows:

	Depreciation
	allowances in
	excess of the
	related	Revaluation of		Future benefit
	depreciation	properties	Others	of tax losses	Total	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million	US$ Million
Balance at January 1, 2002
- as previously reported	467	—	—	—	467	60
- prior year adjustment in respect of deferred tax	917	270	32	(296)	923	119

As restated	1,384	270	32	(296)	1,390	179
Charged/(credited) to the consolidated profit and loss account	344	—	(141)	(144)	59	8
Charged to reserves	—	57	—	—	57	7

Balance at December 31, 2002, and
January 1, 2003 (Restated)	1,728	327	(109)	(440)	1,506	194
Charged/(credited) to the consolidated
profit and loss account	(12)	—	121	(115)	(6)	(1)
Charged to reserves	—	37	—	—	37	5
Effect of change in tax rate charged to the consolidated profit and loss account	150	—	(10)	(41)	99	13

Balance at December 31, 2003	1,866	364	2	(596)	1,636	211

b.	Deferred tax assets unrecognized

Deferred tax assets have not been recognized in respect of the following items:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Deductible temporary differences	—	1	2
Future benefit of tax losses	(195)	(1,512)	(1,418)

	(195)	(1,511)	(1,416)

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.	OTHER DEFERRED LIABILITIES

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Club debentures (non-interest bearing) due after more than 5 years	29	224	220
Deferred revenue (Note 1(m)(viii))	3	22	22
Others	1	14	50

	33	260	292

27.	DEFINED BENEFIT PENSION SCHEMES

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Defined benefit pension scheme assets (Note 17)	2	15	14

The Group makes contributions to six defined benefit pension schemes that provide pension benefits for employees upon retirement.

a.	The amount recognized in the consolidated balance sheet is as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Present value of funded obligations	(85)	(664)	(664)
Fair value of plan assets	91	709	585
Net unrecognized actuarial (gains)/losses	(7)	(52)	63
Unrecognized transitional liability	3	22	30

	2	15	14

b.	Movement in the net (liability)/asset in the consolidated balance sheet are as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
At January 1	2	14	(22)
Contribution paid	5	37	36
Expense recognized in the profit and loss account	(5)	(36)	—

At December 31	2	15	14

c.	Expense recognized in the consolidated profit and loss account is as follows:

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
Current service cost	4	34	33
Interest cost	5	34	41
Expected return on scheme assets	(5)	(40)	(43)
Net transitional asset recognized	1	8	(31)

	5	36	—

The (income)/expense is recognized in the following line items in the consolidated profit and loss account:
Direct costs and operating expenses	5	34	(2)
Administrative and corporate expenses	—	2	2

	5	36	—

Actual (gains)/losses on scheme assets	(16)	(126)	38

d.	The principal actuarial assumptions used as at December 31, 2003 (expressed as a range), are as follows:

		2003	2002
Discount rate at December 31		5.0% - 5.5%	5.0% - 5.5%
Expected rate of return on scheme assets		5.0% - 7.0%	5.0% - 8.0%
Future salary increases	2003	N/A	0% - 3.5%
	2004-2005	2.0% - 3.5%	2.0% - 3.5%
	thereafter	3.5% - 4.0%	3.5% - 4.0%

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.	EQUITY COMPENSATION BENEFITS

The Company has a share option scheme which was adopted on June 30, 1998, to replace a former scheme previously adopted on September 29, 1988, whereby the Directors of the Company are authorized, at their discretion, to invite employees, including directors, of the Company and/or any of its subsidiaries to take up options to subscribe for shares of the Company (the “Shares”). The exercise price of the options must be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant; and (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. Options under the share option scheme are exercisable during such period as determined by the Directors prior to the grant of the option provided that no option may be granted which is exercisable earlier than 1 year from the date of grant or later than 10 years after such date.

a.	Movement in share options

	2003	2002
	NUMBER	Number
At January 1	2,551,000	3,273,000
Exercised	—	(722,000)
Lapsed	(2,151,000)	—

At December 31	400,000	2,551,000

Options vested at December 31	—	2,111,000

b.	During the year ended December 31, 2003 and 2002, no options were granted to subscribe for ordinary shares of the Company under the Company’s Executive Share Incentive Scheme.

c.	Terms of share options at the balance sheet date

		2003	2002
Exercise period	Exercise price	NUMBER	Number
6/17/1996 - 6/16/2003	HK$19.00	—	1,781,000
8/1/2002 - 7/31/2003	HK$25.00	—	330,000
8/1/2005 - 7/31/2006	HK$25.00	400,000	440,000

		400,000	2,551,000

d.	Details of share options exercised

		Market value
		per share	Proceeds
Exercise date	Exercise Price	at exercise date	received	2003	2002
	HK$	HK$	HK$	NO. OF SHARES	No. of shares
1/15/2002	12.00	17.10	720,000	—	60,000
3/8/2002	12.00	18.25	240,000	—	20,000
4/8/2002	12.00	17.10	3,600,000	—	300,000
4/8/2002	12.00	17.10	600,000	—	50,000
4/10/2002	12.00	17.10	600,000	—	50,000
4/12/2002	12.00	17.15	2,400,000	—	200,000
5/6/2002	19.00	21.00	570,000	—	30,000
6/12/2002	19.00	18.80	228,000	—	12,000

				—	722,000

29.	MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group has not been a party to any material related party transaction during the year ended December 31, 2003:

a.	As disclosed in Note 14, loans totalling HK$2,588 million (US$333 million) (2002: HK$4,332 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects are considered to be related party transactions and also constitute connected transactions as defined under the Hong Kong Listing Rules. Waivers were granted by the Hong Kong Stock Exchange in 1994 and 1997 from complying with the relevant connected transaction requirements. The net interest earned by the Group from these loans during the year is not material in the context of these consolidated financial statements.

b.	As disclosed in Note 30(b), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

Such guarantees given by the Company constitute connected transactions as defined under the Hong Kong Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Hong Kong Stock Exchange in 1997.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

c.	In respect of the year ended December 31, 2003, the Group earned rental income totalling HK$105 million (US$14 million) (2002: HK$93 million) from various tenants which are wholly owned by, or are non-wholly owned subsidiaries of, companies which in turn are wholly owned by the family interests of, or by a trust the settlor of which is, the Chairman of the Company. Such transactions are considered to be related party transactions and also constitute connected transactions as defined under the Hong Kong Listing Rules.

30.	CONTINGENT LIABILITIES

As at December 31, 2003:

a.	There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$28,562 million (US$3,679 million) (2002: HK$26,256 million).

b.	The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for the Sorrento property development project by the subsidiary of an associate.

c.	Forward exchange contracts amounting to HK$5,616 million (US$723 million) (2002: HK$5,616 million) will mature in 2004.

31.	COMMITMENTS

a.	Capital commitments

	2003	2003	2002
	US$ Million	HK$ Million	HK$ Million
No provision has been made in the consolidated financial statements for planned capital expenditure of	641	4,973	4,408

In respect of which contracts have been entered into for	150	1,161	1,763

b.	The Company’s subsidiary, Modern Terminals Limited (“MTL”), had entered into a Joint Development Agreement (“JDA”) with Hong Kong International Terminals Limited (“HIT”) and Asia Container Terminals Limited (“ACT”) in 1998 to jointly procure the construction of Container Terminal 9. The total cost of construction for the whole Container Terminal 9 is estimated by the Directors to be HK$4.8 billion (US$0.6 billion) with a target completion date in 2005. MTL, ACT and HIT have agreed to share the construction cost at an agreed ratio as stipulated in the JDA.

Furthermore, under a Berth Swap Agreement with ACT, upon the completion of the whole of Container Terminal 9, MTL will transfer to ACT all of its rights, title and interest in Container Terminal 8 West and ACT will transfer to MTL all of its rights, title and interest in Container Terminal 9.

32.	POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 8.

33.	COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for income tax in order to comply with SSAP 12 (revised), details of which are set out in Note 10.

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable in Hong Kong (“Hong Kong GAAP”), which differ in certain significant respects from those applicable in the United States of America (“US GAAP”). The significant differences and the adjustments considered necessary to restate profit attributable to shareholders (“net income”) and shareholders’ funds (“shareholders’ equity”) in accordance with US GAAP are set out below.

(a)	Property revaluation and depreciation

Under Hong Kong GAAP, investment properties, leasehold land and hotel and club properties are restated on the basis of appraised values. In 1995, under Hong Kong GAAP, the Company discontinued the practice of revaluation of properties under or held for redevelopment on a prospective basis with no adjustment to previous revaluations. Under US GAAP, such revaluations are not permitted. Accordingly, such properties have been restated at cost less accumulated depreciation and impairment losses. Depreciation has been provided on the basis of the cost of buildings held and the estimate of the useful lives of such buildings which range from 20 to 50 years. The cost of leasehold land is amortized over the terms of the related leases without consideration of renewals. The gross cost of properties subject to depreciation under US GAAP and which are not depreciated under Hong Kong GAAP at December 31, 2003, amounted to HK$22,167 million (US$2,855 million) (2002: HK$22,120 million).

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b)	Goodwill

Prior to 2001, under Hong Kong GAAP, goodwill attributable to the difference between the purchaser’s price of acquiring its interest in subsidiaries and associates and the fair value of the Group’s share of net tangible assets of the companies acquired could be offset against reserves. Effective January 1, 2001, under Hong Kong GAAP, goodwill is recognized as an asset and amortized to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Goodwill arising prior to January 1, 2001, which was set off against reserves in prior years has not been restated.

Prior to January 1, 2002, US GAAP required that goodwill generated from acquisitions accounted for under the purchase method of accounting to be recorded as an asset and amortized on a straight line basis over its estimated economic life of not more than 40 years. Upon adoption of Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Tangible Assets” with effect from January 1, 2002, goodwill is assigned to the relevant reporting units and a transitional impairment test was conducted by reference to the carrying value of each reporting unit and their respective fair values at January 1, 2002. Thereafter, goodwill is no longer subject to amortization, but the recorded value is subject to an annual assessment for impairment using a fair-value-based approach. An impairment loss is recorded if recorded goodwill exceeds its fair value. All reporting units to which goodwill and intangible assets are assigned were tested for impairment and no impairment loss was identified as of January 1, 2002, December 31, 2002, and December 31, 2003.

The adjustment of HK$50 million represented the reversal of amortization of goodwill under Hong Kong GAAP which is not allowed under US GAAP.

(c)	Effect of adoption of SSAP12 and tax effects of above adjustments

Prior to December 31, 2002

Prior to December 31, 2002, the Group, under Hong Kong GAAP, provided for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred taxes would become payable in the foreseeable future. US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided against deferred tax assets where it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent.

In assessing the realizability of deferred tax assets, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment.

With effect from January 1, 2003

With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) (“SSAP12”) issued by the Hong Kong Society of Accountants, the Company adopted a new accounting policy for deferred tax. A balance sheet method is now used to recognize deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

The effect of adopting of the new accounting policy has been applied retrospectively. Shareholders’ funds as at January 1, 2003, and January 1, 2002 were restated and decreased by HK$979 million (US$126 million) (which comprised revenue reserves of HK$690 million (US$89 million) and investment properties revaluation reserves of HK$289 million (US$37 million)), and HK$886 million (US$114 million) (which comprised revenue reserves of HK$646 million (US$83 million) and investment properties revaluation reserves of HK$240 million (US$31 million)), respectively.

The Company’s accounting policy under Hong Kong GAAP for the recognition of deferred tax is similar to US GAAP except that under Hong Kong GAAP, deferred tax assets are recognized only to the extent that it is probable that sufficient future taxable profits will be generated to utilize such assets.

In computing the deferred tax assets/liabilities under US GAAP, the Company also considered the implications of the deferred taxation arising from the adjustments which had been made to restate the net income and shareholders’ funds in accordance with US GAAP. Under US GAAP, properties are stated at cost less depreciation and revaluation is not permitted. Under Hong Kong GAAP, the properties are stated on the basis of appraised values as described in note 34 (a). Accordingly, the deferred taxation in respect of properties held by the Company under US GAAP is restricted to the extent of the temporary differences arising between the carrying value of these properties stated under US GAAP and their tax bases.

In view of the above, an adjustment of HK$822 million (US$106 million) was made to shareholders’ funds which represents the differences between the accumulated deferred tax balances reported under Hong Kong GAAP and US GAAP as at December 31, 2003, for all adjustments. The HK$278million (US$36 million) adjustment to net income in the US GAAP reconciliation represents the movements of the tax effects arising from (a) significant US GAAP adjustments and (b) changes in the tax rate applicable to Hong Kong profits tax from 16% in 2002 to 17.5% in 2003 and (c) other adjustments to net income in 2003.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d)	Deferred pre-maturity and franchise costs

Under Hong Kong GAAP, all pre-maturity costs incurred during the pre-maturity period of the Group’s cable television and telecommunication operations and all pre-operating costs incurred before the launch of the Group’s cable television and telecommunication operations on October 31, 1993 and October 1, 1995 respectively are recognized as an expense in the period in which they are incurred.

Under US GAAP, certain pre-maturity and franchise costs are deferred and amortized on a straight-line basis over the remaining term of the initial subscription television broadcasting and telecommunications licenses which expire on May 31, 2005 and June 30, 2010, respectively. The pre-maturity period for the Group’s cable television operations began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period for the Group’s telecommunications operations began with the first earned telecommunication line revenue and was to continue until the earlier of the attainment of a pre-determined number of lines and September 30, 2000. The pre-maturity period for the Group’s cable television and telecommunications operations ended on November 30, 1996 and on September 30, 2000 respectively, when the predetermined subscriber levels were attained. For US GAAP purposes, an adjustment has been made to reflect the restatement and the related amortization of certain pre-maturity and franchise costs that have been written off under Hong Kong GAAP which were allowed to be capitalized under US GAAP.

(e)	Gain on asset exchange and asset impairment

(i)	Reversal of provision for diminution in value

In 2003, provisions for impairment in value of properties under or held for redevelopment included in non-current assets held by certain subsidiaries and associates totalling HK$273 million (US$35 million) (2002: HK$85 million; 2001: HK$194 million) have been reversed under US GAAP, as the criteria for impairment under US GAAP have not been met.

(ii)	Reversal of write-back for diminution in value of properties

In 2001, a provision for impairment previously charged to the consolidated profit and loss account under Hong Kong and US GAAP in respect of a real estate property totalling HK$379 million (US$49 million) was written back to income under Hong Kong GAAP. Under US GAAP, such write-back is not allowed and has been eliminated.

(iii)	Gain on asset exchange and asset impairment

In 1995, the Group sold its controlling interest in Marco Polo Developments Limited in exchange for a significant cash payment and interests in certain Hong Kong real estate properties. Under Hong Kong GAAP, such transaction resulted in full gain recognition resulting from the substantial cash payment received by the Group. Under US GAAP, gain recognition is limited to the monetary portion of the transaction, in accordance with EITF Consensus 87-29. Accordingly, HK$788 million of the gain recognized under Hong Kong GAAP was reversed under US GAAP in 1995 and is recognized as a reduction of the carrying value of the real estate properties received in the exchange. During 1999 and 2000, certain of the Hong Kong real estate properties were sold and accordingly, the related deferred gain of HK$448 million was recognized under US GAAP. The remaining amounts of HK$340 million were all related to unsold real estates properties and thus represented the adjustments to the shareholders’ funds under US GAAP as at December 31, 2003.

(f)	Contingent liabilities

(i)	Provision for contingent liabilities

Under Hong Kong GAAP, the Group made a general provision of HK$500 million and HK$1,000 million in 1996 and 1999, respectively, (i) with respect to certain contingencies. Under US GAAP, in accordance with US Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies,” provision amounts totalling HK$1,376 million were recorded over the three-year period during 1996, 1997 and 1998 with respect to such contingencies. As a result of the resolution in March 2000 with respect to one of the contingencies, the provision previously made under US GAAP was reversed in 1999.

As the outstanding litigation had been fully settled and expensed under Hong Kong GAAP, the adjustment for the provision for litigation previously recorded under US GAAP was reversed in 2001.

(ii)	Difference in application of accounting for contingencies

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

Under Hong Kong GAAP, the Group made provisions of HK$112 million (US$14 million) with respect to certain contingencies in 2002. Under US GAAP, in accordance with US FASB Statement No. 5, “Accounting for Contingencies,” the provision should be revised to HK$15 million (US$2 million) and the amount of HK$97 million (US$12 million) has been reversed in the US GAAP reconciliation due to the difference in the application of accounting for contingencies.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(g)	Others

Other adjustments principally represent the net effect of costs capitalized under Hong Kong GAAP that are required to be recognized as expenses under US GAAP, certain anticipated expenses recognized under Hong Kong GAAP that are not recognized as expenses under US GAAP until the related goods or services are received or provided and the impact of property revaluations reflected in shareholders’ funds under Hong Kong GAAP that are recognized as expenses under US GAAP.

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

(i)	Deferred loan arrangement expenses written off

In 1999, under Hong Kong GAAP, deferred loan arrangement expenses totalling HK$366 million (US$47 million) were written off, as it was established that the related loans would be repaid before maturity. Under US GAAP, deferred loan arrangement expenses for these loans are not permitted to be written off until the actual date such loans were originally due to be repaid. If the loan is repaid early, the remaining unamortized amount will be written off in the repayment period.

Accordingly, an adjustment was made to reverse the amounts previously written off under Hong Kong GAAP and these amounts were amortized over the remaining life of the loans under US GAAP.

The US GAAP adjustment for 2003 deferred loan arrangement expenses written off totalled HK$75 million (US$10 million) (2002: HK$44 million). The amounts of HK$75 million comprised of (a) amortization of loan arrangement expenses of HK$42 million (US$6 million) (2002: HK$44 million) and (b) remaining amortisation charge of HK$33 million (US$4 million) associated with the asset-backed notes (see note 34(o)) initially scheduled to repay in May 2004, which had been early repaid in May 2003.

(j)	Income on backhaul installation

Under Hong Kong GAAP, income on backhaul installation (2002: HK$29 million; 2001: HK$103 million) has been recognized in the consolidated profit and loss account when it was received.

Under US GAAP, such income is not permitted to be recognized immediately and it is instead deferred and amortized over the contract period which range from 3 to 20 years. For 2003, revenue of HK$15 million (US$2 million) (2002: amortization of HK$15 million) was credited to net income which represents the net amortized amount of income under US GAAP.

(k)	Offsetting amounts related to certain contracts

Under Hong Kong GAAP, certain restricted bank deposits and corresponding bank loans at December 31, 2002, arising in respect of the Group’s leasing partnership have been offset against each other and are not shown in the consolidated financial statements.

Under US GAAP, the offsetting of such assets and liabilities in the consolidated balance sheet is not permitted as there is no legal right to offset. As such, under US GAAP, the restricted bank deposits and the bank loans at December 31, 2002, would be reflected separately in the consolidated balance sheet.

There were no such restricted bank deposits and corresponding bank loans at December 31, 2003.

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

Under US GAAP, installation fees relating to broadband Internet access services and related incremental direct costs (excluding selling costs) up to, but not exceeding, the amount of the installation revenue, are deferred and recognized on a straight-line basis over the estimated customer service period, which is four years as of December 31, 2003, with respect to customers under monthly service contracts, or over the contract period, with respect to customers under 12 to 18 month service contracts. The excess of incremental direct costs (excluding selling costs) over the related installation fees, to the extent that they are recoverable from future contractual revenues, are deferred and amortized over the contract period.

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

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(l)	Service installation fees and expenses (Continued)

Under US GAAP, consideration received for components of enforceable contracts involving multiple arrangements are accounted for as separate units only if the individual components meet all the criteria for separation accounting, and the arrangement consideration can be allocated to the individual components based on the fair value of the respective components. Otherwise, the entire arrangement consideration is accounted for as one single unit, and is deferred and recognized over the contract period. Installation fees in certain multiple element arrangements did not meet all the criteria for separation accounting. Accordingly, revenue that was separated and recorded as installation fees upon the completion of the installation under Hong Kong GAAP was reverse, giving rise to a corresponding increase in subscription fees to be recognized over the term of the contract under US GAAP.

(m)	Share option scheme

The Company operates an Executive Share Incentive Scheme and i-CABLE Communications Limited (“i-CABLE”) operates a Share Option Scheme which allow their employees who are granted options under the terms of these schemes to subscribe for ordinary shares of the Company and i-CABLE respectively.

Under the Company’s Executive Share Incentive Scheme, the Company may grant options up to 10 per cent of the issued share capital of the Company from time to time, excluding for this purpose shares issued pursuant to the exercise of options granted under the scheme, to employees to purchase the ordinary shares of the Company.

Under Hong Kong GAAP, no accounting entry is made upon the granting of options to employees.

Under US GAAP, the Group applies the intrinsic value-based method for share options prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations to account for its fixed plan stock options. Under this method, a compensation expense is recognized and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instruments exceeds the exercise price of the options granted at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known. Other than options granted to employees during the year ended December 31, 2000, that require the achievement of specific performance targets by i-CABLE prior to their vesting and that, accordingly, are accounted for utilizing variable plan accounting, all other options granted by i-CABLE are accounted for utilizing fixed plan accounting under US GAAP.

(n)	Valuation of cost method investments

Under Hong Kong GAAP, unlisted non-trading securities are measured at fair value in the balance sheet. Unrealized holding gains and losses on such securities are reported in the investments revaluation reserves. To the extent such securities are deemed to be impaired under HK GAAP, the unrealized holding losses are included in earnings.

Under US GAAP, cost method investments that do not have a readily determinable market value are recorded at cost less any decline in value deemed to be “other-than-temporary.” A decline in the fair value of an investment below its carrying amount that is “other-than-temporary” is accounted for as a realized loss, whereby the cost basis of the investment must be written down to fair value. Under US GAAP, in 2001, the decline in fair value of a cost method investment below its carrying amount of HK$12 million was deemed to be “other-than-temporary” and recorded as a charge to earnings due to the stricter guidance on determining when a decline in value should be deemed “other-than- temporary.” The charge was reversed from the reconciliation of net profit in 2002 upon recognition of the same impairment loss under Hong Kong GAAP in 2001.

(o)	Offsetting amounts related to certain investments and debts

In March 1999, the Group arranged, through Harbour City Funding (1) Limited (“HCF”), to issue asset-backed notes, secured by certain investment properties of the Group, with various fixed and floating rate tranches for amounts of US$354 million and HK$1,714 million due 2005 (the “Notes”). The total proceeds from the debt issuance amounted to HK$ 4,457 million (US$571 million).

HCF does not meet the definition of “subsidiary” under the Hong Kong Companies Ordinance and therefore has not been accounted for as a subsidiary in the consolidated financial statements of the Group. Accordingly, the HK$4,457 million of debt as well as the investment properties securing the debt are reflected in the consolidated balance sheet. In the consolidated financial statements of the Group, the amount of HK$4,457 million of debt was included as “Bonds and Notes” under non-current liabilities at December 31, 2002.

Under US GAAP, HCF does not meet the non consolidation criteria as set out in SFAS 140 “Accounting for transfers and servicing of financial assets and extinguishments of liabilities,” and accordingly, is required to be included in the consolidated financial statements of the Group.

At December 31, 2002, the Group had HK$509 million (US$65 million) (2001: HK$514 million) of HCF debt securities acquired from third parties. The amount of HK$509 million was after deducting the revaluation deficits of HK$19 million (US$2 million). The amount of HK$509 million is classified as “Listed Debt Securities” under current assets as of December 31, 2002. Under US GAAP, the listed debt securities should be set off against the non-current liabilities of the Group. For 2003, the Group has disposed all its holding of HCF debt securities and therefore the adjustment for the reversal of revaluation deficits of listed debt securities recorded under US GAAP in 2002 was reversed in 2003.

Interest income recorded by the Group in respect of holding of certain of the Notes during the year ended December 31, 2003, amounting to HK$8 million (US$1 million) (2002: HK$23 million, 2001: HK$23 million) should be eliminated under US GAAP against the borrowing costs incurred by the Group on the Notes.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(p)	Distribution in specie of i-CABLE shares

Under Hong Kong GAAP, the Group recognized a profit of HK$312 million (US$40 million) in respect of the distribution in specie of i-CABLE shares (“pro-rata distribution”) to the Company’s shareholders in August 2003. The pro-rata distribution resulted in the Group’s shareholdings in i-CABLE being reduced from 79.44% on January 1, 2003, to 67.32% on December 31, 2003.

Under US GAAP, a pro-rata distribution to owners of an enterprise of shares of a subsidiary that has been consolidated is considered to be equivalent to a spin-off. A spin-off is accounted for using historical cost. Accordingly, the gain (HK$312 million) recognized under Hong Kong GAAP for this pro-rata distribution is reversed under US GAAP.

An adjustment of HK$26 million (US$3 million) was made to 2003 shareholders’ funds which represents the difference between the historical cost per share recognised under Hong Kong GAAP and US GAAP for this pro-rata distribution.

(q)	Comprehensive income and accumulated other comprehensive income

The provisions of SFAS No. 130, “Reporting Comprehensive Income” requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such presentation is not required under Hong Kong GAAP. Under US GAAP, comprehensive income for the years ended December 31, 2003, 2002 and 2001, and accumulated other comprehensive income balances as of December 31, 2003, 2002 and 2001, are summarized as follows :

	FOR THE YEARS ENDED DECEMBER 31,
	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Net income under US GAAP	324	2,514	1,914	1,055
Foreign currency translation	—	—	(22)	3
Unrealized gains / (losses) on investments, net	59	460	(229)	376

Comprehensive income under US GAAP	383	2,974	1,663	1,434

	AS OF DECEMBER 31,
	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Foreign currency translation	(9)	(72)	(72)	(50)
Unrealized gains / (losses) on investments, net	30	230	(230)	(1)

Accumulated other comprehensive income balances	21	158	(302)	(51)

(r)	Derivative financial instruments

The Group placed deposits with principal amounts totalling US$20 million as at December 31, 2003 (2002: US$80 million), with a financial institution, maturing in 2006. The deposits carry interest at higher than market rates and are credit linked to the bonds issued by one of the subsidiaries of the Company.

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

As of December 31, 2003, the Group considered the fair value of the embedded derivative to be zero.

(s)	Recent accounting pronouncements

FIN 46R

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. FIN46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities issued in January 2003. FIN 46R applies to variable interests in Variable Interest Entities (“VIE”) created after December 31, 2003, for the Company. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. The application of this Interpretation is not expected to have a material effect on the Group’s financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. However, as the Company files Item 17 of Form 20-F, it is exempted from such disclosure requirements.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(s)	Recent accounting pronouncements (Continued)

FASB No. 149

In April 2003, the FASB issued SFAS No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 will be applied prospectively. The adoption of SFAS No. 149 did not expected to have a material effect on the Group’s financial statements.

FASB No. 150

In May 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope.. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The adoption of SFAS No. 150 is not expected to have a material effect on the Group’s financial statements.

FASB No. 132 (revised)

In December 2003, the FASB issued SFAS No.132 (revised), Employer’s Disclosures about Pensions and Other Postretirement Benefits. SFAS No.132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No.132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003.

(t)	Classification of items in the consolidated profit and loss account

Under Hong Kong GAAP, provisions for properties held for development and for sale of HK$276 million (US$36 million) (2002: HK$285 million; 2001: write back of HK$339 million) are disclosed as a separate item after net operating profit in the consolidated profit and loss account as management considers that such item should not be a recurring item from core operations of the Group.

Under US GAAP, provisions for properties held for development and for sale would be included in the determination of net operating profit in the consolidated profit and loss account.

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The following table summarizes the effect on profit attributable to shareholders (“net income”) of differences between Hong Kong GAAP and US GAAP.

	FOR THE YEARS ENDED DECEMBER 31,
	Reference
	in note	2003	2003	2002	2001
	above	US$ Million	HK$ Million	HK$ Million	HK$ Million
Profit attributable to shareholders (“net income”) as previously reported under Hong Kong GAAP		392	3,043	2,303	2,519
Effect of adoption of SSAP12	(c)	—	—	(44)	(100)

Profit attributable to shareholders (“net income”) as reported under Hong Kong GAAP (Restated)		392	3,043	2,259	2,419
Significant US GAAP adjustments:
Depreciation:	(a)
Current year provision		(82)	(634)	(620)	(556)
Amortization of goodwill:	(b)
Current year provision		—	—	—	(141)
Effect on disposals		—	—	—	310
Reversal of amortization of goodwill	(b)	6	50	22	—
Deferred pre-maturity and franchise costs	(d)	(12)	(97)	(108)	(108)
Reversal of provision for diminution in value	(e)(i)	35	273	85	194
Reversal of write back for diminution in value	(e)(ii)	—	—	—	(379)
Provision for contingent liabilities	(f)(i)	—	—	—	13
Difference in application of accounting for contingencies	(f)(ii)	—	—	97	—
Deferred loan arrangement expenses written off	(i)	(10)	(75)	(44)	(65)
Income on backhaul installation	(j)	2	15	(15)	(101)
Service installation fees and expenses	(l)	(1)	(6)	(67)	(15)
Share option scheme	(m)	—	(2)	(9)	(35)
Valuation of cost method investments	(n)	—	—	12	(12)
Reversal of revaluation deficits of listed debt securities	(o)	(2)	(19)	19	—
Distribution in specie of i-CABLE shares	(p)	(40)	(312)	—	—
Others	(g)	—	—	(4)	(30)
Effect of tax rate change and other adjustments	(c)	18	139	—	—
Tax effect of above adjustments	(c)	18	139	287	(439)

Profit attributable to shareholders (“net income”) under US GAAP		324	2,514	1,914	1,055

		US$	HK$	HK$	HK$
Basic and diluted net income per share under US GAAP		0.13	1.03	0.78	0.43

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The following table summarizes the effect on shareholders’ funds (“shareholders’ equity”) of differences between Hong Kong GAAP and US GAAP.

	AS AT DECEMBER 31,
	Reference		2003	2003	2002
	In note above		US$ Million	HK$ Million	HK$ Million
Shareholders’ funds (“shareholders’ equity”) as previously reported under Hong Kong GAAP			6,650	51,628	48,713
Effect of adoption of SSAP12	(c	)	—	—	(979)

Shareholders’ funds (“shareholders’ equity”) as reported under Hong Kong GAAP (Restated)			6,650	51,628	47,734
Significant US GAAP adjustments:
Property revaluation	(a	)	(4,445)	(34,513)	(32,602)
Accumulated depreciation	(a	)	(616)	(4,780)	(4,146)
Goodwill	(b	)	167	1,297	1,247
Deferred pre-maturity and franchise costs	(d	)	43	335	432
Reversal of provision for diminution in value	(e	)(i)	114	888	615
Gain on asset exchange and asset impairment	(e)(iii)		(44)	(340)	(340)
Reversal of write back for diminution in value of properties	(e)(ii)		(49)	(379)	(379)
Difference in application of accounting for contingencies	(f)(ii)		12	97	97
Others	(g	)	(28)	(215)	(215)
Deemed profit on partial disposal of a subsidiary	(h	)	(8)	(64)	(64)
Deferred loan arrangement expenses written off	(i	)	3	23	98
Income on backhaul installation	(j	)	(23)	(181)	(196)
Offsetting amounts related to certain contracts-Bank loans	(k	)	—	—	(556)
Offsetting amounts related to certain contracts-Bank deposits	(k	)	—	—	556
Service installation fees and expenses	(l	)	(14)	(106)	(100)
Long term loans	(o	)	—	—	528
Listed debt securities	(o	)	—	—	(509)
Distribution in specie of i-CABLE shares	(p	)	(3)	(26)	—
Tax effect of above adjustments	(c	)	106	822	511

Shareholders’ funds (“shareholders’ equity”) under US GAAP			1,865	14,486	12,711

Set out below is a reconciliation of US GAAP shareholders’ equity for the years ended December 31, 2002 and 2003:

		Note		HK$ Million
Shareholders’ equity under US GAAP at January 1, 2002				12,940
Add :	Profit attributable to shareholders (“net income”) under US GAAP for the year ended December 31, 2001			1,914
	Share capital
	Share options granted	34	(m)	9
	Share premium
	Share options exercised	23		7
	Exchange reserve
	Net movements in 2002			(22)
	Net change in unrealized holding losses on available-for-sale securities			(229)
Less :	Dividends paid during 2002
	2001 final dividend	8		(1,223)
	2002 interim dividend	8		(685)

Shareholders’ equity under US GAAP at December 31, 2002				12,711
Add :	Profit attributable to shareholders (“net income”) under US GAAP for the year ended December 31, 2003			2,514
	Share capital
	Share options lapsed	34	(m)	2
	Net change in unrealized holding gains on available-for-sale securities			460
Less :	Dividends paid during 2003
	2002 final dividend	8		(685)
	2003 interim dividend	8		(516)

Shareholders’ equity under US GAAP at December 31, 2003				14,486

THE WHARF (HOLDINGS) LIMITED
AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

34.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Consolidated statement of cash flows

Prior to 2002, under SSAP 15, the Group presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing activities. FASB 95 requires only three categories of cash flow activity : (a) operating; (b) investing; and (c) financing. Cash flows from taxation and returns on investments and servicing of finance shown herein would be included as operating activities under FASB 95, with the exception of dividends paid to shareholders and minority shareholders, which under FASB 95 would be classified as financing activities. In addition, SSAP 15 includes advances from banks repayable within three months of the date of the advance within the definition of “cash equivalents,” whereas under FASB 95 all advances from banks should be included under financing activities.

With effect from January 1, 2002, the Group adopted Hong Kong Statement of Standard Accounting Practice No. 15 (revised) “Cash flow statements” (“SSAP 15 (revised)”) which has objectives, principles and presentation consistent with those set out in the FASB 95, “Statement of Cash Flows.” Summarized cash flow data is set out below:

	FOR THE YEARS ENDED DECEMBER 31,
	2003	2003	2002	2001
	US$ Million	HK$ Million	HK$ Million	HK$ Million
Net cash inflow / (outflow) from
Operating activities	690	5,358	4,688	3,078
Investing activities	136	1,053	(3,144)	(956)
Financing activities	(729)	(5,656)	(3,639)	(1,481)

Increase / (decrease) in cash and cash equivalents	97	755	(2,095)	641
Effect of foreign exchange rate changes	—	—	—	(2)
Cash and cash equivalents at January 1	98	757	2,852	2,213

Cash and cash equivalents at December 31	195	1,512	757	2,852

“Cash and cash equivalents” represents deposits and cash.

SCHEDULE III

THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES
Real Estate and Accumulated Depreciation
For the year ended December 31, 2003
(Expressed in HK$ Million)

Column A	Column B	Column C		Column D
		Initial cost to		Cost capitalised subsequent
		Group		to acquisition
					(Note 2)
			Building
			and		Carrying
Description	Encumbrances	Land	improvements	Improvements	costs
Investment Properties
Gateway Tower II, Tsimshatsui, Hong Kong	$—	$7	$—	$5,284	$—
Times Square, Causeway Bay, Hong Kong	—	76		2,843
Gateway Tower, Tsimshatsui, Hong Kong	—	1	—	1,244	—
Ocean Galleries, Tsimshatsui, Hong Kong	—	5	—	753	—
Ocean Centre, Tsimshatsui, Hong Kong	—	1	—	267	—
Plaza Hollywood, Diamond Hill, Hong Kong	—	1,574	1,521	(9)	—
Other investment properties whose individual value is less than 5% of the property value	414	2,296	852	4,339	—

Total Investment Properties	$414	$3,960	$2,373	$14,721	$—

	$—	$100	$7	$702	$—

Hotel and Other Properties whose individual value is less than 5% of total property value	$—	$100	$7	$702	$—

	$414	$4,060	$2,380	$15,423	$—

Column A	Column E				Column F
	Gross amount at which carried at
	December 31, 2003
		Building
		and	Revaluation		Accumulated
Description	Land	improvements	Surplus	Total	depreciation
Investment Properties
Gateway Tower II, Tsimshatsui, Hong Kong	$7	$5,284	$7,984	$13,275	$ N/A
Times Square, Causeway Bay, Hong Kong	76	2,843	9,404	12,323	N/A
Gateway Tower, Tsimshatsui, Hong Kong	1	1,244	3,860	5,105	N/A
Ocean Galleries, Tsimshatsui, Hong Kong	5	753	4,348	5,106	N/A
Ocean Centre, Tsimshatsui, Hong Kong	1	267	4,801	5,069	N/A
Plaza Hollywood, Diamond Hill, Hong Kong	1,574	1,512	(61)	3,025	N/A
Other investment properties whose individual value is less than 5% of the property value	2,296	5,191	2,373	9,860	N/A

Total Investment Properties	$3,960	$17,094	$32,709	$53,763	$ N/A

				(Note 5)
Hotel and Other Properties whose individual value is less than 5% of total property value	$100	$709	$3,422	$4,231	$—

	$100	$709	$3,422	$4,231	$—

	$4,060	$17,803	$36,131	$57,994	$—

				(Note 3)	(Note 4)

S-1

SCHEDULE III

THE WHARF (HOLDINGS) LIMITED AND ITS SUBSIDIARIES
Real Estate and Accumulated Depreciation
For the year ended December 31, 2003
(Expressed in HK$ Million)

Column A	Column G	Column H	Column I
			Life on
			which
			depreciated
			in latest
	Date of		income
	completion of	Date	statement
Description	construction	acquired	is computed
Investment Properties
Gateway Tower II, Tsimshatsui, Hong Kong	1998/99	1881	N/A
Times Square, Causeway Bay, Hong Kong	1993	1974	N/A
Gateway Tower, Tsimshatsui, Hong Kong	1994	1881	N/A
Ocean Galleries, Tsimshatsui, Hong Kong	1981/83	1881	N/A
Ocean Centre, Tsimshatsui, Hong Kong	1977	1881	N/A
Plaza Hollywood, Diamond Hill, Hong Kong	1997	1999	N/A
Other investment properties whose individual value is less than 5% of the property value	Various	Various	N/A
Total Investment Properties
Hotel and Other Properties whose individual value is less than 5% of total property value	Various	Various	Various

Note: The total encumbrances are $414 million

Notes:

Note 1: The schedule includes investment properties, hotel properties and other properties which are not used in the Company’s business, and excludes properties held for / under redevelopment and properties used in the Company’s business.

Note 2: The determination of these amounts is not practicable and, accordingly, they are included in improvements.

Note 3: The changes in total cost or valuation of properties for the years ended December 31, 2003, 2002, and 2001, are as follows:

	2003	2002	2001
Balance at beginning of the financial year	$55,723	$60,801	$64,286
Additions and properties acquired	51	—	29
Disposal of investment properties	(4)	—	(5)
Reclassification from properties under or held for redevelopment	—	1,117	1,162
Provision for deficit	(6)	—	—
Revaluation surplus / (deficit)	2,230	(6,195)	(4,671)

Balance at end of the financial year	$57,994	$55,723	$60,801

Note 4: The changes in accumulated depreciation and amortization for the years ended December 31, 2003, 2002, and 2001, are as follows:

	2003	2002	2001
Depreciation and amortization charged to operating profit	$12	$12	$12
Written back on disposal of properties	—	—	—
Written back on revaluation	(12)	(12)	(12)

Balance at end of the financial year	$—	$—	$—

Note 5: The commercial section of The Hong Kong Hotel which is classified as “investment properties” in the financial statements is classified as hotel properties for the purpose of this schedule.

S-2

INDEX TO EXHIBITS

1	Amended Articles of Association of the Company.

2.2.1	Indenture, dated as of November 7, 1994, among the Issuer, the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, incorporated by reference to the Company’s registration statement on Form F-1 filed on October 11, 1994 (File No. 33-84952).

2.2.2	Registration Rights Agreement, dated March 13, 1997, among the Issuer, the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities Inc. and J.P. Morgan Securities Inc., as Purchasers, incorporated by reference to the Company’s registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

2.2.3	Form of 7 5/8% Guaranteed Note due 2007, incorporated by reference to the Company’s registration statement on Form F-4 filed on July 15, 1997 (File No. 333-7246).

3	Certification pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

4	The Wharf (Holdings) Limited Code of Ethics.

8.1	List of significant subsidiaries and associates of the Company as at December 31, 2003.

12.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.